Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Consolidated financial statements as of and for the years

ended December 31, 2014 and 2013 and independent

auditors’ report

Deloitte Auditores y Consultores Limitada Rosario Norte 407 Las Condes, Santiago Chile Fono: (56) 227 297 000 Fax: (56) 223 749 177 deloittechile@deloitte.com www.deloitte.cl

INDEPENDENT AUDITORS’ REPORT

To the shareholders of

    CORPBANCA

We have audited the accompanying consolidated financial statements of CORPBANCA and its subsidiaries (hereinafter “the Bank”), which comprise the consolidated statements of financial position as of December 31, 2014 and 2013 and the related consolidated statements of income for the period, other comprehensive income for the period, changes in equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management´s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions. This responsibility includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor´s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor´s judgment, including the assessment of the risk of material misstatement of the consolidated financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Bank´s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Bank´s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CORPBANCA and subsidiaries as of December 31, 2014 and 2013, and the results of’ their operations and their cash flows for the years then ended in accordance with accounting standards and instructions issued by the Superintendency of Banks and Financial Institutions.

Other matter

As disclosed in Note 12 to these consolidated financial statements, at August 6, 2014, the Bank completed the valuation of the identifiable assets acquired and the liabilities assumed as a result of the acquisition of the foreign companies Helm Bank and subsidiaries performed by its subsidiary Banco CorpBanca Colombia S.A.

The accompanying consolidated financial statements have been translated into English for the convenience of readers outside of Chile.

February 20, 2015

Santiago, Chile

Ch$	=	Figures expressed in Chilean pesos.
MCh$	=	Figures expressed in millions of Chilean pesos.
US$	=	Figures expressed in US dollars.
ThUS$	=	Figures expressed in thousands of US dollars.
MUS$	=	Figures expressed in millions of US dollars.
COP$	=	Figures expressed in Colombian pesos.
MCOP$	=	Figures expressed in millions of Colombian pesos.
UF	=	Figures expressed in Unidades de Fomento (a Chilean inflation-
indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index).

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2014 and 2013

(Figures in millions of Chilean pesos - MCh$)

	Note	12.31.2014	12.31.2013
ASSETS		MCh$	MCh$
Cash and due from banks	5	1,169,178	911,088
Transactions in the course of collection	5	212,842	112,755
Trading securities	6	685,898	431,683
Receivables from repurchase agreements and securities borrowing	7	78,079	201,665
Derivative instruments	8	766,799	376,280
Loans and advances to banks	9	814,209	217,944
Loans to customers	10	13,891,904	12,777,784
Financial assets available for sale	11	1,156,896	889,087
Financial assets held to maturity	11	190,677	237,522
Investments in other companies	12	15,842	15,465
Intangible assets	13	757,777	836,922
Property, plant and equipment	14	92,642	98,242
Current tax assets	15	1,608	—
Deferred tax assets	15	113,501	92,932
Other assets	16	411,974	290,678

TOTAL ASSETS		20,359,826	17,490,047

LIABILITIES
Current accounts and other demand deposits	17	3,954,948	3,451,383
Transactions in the course of payment	5	145,771	57,352
Payables from repurchase agreements and securities lending	7	661,663	342,445
Savings accounts and time deposits	17	8,076,966	7,337,703
Derivative instruments	8	607,683	281,583
Borrowings from financial institutions	18	1,431,923	1,273,840
Debt issued	19	3,079,050	2,414,557
Other financial obligations	19	15,422	16,807
Current tax liabilities	15	—	45,158
Deferred tax liabilities	15	180,934	179,467
Provisions	20	227,010	187,206
Other liabilities	21	210,716	185,507

TOTAL LIABILITIES		18,592,086	15,773,008

EQUITY
Attributable to owners of the Bank:
Capital	23	781,559	781,559
Reserves	23	515,618	515,618
Valuation accounts	23	(93,610)	(23,422)
Retained earnings:		239,860	137,586
Retained earnings from prior periods	23	126,730	60,040
Profit for the period	23	226,260	155,093
Less: Provision for minimum dividends		(113,130)	(77,547)

		1,443,427	1,411,341
Non-controlling interest	23	324,313	305,698

TOTAL EQUITY		1,767,740	1,717,039

TOTAL LIABILITIES AND EQUITY		20,359,826	17,490,047

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

As of December 31, 2014 and 2013

(Figures in millions of Chilean pesos - MCh$)

	Note	12.31.2014	12.31.2013
		MCh$	MCh$
Interest and indexation income	24	1,320,124	1,007,106
Interest and indexation expenses	24	(689,240)	(549,416)

Net interest and indexation income		630,884	457,690

Fee and commission income	25	202,013	144,777
Fee and commission expenses	25	(40,423)	(26,800)

Net fee and commission income		161,590	117,977

Net financial operating income	26	183,693	101,287
Net foreign exchange transactions	27	(13,426)	(13,906)
Other operating income	32	30,554	40,876

Total operating income		993,295	703,924

Credit risk provisions	28	(132,529)	(101,374)

OPERATING INCOME, NET OF CREDIT RISK
PROVISIONS		860,766	602,550

Personnel expenses	29	(219,312)	(165,009)
Administrative expenses	30	(213,140)	(139,614)
Depreciation and amortization	31	(51,613)	(42,288)
Impairment	31	(1,308)	—
Other operating expenses	32	(32,446)	(25,140)

TOTAL OPERATING EXPENSES		(517,819)	(372,051)

NET OPERATING INCOME		342,947	230,499

Income attributable to investments in other companies	12	1,799	1,241

Profit before taxes		344,746	231,740
Income taxes	15	(80,109)	(63,830)

PROFIT FOR THE PERIOD		264,637	167,910

Attributable to:
Owners of the Bank		226,260	155,093
Non-controlling interest	23	38,377	12,817

Earnings per share attributable to owners of the Bank: (expressed in Chilean pesos)
Basic earnings per share	23	0.665	0.459
Diluted earnings per share	23	0.665	0.459

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME FOR THE PERIOD

As of December 31, 2014 and 2013

(Figures in millions of Chilean pesos - MCh$)

	Note	12.31.2014	12.31.2013
		MCh$	MCh$
PROFIT FOR THE PERIOD		264,637	167,910

OTHER COMPREHENSIVE (LOSS) INCOME THAT MAY BE RECLASSIFIED
SUBSEQUENTLY TO PROFIT OR LOSS:

Financial instruments available for sale		(3,798)	4,597
Exchange differences on translation		(67,793)	11,960
Loss from hedge of net investment in foreign operation		(4,751)	(2,840)
Gain (loss) from cash flow hedge		6,145	(5,757)

Other comprehensive (loss) income before taxes		(70,197)	7,960
Income taxes related to other comprehensive income		2,591	499

Total other comprehensive (loss) income that may be reclassified subsequently to profit or loss		(67,606)	8,459

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED
TO PROFIT IN SUBSEQUENT PERIODS		—	—

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME		(67,606)	8,459

COMPREHENSIVE INCOME FOR THE PERIOD		197,031	176,369

Attributable to:
Owners of the Bank		156,071	163,552
Non-controlling interest	23	40,960	12,817

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

As of December 31, 2014 and 2013

(Figures in millions of Chilean pesos—MCh$—except for the number of shares)

				Valuation Accounts						Retained Earnings
	Number of Shares	Capital	Reserves	Financial Assets Available for Sale	Hedge of Net Investment in Foreign Operation	Cash Flow Hedge	Income Taxes Related to Other Comprehensive Income (Loss)	Translation Adjustment	Subtotal Valuation Accounts	Retained Earnings from Prior Periods	Profit for the Period	Provision for Minimum Dividend	Total Attributable to Owners of the Bank	Non- Controlling Interest	Total Equity
	In millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of January 1, 2013	293,358	638,234	275,552	(8,143)	456	570	1,453	(26,217)	(31,881)	—	120,080	(60,040)	941,945	54,370	996,315

Increase or decrease in capital and reserves	47,000	143,325	147,843	—	—	—	—	—	—	—		—	291,168	787	291,955
Profit distribution	—	—	—	—	—	—	—	—	—	60,040	(120,080)	60,040	—	—	—
Provision for minimum dividends	—	—	—	—	—	—	—	—	—	—		(77,547)	(77,547)	—	(77,547)
Comprehensive income for the period	—	—	—	4,597	(2,840)	(5,757)	499	11,960	8,459	—	155,093	—	163,552	12,817	176,369
Dilutive effect of purchase of Helm Bank and subsidiaries (*)	—	—	92,223	—	—	—	—	—	—	—		—	92,223	—	92,223
Movements generated by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	2,716	2,716
Acquisition of Helm Bank and subsidiaries in
Colombia	—	—	—	—	—	—	—	—	—	—	—	—	—	235,008	235,008

Equity as of December 31, 2013	340,358	781,559	515,618	(3,546)	(2,384)	(5,187)	1,952	(14,257)	(23,422)	60,040	155,093	(77,547)	1,411,341	305,698	1,717,039

Equity as of January 1, 2014	340,358	781,559	515,618	(3,546)	(2,384)	(5,187)	1,952	(14,257)	(23,422)	60,040	155,093	(77,547)	1,411,341	305,698	1,717,039

Increase or decrease in capital and reserves	—	—	—	—	—	—	—	—	—	—	—	—	—	1,045	1,045
Profit distribution	—	—	—	—	—	—	—	—	—	66,690	(155,093)	77,547	(10,856)	—	(10,856)
Provision for minimum dividends	—	—	—	—	—	—	—	—	—	—	—	(113,130)	(113,130)	—	(113,130)
Comprehensive income for the period	—	—	—	(8,059)	(4,751)	6,145	4,270	(67,793)	(70,188)	—	226,260	—	156,072	40,960	197,032
Movements generated by non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	—	—	(23,390)	(23,390)

Equity as of December 31, 2014	340,358	781,559	515,618	(11,605)	(7,135)	958	6,222	(82,050)	(93,610)	126,730	226,260	(113,130)	1,443,427	324,313	1,767,740

(*)	For more information, see Note 23 letter e).

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

As of December 31, 2014 and 2013

(Figures in millions of Chilean pesos - MCh$)

	Note	12.31.2014	12.31.2013
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Profit for the period before taxes		344,746	231,740
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	31	51,613	42,288
Credit risk provisions	28	157,474	118,841
Provisions and write-offs for assets received in lieu of payment	32	2,494	2,849
Provisions for contingencies	32	982	2,755
Adjustment to market value of investments and derivatives		(43,039)	(17,139)
Net interest and indexation income	24	(630,884)	(457,690)
Net fee and commission income	25	(161,590)	(117,977)
Net foreign exchange transactions	27	13,426	13,906
Changes in deferred tax assets and liabilities		(4,967)	(5,297)
Changes in foreign exchange rates of assets and liabilities		158,943	77,029
Other charges that do not represent cash flows		14,719	31,267

Subtotal		(96,083)	(77,428)

Loans to customers and banks		(1,602,504)	496,869
Receivables from repurchase agreements and securities borrowing		132,301	(133,034)
Financial assets held for trading		(449,956)	41,973
Financial assets available for sale		(308,639)	428,471
Financial assets held to maturity		46,845	(28,173)
Other assets and liabilities		(96,088)	(44,363)
Savings accounts and time deposits		735,294	(971,620)
Current accounts and other demand deposits		503,492	69,259
Payables from repurchase agreements and securities lending		319,218	98,580
Dividends received from investments in other companies	12	1,799	1,241
Foreign borrowings obtained		3,565,452	3,097,922
Repayment of foreign borrowings		(3,452,887)	(3,171,343)
Interest paid		(735,344)	(530,312)
Interest received		1,212,534	1,006,878
Income taxes	15	(80,109)	(63,830)
Repayment of other borrowings		(1,385)	1,552

Net cash flows (used in) provided by operating activities		(306,060)	222,642

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment and intangible assets	13-14	(27,193)	(34,366)
Sale of property, plant and equipment		1,343	7,520
Proceeds from sale of assets received in lieu of payment		3,038	4,586
Acquisition of Colombian subsidiaries, net of cash acquired	12	(83,998)	(255,444)

Net cash flows used in investing activities		(106,810)	(277,704)

CASH FLOWS FROM FINANCING ACTIVITIES:
Debt issued		672,851	688,160
Redemption of debt issued		(68,468)	(269,770)
Capital increase	23	—	291,168
Dividends paid	23	(88,403)	(60,040)

Net cash flows provided by financing activities		515,980	649,518

TOTAL NET CASH FLOWS		103,110	594,456

Cash and cash equivalents at beginning of period		1,327,476	733,020
Cash and cash equivalents at end of period	5	1,430,586	1,327,476

Net increase in cash and cash equivalents		103,110	594,456

The attached notes 1-38 are an integral part of these consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 1 - GENERAL INFORMATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General Information – CorpBanca and its Subsidiaries

CorpBanca is incorporated under the laws of the Republic of Chile and regulated by the Superintendency of Banks and Financial Institutions (SBIF). The Bank’s objective is to execute and enter into all acts, contracts, transactions or businesses permitted by the General Banking Law, notwithstanding its ability to broaden or restrict its sphere of action, without modifying its bylaws, based on legal provisions issued in the future. This basis ranges from individuals to large corporations.

Since 2004, CorpBanca has been regulated by the United States Securities and Exchange Commission (“SEC”) because it is listed on the New York Stock Exchange (“NYSE”) through an American Depository Receipt (“ADR”) program.

Its legal domicile is Huérfanos 1072, Santiago, Chile and its web site is www.corpbanca.cl.

The consolidated financial statements for the year ended December 31, 2014, were approved by the board of directors on February 20, 2015.

i)	Our History

CorpBanca is the oldest private bank currently operating in Chile. It was founded as Banco de Concepción in 1871 by a group of residents of the city of Concepción led by Aníbal Pinto, who would later become President of Chile. In 1971, control of the Bank was transferred to the Chilean Development Corporation (Corporación de Fomento de la Producción or CORFO). That same year, it acquired Banco Francés and Banco Italiano in Chile, which enabled it to expand to Santiago. Between 1972 and 1975, the Bank acquired Banco de Chillán and Banco de Valdivia. In November 1975, CORFO sold its shares of the Bank to private investors, who took control of the Bank in 1976. In 1980, its name changed to Banco Concepción.

In 1983, Banco Concepción came under the control of the Chilean Superintendency of Banks, until 1986 when it was acquired by the National Mining Society (Sociedad Nacional de Minería or SONAMI). At this point, the Bank took a special interest in financing small and medium-sized mining companies, increasing its capital and selling part of its high-risk portfolio to the Chilean Central Bank.

In 1996, a group of investors led by Álvaro Saieh Bendeck acquired a majority interest in Banco Concepción. Following this change of ownership, the new controller took significant measures to improve risk management, enhance operating efficiency and expand operations. These measures included strict provisioning, cost reductions, technological enhancements and increases in productivity. As part of these efforts, the Bank changed its name to “CorpBanca” and assembled a team of directors and executives with broad experience in the Chilean financial services industry.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Since 1998, the Bank has considerably expanded its operations both through organic growth and by acquiring the consumer loan divisions of Corfinsa de Banco Sud Americano (presently Scotiabank Chile) and Financiera Condell S.A. In this context, it also began international expansion efforts in 2009 by opening a branch in New York, followed by a representation office in Madrid in 2011. It then acquired the Colombian banking subsidiary of Banco Santander Spain during the first half of 2012, which is now called Banco CorpBanca Colombia S.A.

In line with its growth and international expansion strategies, CorpBanca Colombia merged with Helm Bank S.A. on June 1, 2014, taking control of the bank and its subsidiaries. In addition to acquiring up to 100% of the shares of Helm Bank and its controlled subsidiaries, this transaction also involved the direct acquisition by CorpBanca (Chile) of an 80% interest in Helm Corredor de Seguros S.A. All of these entities operate in Colombia.

ii)	CorpBanca Today

CorpBanca—controlled by the Saieh Group with a 49.8752% ownership interest—is a commercial bank headquartered in Chile that also has operations in Colombia and Panama. It also has a branch in New York and a representation office in Madrid.1 As of December 31, 2014, it has total consolidated assets amounted MCh$ 20,359,826 (MUS$ 33,627) and total equity amounted of MCh$ 1,767,740 (MUS$ 2,920). It offers universal banking products targeted towards both retail customers and large and medium-sized companies. The banking business is complemented by subsidiaries engaged in securities and insurance brokerage, trust services, asset management and financial advisory services. Its outstanding performance over the last 15 years has made it today Chile’s fourth largest private bank (as of December 31, 2014 it had market share in Chile of 7.44%). For the twelve-month period ended December 31, 2014, the Bank reported return on average equity (RoAE) of 15.7%—affected by an increase of over US$1,300 million in its equity base in the period from June 2012 to January 2013—and a Basel Index of 12.39%. This solvency enabled it to acquire Banco Santander Colombia (currently Banco CorpBanca Colombia) in mid-2012 in a transaction that also involved the Santo Domingo Group, one of the most important economic groups on the continent. In early August 2013, CorpBanca also acquired the operations of Helm Bank in Colombia, Panama and the Cayman Islands. As part of its regional expansion process, on January 29, 2014, CorpBanca and CorpGroup signed an agreement with Itaú-Unibanco and Itaú Chile in which the banks agreed to merge operations in Chile and Colombia. The merger of CorpBanca-Itaú Chile is subject to regulatory approval in Chile, Brazil, Colombia, Panama and the United States. The merged bank will be the fourth largest private bank in Chile with US$46 billion of consolidated assets, US$35 billion of loans and US$28.8 billion of deposits. With this greater scale, the new bank will be able to take advantage of diverse cross-selling opportunities and access funds at a lower cost. The new bank’s capital will be fortified with a capital increase of US$652 million that Itaú Unibanco will inject into Itaú Chile before the merger.

[1]	Neither CorpBanca nor its subsidiaries operate using the currency of a hyperinflationary economy.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

iii)	CorpBanca and Subsidiaries

CorpBanca and its subsidiaries (collectively referred to hereinafter as the “Bank” or “CorpBanca”) offer commercial and consumer banking and mortgage lending services as well as other services, including factoring, collections, leasing, insurance and securities brokerage, mutual funds and asset management and related transactions in Chile and Colombia. The following section summarizes the history of its subsidiaries and/or branches in Chile and abroad:

Parent Company and Subsidiaries in Chile

Banco CorpBanca. The Parent Company is a diverse group of entities that are engaged in different activities. As a result, CorpBanca must prepare consolidated financial statements that include its subsidiaries and its foreign branch, as well as investments in banking support subsidiaries, among others. The domestic and foreign markets where the Bank does business are described in subsequent sections.

CorpBanca Corredores de Bolsa S.A. This subsidiary was incorporated by public deed on January 27, 1993. It is engaged in securities brokerage transactions as a securities broker as stipulated in Law 18,045, article 24, notwithstanding complementary activities that the Superintendency of Securities and Insurance (SVS) authorizes for securities brokers. The subsidiary was registered in the SVS Registry of Securities Brokers and Agents under No. 160 on May 11, 1993.

CorpBanca Administradora General de Fondos S.A. This subsidiary was incorporated by public deed on December 23, 1986 and approved by the SVS on March 20, 1987, in Ruling No. 034. The original company later changed its name to the current name. It is engaged exclusively in managing third-party resources in mutual funds, investment funds, private investment funds and individual third-party portfolios as well as providing the complementary services authorized by the SVS in Law 20,712. As of the date of these consolidated financial statements, the subsidiary manages 25 mutual funds, eight private investment funds and individual third-party portfolios.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

CorpBanca Asesorías Financieras S.A. This subsidiary was incorporated on January 27, 1992, as a privately-held corporation. It provides financial advisory services that complement the banking business. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

CorpBanca Corredores de Seguros S.A. This subsidiary was incorporated by public deed on September 8, 1996. The subsidiary is engaged in commissioned brokerage of general and life insurance contracts and is solely excluded from brokering social security insurance, with any domestic insurance company located in the country and providing advisory and consulting services related to insurance and real estate and property investment. It is regulated by the SVS.

CorpLegal S.A. This subsidiary was incorporated on March 9, 2007, as a privately-held corporation. It is engaged in providing all types of professional advisory services on legal matters to CorpBanca, its subsidiaries and/or their customers related to transactions involving these parties. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

SMU CORP S.A. This subsidiary was incorporated in Santiago on September 2, 2009, as recorded in public deed. It is engaged in issuing, operating and managing credit cards to be used to grant credit to customers of the Unimarc supermarket chain in its own stores. This subsidiary is governed by the provisions of Law 70, letter b of the General Banking Law and regulated by the SBIF.

Subsidiaries in the United States

CorpBanca New York Branch. This branch began operating on May 4, 2009, with a banking license issued by authorities from the State of New York. Its mission is to satisfy the international financial needs of the Bank’s customers with high service quality standards, personalized customer service and competitive, value-added products from the global financial headquarters. It is focused on commercial banking, providing banking services in the United States for customers of its parent company, CorpBanca, as well as providing working capital and financing to corporations in Latin America. The entity reports directly to its parent company.

CorpBanca Securities INC. This subsidiary is a broker-dealer. Its mission is to enhance the value offering for customers of CorpBanca NY, CorpBanca Chile and CorpBanca Colombia. It provides portfolio management and securities brokerage services, among other services.

The opening of a broker-dealer in the United States will provide the Bank’s customers with the possibility to operate in a foreign market with more developed financial systems, enabling direct, higher quality monitoring of investments that are presently conducted through other international broker-dealers.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

A broker-dealer is regulated by the Securities and Exchange Commission (“SEC”) and must belong to a self-regulatory organization (“SRO”). Most broker-dealers are members of the Financial Industry Regulatory Authority (“FINRA”). Broker-dealers that carry out securities transactions only on domestic securities markets can opt to be members of FINRA, which has jurisdiction only over the firms that are members and their associated persons.

As of December 31, 2014, the company had received authorization from the SEC, the State of New York and FINRA but was still awaiting authorization from the Federal Reserve System in order to begin operating.

Subsidiaries in Colombia and Other Countries

Banco CorpBanca Colombia S.A. (Formerly Banco Santander Colombia, S.A. and Helm Bank S.A.) Privately-held corporation established by public instrument No. 721 on October 5, 1912. Its main headquarters are in the city of Bogota, D.C., Colombia. It is engaged in raising funds through checking account, demand and time deposits in order to provide loans. It may also enter into acts and make investments as legally authorized for banking establishments.

CorpBanca Investment Valores S.A. Comisionista de Bolsa, Subsidiary of Banco CorpBanca Colombia S.A., with an ownership interest of 94.94% (since September 1997), which performs investment banking and securities brokerage activities, domiciled in Bogota. In September 2014, the merger of CorpBanca Investment Valores (absorbing entity) and Helm Comisionista de Bolsa S.A. (absorbed entity) was completed. See Note 3 Material Events. CorpBanca Investment Valores has renaimed to Helm Comisionista de Bolsa S.A.

CorpBanca Investment Trust Colombia S.A. Sociedad Fiduciaria (subsidiary of Banco CorpBanca Colombia S.A. since June 2012 with a 94.5009% ownership interest), that is mainly engaged in acts, contracts and transactions involving investment, management, guarantee and real estate trusts. (In February 2013, CorpBanca Chile acquired a direct interest of 5.499% in this company.)

These institutions are regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.

Banco CorpBanca Colombia S.A.’s strategy focuses on: (i) selective growth; (ii) low risk and high provision coverage and (iii) ample liquidity and adequate capitalization. As of December 2014, its consolidated assets totaled MCh$ 7,695,860 (MUS$ 12,711) and its consolidated loan portfolio totaled MCh$ 5,241,507 (MUS$ 8,940) with 68% commercial loans and 32% consumer loans. As of December 31, 2014, Banco CorpBanca Colombia posted annualized return on equity of 14.5%—affected by an increase of US$1.0 billion in its capital base in August 2013 as compared to historical levels—and a Basel Index of 12.5%.

Helm Bank S.A. (Colombia) In June 2014, CorpBanca Colombia and Helm Bank merged. For more information, see Note 3 Material Events.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Helm Fiduciaria S.A. This subsidiary is a financial services corporation that is engaged in providing trust services and, in general, performing all transactions legally allowed for trust companies based on the requirements, restrictions and limitations of Colombian law.

Helm Bank S.A. (Panamá). This subsidiary is organized under the law of the Republic of Panama and has been operating since April 15, 1998, in that country with an international license granted by the Superintendency of Banks through Ruling 2297 of October 17, 1997, that also allows it to conduct banking business abroad.

Helm Corredor de Seguros S.A. Insurance broker with more than 20 years’ experience in the Colombian insurance market. It is committed to structuring and managing insurance policies for its customers in accordance with the principles of transparency, innovation, quality, professionalism, technical competence and responsibility.

Helm Casa de Valores (Panamá). Entity engaged in the following transactions:

a)	Operating on stock markets or engaging in over-the-counter trading; purchasing and selling assets or cash on its own behalf or that of third parties in order to invest them in securities.

b)	Managing asset or cash portfolios for third parties to invest them in securities.

c)	Providing information and advisory services on securities brokerage, finance, structuring asset portfolios, acquisitions, mergers, splits and other stock market transactions, promoting sources of funding for individuals or legal or state-owned entities.

d)	In general, carrying out all activities permitted for Securities Brokerage Houses.

e)	Carrying out all business of an investment company.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a)	Accounting Periods Covered

These consolidated financial statements cover the years ended December 31, 2014 and 2013.

b)	Basis of Preparation of the Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with the Compendium of Accounting Standards issued by the SBIF. The SBIF is the regulator that, in accordance with Article No. 15 of the General Banking Law, establishes that banks must use the accounting principles mandated by it and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to international accounting standards and international financial reporting standards (IAS/IFRS) as agreed upon by the International Accounting Standards Board (IASB). Should any discrepancies arise between these accounting principles and the accounting criteria issued by the SBIF (Compendium of Accounting Standards), the latter shall take precedence.

The notes to the consolidated financial statements contain information in addition to that presented in the Consolidated Statements of Financial Position, the Consolidated Statements of Income for the Period, the Consolidated Statements of Other Comprehensive Income for the Period, the Consolidated Statements of Changes in Equity and the Consolidated Statements of Cash Flows. These notes provide clear, relevant, reliable and comparable narrative descriptions and details on these statements.

c)	Consolidation Criteria

These consolidated financial statements as of December 31, 2014 and 2013 consolidate the separate (individual) financial statements of the Bank and the diverse controlled companies (New York Branch and Controlled Entities and Subsidiaries), and include any adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank in accordance with the standards stipulated by the SBIF Compendium of Accounting Standards.

Intragroup balances and any unrealized income or expenses that arise from group intercompany transactions are eliminated on consolidation.

For consolidation purposes, the financial statements of the New York companies have been converted to Chilean pesos at the exchange rate of Ch$605.46 per US$1 as of December 31, 2014 (Ch$526.41 per US$1 as of December 31, 2013) and the Colombian subsidiaries have used the exchange rate of Ch$0.2532 per COP$1 as of December 31, 2014, (Ch$0.2736 per COP$1 as of December 31, 2013) in accordance with International Accounting Standard 21, regarding the valuation of foreign investments in economically stable countries.

The assets, liabilities, operating income and operating expenses of subsidiaries net of consolidation adjustments represent 38.3%, 40.2%, 58.0% and 53.4% respectively, of the total assets, liabilities, operating income and expenses of CorpBanca as of December 31, 2014 (40.4%, 42.8%, 51.3% and 51.4% in 2013, respectively).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Controlled Entities

Regardless of the nature of its involvement in an entity (the investee), CorpBanca will determine whether it is a controlling entity by assessing its control over the investee.

CorpBanca controls an investee when the Bank:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

When the Bank has less than the majority of voting rights in an investee, but these voting rights are sufficient to give it the practical ability to unilaterally direct the investee’s relevant activities, the Bank is determined to have control. The Bank considers all relevant factors and circumstances in determining whether voting rights are sufficient to obtain control, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of other vote holders;

•	potential voting rights held by the investor, other vote holders or other parties;

•	rights from other contractual agreements;

•	any additional facts and circumstances that indicate that the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting behavior patterns at previous shareholder’s meetings.

The Bank reevaluates whether or not it has control in an investee if the facts and circumstances indicate that there have been changes in one or more of the elements of control listed above.

The financial statements of controlled entities are consolidated with those of the Bank using the global integration method (line by line). Using this method, all balances and transactions between consolidated companies have been eliminated upon consolidation. The consolidated financial statements include all assets, liabilities, equity, income, expenses, and cash flows from the controller and its subsidiaries presented as if they were one sole economic entity. A controller prepares consolidated financial statements using uniform accounting policies for similar transactions and other events under equivalent circumstances.

CorpBanca also presents non-controlling interests in the Consolidated Statement of Financial Position, within the equity item “non-controlling interest”, separately from the equity of the bank’s equity holders. Changes in ownership of a subsidiary that do not result in a loss of control are equity transactions (i.e. transactions with the owners in their role as such).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Profit for the year in the Consolidated Statements of Income for the period and Consolidated Statement of Other Comprehensive Income for the period is broken down into the portion attributable to the bank’s owners versus non-controlling interests.

The following table details the entities over which CorpBanca has the ability to exercise control and, therefore, the entities that it consolidates:

			Ownership Percentage
			As of December 31, 2014			As of December 31, 2013
	Country	Functional Currency	Direct %	Indirect %	Total %	Direct %	Indirect %	Total %
CorpBanca Corredores de Bolsa S.A.	Chile	Ch$	99.990	0.010	100.00	99.990	0.010	100.00
CorpBanca Administradora General de Fondos S.A.	Chile	Ch$	99.996	0.004	100.00	99.996	0.004	100.00
CorpBanca Asesorías Financieras S.A. 2	Chile	Ch$	99.990	0.010	100.00	99.990	0.010	100.00
CorpBanca Corredores de Seguros S.A.	Chile	Ch$	99.990	0.010	100.00	99.990	0.010	100.00
CorpLegal S.A. 2	Chile	Ch$	99.990	0.010	100.00	99.990	0.010	100.00
CorpBanca Agencia de Valores S.A. (absorbed)	Chile	Ch$	—	—	—	99.990	0.010	100.00
SMU CORP S.A. 2	Chile	Ch$	51.000	—	51.00	51.000	—	51.00
CorpBanca New York Branch 2	U.S.	US$	100.000	—	100.00	100.000	—	100.00
Corpbanca Securities INC-NY 2	U.S.	US$	100.000	—	100.00	100.000	—	100.00
Banco CorpBanca Colombia S.A. 3	Colombia	COP$	66.279	—	66.28	66.388	—	66.39
Helm Bank Colombia S.A. 3(**)	Colombia	COP$	—	—	—	—	66.243	66.24
Helm Corredores de Seguros 3	Colombia	COP$	80.000	—	80.00	80.000	—	80.00
Helm Comisionista de Bolsa S.A (Formerly CIVAL)(*). 3	Colombia	COP$	2.219	62.944	65.16	5.060	63.028	68.09
Helm Comisionista de Bolsa S.A. (Merged)(*). 3	Colombia	COP$	—	—	—	5.499	62.737	68.24
CorpBanca Investment Trust Colombia S.A. 3	Colombia	COP$	5.499	62.634	68.13	—	66.240	66.24
Helm Fiduciaria S.A 3	Colombia	COP$	—	62.944	62.94	—	66.230	66.23
Helm Bank Panamá S.A. 3	Panama	US$	—	66.279	66.28	—	66.243	66.24
	Cayman
Helm Bank Caymán S.A (***). 3	Islands	US$	—	—	—	—	66.243	66.24
Helm Casa de Valores (Panama) S.A. 3	Panama	US$	—	66.276	66.28	—	66.240	66.24

[2]	Companies regulated by the Superintendency of Banks and Financial Institutions (SBIF). The remaining companies in Chile are regulated by the Superintendency of Securities and Insurance (SVS).
[3]	Companies regulated by the Colombian Financial Superintendency, which has a supervision agreement with the SBIF.
(*)	Companies merged in September 2014, keeping the corporate name of Helm Comisionista de Bolsa S.A. and the taxpayer ID number of CIVAL.
(**)	Company merged with CorpBanca Colombia. See Note 3 Material Events.
(***)	Liquidated company. See Note 3 Material Events.

Associates and Banking Support Companies

Associates are entities over which the Bank has the capacity to exercise significant influence, but not control or joint control. Usually, this capacity manifests itself through an ownership interest equal to or greater than 20% of the entity’s voting rights and is valued using the equity method.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Other factors considered in determining whether there is significant influence over an entity include representation on the board of directors and the existence of material transactions.

Investments in Other Companies

Shares or rights in other companies are those in which the Bank does not have control or significant influence. These interests are recorded at purchase price (historical cost). These companies are:

	Ownership Percentage %
	As of December 31,		As of December 31,
	2014		2013
Nexus S.A.	12.90		12.90
Transbank S.A.	8.72		8.72
Combanc S.A.	5.29		5.29
Redbanc S.A.	2.50		2.50
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91		3.91
Imerc OTC S.A.	6.67		6.67
Deceval S.A.	10.76	(a)	11.35	(a)
A.C.H Colombia	4.22	(a)	4.22	(a)
Redeban Multicolor S.A	1.60	(a)	1.60	(a)
Cámara de Compensación Divisas de Col. S.A.	6.38	(a)	7.76	(a)
Cámara de Riesgo Central de Contraparte S.A.	2.42	(a)	2.42	(a)
B.C.H. - Settlement	—	(a)	0.000003	(a)
Cifin	9.00	(a)	9.00	(a)
Servibanca - Tecnibanca	4.54	(a)	4.54	(a)
Share of Bolsa de Comercio de Santiago	2.08		2.08
Share of Bolsa Electrónica de Chile	2.44		2.44
Bolsa de Valores de Colombia	0.97	(a)	0.97	(a)
Fogacol	150,000 units	(a)	150,000 units	(a)

(a)	This corresponds to investments in other companies made by the Colombian subsidiaries.

Asset Management, Trust Business and Other Related Businesses.

CorpBanca and its subsidiaries manage assets held in common investment funds and other investment products on behalf of investors and receive market-rate compensation for services provided. The resources managed belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

In accordance with IFRS 10 Consolidated Financial Statements, for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent2 or Principal. This evaluation must take into account the following elements:

[2]	According to IFRS 10, an agent is a party primarily engaged to act on behalf of and for the benefit of another party or parties (the principal or principals) and, therefore, does not control the investee when it exercises decision-making authority.

The following factors must be evaluated in determining whether it is an agent:

(a)	Scope of its decision-making authority over the investee.
(b)	Rights held by other parties.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

-	Scope of its decision-making authority over the investee.

-	Rights held by other parties.

-	Remuneration it is entitled to in accordance with the remuneration agreement.

-	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trust businesses or other entities related to this type of business. CorpBanca and its subsidiaries manage funds on behalf of and for the benefit of investors, acting solely as an Agent. The assets managed by CorpBanca Administradora General de Fondos S.A., CorpBanca Investment Trust Colombia S.A. and Helm Fiduciaria are owned by third parties. Under this category, and in accordance with the abovementioned standard, CorpBanca does not control these funds when it exercises decision-making authority. Therefore, as of December 31, 2014 and 2013, it act as agent and, therefore, no funds are consolidated.

d)	Non-Controlling Interest

This represents the portion of the profits and net assets not owned by the Bank, directly or indirectly. It is shown as a separate item in the Consolidated Statements of Income for the period and Consolidated Statement of Other Comprehensive Income for the period and within equity in the Consolidated Statement of Financial Position, separately from equity attributable to the Bank’s owners (shareholders).

Non-controlling interest that corresponds to equity (including profit for the year and comprehensive income) of subsidiaries (and controlled entities), is not directly or indirectly attributable to the controller.

e)	Goodwill

Business combinations are recorded using the acquisition method. The cost of an acquisition is measured as the sum of the consideration transferred, measured at fair value as of the acquisition date, and any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at its fair value or on the basis of its proportionate interest in the identifiable net assets of the acquiree. Acquisition related costs incurred are charged to profit or loss and include administrative expenses.

When CorpBanca and its controlled entities or subsidiaries (the Group) acquires a business, they evaluate the identifiable assets acquired and the liabilities assumed to determine proper classification and designation on the basis of the contractual conditions, economic circumstances and other pertinent conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

(c)	Remuneration it is entitled to in accordance with the remuneration agreement.
(d)	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

If business combinations are achieved in stages (which is not the case for CorpBanca and subsidiaries), the acquirer’s preexisting interest in the acquiree measured at fair value as of the respective acquisition date, is remeasured at fair value as of the acquisition date on which control is obtained and the resulting gain or loss is recorded in earnings.

Any contingent consideration to be transferred by the acquirer shall be recognized at fair value as of the acquisition date.

Changes in the fair value of a contingent consideration that do not qualify as measurement period adjustments will be accounted for as follows:

(a)	If the contingent consideration is classified as an equity instrument, it should not be remeasured and its subsequent settlement should be recorded in equity.

(b)	Other contingent considerations that:

(i)	are within the scope of IAS 39 Financial Instruments: Recognition and Measurement should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the period in accordance with IAS 39.

(ii)	do not fall within the scope of IAS 39 should be measured at fair value as of the presentation date and any changes in fair value should be recognized in profit or loss for the period.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If, after reassessment, the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held interest in the acquiree (if any), the excess is recognised immediately in profit or loss as a bargain purchase gain.

Goodwill arising on an acquisition of a business is carried at cost as established at the date of acquisition of the business (see above) less accumulated impairment losses, if any.

For the purposes of impairment testing, goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination.

When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

f)	Functional and Presentation Currency

The Bank and its Chilean subsidiaries have defined the Chilean peso, which is the currency of the primary economic environment in which they operate, as their functional and presentation currency. Therefore, balances and transactions denominated in currencies other than the Chilean peso are considered “foreign currency”.

The Bank converts the accounting records of its companies in New York and its Colombian subsidiaries from U.S. dollars and Colombian pesos, respectively, to Chilean pesos in accordance with SBIF instructions, which are consistent with IAS 21 The Effects of Changes in Foreign Exchange Rates. All amounts in the Consolidated Statements of Income for the period and Consolidated Statement of Other Comprehensive Income and Financial Position are converted to Chilean pesos using the exchange rate indicated in letter g) below.

The presentation currency for the consolidated financial statements is the Chilean peso, expressed in millions of Chilean pesos (MCh$).

g)	Foreign Currency

The consolidated financial statements of CorpBanca are presented in Chilean pesos, which is the Bank’s functional currency. Each subsidiary determines its own functional currency and the items included in the consolidated financial statements of each entity are measured using that functional currency. As a result, all balances and transactions denominated in a currency other than the Chilean peso are considered to be denominated in “foreign currency”.

Transactions in foreign currency are initially recorded by the Bank’s entities at the exchange rates of their respective functional currencies as of the date that these transactions first meet the conditions for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated using the exchange rate of the functional currency as of the reporting date.

All differences that arise from settling or translating monetary items are recognized in the Consolidated Statement of Income, except for monetary items that form part of the hedge for a net investment in a foreign operation. The accumulated difference is reclassified to profit or loss when the hedge is settled. The tax effects attributable to exchange differences on these monetary items are also recognized in other comprehensive income.

Non-monetary items in foreign currency that are measured on a historical cost basis are translated using the exchange rate as of the transaction date. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was determined. Gains or losses that arise from translating non-monetary items measured at fair value are recognized in the same way as gains or losses from the change in the fair value of the item. In other words, if fair value changes recognized in other comprehensive income or in the income statement, the gain or loss on translation will also be recognized in that respective statement, in accordance with IAS 21.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The Bank provides loans and receives deposits in amounts denominated in foreign currency, mainly U.S. dollars and Colombian pesos.

Balances in the financial statements of consolidated entities whose functional currency is not the Chilean peso are translated to the presentation currency as follows:

•	Assets and liabilities using the closing exchange rates for the financial statements.

•	Income and expenses and cash flows using the exchange rate on the date of each transaction.

•	Net equity using historical exchange rates.

Exchange differences produced from translating balances to Chilean pesos from the functional currency of consolidated entities whose functional currency is different than the Chilean peso are recorded as “translation adjustment” within the equity account “valuation accounts” until the corresponding item is derecognized, at which time they are recorded in profit or loss.

Net foreign exchange gains and losses include recognition of the effects of variations in the exchange rate of assets and liabilities denominated in foreign currency and exchange gains or losses for current or future transactions carried out by the Bank.

Assets and liabilities in foreign currency are shown at their equivalent in Chilean pesos, calculated using the exchange rates as of December 31, 2014 of Ch$605.46 per US$1 for the U.S. dollar and Ch$0.2532 per COP$1 for the Colombian peso (Ch$526.41 per US$1 and Ch$0.2736 per COP$1 as of December 31, 2013) .

The net foreign exchange loss of MCh$ 13,426 for the year ended December 31, 2014 (net loss of MCh$ 13,906 million in 2013) shown in the Consolidated Statement of Income for the period, includes the effects of exchange rate variations on assets and liabilities in foreign currency or indexed to exchange rates, and the result of foreign exchange transactions conducted by the Bank and its subsidiaries.

h)	Key Definitions and Classifications

For presentation purposes, assets are classified by nature in the consolidated financial statements into the following groups:

Cash and due from banks. Cash on hand and balances in current accounts and demand deposits with the Chilean Central Bank and other domestic and foreign financial entities. Amounts in overnight transactions will continue to be reported in this account as well as in the corresponding line items. If no special item is indicated for these transactions, they will be included in accounts that are reported.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Transactions in the course of collection. Documents and balances in the course of collection for transactions for which, as agreed, payment is deferred for asset purchases or delivery is deferred for currency acquired.

Trading securities. The portfolio of trading securities and mutual fund investments that must be adjusted to fair value similar to instruments acquired for trading.

Receivables from repurchase agreements and securities borrowing. Balances receivable from repurchase agreements and securities borrowing from transactions with domestic banks or other entities.

Derivative instruments. Financial derivative contracts with positive fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•	Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•	Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

Loans and advances to banks. Balances from transactions with domestic and foreign banks, including the Chilean Central Bank, other than those detailed above. This does not include debt instruments acquired from third parties for trading or investing.

Loans to customers. Loans, leases and receivables arising from banking operations owed by persons other than banks, excluding receivables from repurchase agreements and securities borrowing and financial derivative contracts. This also excludes debt instruments acquired from third parties for trading or investing. It also includes provisions for loans and receivables from customers. These provisions are addressed in Chapter B-1 “Credit Risk Provisions” of the SBIF Compendium of Accounting Standards. The credit risk provisions referred to in Chapter B-6 “Country Risk Provisions” are included in liabilities (as are country risk provisions on assets other than loans to customers). Special provisions on foreign loans referred to in Chapter B-7 “Special Provisions on Foreign Loans” are also included in liabilities since, given their nature, they cannot be treated as complementary asset valuation accounts. “Foreign” loans refers to loans to direct debtors that do not reside in Chile.

Investment securities. These are classified into two categories: a) financial assets available for sale and b) financial assets held to maturity. The latter category only includes instruments which the entity has the ability and intent to hold to maturity. All remaining instruments are included in the available-for-sale portfolio.

Investments in other companies. Investments at equity method value and other non-consolidated investments, in accordance with letter c) “Consolidation Criteria”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Intangible assets. Goodwill and identifiable intangible assets, net of accumulated amortization and impairment.

Property, plant and equipment. All real estate and chattel property that have been acquired or built for CorpBanca and subsidiary to operate or provide services, including those acquired through lease agreements. This also includes leasehold improvements that should be capitalized.

Current tax assets. Provisional tax payments that exceed the income tax provision or other income tax credits such as training expenses or donations to universities. It also includes recoverable monthly provisional payments (PPM) for absorbed profits for tax losses.

Deferred tax assets. Debtor balances from the tax effect of temporary differences between the book value and tax basis as a result of different timing of recognition of income.

Other assets. Leased assets, assets received in lieu of payment or other assets not included in the line items described above.

For presentation purposes, liabilities are classified by nature in the consolidated financial statements into the following groups:

Current accounts and other demand deposits. All demand liabilities, except for term savings accounts, which are not considered demand accounts because of their special characteristics. Demand liabilities are defined as those whose payment may be required during the period (i.e. not including transactions that become payable the day following year end.)

Transactions in the course of payment. All balances for asset purchase transactions that are not settled on the same day and sales of currency that has not been delivered.

Payables from repurchase agreements and securities lending. Balances payable from repurchase agreements and securities lending from transactions with domestic banks or other entities.

Savings accounts and time deposits. Deposit balances for which a term has been established at which point they become payable. Time deposits that have matured and have not been paid or renewed are presented in current accounts and other demand deposits. Non-transferable time deposits in favor of banks are included in borrowings from financial institutions.

Derivative instruments. Financial derivative contracts with negative fair values, including independent contracts as well as derivatives that can and must be separated from a host contract. These may be for trading or hedge accounting purposes, defined as follows:

•	Trading derivatives. Derivatives that do not form part of a given hedge relationship where special hedge accounting is applied.

•	Hedge accounting derivatives. Derivatives to which special hedge accounting is applied.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Borrowings from financial institutions. Obligations with other domestic or foreign banks or the Chilean Central Bank, except for the obligations included in the accounts above.

Debt issued. Obligations with a) letters of credit, b) subordinated bonds or c) senior bonds.

Other financial obligations. Loan obligations with persons other than domestic or foreign banks or the Chilean Central Bank corresponding to financing or banking transactions.

Current tax liabilities. The income tax provision calculated based on the tax results for the period, less mandatory or voluntary provisional payments and other applicable credits. When the net balance is a debtor balance, it is included in assets.

Deferred tax liabilities. Creditor balances from the tax effect of temporary differences between the book value and tax basis as a result of different timing of recognition of income.

Provisions. This account includes: a) provisions for employee benefits and compensation, b) minimum dividend provisions, c) risk provisions for contingent loans and d) contingent and country-risk provisions.

Other liabilities. The Bank’s liabilities not specified above, including: a) accounts and notes payable, b) agreed-upon dividends payable, c) prepaid income, d) valuation adjustments for macrohedges and e) other liabilities not included above.

For presentation purposes, equity is classified by nature in the consolidated financial statements into the following groups:

Capital. Paid-in capital, divided into a) paid-in capital and b) treasury stock.

Reserves. This account includes a) share premium paid, b) other reserves not from earnings and c) reserves from earnings.

Valuation accounts. Adjustments for valuations of available-for-sale investments, cash flow hedge derivatives, hedges of net investments in foreign operations and translation adjustments of foreign subsidiaries. It also includes deferred taxes arising from such adjustments.

Retained earnings. Profits from prior periods that have not been distributed and may be distributed as future dividends, profit for the year and minimum dividends (recorded within liabilities).

For presentation purposes, income and expenses are classified by nature in the consolidated financial statements into the following groups:

Interest and indexation income. Interest income and indexation of assets except for indexation to variations in exchange rates. Interest and indexation of instruments held for trading are included in net financial operating income.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Interest and indexation expense. Financial expenses for the period for interest and indexation (except indexation to variations in exchange rates) generated by the Bank’s operations.

Fee and commission income. Financial income for the period from commissions generated by services provided by the Bank.

Fee and commission expense. Expenses for commissions accrued during the period.

Net financial operating income. Gains or losses from financial transactions other than those included as interest, commissions and foreign exchange transactions.

Net foreign exchange transactions. Gains or losses accrued during the period on assets and liabilities in foreign currency or indexed units, gains or losses realized for purchases or sales of currency and gains or losses from derivatives used to hedge foreign currency.

Other operating income. Other income not included in the items above, except for those comprising the net balance of “income (loss) attributable to investments in other companies” or “income taxes”.

Credit risk provisions. The net gain or loss from establishing and releasing provisions on the loan portfolios (loans and advances to banks and loans to customers) and contingent loans, as well as income from recovering previously charged-off loans. Charge-offs, even when they are not for the same reason for which the provision was established (debtor default), are always charged against to established provisions and, therefore, are not reflected separately in an item.

Personnel expenses. Expenses accrued during the period for remunerations and compensation of employees and other expenses derived from the employee-employer relationship.

Administrative expenses. This item includes: a) general administrative expenses, b) outsourced services, c) expenses of the Board of Director, d) Advertising and e) Taxes, property taxes and other such contributions.

Depreciation and amortization. Includes depreciation of property, plant and equipment and amortization of intangible assets.

Impairment. Losses from impairment of financial instruments, property, plant and equipment and intangible assets. Impairment of loans is reflected in “credit risk provisions” while impairment of investments in other companies is included in “income (loss) attributable to investments in other companies”.

Other operating expenses. Other expenses not included in the items above, except for those comprising the net balance of “income (loss) attributable to investments in other companies” or “income taxes”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Income attributable to investments in other companies. Income or losses recognized by investments in other companies, gains or losses on the sale of interests in these companies and the potential impairment of these assets.

Income taxes. The net expense or income generated by: income tax determined in accordance with current tax laws in the countries where the consolidated companies do business, recognition of deferred tax assets and liabilities and benefits from applying tax losses.

i)	Operating Segments

CorpBanca provides financial information by operating segment in conformity with IFRS 8 Operating Segments in order to make disclosures that enable financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

•	Better understand the Bank’s performance;

•	Better evaluate its future cash flow projections;

•	Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, CorpBanca identifies operating segments used by senior management to analyze and make decisions regarding operating, financing and investment decisions, based on the following elements:

i.	The nature of the products and services;

ii.	The nature of the production processes;

iii.	The type of class of customer for their products and services;

iv.	The methods used to distribute their products or provide their services; and

v.	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

The Bank reports separately for each operating segment that reaches one of the following quantitative thresholds:

(i) Its reported revenue, including sales to external customers as well as inter-segment sales or transfers, is 10% or more of the combined internal and external revenue of all operating segments.

(ii) The absolute value of its reported profit is 10% or more of the larger of (i) the combined reported profit of all operating segments that did not report a loss; (ii) the combined reported loss of all operating segments that reported a loss.

(iii) It has 10% or more of the combined assets of all operating segments.

The Bank has determined that its operating segments are its reporting segments. The Bank’s non-operating segments have not been added to complete the reporting segments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The seven segments are: the Large Companies, Corporate and Real Estate Division; the Companies Division; Traditional and Private Banking; the Consumer Banking Division; the International and Treasury Division; Other Financial Services offered by subsidiaries and Colombia. The board of directors manages these operating segments using an internal system of profitability reports and reviews its segments on the basis of the gross operating margin and only uses average balances to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York, and those in Colombia through the acquisition of Banco CorpBanca Colombia and subsidiaries (which also includes the operations of Helm Bank and subsidiaries and Helm Corredores de Seguros S.A.).

Regarding foreign markets, Colombia has been identified as a separate segment based on the business activities described. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

More information on each segment is presented in Note 4 Segment Reporting.

j)	Operations with Repurchase Agreements and Securities Borrowing/Lending

Operations with repurchase agreements are used as an investment tool. Under these agreements, financial instruments are purchased and included as assets in “operations with repurchase agreements and securities borrowing”, which are valued based on the interest rate in the agreement.

Operations with buyback agreements are used as a funding tool. Investments that are sold with a buyback obligation and that serve as a guarantee for the loan are included within “trading securities” or “financial assets available for sale”. A buyback obligation is classified in liabilities as “payables from repurchase agreements and securities lending”, including interest and indexation accrued as of year end.

k)	Asset and Liability Valuation Criteria

Measurement or valuation of assets and liabilities is the process of determining the monetary amounts at which the elements of the financial statements are to be recognized and carried in the Statements of Financial Position and the Statements of Comprehensive Income. This involves selecting the particular basis or method of measurement.

Financial assets and liabilities are recorded initially at fair value which, unless there is evidence otherwise, is the transaction price. Instruments not valued at fair value through profit and loss are adjusted to subtract transaction costs.

Financial assets, except for investments held to maturity and loans, are valued at fair value without subtracting any transaction costs for their sale.

Financial liabilities are valued generally at amortized cost, except for financial liabilities designated as hedged items (or hedging instruments) and financial liabilities held for trading, which are valued at fair value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following measurement criteria are used for assets and liabilities recorded in the Consolidated Statements of Financial Position:

•	Financial assets and liabilities measured at amortized cost:

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition plus or minus the cumulative amortization of any difference between that initial amount and the maturity amount.

In the case of financial assets, amortized cost also includes impairment that may have occurred. In the case of financial liabilities, cumulative amortization is recorded using the effective interest method. The effective interest rate is the discount rate that sets the cash flows receivable or payable estimated over the expected life of the financial instrument (or, when appropriate, over a shorter period) exactly equal to the net carrying amount of the financial asset or liability. To calculate the effective interest rate, the Bank determines cash flows by taking into account all contractual conditions of the financial instrument, excluding future credit losses.

The effective interest rate calculation includes all fees and other amounts paid or received that form part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the purchase or issuance of a financial asset or liability.

•	Fair value measurements of assets and liabilities:

Fair value is defined as the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the principal (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity-specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions or market information might not be available. However, the objective of a fair value measurement in both cases is the same — to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, the Bank will measure the fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. As fair value is a market-based measurement, it should be determined using the assumptions that market participants would use in pricing the asset or liability, including risk assumptions. These valuation techniques include the use of recent market transactions between knowledgeable, willing parties in an arm’s length transaction, if available, as well as references to the fair value of other instruments that are substantially the same, discounted cash flows and options pricing models. As a result, the Bank’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

A fair value measurement is for a particular asset or liability. Thus, when measuring fair value, the Bank takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

To increase the consistency and comparability of fair value measurements and related disclosures, the Bank uses and discloses a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

Also, in accordance with Chapter A-2 “Limitations or Specifications on the Use of General Criteria” of the Compendium of Accounting Standards, banks may not designate assets or liabilities for fair value measurement instead of general amortized cost criteria.

The consolidated financial statements have been prepared using general amortized cost criteria except for:

•	Derivative financial instruments are measured at fair value.

•	Assets available for sale are measured at fair value.

•	Assets held for trading are measured at fair value

Financial assets and liabilities that are part of accounting hedges are measured at fair value.

•	Assets valued at purchase cost:

Purchase cost is defined as the cost of the transaction to acquire the asset, less any impairment losses that may exist.

l)	Trading Securities

Trading securities are securities, which are either acquired for generating a profit from short-term fluctuations in price or dealer’s margin, or are securities included in a portfolio in which a pattern of short-term profit taking exists.

Trading securities are valued at fair value based on market prices or valuations models as of the date of the Statement of Financial Position. Gains or losses resulted from changes in fair value as well as gains or losses from trading activities and accrued interest and indexation are reported as net financial operating income within the Consolidated Statement of Income for the period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

All purchases or sales of trading securities that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed. Any other purchase or sale is treated as a derivative (forward) until settlement occurs.

m)	Investment Securities

Investment securities are classified into two categories: held to maturity and available for sale.

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Group has the positive intent and ability to hold to maturity.

Investment securities are initially measured at cost, including transaction costs.

Available-for-sale instruments are subsequently measured at fair value based on market prices or valuations models, less impairment losses. Unrealized gains or losses arising from changes in its fair value are recognized with a charge or credit to other comprehensive income. When these investments are disposed of or impaired, the amount of the fair value adjustments accumulated in equity is transferred to profit or loss and reported within “net financial operating income”.

Investments held to maturity are measured at cost plus accrued interest and indexation, less impairment provisions established when the amount recorded is greater than the estimated recoverable amount.

Interest and indexation on held-to-maturity and available-for-sale instruments are included within “interest and indexation income”.

Investment securities that are used as accounting hedges are adjusted using accounting hedge rules (see letter n) of this note).

All purchases or sales of investment securities that must be delivered within a period of time established by regulations or market conventions are recognized on the trading date, which is the date on which the purchase or sale of the asset is committed.

The Bank has conducted impairment tests on its portfolios classified as held to maturity and available for sale. These tests include economic analysis, the credit ratings of debt issuers and the intent and ability of management to hold the investments to maturity. Based on management’s evaluation, these investments do not present any evidence of impairment.

n)	Derivative Instruments

Derivative instruments, which include foreign currency and U.F. forwards, interest rate futures, currency and interest rate swaps and other financial derivative instruments, are recorded initially in the Statement of Financial Position at their cost (including transactions costs) and subsequently

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

measured at fair value Fair value is obtained from market quotes, discounted cash flow models and options valuation models, as appropriate. Derivative instruments are reported as an asset when their fair value is positive and as a liability when negative under the item “derivative instruments”. The fair value of derivatives also includes the credit valuation adjustment so that the fair value of each instrument includes counterparty credit risk.

Certain embedded derivatives in other financial instruments are treated as separate derivatives when their risk and characteristics are not closely related to those of the main contract and if the contract in its entirety is not recorded at its fair value with its unrealized gains and losses included in profit or loss.

At inception, a derivative contract must be designated by the Bank as a derivative instrument for trading or hedging purposes.

Changes in fair value of derivative contracts held for trading purposes are included under “net financial operating income”, in the Consolidated Statement of Income for the period.

If a derivative instrument is classified as a hedging instrument, it can be:

1)	A hedge of the fair value of existing assets or liabilities or firm commitments, or

2)	A hedge of cash flows related to existing assets or liabilities or forecasted transactions.

3)	A hedge of a net investment in a foreign operation as defined in IAS 21.

A hedge relationship for hedge accounting purposes must comply with all of the following conditions:

a)	At its inception, the hedge relationship has been formally documented;

b)	It is expected that the hedge will be highly effective;

c)	The effectiveness of the hedge can be measured in a reasonable manner; and

d)	The hedge is highly effective with respect to the hedged risk on an ongoing basis and throughout the entire hedge relationship.

Certain derivatives transactions that do not qualify for hedge accounting are treated and reported as derivatives for trading purposes even though they provide an effective hedge on the risk of net positions.

When a derivative instrument hedges the risk of changes in the fair value of an existing asset or liability, the asset or liability is recorded at its fair value with respect to the specific hedged risk. Gains or losses from fair value adjustments, of both the hedged item and the derivative instrument, are recognized in profit or loss for the period.

Should the hedged item in a fair value hedge be a firm commitment, changes in the fair value of the commitment with respect to the hedged risk are recorded as an asset or liability against profit for the period. Gains or losses from fair value adjustments of the derivative instrument are recognized in profit or loss. When an asset or liability is acquired as a result of the commitment, the initial

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

recognition of the asset or liability acquired is adjusted to incorporate the accumulated effect of the valuation at fair value of the firm commitment, which was previously recorded in the Consolidated Statement of Financial Position.

When a derivative hedges the risk of changes in the cash flows of existing assets or liabilities or forecasted transactions, the effective portion of changes in the fair value related to the hedged risk is recorded in other comprehensive income and accumulated in equity. Any ineffective portion is directly recorded in profit or loss. The accumulated amounts recorded in equity are transferred to profit or loss at the moment the hedged item affects profit or loss.

When an interest rate fair value hedge is performed on a portfolio basis and the hedged item is an amount instead of individualized assets or liabilities, gains or losses from fair value adjustments, for both the hedged portfolio and the derivative instrument, are recorded in the Consolidated Statement of Financial Position, but the fair value adjustment of the hedged portfolio is reported in “other assets” or “other liabilities”, according to the position of the portfolio hedged at this moment.

Derivative instruments are offset (i.e. are presented net in the Statement of Financial Position) when the counterparties have the legally enforceable right to set off the recognized amounts as well as the intent to settle on a net basis, or to realize the asset and settle the liability simultaneously.

o)	Recognition of Income and Expenses

The following section summarizes the key criteria used by the Bank to recognize income and expenses:

Interest and Indexation Income and Expense and Similar Concepts

Interest income and expenses and similar concepts are generally recognized on an accrual basis using the effective interest method.

The Bank must cease to recognize income on an accrual basis in the Statement of Income for loans included in the impaired portfolio as indicated in the chart, related to individual and group assessments in accordance with SBIF provisions: Suspension occurs in the following cases:

Loans subject to suspension:	Suspended:
Individual evaluation:
Loans classified in C5 and C6	For simply being in the impaired portfolio.
Individual evaluation:
Loans classified in C3 and C4	For having been in the impaired portfolio for three months.
Group evaluation:
Loans with less than 80% collateral	When the loan or one of its installments is six
months past due.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

These classifications are analyzed in the policy indicated in letter u) “Provisions for risky assets”.

This interest and indexation is generally known as “suspended interest and indexation” and is recorded in off-balance Sheet accounts that are not part of the Consolidated Statement of Financial Position. They are instead disclosed as complementary information (see Note 24 Interest and Indexation Income and Expenses, letter b.). This interest is recognized in profit or loss when it is effectively received.

However, with respect to individually assessed loans, income can continue to be recognized for accrued interest and indexation when such loans are paid normally and correspond to obligations with independent cash flows, as may occur in the case of project financing.

Suspending recognition on an accrual basis means that while loans are in the impaired portfolio, the respective assets included in the Consolidated Statement of Financial Position will not accrue interest, undergo indexation or incur commissions and no income will be recognized for these loans in the Consolidated Statement of Income for the period unless it is effectively received.

Dividends Received

Dividends received from investments in other companies are recognized when the right to receive them has been established and are recorded within “income (loss) from investments in other companies.”

Commissions, Fees and Similar Concepts

Income and expenses from fees and commissions are recognized in the Consolidated Statement of Income using different criteria based on the nature of the income or expense. The most significant criteria include:

•	Fees earned from transactions or services provided over a longer period of time are recognized over the life, effective period or maturity of the transactions or services.

•	Fees earned from an individual act are recognized once the act has taken place.

Fees and expenses related to financial assets and liabilities measured at fair value through profit and loss are recognized when received or paid.

Non-financial Income and Expenses

These are accounted for on an accrual basis.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Loan Commitment Fees

Loan commitment fees, mainly for opening, analyzing and gathering information for the loan process, are accrued and recognized in profit or loss throughout the life of the loan. The portion of loan commitment fees that corresponds to costs directly related to granting the loan are recorded immediately in profit or loss

p)	Impairment

Assets are acquired for the benefit they will produce. Therefore, impairment occurs whenever their carrying amount exceeds their recoverable amount; assets are tested for impairment to determine how the initially invested amount is equivalent to the benefit that is expected to be obtained.

The Bank and its subsidiaries use the following criteria to test for impairment, if any:

Financial Assets

A financial asset that is not recorded at fair value through profit and loss is evaluated at each period-end in order to determine whether there is objective evidence of impairment. As of each reporting date, the Bank assesses whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event(s) had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. It may not be possible to identify a single loss event that individually caused the impairment.

An impairment loss for financial assets recorded at amortized cost is calculated as the difference between the asset’s carrying amount and the present value of the estimated future cash flows (excluding unincurred future loan losses), discounted using the original effective interest rate of the financial asset. (In other words, the effective interest rate calculated upon initial recognition).

Losses expected as the result of future events, whatever their probability, are not recognized. Objective evidence that an asset or group of assets is impaired includes observable data that comes to the attention of the asset holder about the following loss events: (i) significant financial difficulties of the issuer or the debtor; (ii) breach of contract; (iii) granting of a concession by the lender to the issuer or the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, that the lender would not otherwise consider; (iv) high probability of bankruptcy or other financial reorganization; (v) disappearance of an active market for a given financial asset due to financial difficulties; or (vi) evidence that there has been a measurable reduction in the estimated future cash flows from a group of financial assets since initial recognition, even if it cannot yet be identified with individual financial assets, including data such as: (a) adverse changes in the status of payments by borrowers included in the group; or (b) local or national economic conditions that are linked to delinquency for group assets).

Individually significant financial assets are examined individually to determine impairment. Remaining financial assets are evaluated collectively in groups that share similar credit risk characteristics.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

An impairment loss on an available-for-sale financial asset is calculated as the difference between the asset’s purchase cost (net of any principal repayment or amortization) and the current fair value less any impairment loss on that financial asset previously recognized in profit or loss.

In the case of equity investments classified as available for sale assets, objective evidence includes a significant and prolonged decline in the fair value of the investment below its cost. In the case of debt investments classified as available-for-sale assets, the Bank evaluates whether objective evidence of impairment exists based on the same criteria used to evaluate loans.

When an available for sale financial asset is considered to be impaired, cumulative losses previously recognized in other comprehensive income are reclassified to profit or loss in the period. This amount is determined as the difference between the purchase cost (net of any principal repayment or amortization) and the current fair value of the asset less any impairment loss on that investment previously recognized in the Consolidated Statement of Income.

When the fair value of available for sale debt instruments recovers to at least their amortized cost, they are no longer considered impaired instruments and subsequent changes in fair value are recorded in equity.

All impairment losses are recognized in profit or loss. Any cumulative loss related to available-for-sale financial assets recognized previously in other comprehensive income is transferred to profit or loss.

An impairment loss can only be reversed if it can be related objectively to an event occurring after the impairment loss was recognized. Reversal of financial assets recorded at amortized cost and those classified as available for sale is recorded in profit or loss.

Non-Financial Assets

The carrying amounts of the Bank’s non-financial assets, excluding investment property and deferred taxes, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount will be determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered to be impaired and its value is reduced to its recoverable amount.

Upon assessing the value in use of an individual asset or CGU, estimated future cash flows are discounted to present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the specific risks that an asset may have.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

As of end of each reporting period, the Bank will evaluate whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill no longer exists or could have been decreased. If such indication exists, the entity will once again estimate the asset’s recoverable amount. In evaluating whether indications that an impairment loss recognized in prior periods for an asset other than goodwill no longer exist or may have decreased in value, the entity will consider at least external sources (significant increase in market value of the asset; significant changes in technological, market, economic or legal environment affecting the asset; decrease in market interest rates or other investment rates of return which are likely to affect the discount rate used in calculating the asset’s value in use, resulting in higher recoverable amount) and internal sources in the period (in the immediate future, significant favorable changes in the manner in which the asset is used or is expected to be used; and available evidence from internal reporting indicating that the economic performance of the asset is or will be better than expected, including costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs). In the case of goodwill and intangible assets with indefinite useful lives or that are still not available for use, recoverable amounts are estimated at each reporting date.

Impairment losses recognized in prior years are assessed at each reporting date for any indication that the loss has decreased or disappeared. An impairment loss will be reversed only to the extent that the carrying amount of the asset does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Goodwill

Goodwill is tested annually to determine whether impairment exists and when circumstances indicate that its carrying amount may be impaired. Impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized.

Goodwill acquired in a business combination shall be allocated as of the acquisition date to the CGUs (or group of CGUs) of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 Impairment of Assets, an entity shall test goodwill or intangible asset with indefinite life at any date during an annual period, provided it is performed at the same time every year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

q)	Property, Plant and Equipment

Items of property, plant and equipment are measured at cost minus accumulated depreciation and impairment losses.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

This cost includes expenses that have been directly attributed to the acquisition of these assets. Construction phase costs include costs of materials and direct labor, and any other cost directly attributable to the process so that the asset is in condition to be operated.

If part of an item of property, plant and equipment has a different useful life, they will be recorded as separate items (important components of property, plant and equipment).

Depreciation is recognized in the Consolidated Statement of Income for the period on a straight-line basis over the useful lives of each part of an item of property, plant and equipment. Assets associated with leased assets are amortized over the shortest period between the lease term and their useful lives, unless it is certain that the Bank will acquire the property at the end of the lease period.

This includes real estate, land, furnishings, vehicles, IT equipment and other facilities owned by the consolidated entities or acquired under a finance lease. Assets are classified based on their use:

Property, Plant and Equipment Held for Own Use

Property, plant and equipment held for own use (including, among others, tangible assets received by consolidated entities as full or partial settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use, as well as those acquired under a finance lease) are presented at purchase cost less accumulated depreciation and, if appropriate, estimated impairment losses that result from comparing the net value of each item with its corresponding recoverable amount.

For these purposes, the purchase cost of assets received in lieu of payment is similar to the net amount of financial assets in exchange for which they are received.

Depreciation is determined using the straight-line method over the purchase cost of the asset less its residual value. The land on which buildings and other facilities are located is considered to have an infinite useful life and, therefore, is not depreciated.

The Bank estimates the following useful lives for property, plant and equipment3:

Item	Useful Life (years)
Buildings	75
Facilities	10
Furnishings	10
Vehicles	10
Office equipment	10
Security implements	5
Other minor assets	5

[3]	According to internal accounting policies, CorpBanca and its subsidiaries use the same useful lives, except for buildings in Colombia, which have a useful life of 20 years.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

At period end, the consolidated entities analyze whether there is any indication that the net value of the assets exceed their corresponding recoverable amount, in which case they reduce the carrying amount of the asset to that recoverable amount and adjust future depreciation charges in proportion to the adjusted carrying amount and the new remaining useful life, which is re-estimated if necessary.

If the recoverable amount of property, plant and equipment is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Likewise, at least at period end, the estimated useful life of property, plant and equipment held for own use must be reviewed to detect significant changes. Should any arise, it will be adjusted with a charge to profit or loss in future periods due to the recalculation of depreciation as a result of the new useful lives.

Upkeep and maintenance costs for tangible assets held for own use are charged to profit or loss as incurred.

For lease transactions, see accounting policy in letter ii) Leases.

Operating Leases - Lease Agreements

These consist of lease contracts with clauses that give the lessee the option to purchase the leased asset at the end of the lease. The sum of the present values of the lease payments to be received from the lessee plus the purchase option are recorded as third-party financing and presented within loans to customers. Assets acquired under operating leases are presented within “other assets” at purchase cost.

r)	Loans

Loans to customers and loans and advances to banks, both originally granted by the Bank and acquired, are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market and that the Bank has no intention to sell immediately or in the short term; they are recognized initially at cost plus incremental transaction costs and subsequently measured at amortized cost using the effective interest method.

When the Bank is the lessor in a lease agreement and transfers substantially all incidental risks and rewards over the leased asset, the transaction is presented within loans.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

s)	Factoring Receivables

The Bank engages in factoring transactions with its customers, by which they receive invoices and other commercial instruments representative of credit, with or without recourse, and in exchange give the customer a percentage of the total amounts receivable from the debtor of the transferred documents. They are valued based on the disbursement by the Bank in exchange for the invoices or other commercial instruments representative of credit that the assignor hands over to the Bank. The difference between the disbursement and the real nominal value of the loans is recorded in the Consolidated Statement of Income for the period as interest revenue using the effective interest method over the financing period. The assignor is liable for repaying the loans.

t)	Lease Receivables

Lease receivables, included in “loans to customers”, are periodic payments from lease agreements that meet certain requirements to qualify as finance leases and are presented at nominal value net of unaccrued interest as of period end.

Assets leased among consolidated companies are treated as assets held for own use in the financial statements.

u)	Provisions for Risky Assets

The Bank has established provisions for probable losses on loans to customers and loans and advances to banks based on instructions from the SBIF and scoring models and risk assessment evaluations approved by the Directors’ Committee.

Models have been constructed for determining appropriate credit risk provisions based on the type of portfolio or transaction. For this, loans to customers and loans and advances to banks are divided into three categories:

•	Consumer loans,

•	Mortgage loans and

•	Commercial loans.

In order to calculate credit risk provisions, loans to customers and loans and advances to banks are evaluated as follows:

Individual debtor evaluations. An individual evaluation is performed when a debtor is considered individually significant for one of the following reasons: it has significant levels of debt, it cannot be classified within a group of financial assets with similar credit risk characteristics or given its size, complexity or level of exposure it must be analyzed in detail.

Group debtor evaluations. Group evaluations are used to deal with a large number of transactions with small individual amounts loaned to individuals or small companies.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following section describes the models used to determine credit risk provisions:

Individual and group provisions. The provisions necessary to properly cover risks of losses on assets, loans and exposure from contingent loans must be calculated and established on a monthly basis, considering the types of provisions existing, the evaluation models used and the type of transactions covered.

Evaluation models, criteria and procedures for comprehensively evaluating credit risk and determining the amounts to provision are approved by the Directors’ Committee and defined in the Credit Policy, in accordance with SBIF standards and instructions.

Processes and policy compliance are evaluated and supervised using internal control procedures in order to assure compliance and ensure a suitable level of provisions in order to deal with losses from expected and incurred deterioration.

Provisions are considered “individual” when they are calculated for individually evaluated debtors that, given their size, complexity, or level of exposure for the Bank, must be analyzed in detail; while “group” provisions are calculated for a large number of loans similar in nature for small individual amounts provided to individuals or small companies. Provisions are classified as:

i) Individual Provisions

An individual debtor evaluation is used when the Bank needs to understand and analyze a customer in detail because of its size, complexity or exposure level.

The scoring and provisioning methodology is based on SBIF standards for those purposes, assigning each debtor to one of the following risk categories:

Normal portfolio. This is for debtors with payment capacity to comply with their obligations and commitments whose economic and financial situation shows no signs that this may change. Loans in this portfolio are classified in categories A1 through A6. Nevertheless, the Bank must maintain a minimum provision of 0.5% over loans and contingent loans in the Normal Portfolio.

Substandard portfolio It includes debtors with financial difficulties or significant decline in their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreed-upon terms, showing little room to meet its financial obligations in the short term. This portfolio includes debtors with past due for more than 30 days. Loans in this portfolio are classified in categories B1 through B4.

Default portfolio. It includes debtors and their loans for which recovery is considered remote as they show impaired or no payment capacity. This portfolio consists of debtors with evident indications of possible bankruptcy, those that require forced restructuring of debt and any debtor with interest or principal balances more than 90 days past due. Loans in this portfolio are classified in categories C1 through C6. All loans held by these same debtors, including 100% of contingent loan amounts, are classified within this portfolio.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

As part of the individual debtor evaluation, the Bank classifies debtors into the three aforementioned categories, assigning them provision percentages as instructed by the SBIF to be applied to each of the individual categories, detailed as follows:

Portfolio Type	Debtor Category	Probability of Default (%)	Loss Given Default (%)	Expected Loss (% Provision)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000

Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

For calculation purposes, the following must be considered:

B-1 Provision debtor (PE-GE)* (PDdebtor /100)* (LGDdebtor /100) + PE*(PDguarantor /100)* (LGDguarantor /100)

Where:

PE = Provisioned exposure

GE = Guaranteed exposure

PE = (Loans + Contingent Loans) – Financial or real guarantees

For the default portfolio, the Bank, as instructed by the SBIF, must maintain the following provisions:

Portfolio Type	Scale of Risk	Range of Expected Loss	Provision (%)
Default Portfolio	C1	More than 0% up to 3%	2%
	C2	More than 3% up to 20%	10%
	C3	More than 20% up to 30%	25%
	C4	More than 30 % up to 50%	40%
	C5	More than 50% up to 80%	65%
	C6	More than 80%	90%

For calculation purposes, the following must be considered:

Rate of Expected Loss = (E-R)/E

Provision = E × (PP/100)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Where:

E = Amount of exposure

R = Recoverable amount

PP = Percentage of provision (based on category of Rate of Expected Loss)

ii) Group Provisions

Group evaluations are used for a large number of loans for small individual amounts provided to individuals or small companies and require loans to be grouped based on similar characteristics such as type of debt and lending conditions in order to determine the group’s payment behavior and recovery trends for delinquent loans.

The methodology for establishing provisions is based on the payment behavior of each homogeneous group of debtors and recovery of guarantees and collections efforts, in order to directly estimate a percentage of expected losses that can be applied to the loans of the respective group.

Loans evaluated by group are divided as follows:

1)	Group provisions on the normal portfolio, and

2)	Group provisions on the default portfolio: this includes loans of debtors with balances over 90 days past due, including 100% of contingent loans of these same debtors.

The following may be excluded from the default portfolio: a) Mortgage loans that are less than 90 days past due and b) Student loans (Law 20,027) that do not yet present the default conditions contained in ruling 3,454/2008.

Additional Provisions

The Bank may establish additional provisions in accordance with Chapter B-1 section 9 of the SBIF Compendium of Accounting Standards, recorded in liabilities (see letter z) within “provisions and contingent liabilities”. These provisions may be established to safeguard the Bank against the risk of macroeconomic fluctuations, in order to anticipate reversal of expansionary economic cycles that, in the future, may translate into worsened economic conditions, thereby functioning as an anti-cyclical mechanism to accumulate additional provisions when the scenario is favorable and to release or allocate specific provisions when conditions deteriorate.

These provisions must be approved by the board of directors, for which the Bank must have documented criteria and procedures and must explain unpredictable economic fluctuations that may affect the macroeconomic environment or situation of a specific economic sector.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

As of December 31, 2014 and 2013, the Bank recognized additional provisions for its commercial, consumer and mortgage portfolios, as required by the SBIF (see Note 20 Provisions).

v)	Impaired Loans and Charge-offs

•	Impaired Portfolio

The concept of Impaired Portfolio includes loans of debtors (loans to customers and loans and advances to banks) for which objective evidence exists that the borrowers will not meet some of their obligations in the agreed upon payment terms, regardless of the possibility of recovering amounts owed through legal collections or by negotiating different terms.

The following situations are evidence that debtors will not comply with their obligations as agreed with the Bank and that their loans are impaired:

i) Evident financial difficulties of the debtor or significant worsening of their credit quality.

ii) Evident indication that the debtor will go into bankruptcy or into a forced restructuring of debts or that effectively bankruptcy or a similar measure has been filed in relation to their payment obligations, including delaying or non-payment of obligations.

iii) Forced restructuring of a loan due to economic or legal factors related to the debtor, whether by decreasing the payment obligation or delaying the principal, interest or commissions.

iv) The obligations of the debtor are negotiated with a significant loss due to the vulnerability of the debtor’s payment capacity.

v) Adverse changes produced in the technological, market, economic or legal area in which the debtor operates, which potentially compromise the debtor’s payment capacity.

However, when dealing with debtors subject to individual evaluations, all loans of debtors classified in any of the default portfolio categories, as well as categories B3 and B4 of substandard portfolio, must be included in the impaired portfolio. When dealing with debtors subject to group evaluations, the impaired portfolio includes all loans in the default portfolio.

Within this context, the Bank will keep these loans within the deteriorated portfolio until payment capacity or behavior has returned to normal: However, the Bank will continue to charge off individual loans that comply with the conditions in the following section “Charge-offs”.

Impairment is identified in a centralized manner on a monthly basis by the Risk Provision and Rating System, which is defined in the Credit Policy and is consistent with SBIF standards and instructions.

•	Charge-Offs

Generally, charge-offs are produced when contractual rights to cash flows expired. In the case of loans, even if the above does not happen, the Bank will proceed to charge off the respective asset balances as indicated in section II of Chapter B-2 Loan impairment and charge-offs of the SBIF Compendium of Accounting Standards.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Charge-off refers to derecognition of the asset related to the respective transaction in the Consolidated Statement of Financial Position, therefore including any part that may not be past due if a loan is payable in installments, or a lease (partial charge-offs do not exist).

Charge-offs must be charged to credit risk provisions established in accordance with Chapter B-1 of the Compendium of Accounting Standards, whatever the cause for which the charge-off was produced.

Charge-offs for loans to customers are done for past due installments on delinquent and current loans, and the period should be calculated from the date of default, i.e. when the period of default of an installment or portion of a loan is within the scope to charge-off, as provided below:

Type of Loan	Term
Consumer loans with or without collateral	6 months
Consumer leases	6 months
Other non-real estate lease transactions	12 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Real estate leases (commercial and residential)	36 months
Residential mortgage loans	48 months

The term represents the time elapsed since the date on which payment of all or part of the obligation in default became due.

•	Recovery of Charged-Off Assets

Subsequent payments on charged-off loans are recorded in profit or loss for the period as loan loss recoveries within “credit risk provisions”, netting the provision expense for the year.

In the event that recoveries are in assets, income is recognized in profit or loss for the amount at which the asset is recorded, in accordance with Chapter B-5 Assets received or awarded in lieu of payment of the Compendium of Accounting Standards. The same criteria will be followed if the leased assets are recovered after the charge-off of a lease transaction once the asset is recorded in the Statement of Financial Position.

•	Renegotiation of Charged-Off Transactions

Any renegotiation of a loan already charged-off will not give rise to income while the operation continues to be considered impaired. Actual payments received can be treated as amounts recovered on charged-off loans.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The renegotiated loan can only be added back to assets if the loan ceases to be impaired, also recognizing the capitalization income as amounts recovered on charged-off loans. The same approach should be followed in the event that a loan is granted to pay a charged-off loan.

•	Recoveries on Previously Charged-Off Loans

Recoveries on previously charged-off loans are recorded in the Consolidated Statement of Income for the period, subtracted from credit risk provisions.

w)	Contingent Assets and Liabilities

Contingent loans are defined as transactions or commitments in which the Bank assumes a credit risk by committing to make a payment or disbursement, upon occurrence of a future event, to third parties that must be recovered from its customer.

A contingent asset or liability is any right or obligation arisen from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank.

The Bank and its subsidiaries record the following balances related to such commitments and responsibilities, which fall within its line of business, in off-balance sheet accounts.

a)	Guarantors and pledges: Comprises guarantors, pledges and standby letters of credit referred to in Chapter 8-10 of the Updated Compilation of Standards (RAN in Spanish). It also includes payment guarantees for buyers in factoring transactions, as indicated in Chapters 8-38 of the RAN.

b)	Confirmed foreign letters of credit: This includes foreign letters of credit confirmed by the Bank.

c)	Documentary letters of credit: This includes documentary letters of credit issued by the Bank that have not yet been negotiated.

d)	Bank guarantees: Comprises bank guarantees with promissory notes referred to in Chapter 8-11 of the RAN.

e)	Interbank guarantee letters: Comprises guarantee letters issued in accordance with section II of Chapter 8-12 of the RAN.

f)	Unrestricted lines of credit: The unused amount of credit lines from which customers may draw without prior approval by the Bank (for example, credit cards or checking account overdrafts).

g)	Other loan commitments: Amounts not yet lent under committed loans, which must be disbursed at an agreed-upon future date when events contractually agreed upon with the customer occur, such as in the case of lines of credit linked to the progress of a project or student loans (Law 20,027).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

h)	Other contingent loans: Includes any other kind of commitment by the Bank which may exist and give rise to lending when certain future events occur. In general, this includes unusual transactions such as pledges made to secure the payment of loans among third parties or derivative contracts made by third parties that may result in a payment obligation and are not covered by deposits.

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by Chapter B-1 Credit Risk Provisions in the SBIF Compendium of Accounting Standards. The amounts must be calculated based on a risk exposure factor, using the following table:

Type of Contingent Loan	Exposure
a) Guarantors and pledges	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Bank guarantees	50%
e) Interbank guarantee letters	100%
f) Unrestricted lines of credit:	50%
g) Other loan commitments
- Student loans (Law No. 20,027)	15%
- Other	100%
h) Other contingent loans	100%

Nevertheless, for transactions with customers that have loans in default, as indicated in Chapter B-1, that exposure will always be equivalent to 100% of their contingent loans.

x)	Provisions for Contingent Loans

The Bank records the following balances related to such commitments and responsibilities, which fall within its line of business, in memorandum accounts: Guarantors and pledges, documentary letters of credit, bank guarantees, interbank guarantee letters, unrestricted lines of credit, other loan commitments and other contingent loans.

The balances of contingent loans are considered each reporting period in order to determine the credit risk provisions required by Chapter B-1 in the Compendium of Accounting Standards using the methodology detailed in Note 1 u).

y)	Current and Deferred Income Taxes

The Bank and its subsidiaries have recorded income tax expense for each reporting period in accordance with current tax laws in the country where each subsidiary operates (Note 15 of the Consolidated Financial Statements).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The tax expense on profit for the period includes the sum of current taxes that result from applying current tax rates to the taxable basis for the period (after legally admissible deductions) and the variation in deferred tax assets and liabilities recognized in consolidated profit or loss. The Bank and its subsidiaries recognize, when appropriate, deferred tax assets and liabilities for future estimates of tax effects attributable to differences between the book and tax values of assets and liabilities. Deferred tax assets and liabilities are determined based on the tax rate applicable in the period that deferred tax assets and liabilities are recovered or settled. The effects of future changes in tax legislation or tax rates are recognized in deferred taxes starting on the date of publication of the law approving such changes. The effects of deferred taxes for temporary differences between the tax and book basis are recorded on an accrual basis in accordance with IAS 12 “Income Taxes”.

Tax Reforms

a.	Chile

Law 20,630, published in the Official Gazette on September 27, 2012, increased the corporate income tax rate from 17% to 20% beginning January 1, 2013.

On September 29, 2014, Law 20,780 was published in the Official Gazette. The law introduces modifications designed to increase revenue collection, finance education reform, make taxation more equitable and improve the current tax system.

As of period end, the deferred taxes of the Bank and its Chilean subsidiaries have been adjusted based on the new corporate income tax rates contained in Law 20,780, published September 29, 2014. The law progressively increases the tax rate to 21% for commercial year 2014, 22.5% for 2015, 24% for 2016 and 25% for 2017 and beyond for taxpayers applying the Attributed Income System. Taxpayers applying the Semi-Integrated System will have a rate of 25.5% in 2017 and 27% in 2018 and beyond.

b.	Colombia

The deferred taxes of the Colombian subsidiaries have been adjusted based on the new income tax rates introduced by Law 1,739 published December 23, 2014, which modified the Colombian tax statutes and incorporated mechanisms to fight tax evasion. This modification to Colombian tax regulations raises tax rates to 34% for commercial year 2014, 39% for 2015, 40% for 2016, 42% for 2017, 43% for 2018 and then returns to 34% for 2019 and beyond.

In light of these modifications, the deferred taxes of the Chilean companies have been recorded at a maximum recovery or settlement rate of 27%. The maximum tax rate applied on temporary differences of companies operating in Colombia is 43% for temporary differences to be reversed in 2018.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

z)	Provisions and Contingent Liabilities

Provisions are reserves involving uncertainty about their amount or maturity. They are recorded in the Consolidated Statement of Financial Position when and only when:

a present (legal or implicit) obligation has arisen from a past event and,

as of the date of the consolidated financial statements it is likely that the Bank and/or its controlled entities have to disburse resources to settle the obligation and the amount can be reliably measured.

A contingent liability is any obligation that arises from past events whose existence will be confirmed only if one or more uncertain future event occurs not within the control of the Bank and its controlled entities.

Contingent liabilities include: guarantors and pledges, confirmed foreign letters of credit, documentary letters of credit, bank guarantees, interbank guarantee letters, unrestricted lines of credit, other loan commitments and other contingent loans.

The annual consolidated financial statements include all material provisions with respect to which it is considered more likely than not that the obligation will have to be settled.

Provisions—which are quantified on the basis of the best available information regarding the consequences of the event that gives rise to them, and are re-estimated at the end of each accounting period—are used to cover the specific obligations for which they were originally recognized, and are reversed in full or in part when those obligations cease to exist or are reduced.

Provisions are classified into the following groups in the Consolidated Statement of Financial Position based on the obligations they cover:

•	Employee benefits and compensation

•	Minimum dividends

•	Contingent loan risk

•	Contingencies (including country risk, additional provisions and others)

aa)	Derecognition of Financial Assets and Liabilities

Accounting for transfers of financial assets is based on the degree and way in which the risks and rewards associated with the transferred assets are transferred:

1.	If the risks and rewards are substantially transferred to third parties (e.g. unconditional sales, sales with repurchase agreements at fair value as of the date of repurchase, sales of financial assets with a purchase option deemed deep-out-of-the-money, use of assets in which the transferor does not retain subordinate financing or transfer any type of credit enhancement to the new holders and other similar cases), the transferred asset is derecognized from the balance sheet and any rights or obligations retained or created upon transfer are simultaneous recognized.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

2.	If the risks and rewards of the transferred financial asset are substantially retained (e.g. sales of financial assets with repurchase agreements at fixed prices or for the sales price plus interest, securities lending agreements where the borrower has the obligation to return the securities or similar assets and other similar cases) the transferred asset is not derecognized from the balance sheet and will continue to be valued using the same criteria used before the transfer. In this case, the following is recorded in accounting:

a)	A financial liability for an amount equal to the consideration received, which is subsequently valued at amortized cost.

b)	Both the income from the transferred financial asset (but not derecognized) and the expenses for the new financial liability.

3.	If the risks and rewards of the transferred financial asset are not substantially transferred or retained (e.g. sales of financial assets with a purchase option deemed neither deep-in-the-money nor deep-out-of-the-money, use of assets in which the transferor assumes subordinate financing or another type of credit enhancement for part of the transferred asset and other similar cases), the following will be analyzed:

a)	If the transferor has not retained control of the transferred financial asset, it will be derecognized, and any rights or obligations created or retained upon transfer will be recognized.

b)	If the transferor has retained control of the transferred financial asset, it will continue to be recognized in the Statement of Financial Position for an amount equal to its exposure to the changes in value that it may experience and a financial liability will be recognized for the financial asset transferred. The net amount of the transferred asset and the associated liability will be the amortized cost of the rights and obligations retained if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained if the transferred asset is measured at fair value.

As a result, financial assets will only be derecognized in the Statement of Financial Position when the rights over the cash flows have been expired or when substantially all implicit rights and rewards have been transferred to third parties. Likewise, financial liabilities are only derecognized from the Statement of Financial Position when the obligations they generate have been expired or when they are acquired with the intention to settle them or place them once again.

bb)	Employee Benefits

Short-Term Benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be fully settled within 12 months after the end of the reporting period in which the employees render the related services.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

When an employee has rendered service to an entity during an accounting period, the entity shall recognize the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service:

a)	As a liability (accrued expense), after deducting any amount already paid. If the amount already paid exceeds the undiscounted amount of the benefits, an entity shall recognize that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund.

b)	As an expense, unless another IFRS requires or permits the inclusion of the benefits in the cost of an asset.

Vacation Accrual

The annual cost of personnel vacation and benefits is recorded on an accrual basis.

Post-Employment Benefits

Post-employment benefits are employee benefits (other than termination benefits and short-term employee benefits) which are payable after the completion of employment. Post-employment benefit plans are formal or informal arrangements under which an entity provides post-employment benefits for one or more employees. Post-employment benefit plans are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions.

Other Long-Term Benefits

Other long-term employee benefits include all employee benefits other than short-term employee benefits, post-employment benefits and termination benefits.

The standard requires a simplified method of accounting for other long-term employee benefits. In contrast to the accounting required for post-employment benefits, this method does not recognize remeasurements in other comprehensive income.

Termination Benefits

Termination benefits are employee benefits payable as a result of either:

a. An entity’s decision to terminate an employee’s employment before the normal retirement date; or

b. An employee’s decision to accept an offer of benefits in exchange for the termination of employment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

An entity shall recognize a liability and expense for termination benefits at the earlier of the following dates:

a.	When the entity can no longer withdraw the offer of those benefits; and

b.	When the entity recognizes restructuring costs that is within the scope of IAS 37 and involves the payment of termination benefits.

cc)	Debt Issued

The financial instruments issued by the Bank and subsidiaries are classified in the Consolidated Statement of Financial Position within “debt issued”, where the Bank has an obligation either to deliver cash or another financial asset to the holder, or to satisfy the obligation by the exchange of a fixed amount of cash or other financial asset for a fixed number of shares, if applicable.

After initial measurement, debt issued is subsequently measured at amortized cost using the effective interest rate. Amortized cost is calculated by taking into account any discount, premium or cost related directly to the issuance.

dd)	Intangible Assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of a legal transaction or are developed internally by the consolidated entities. They are assets whose cost can be measured reliably and for those the consolidated entities consider it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity. The cost of intangible assets acquired in a business combination is their fair value as of the date of acquisition.

These intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization or any accumulated impairment losses.

An entity will evaluate whether the useful life of an intangible asset is finite or indefinite and, if finite, will evaluate the duration or number of units of production or other similar units that make up its useful life. The entity will consider an intangible asset to have an indefinite useful life when, on the basis of an analysis of all relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

An intangible asset is accounted for based on its useful life. An intangible asset with a finite useful life is amortized over its economic useful life and reviewed to determine whether any indication of impairment may exist. The amortization period and method are reviewed at least once every reporting period. An intangible asset with an indefinite useful life is not amortized and the entity will determine if it has experienced an impairment loss by comparing its recoverable amount to its carrying amount on a yearly basis and at any time during the year in which there is an indication that its value may be impaired.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

ee)	Cash and Cash Equivalents

The indirect method has been used to prepare the Consolidated Statement of Cash Flows, which shows the changes in cash and cash equivalents derived from operating activities, investing activities and financing activities during the period.

For the purpose of the cash flow statement cash and cash equivalents are defined as the account “cash and due from banks”, plus (minus) the net balance of transactions in the course of collection that are shown in the Consolidated Statement of Financial Position, plus highly-liquid trading and available-for-sale securities with insignificant risk of changing value, maturing in no more than three months from the date of acquisition and repurchase agreements with similar conditions. It also includes investments in fixed-income mutual funds that are presented together with trading securities in the Consolidated Statement of Financial Position. Balances of cash and cash equivalents and their reconciliation with the Consolidated Statement of Cash Flows are detailed in Note 5 Cash and Cash Equivalents.

The following concepts have been used in preparing the Statement of Cash Flows:

a)	Cash flows: Inflows and outflows of cash and cash equivalents, understood as short-term, highly-liquid investments with insignificant risk of changing value such as deposits in the Chilean Central Bank and deposits in other domestic and foreign banks.

b)	Operating activities: corresponds to normal activities of banks and their controlled entities, as well as other activities that cannot be classified as investing or financing activities.

c)	Investing activities: corresponds to activities that involve acquiring, selling or otherwise disposing of long-term assets and other investments not included in cash and cash equivalents.

d)	Financing activities: activities that bring about changes in the size and composition of net equity and financial liabilities that do not form part of operating or investing activities.

ff)	Use of Estimates and Judgment

In preparing these consolidated financial statements, the Bank’s management has made certain estimates, judgments and assumptions that affect the application of accounting policies and reported balances of assets and liabilities, disclosures of contingent assets and liabilities as of the end of the period, and reported values of income and expenses during the period. Actual results could differ from these estimated amounts.

Relevant estimates and assumptions are reviewed regularly by management in order to quantify certain assets, liabilities, income and expenses. Revisions of accounting estimates are recognized in the year in which the estimate is revised and in any future period that is affected.

In certain cases, SBIF Standards and generally accepted accounting principles require assets and liabilities to be recorded and/or disclosed at fair value. Fair value is the amount at which an asset

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

can be exchanged, or a liability transferred, between knowledgeable, willing parties in an arm’s length transaction. When market prices in active markets are available, they have to be used as a valuation basis. When market prices in active markets are not available, the Bank estimates these values based on the best information available, including the use of models or other valuation techniques.

The Bank has established provisions to cover possible loan losses in accordance with SBIF regulations. In estimating provisions, these regulations require provisions to be regularly assessed, taking into consideration factors such as changes in the nature and size of the loan portfolio, forecasted portfolio trends, loan quality and economic conditions that may affect debtor payment capacity. Changes in loan loss allowances are presented as “Credit Risk Provisions” in the Consolidated Statement of Income for the period. Loans are charged off when management determines that the loan or a portion of the loan cannot be collected in accordance with SBIF regulations in Chapter B-2 Impaired or Charged-Off Loans. Credit risk provisions are reduced to record charge-offs.

In particular, information regarding more significant areas of estimates of uncertainties and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are described in the following notes:

•	Useful life of property, plant and equipment and intangible assets (Notes 13, 14 and 31)

•	Valuation of goodwill (Notes 12, 13 and 31)

•	Provisions (Note 20)

•	Credit risk provisions (Notes 10 and 28)

•	Fair value of financial assets and liabilities (Notes 6, 7, 8, 11 and 34)

•	Contingencies and commitments (Note 22)

•	Impairment losses for certain assets (Notes 9, 10, 11 and 31)

•	Current and deferred taxes (Note 15)

•	Consolidation and evaluation of control (Note 1, letter c))

During the year ended December 31, 2014, there have been no significant changes in the estimates made in 2013, other than those disclosed in these consolidated financial statements.

gg)	Minimum Dividends

The Bank records within liabilities (provisions) the portion of profit for the period that should be distributed to comply with the Corporations Law (30%) or its dividend policy, which establishes that no less than 50% of profit for the period 2014 and 2013 should be distributed as dividends, as approved by shareholders in March 2013. For the periods 2014 and 2013, the Bank provisioned 50% of profit for the period. This provision is recorded within “provision for minimum dividends” by reducing “retained earnings” within the Consolidated Statement of Changes in Equity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

hh)	Assets Received or Awarded in Lieu of Payment

Assets received or awarded in lieu of payment of loans to customers are recorded, in the case of assets received in lieu of payment, at the price agreed-upon by the parties, or otherwise, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a court-ordered auction. In both cases, an independent assessment of the market value of the assets is performed based on the state in which they are acquired.

If the value of loans to customers exceeds the fair value of the asset received or awarded in lieu of payment less disposal costs, it is recognized in the Consolidated Statement of Income as other operating expenses.

Assets received or awarded in lieu of payment are valued at the lower of its initial value and the net realizable value (i.e. its independently assessed fair value less maintenance or disposal costs and regulatory charge-offs.) The SBIF requires regulatory charge-offs if the asset is not sold within a one year of foreclosure.

This net realizable value is determined based on current market conditions and should correspond to its fair value less necessary maintenance and disposal costs.

In general, it is believed that these assets will be disposed within one year of being awarded. However, in justified cases the SBIF may give the Bank an additional term of up to 18 months to dispose of the assets. To take advantage of this extension, the asset must have been written off in accounting in compliance with article 84 of the General Banking Law.

ii)	Leases

Finance Leases

This corresponds to leases that transfer substantially all risks and rewards from the owner of the leased asset to the lessee. When consolidated entities act as lessors of an asset, the aggregate present value of minimum lease payments plus the guaranteed residual value—normally the exercise price of the lessee’s purchase option at the end of the contract—will be recorded as third-party financing within “loans to customers” in the Consolidated Statement of Financial Position.

When consolidated entities act as lessees of an asset, the Bank records the cost of the leased assets in the Consolidated Statement of Financial Position based on the nature of the asset in the contract and, simultaneously, a liability for the same amount (which will be the lesser of the fair value of the leased asset and the aggregate present values of the lease payments due the lessor plus, if appropriate, the exercise price of the purchase option).

These assets are depreciated using criteria similar to those applied to property, plant and equipment held for own use. In both cases, finance income and expenses arising from these contracts are credited and charged, respectively to the Consolidated Statement of Income for the period as “interest income” and “interest expenses” in order to obtain a constant rate of return over the term of the lease.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Operating Leases

Leases in which the lessor retains ownership of the leased asset as well as a significant portion of the risks and rewards of ownership are classified as operating leases. When the consolidated entities act as lessor, the purchase cost of the leased assets will be recorded in “property, plant and equipment”. These assets are depreciated in accordance with the policies for property, plant and equipment (see letter q “property, plant and equipment”) and income from the lease agreements is recognized in the Consolidated Statement of Income for the period on a straight-line basis within “other operating income”.

When the consolidated entities act as lessee, lease expenses including any incentives given by the lessor are charged on a straight-line basis to consolidated profit or loss in “other general administrative expenses” within the Consolidated Statement of Income for the period.

jj)	Fiduciary Activities

The Bank and its subsidiaries provide trust and other fiduciary services that result in the holding or investing of assets on behalf of customers. Assets held in a fiduciary capacity are not reported in the consolidated financial statements, as they are not the assets of the Bank. Contingencies and commitments arising from this activity are disclosed in Note 22 Contingencies, Commitments and Responsibilities, letter a) Commitments and responsibilities accounted for in off-balance-sheet memorandum accounts.

kk)	Customer Loyalty Program

The Bank and its subsidiaries maintain a customer loyalty program as an incentive to their customers. Through this program, customers can acquire goods and/or services based on purchases made primarily with credit cards issued by the Bank and by meeting certain conditions established in the program for that purpose.

The Bank has established provisions to reflect the expense related to these awards.

ll)	Non-Current Assets Held for Sale

Non-current assets (or disposal groups made up of assets and liabilities) that are expected to be recovered primarily through sale instead of through continued use are classified as held for sale. Immediately before being classified as such, the assets (or elements of a disposal group) are remeasured in accordance with the Bank’s accounting policies. Subsequently, assets (or disposal groups) are measured at the lesser of carrying amount and fair value less costs to sell.

Impairment losses after the initial classification of assets held for sale and gains and losses after revaluation are recognized in profit or loss. Gains for any subsequent increase in fair value less costs to sell are not recognized if they exceed any accumulated impairment loss that has been recognized earlier.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

As of December 31, 2014 and 2013, the Bank did not have any non-current assets held for sale.

mm)	Earnings per Share

Basic earnings per share is determined by dividing net income (loss) for the year attributable to other of the Bank by the average weighted number of shares in circulation during that year.

Diluted earnings per share is determined in a similar manner as basic earnings per share, but the average weighted number of shares in circulation is adjusted to account for the dilutive effect of stock options, warrants and convertible debt.

As of December 31, 2014 and 2013, the Bank has no instruments that generate dilutive effects on equity.

nn)	Consolidated Statement of Changes in Equity

Statement of Changes in Equity presents all movements in net equity, including those arising from changes in accounting policies and correction of errors. As a result, this statement reconciles the carrying amount at the beginning and end of the period of all items within consolidated net equity, grouping movements as follows based on their nature:

a)	Adjustments due to changes in accounting policies and correction of errors: this includes changes in consolidated net equity that arise as a result of the retroactive restatement of balances in the consolidated financial statements arising from changes in accounting policies or the correction of errors.

b)	Income and expenses recognized during the period: this shows the aggregate of all income and expense items recorded in the Consolidated Statement of Income for the period.

c)	Other changes in equity, including profit distributions, capital increases, provisions for minimum dividends, dividends paid, and other increases or decreases in equity.

This information is presented in two statements: the Consolidated Statement of Comprehensive Income and the Consolidated Statement of Changes in Equity.

oo)	Consolidated Statement of Comprehensive Income

This part of the Consolidated Statement of Changes in Equity presents the income and expenses generated by the Bank as a result of its activity during the period, distinguishing between those recorded in consolidated profit or loss for the period and those recorded directly in consolidated net equity.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Therefore, this statement presents:

a)	Consolidated profit for the year

b)	The net amount of income and expenses temporarily recognized in equity as adjustments recorded as “valuation accounts”.

c)	Deferred income taxes arising from the concepts in letters a) and b) above, except for translation adjustments and hedges of net investments in foreign operations.

Aggregate consolidated income and expenses recognized, calculated as the sum of the preceding letters, is divided between the amount attributed to the Bank and that attributed to non-controlling interests.

pp)	New Accounting Pronouncements

i)	SBIF Rulings

Between January 1, 2014, and the date of issuance of these consolidated financial statements, the following new accounting or related pronouncements have been issued by the SBIF:

Ruling No. 3,565 of February 17, 2014. This ruling introduces some changes to the instructions on accounting information to be filed each month with the SBIF. These changes, which take effect for reports as of March 31, 2014, are described below:

a)	In order to obtain separate information on investments in foreign companies, the following items are replaced:

The following are eliminated:	And replaced by:
1400.1.02 Controlled companies.	1400.1.04 Controlled domestic companies. 1400.1.05 Controlled foreign companies.

4700.1.02 Controlled companies.	4700.1.04 Controlled domestic companies. 4700.1.05 Controlled foreign companies.

4700.2.02 Controlled companies.	4700.2.04 Controlled domestic companies. 4700.2.05 Controlled foreign companies.

b)	In order to have aggregate data on consolidated loan delinquency, item 8910 is added to the consolidated complementary information. It requires the same detail as item 9910, which is used for separate financial information.

Ruling No. 3,569 of May 29, 2014. This ruling modifies the instructions in Chapter 1-14 Prevention of asset laundering and terrorism financing in the RAN in order to complement its regulations regarding FATCA (Foreign Account Tax Compliance Act).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Ruling No. 3,570 of October 7, 2014. The current provisions of Chapter 20-7 Outsourcing Services in the RAN contain several requirements that must be met for banks to be able to outsource services, including prior authorization from the SBIF when external suppliers are hired to carry out significant or strategic activities. This chapter also authorizes banks to provide data processing services to their subsidiaries or banking support companies in Chile as well as foreign branches or subsidiaries as referred to in Chapters 11-6 Investments in companies in Chile and 11-7 Branches and investments in foreign banks and other companies in the RAN. These new regulations include banking support companies.

The ruling replaces the previous text of Chapter 20-7 and introduces the following changes:

a) The requirement for prior authorization from the SBIF to outsource services is eliminated. As a result, the Bank will now focus its attention on complying with the new regulations and analyzing its risk management efforts for outsourced services as part of the evaluations addressed in Chapter 1-13 Classification of management and solvency in the RAN.

b) The new provisions involve the banks’ corporate governance bodies, requiring them to approve policies for outsourcing services and extending the reach of the policies and procedures that banks must follow as a result of these regulations to domestic and foreign subsidiaries.

c) The new chapter contains additional requirements intended to guard against the risks of outsourcing, which are essentially the conditions that the SBIF has required up to this point to grant authorization. These conditions include an alternative or contingency data processing center located in Chile when outsourcing significant or strategic activities abroad.

d) In the event of violations of the new regulations, especially when the activities outsourced abroad expose the entity to important operational risks, the SBIF may require that services be performed in Chile or executed internally, as appropriate.

Since the new Chapter 20-7 no longer refers to services provided by banks, it is complemented by the rules in Chapter 11-6 and 11-7.

Ruling No. 3573 of December 30, 2014. The SBIF published changes to standards regarding credit risk provisions contained in Chapter B-1 Credit Risk Provisions of the SBIF Compendium of Accounting Standards.

With these changes, the SBIF aims to ensure that provisions established by banks appropriately reflect the credit risk in their loan portfolios and to provide guidelines that promote best practices in risk evaluation and management.

Currently, banks calculate provisions on “group portfolios” using their own methodologies (internal models). The SBIF has determined that these models have not always prospectively identified portfolio impairment. Therefore, in some cases, provisions may be insufficient and reactionary. As a result, the SBIF has deemed it necessary to create standards for each type of portfolio to be used as a minimum benchmark in designing provisioning methodologies. However, banks are responsible for

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

establishing their own methodologies for calculating provisions. The SBIF may allow provisioning based on the outcomes of internal models when they have been duly approved as part of an entity’s normal review process.

The regulatory enhancements being introduced at this time involve the following matters:

-	Standard Method for Provisions for Mortgage Loans: It establishes a standard method for calculating minimum provisions on residential mortgage loans, which explicitly takes into account delinquency and the loan-to-value ratio of the loans. This method establishes a different treatment for loans with government subsidies and government auction insurance.

-	Treatment of Guarantees: It incorporates specifications regarding the treatment of guarantees in calculating provisions for other portfolios. In particular, it sets out the conditions that these guarantees must meet in order to be considered admissible as mitigators of credit risk.

-	Substitution of Issuer for Debtor in Factoring Transactions: It modifies the instructions for calculating provisions on factored receivables by allowing, under certain conditions, the debtor’s rating to be considered in establishing provisions.

-	Other specifications are provided for greater clarity on the scope of the regulations.

The ruling specifies that the board of directors must approve the adequacy of provisions for both the consolidated financial statements and the bank considered individually as well as the bank plus its domestic and foreign subsidiaries, when applicable.

Although the impact of the standard method for the mortgage portfolio is believed to be limited, the SBIF has set an effective date for this model of January 1, 2016, in order to provide sufficient time for implementation.

ii)	Accounting Standards Introduced by the International Accounting Standards Board (IASB)

a)	The following new amendments and interpretations have been adopted in these consolidated financial statements.

Amendments to IFRS	Mandatory Effective Date
IAS 32 Financial Instruments: Disclosures – Clarification of Requirements for Offsetting Financial Assets and Financial Liabilities	Annual periods beginning on or after January 1, 2014

Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Interests in Other Entities; and IAS 27, Separate Financial Statements	Annual periods beginning on or after January 1, 2014

IAS 36 Asset Impairment – Recoverable Amount Disclosures for Non-Financial Assets	Annual periods beginning on or after January 1, 2014

IAS 39 Financial Instruments: Recognition and Measurement – Novation of Derivatives and Continuation of Hedge Accounting	Annual periods beginning on or after January 1, 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

IAS 19 Employee Benefits - Defined Benefit Plans: Employee Contributions	Annual periods beginning on or after July 1, 2014

Annual Improvements Cycle 2010-2012 - Amendments to Six IFRS	Annual periods beginning on or after July 1, 2014

Annual Improvements Cycle 2011-2013 - Amendments to Four IFRS	Annual periods beginning on or after July 1, 2014

New Interpretations

IFRIC 21 Levies	Annual periods beginning on or after January 1, 2014

Amendment to IAS 32 Financial Instruments: Presentation

In December 2011, the IASB amended the accounting and disclosure requirements related to the netting of financial assets and liabilities through amendments to IAS 32 and IFRS 7. These amendments are the result of the IASB and US Financial Accounting Standards Board (FASB) undertaking a joint project to address the differences in their respective accounting standards regarding offsetting of financial instruments. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. Both require retrospective application for comparative periods.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the financial statements for the period.

Investment Entities – Amendments to IFRS 10, Consolidated Financial Statements; IFRS 12, Disclosure of Interests in Other Entities; and IAS 27, Separate Financial Statements

On October 31, 2012, the IASB published Investment Entities (amendments to IFRS 10, IFRS 12 and IAS 27), providing an exemption for the consolidation of subsidiaries under IFRS 10 Consolidated Financial Statements for entities that meet the definition of an “investment entity”, such as certain investment funds. In its place, such entities will measure their investments in subsidiaries at fair value through profit or loss in conformity with IFRS 9 Financial Instruments or IAS 39 Financial Instruments: Recognition and Measurement.

The amendments also require additional disclosure with respect to whether the entity is considered an investment entity, details on unconsolidated subsidiaries of the entity and the nature of the relationship and certain transactions between the investment entity and its subsidiaries. On the other hand, the amendments require an investment entity to account for its investment in a subsidiary in the same way in its consolidated and separate financial statements (or only to provide separate financial statements if all subsidiaries are unconsolidated). The amendments are effective for annual periods beginning on or after January 1, 2014.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the financial statements for the period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets

On May 29, 2013, the IASB published Amendments to IAS 36 – Recoverable Amount Disclosures for Non-Financial Assets. The publication of IFRS 13 Fair Value Measurement amended some disclosure requirements in IAS 36 Asset Impairment regarding the measurement of the recoverable amount of impaired assets. However, one of the amendments potentially resulted in the disclosure requirements being broader than originally intended. The IASB has rectified this with the publication of these amendments to IAS 36.

The amendments to IAS 36 eliminate the requirement to disclose the recoverable amount of each cash generating unit (group of units) for which the carrying amount of the goodwill or intangible assets with indefinite useful lives allocated to that unit (or group of units) is significant compared to the total carrying amount of the entity’s goodwill or intangible assets with indefinite useful lives. The amendments require an entity to disclose the recoverable amount of an individual asset (including goodwill) or a cash generating unit for which the entity has recognized or reversed impairment during the reporting period. An entity must disclose additional information regarding the fair value less costs to sell of an individual asset (including goodwill) or a cash generating unit for which the entity has recognized or reversed impairment during the reporting period, including: (i) the level of the fair value hierarchy (IFRS 13) within which the fair value measurement is categorized; (ii) the valuation techniques used to measure the fair value less costs to sell; and (iii) the key assumptions used in the fair value measurement categorized within “Level 2” and “Level 3” of the fair value hierarchy. Also, an entity must disclose the discount rate used when an entity has recognized or reversed an impairment loss during the reporting period and the recoverable amount is based on the fair value less costs to sell determined using a present value valuation technique. The amendments should be applied retrospectively for annual periods beginning on or after January 1, 2014.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the financial statements for the period.

Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting

In June 2013, the IASB published Amendments to IAS 39 – Novation of Derivatives and Continuation of Hedge Accounting. This amendment permits the continuation of hedge accounting (under IAS 39 and the next chapter on hedge accounting in IFRS 9) when a derivative is novated to a central counterparty and certain conditions are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. In order to apply the amendments and continue hedge accounting, novation to a central counterparty must happen as a consequence of laws or regulations or the introduction of laws or regulations. The amendments should be applied for annual periods beginning on or after January 1, 2014.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the financial statements for the period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Amendment to IAS 19, Employee Benefits

On November 21, 2013, the IASB amended IAS 19 (2011) Employee Benefits to clarify the requirements for how contributions by employees or third parties linked to services should be allocated to service periods. The amendments permit contributions that are independent of the number of years of service to be recognized as a reduction in the service cost in the period in which the service is rendered, instead of allocating the contributions to periods of service Other contributions by employees or third parties are required to be attributed to periods of service either using the plan’s contribution formula or on a straight-line basis. The amendments are effective for annual periods beginning on or after July 1, 2014.

The Bank’s management analyzed these amendments in detail and concluded that they do not have a significant impact on the financial statements for the period.

Annual Improvements Cycle 2010 - 2012

Standard	Topic	Amendments
IFRS 2 Share-based Payments.	Definition of ‘vesting condition’

Appendix A ‘Defined terms’ to IFRS 2 was amended to (i) change the definitions of ‘vesting condition’ and ‘market condition’ and (ii) add definitions for ‘performance condition’ and ‘service condition’ which were previously included within the definition of ‘vesting condition’.

The amendments clarify that: (a) a performance target can be based on the operations of the entity or another entity in the same group (i.e. a non-market condition) or on the market price of the equity instruments of the entity or another entity in the same group (i.e. a market condition); (b) a performance target can relate either to the performance of the entity as a whole or to some part of it (e.g. a division or an individual employee); (c) a share market index target is a non-vesting condition because it not only reflects the performance of the entity, but also of other entities outside the group; (d) the period for achieving a performance condition must not extend beyond the end of the related service period; (e) a condition needs to have an explicit or implicit service requirement in order to constitute a performance condition (rather than being a non-vesting condition); (f) a

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

market condition is a type of performance condition, rather than a non-vesting condition; and (g) if the counterparty ceases to provide services during the vesting period, this means it has failed to satisfy the service condition, regardless of the reason for ceasing to provide services.

The amendments apply prospectively to share-based payment transactions with a grant date on or after July 1, 2014, with earlier application permitted.

IFRS 3 Business Combinations	Accounting for contingent consideration in a business combination	The amendments clarify that contingent consideration that is classified as an asset or liability should be measured at fair value at each reporting date, irrespective of whether the contingent consideration is a financial instrument within the scope of IFRS 9 or IAS 39 or a non-financial asset or liability. Changes in fair value (other than measurement period adjustments) should be recognized in profit and loss. Consequential amendments were also made to IFRS 9, IAS 39 and IAS 37. The amendments apply prospectively to business combinations for which the acquisition date is on or after July 1, 2014. Earlier application is permitted.

IFRS 8 Operating Segments	Aggregation of operating segments	The amendments require an entity to disclose the judgments made by management in applying the aggregation criteria to operating segments, including a description of the operating segments aggregated and the economic indicators assessed in determining whether the operating segments have ‘similar economic characteristics’. The amendments apply for annual periods beginning on or after July 1, 2014, and early adoption is permitted.

	Reconciliation of the total of the reportable segments’ assets to the entity’s assets	The amendment clarifies that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should only be provided if the segment assets are regularly provided to the chief operating decision-maker. The amendment applies for annual periods beginning on or after July 1, 2014, and early adoption is permitted.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

IFRS 13 Fair Value Measurement	Short-term receivables and payables	The basis for conclusions was amended to clarify that the issuance of IFRS 13 and consequential amendments to IAS 39 and IFRS 9 did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amounts without discounting, if the effect of not discounting is immaterial.

IAS 16 Property, Plant and Equipment IAS 38 Intangible Assets	Revaluation method: proportionate restatement of accumulated amortization	The amendments remove perceived inconsistencies in the accounting for accumulated depreciation/amortization when an item of property, plant and equipment or an intangible asset is revalued. The amended requirements clarify that the gross carrying amount is adjusted in a manner consistent with the revaluation of the carrying amount of the asset and that accumulated depreciation/amortization is the difference between the gross carrying amount and the carrying amount after taking into account accumulated impairment losses. The amendments apply for annual periods beginning on or after July 1, 2014, and early adoption is permitted. An entity is required to apply to amendments to all revaluations recognized in the annual period in which the amendments are first applied and in the immediately preceding annual period. An entity is permitted, but not required, to restate any earlier periods presented.

IAS 24 Related Party Disclosures	Key management personnel	The amendments clarify that a management entity providing key management personnel services to a reporting entity is a related party of the reporting entity. Consequently, the reporting entity must disclose as related party transactions the amounts incurred for the service paid or payable to the management entity for the provision of key management personnel services. However, disclosure of the components of such compensation is not required.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The amendments apply for periods beginning on or after July 1, 2014, and early adoption is permitted.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the financial statements for the period.

Annual Improvements Cycle 2011 – 2013

Standard	Topic	Amendments
IFRS 1 First-time Adoption of IFRS	Meaning of “effective IFRS”	The Basis for Conclusions was amended to clarify that a first-time adopter is allowed, but not required, to apply a new IFRS that is not yet mandatory if that IFRS permits early adoption. If an entity chooses to early apply a new IFRS, it must apply that new IFRS retrospectively throughout all periods presented unless IFRS 1 provides an exemption or an exception that permits or requires otherwise. Consequently, any transitional requirements of that new IFRS do not apply to a first-time adopter that chooses to apply that new IFRS early.

IFRS 3 Business Combinations	Scope exception for joint ventures	The scope section was amended to clarify that IFRS 3 does not apply to the accounting for the formation of all types of joint arrangement in the financial statements of the joint arrangement itself.

IFRS 13 Fair Value Measurement	Scope of portfolio exception (paragraph 52)	The scope of the portfolio exception for measuring the fair value of a group of financial assets and financial liabilities on a net basis was amended to clarify that it includes all contracts that are within the scope of, an accounted for in accordance with, IAS 39 or IFRS 9, even if those contracts do not meet the definitions of financial assets or financial liabilities within IAS 32. Consistent with the prospective initial application of IFRS 13, the amendment must be applied prospectively from the beginning of the annual period in which IFRS 13 was initially applied.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

IAS 40 Investment Property	Interrelationship between IFRS 3 and IAS 40	IAS 40 was amended to clarify that this standard and IFRS 3 Business Combinations are not mutually exclusive and application of both standards may be required. Consequently, an entity acquiring investment property must determine whether (a) the property meets the definition of investment property in IAS 40 and (b) the transaction meets the definition of a business combination under IFRS 3. The amendment applies prospectively for acquisitions of investment property in periods commencing on or after July 1, 2014. An entity is only permitted to adopt the amendments early and/or restate prior periods if the information to do so is available.

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the financial statements for the period.

New Interpretations

IFRIC 21 Levies

On May 20, 2013, the IASB issued IFRIC 21 Levies. This new interpretation provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets and those where the timing and amount of the levy is certain. Levies are defined in the interpretation as “an outflow of resources embodying future economic benefits imposed by governments on entities in accordance with legislation”. Taxes within the scope of IAS 12 Income Taxes are excluded from the scope as well as fines and sanctions. Payments to governments for services or the acquisition of an asset under a contractual agreement also fall outside the scope. In other words, the levy must be a non-reciprocal transfer to a government where the entity paying the levy does not receive specific goods and services in exchange. For the purposes of the interpretation, “government” is defined in accordance with IAS 20 Accounting for Government Grants and Disclosures of Government Assistance. When an entity acts as an agent for a government to collect a levy, the agency cash flows collected are outside the scope of the interpretation. The interpretation identifies the obligating event for recognition of a liability as the activity that triggers the payment of the levy, as identified by applicable legislation. The interpretation provides guidance on the recognition of a liability to pay levies: (i) the liability is recognized progressively if the obligating event occurs over a period of time; (ii) if an obligation is triggered when a minimum threshold is met, the liability is recognized when the minimum threshold is met. The interpretation must be applied retrospectively for all annual periods beginning on or after January 1, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The Bank’s management analyzed these amendments in detail and concluded that they do not have an impact on the financial statements for the period.

b)	New and Revised IFRS Issued but not yet Effective:

New IFRS	Mandatory Effective Date
IFRS 9 Financial Instruments	Annual periods beginning on or after January 1, 2018

IFRS 14 Regulatory Deferral Account	Annual periods beginning on or after January 1, 2016

IFRS 15 Revenue from Contracts with Customers	Annual periods beginning on or after January 1, 2017

Amendment to IFRS	Mandatory Effective Date
Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)	Annual periods beginning on or after January 1, 2016

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38).	Annual periods beginning on or after January 1, 2016

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)	Annual periods beginning on or after January 1, 2016

Equity Method in Separate Financial Statements (Amendments to IAS 27)	Annual periods beginning on or after January 1, 2016

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)	Annual periods beginning on or after January 1, 2016

Disclosure Initiative (Amendments to IAS 1)	Annual periods beginning on or after January 1, 2016

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28).	Annual periods beginning on or after January 1, 2016

Annual Improvements Cycle 2012-2014 – Amendments to Four IFRS	Annual periods beginning on or after July 1, 2016

IFRS 9 Financial Instruments

On November 12, 2009, the International Accounting Standards Board (IASB) issued IFRS 9 Financial Instruments. This standard introduces new requirements for classifying and measuring financial assets. It is effective for annual periods beginning on or after January 1, 2013, allowing early adoption. IFRS 9 specifies how an entity should classify and measure its financial assets. This standard requires that all financial assets be classified on the basis of an entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. Financial assets are either measured at amortized cost or at fair value. Only those financial assets measured at amortized cost are tested for impairment. On October 28, 2010, the IASB published a revised version of IFRS 9 Financial Instruments. This revised standard retains the requirements for

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

classifying and measuring financial assets that were published in November 2009, but adds guidance on classifying and measuring financial liabilities. As part of the restructuring of IFRS 9, the IASB has also copied the guidance on derecognition of financial instruments and related implementation guidance from IAS 39 to IFRS 9. This new guidance concludes the first phase of the IASB’s project to replace IAS 39. The other phases (impairment and hedge accounting) have not yet been finalized.

On December 16, 2011, the IASB issued Mandatory Effective Date and Transition Disclosures (Amendments to IFRS 9), deferring the effective date of the 2009 and 2010 versions to annual periods beginning on or after January 1, 2015. Prior to the amendments, application of IFRS 9 was mandatory for annual periods that began on or after 2013. The amendments change the requirements for the transition from IAS 39 Financial Instruments: Recognition and Measurement to IFRS 9. Furthermore, the amendments also modify IFRS 7 Financial Instruments: Disclosures to add certain requirements in the reporting period in which the effective date of IFRS 9 is included.

On November 19, 2013, the IASB published Amendments to IAS 9 – Novation of Derivatives and Continuation of Hedge Accounting. This is a major milestone in completing another stage of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. The new hedge accounting model will allow risk management activities to be reflected more thoroughly in the financial statements since it provides more opportunities for applying hedge accounting.

The IFRS 9 amendment to introduce the new hedge accounting model removed the mandatory effective date for IFRS 9 which will be set once the standard is complete with a new impairment model and finalization of any limited amendments to classification and measurement, both of which are due to be finalized in 2014. The standard is available for early adoption (subject to local endorsement requirements), but if an entity elects to apply it, the entity must apply all of the requirements in the standard at the same time. On transition the hedge accounting requirements are generally applied prospectively with some limited retrospective application.

IFRS 9 (2014) was published on July 24, 2014 and replaces IFRS 9 (2013), but this version of the standard continues to be available for application if the relevant date of initial application is before February 1, 2015.

On July 24, 2014, the IASB published the final version of IFRS 9 Financial Instruments, which brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. This version adds a new expected loss impairment model and limited amendments to classification and measurement for financial assets. The standard supersedes all previous versions of IFRS 9 and is effective for periods beginning on or after January 1, 2018.

In accordance with SBIF instructions in section 12 of Chapter A-2 Limits or Specifications on the Use of General Criteria of the Compendium of Accounting Standards, this standard cannot be adopted early and, moreover, must not be applied until the SBIF makes use mandatory for all banks.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

IFRS 14 Regulatory Deferral Account

On January 30, 2014, the IASB issued IFRS 14 Regulatory Deferral Accounts. This standard is applicable to first-time adopters of IFRS and for entities which are involved in rate-regulated activities and recognized regulatory deferral account balances under its previous generally accepted accounting principles. This standard requires separate presentation of regulatory deferral account balances in the statement of financial position and statement of comprehensive income. IFRS 14 is effective for an entity’s first annual IFRS financial statements for a period beginning on or after January 1, 2016, with earlier application permitted.

Management believes that this new standard will not have an impact on the Bank’s consolidated financial statements.

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014, the IASB published its new standard, IFRS 15 Revenue from Contracts with Customers. At the same time, the Financial Accounting Standards Board (FASB) published its equivalent revenue standard, SAS 606.

The new standard provides a single, principles based five-step model to be applied to all contracts with customers: i) identify the contract with the customer, ii) identify the performance obligations in the contract, iii) determine the transaction price, iv) allocate the transaction price to the performance obligations in the contracts, v) recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 must be applied in an entity’s first annual IFRS financial statements for periods beginning on or after January 1, 2017. Application of the standard is mandatory and early adoption is permitted. An entity that chooses to apply IFRS 15 earlier than January 1, 2016 must disclose this fact.

Management is still in the process of evaluating the potential impact of these amendments.

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11)

On May 6, 2014, the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). These amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business.

It amends IFRS 11 Joint Arrangements to require an acquirer of an interest in a joint operation in which the activity constitutes a business (as defined in IFRS 3 Business Combinations) to:

•	Apply all of the business combinations accounting principles in IFRS 3 and other IFRS, except for those principles that conflict with the guidance in IFRS 11;

•	Disclose the information required by IFRS 3 and other IFRS for business combinations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The amendments are effective for annual periods beginning on or after January 1, 2016. Earlier application is permitted but corresponding disclosures are required. The amendments apply prospectively.

Management is still in the process of evaluating the potential impact of these amendments.

Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38).

On May 12, 2014, the IASB published Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 and IAS 38). The amendments provide additional guidance on how the depreciation or amortization of property, plant and equipment and intangible assets should be calculated. They are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41)

On June 30, 2014, the IASB published Agriculture: Bearer Plants (Amendments to IAS 16 and IAS 41). The amendments bring bearer plants, which are used solely to grow produce, into the scope of IAS 16 so that they are accounted for in the same way as property, plant and equipment. The amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

It amends IAS 16 Property, Plant and Equipment and IAS 41 Agriculture to:

•	Include ‘bearer plants’ within the scope of IAS 16 rather than IAS 41, allowing such assets to be accounted for a property, plant and equipment and measured after initial recognition on a cost or revaluation basis in accordance with IAS 16;

•	Introduce a definition of ‘bearer plants’ as a living plant that is used in the production or supply of agricultural produce, is expected to bear produce for more than one period and has a remote likelihood of being sold as agricultural produce, except for incidental scrap sales;

•	Clarify that produce growing on bearer plants remains within the scope of IAS 41.

Management believes that these amendments will not have an impact on the Bank’s financial statements.

Equity Method in Separate Financial Statements (Amendments to IAS 27)

On August 12, 2014, the IASB published Equity Method in Separate Financial Statements (Amendments to IAS 27). The amendments restore the option to use the equity method of accounting in separate financial statements for investments in subsidiaries, joint ventures and associates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The amendments allow the entity to account for investments in subsidiaries, joint ventures and associates in their separate financial statements:

•	At cost,

•	In accordance with IFRS 9 Financial Instruments: (or IAS 39 Financial Instruments: Recognition and Measurement of entities that have not yet adopted IFRS 9), or

•	Using the equity method as described in IAS 28 Investments in Associates and Joint Ventures.

The accounting option must be applied by investment category.

In addition to the modifications to IAS 27, modifications were made to IAS 28 to avoid a possible conflict with IFRS 10 Consolidated Financial Statements and IFRS 1 First-time Adoption of International Financial Reporting Standards.

The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The amendments must be applied retroactively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.

Management is still in the process of evaluating the potential impact of these amendments.

Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28)

On September 11, 2014, the IASB published Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28). The amendments address the conflict between the requirements of IAS 28 Investments in Associates and Joint Ventures and IFRS 10 Consolidated Financial Statements and clarify the accounting for the sale or contribution of assets by an investor to its associate or joint venture, as follows:

•	they require full recognition in the investor’s financial statements of gains and losses arising from the sale or contribution of assets that constitute a business (based on the definition in IFRS 3 Business Combinations);

•	They require the partial recognition of gains and losses where the assets do not constitute a business, i.e. a gain or loss is recognized only to the extent of the unrelated investors’ interests in that associate or joint venture.

The amendments are effective for annual periods beginning on or after January 1, 2016. Early implementation is permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Disclosure Initiative (Amendments to IAS 1)

On December 18, 2014, the IASB added an initiative on disclosure to its work program in 2013 to complement the work done in the Conceptual Framework project. The initiative is made up of a number of smaller projects that aim at exploring opportunities to see how presentation and disclosure principles and requirements in existing standards can be improved.

These amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10, IFRS 12 and IAS 28).

On December 18, 2014, the IASB published Investment Entities: Applying the Consolidation Exception (Amendments to IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (2011) to address issues that have arisen in the context of applying the consolidation exception for investment entities.

These amendments are effective for annual periods beginning on or after January 1, 2016, with earlier application permitted.

Management is still in the process of evaluating the potential impact of these amendments.

Annual Improvements Cycle 2012 - 2014

Standard	Topic	Amendments
IFRS 5	Changes in methods of disposal.	Adds specific guidance in IFRS 5 for cases in which an entity reclassifies an asset from held for sale to held for distribution to owners or vice versa and cases in which held-for-distribution accounting is discontinued. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.
Non-Current Assets Held for Sale and Discontinued Operations

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

IFRS 7 Financial Instruments: Disclosures: (with consequential amendments to IFRS 1)	Servicing contracts

Adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required.

Applicability of the amendments to IFRS 7 to condensed interim financial statements.

Clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IAS 19 Employee Benefits	Discount rate	Clarifies that the high quality corporate bonds used in estimating the discount rate for post- employment benefits should be denominated in the same currency as the benefits to be paid (thus, the depth of the market for high quality corporate bonds should be assessed at currency level). The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

IAS 34 Interim Financial Reporting	Disclosure of information ‘elsewhere in the interim financial report’	Clarifies the meaning of ‘elsewhere in the interim report’ and requires a cross-reference. The amendments are effective for annual periods beginning on or after January 1, 2016, and early adoption is permitted.

Management is still in the process of evaluating the potential impact of these amendments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 2 - ACCOUNTING CHANGES

During the year ended December 31, 2014, no significant accounting changes have occurred that affect the presentation of these consolidated financial statements.

NOTE 3 - RELEVANT EVENTS

As of December 31, 2014, the following relevant events affecting the operations of the Bank and its subsidiaries or the consolidated financial statements have occurred:

CORPBANCA

a.	Board of Directors

On April 7, 2014, Francisco León Délano submitted his resignation as director of CorpBanca.

As indicated in his letter of resignation, this decision was made in order to take a position on the board of a capital markets entity.

At the board meeting held on April 29, 2014, the board appointed Julio Barriga Silva to replace Francisco León Délano as director until the next ordinary general shareholders’ meeting.

b.	Strategic Partnership between Itaú-Unibanco and CorpBanca

On January 29, 2014, a “Transaction Agreement” was signed by CorpBanca, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada (these last two together “CorpGroup”), Itaú-Unibanco Holding, S.A. (“Itaú-Unibanco”) and Banco Itaú Chile, by virtue of which these parties have agreed to a strategic partnership of their operations in Chile and Colombia, subject to prior authorization from the corresponding regulators and the shareholders of CorpBanca and Banco Itaú Chile, as indicated below.

This strategic partnership will be structured as a merger of CorpBanca and Banco Itaú Chile in conformity with the aforementioned Transaction Agreement, detailed as follows:

1.	Prior Acts. CorpGroup will dispose of the shares it directly or indirectly holds in CorpBanca, equivalent to 1.53% of the share capital of that bank and Banco Itaú Chile will increase its capital by US$652 million, by issuing shares that will be fully subscribed and paid by a fully-owned (direct or indirect) subsidiary of Itaú-Unibanco.

2.

Merger. The merger of CorpBanca and Banco Itaú Chile, by which CorpBanca will absorb Banco Itaú Chile to form an entity called “Itaú-CorpBanca” will be submitted for approval from the shareholders of both entities at extraordinary shareholders’ meetings. If the merger is approved, 172,048,565,857 shares of CorpBanca will be issued, representing 33.58% of the share capital of the merged bank, which will be distributed among the

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

shareholders of Banco Itaú Chile. The current shareholders of CorpBanca will maintain 66.42% of the share capital of the merged bank. Thus, the number of shares will increase from 340,358,194,234 to 512,406,760,091 shares, which will be fully subscribed and paid.

3.	Control. As a result of the merger, Itaú-Unibanco will become a shareholder of CorpBanca and, as a result of the exchange of shares for this merger, will acquire control of the merged bank in accordance with Articles 97 and 99 of Law 18,045 on Securities Markets, with CorpGroup conserving a considerable interest of 32.92% in the merged entity, while 33.5% will be held by the market.

4.	Colombia. In order to strengthen and consolidate the Bank’s operations in Colombia, subject to applicable restrictions under Colombian law, the merged bank will own 66.28% of the shares of Banco CorpBanca Colombia S.A., and will make an offer to acquire the remaining 33.72% of the shares that it does not own. This portion includes 12.38% currently owned indirectly by CorpGroup, which has committed to sell those shares. The price per share to be offered by Itaú-CorpBanca will be equal for all shareholders and correspond to the valuation given to Banco CorpBanca Colombia S.A. for the share exchange for the merger. The price for the 33.61% interest in Banco CorpBanca Colombia S.A., in the event it is sold, will be US$894 million. With the same objective, Itaú-CorpBanca will acquire Itaú BBA Colombia S.A., Corporación Financiera, the entity through which Itaú-Unibanco does business in that country. The price to be paid will be carrying amount, based on the most recent financial statements reported to the banking regulator in Colombia.

5.	Course of Business. Between the signing of the Transaction Agreement and the execution of the merger, the parties have agreed that both CorpBanca and Banco Itaú Chile have certain restrictions during that period, which consist fundamentally of continuing to conduct business in a way substantially similar to how they have been conducting business up to this point.

6.	Shareholder Agreement. The Transaction Agreement contemplates, likewise, that when the transaction is closed in Chile, CorpGroup and Itaú-Unibanco will sign a shareholder agreement to regulate certain matters regarding the exercise of their political rights in Itaú-CorpBanca and matters regarding the transfer of shares:

•	It will establish that the board of directors of the merged bank has 11 standing members and 2 alternates. Of the directors that may be elected by the shareholders agreement between CorpGroup and Itaú-Unibanco, the majority will be proposed by Itaú-Unibanco, based on its shareholding and the remaining directors will be proposed by CorpGroup. The Chairman will be proposed by CorpGroup and the CEO by Itaú-Unibanco. Most committees with directors will be proposed by Itaú-Unibanco, based on its shareholding.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	Likewise, subject to current regulations, CorpGroup undertakes to exercise its political rights in alignment with Itaú-Unibanco. CorpGroup will grant in favor of Itaú-Unibanco a pledge over 16% of the assets of the merged bank to guarantee the obligations undertaken in the shareholder agreement, with CorpGroup maintaining the right to exercise its political and economic rights that emanate from the pledged shares.

•	It will reflect the intention of the parties in the sense that the merged bank will distribute all available profits for each year after ensuring certain capital adequacy levels so that Itaú-CorpBanca complies fully with regulatory requirements and industry best practices.

•	It will also impose certain non-complete obligations on CorpGroup and Itaú-Unibanco with respect to the merged bank.

•	Lastly, regarding the share transfer, it will establish a right of first offer, a right to join third-party sales and the obligation to join third-party sales. It will also establish in favor of CorpGroup a sale and purchase right over 6.6% of the shares of the merged bank as a short-term liquidity mechanism, and a sale right as an alternative to keeping its interest in the merged bank. In both cases, the price will be market price with no premium, and will favor, as a first option, sales on the market through the Santiago Stock Exchange.

The close of the transaction contemplated in the Transaction Agreement is subject to obtaining the relevant regulatory authorizations as well as approval of the merger from shareholders of CorpBanca and Banco Itaú Chile in the respective extraordinary shareholders’ meetings that will be called to approve the merger. (see letter j. of Note 3 Material Events for a list of the approvals already obtained).

On October 15, 2014, Itaú Unibanco, the controller of Itaú Chile, reported in Brazil that the Brazilian Central Bank had authorized the transaction to merge with CorpBanca.

On December 26, 2014, the Colombian Financial Superintendency approved the merger. Completion of the merger continues to be conditional upon approval from the shareholders of Banco Itaú Chile and CorpBanca, as well as regulatory approval in Chile from the SBIF, in Panama from the Banking Superintendency (SBP) and the Securities Market Superintendency (SMV) and in Colombia from the Colombian Stock Exchange (BVC).

In accordance with current Chilean law, SBIF authorization must be issued after the shareholders of CorpBanca and Banco Itaú Chile approve the merger at extraordinary shareholders’ meetings.

The signing of the Transaction Agreement was approved by the Board of Directors of CorpBanca, based on a favorable report from the Directors’ Committee, complying with the other requirements established in Section XVI “On Operations with Related Parties Involving Publicly-Held Corporations and their Subsidiaries” in Law 18,046 on Corporations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

c.	Profit Distribution

In a meeting of the Board of Directors of CorpBanca held February 20, 2014, the board agreed to publicly communicate, as material events, the following matters:

•	The board agreed to convene an ordinary general shareholders’ meeting on March 13, 2014, in order to conduct routine business, as well as, among other items, approve the financial statements for 2013 that report profit of MCh$155,093 and approve the board’s proposal to distribute MCh$88,403 in earnings, representing 57% of 2013 profit for the period, which translates into a dividend of Ch$0.2597360038 per share to be distributed among all 340,358,194,234 shares issued by the Bank.

On March 13, 2014, in an ordinary general shareholders’ meeting, shareholders agreed to distribute MCh$ 88,403 in earnings, representing 57% of profit for the year. The remaining 43% was left as retained earnings.

Shareholders approved the distribution of dividends and agreed that all shareholders registered in the shareholders’ registry at least five business days prior to the date of payment shall be entitled to receive dividends.

d.	Evaluation of Strategic Partnership between Itaú – Unibanco and CorpBanca Requested by IFC

On July 4, 2014, CorpBanca was informed by its controller, CorpGroup, that on July 2, 2014, the International Finance Corporation (“IFC”) formally communicated its decision to hire an investment bank to evaluate the terms and conditions of the agreement to merge with Banco Itaú Chile and the subsequent taking of control of the merged bank by Itaú Unibanco hereinafter the “transaction”. This evaluation would be in addition to those already issued by investment banks Bank of America Merrill Lynch and Goldman Sachs that were taken into consideration by the Bank’s Directors’ Committee and board of directors in approving the transaction.

According to the IFC, this evaluation would be done within the framework of the entity’s analysis to decide whether to grant its consent, which is needed before the transaction can take place, based on the terms of the Transaction Agreement entered into by CorpBanca and its controller with Banco Itaú Chile and its controller. The text of this agreement was published on the Bank’s website.

On December 10, 2014, the IFC and IFC Asset Management Company notified that they are prepared to give their consent of the merger between Banco Itaú Chile and CorpBanca. They indicated that the merger is consistent with their initial investment strategy and will create an even stronger regional financial entity in Latin America with greater capacity to support companies and broaden access to financing in the region.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

e.	Analysis of Strategic Partnership by National Economic Prosecutor’s Office

In December 2013, after CorpBanca announced its intentions to seek a strategic partner, the National Economic Prosecutor’s Office (FNE) launched an investigation to “analyze the possible risks involved in such a transaction” in terms of free competition.

On January 29, 2014, CorpGroup Interhold Limitada and Itaú Unibanco announced that they had signed an agreement to merge their respective banks, CorpBanca and Itaú Chile. This transaction would involve a capital increase by Itaú Chile, leaving CorpBanca as the surviving entity.

On June 25, 2014, the FNE concluded that “it did not find this transaction to create a threat to free competition” and recommended the investigation to be closed. This concludes the first major step in the regulatory processes that must be completed for the potential merger to take place.

f.	Lawsuit Filed by Cartica Management, LLC

On July 4, 2014, Cartica Management, LLC (“Cartica”), a hedge fund and minority shareholder of CorpBanca that previously filed a lawsuit in the United States against CorpBanca, its directors and part of its senior management, voluntarily withdrew all lawsuits against several directors. On July 10, 2014, Itaú also filed a motion to dismiss the lawsuit. On July 15, 2014, the defendants filed a joint motion opposing the petition for disclosure filed by Cartica as per the PSLRA4. Finally, on July 28, 2014, the parties filed briefs containing their responses in support of their respective motions. These briefs were concluded and the defendants expressed to the court that they saw no need in oral arguments.

CorpBanca continues to make progress on the merger process as scheduled and will firmly oppose any effort by Cartica to block the transaction. The Bank believes that it made the right decision in recommending the merger agreement to all shareholders. In addition to being the greatest strategic partnership any Chilean bank has attained, it will enable CorpBanca to take a qualitative step forward in the regional financial business. It also believes that the merger agreement with Banco Itaú Chile adds value for all shareholders of CorpBanca on equal terms.

On September 26, 2014, the Bank received the ruling from the United States District Court for the Southern District of New York in which it fully dismissed the lawsuit filed by Cartica, including all actions against CorpBanca, its directors and executives, CorpGroup and its controller.

Cartica sought to delay the proposed merger between Banco Itaú Chile and obtain compensation only for itself. The court rejected the petition for injunctive relief to detain the transaction under U.S. federal securities laws. It also concluded that CorpGroup and Itaú had already disclosed the necessary information regarding its shareholder agreement and refused to exercise jurisdiction over Cartica’s claim of fraud under state law. Since the lawsuit was filed, CorpBanca has consistently stated that the suit has no ground.

[4]	Private Securities Litigation Reform Act.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

g.	International Bond Placement

On September 23, 2014, the Bank placed five-year bonds on international markets totaling MUS$ 750, with payment due at maturity and interest payments of 3.875% per annum payable semi-annually in March and September of each year.

The issuance and placement of these bonds was in accordance with Rule 144A and Regulation S of the United States Securities Act of 1933. According to these standards, the bonds did not need to be registered with the U.S. Securities and Exchange Commission (SEC).

The Bank agreed to place the bonds with a return of 4.022% per year, equivalent to a spread of 225 annual basis points over the five-year US Treasury Rate. The net amount from the placement will be used by the Bank mainly for general corporate objectives, particularly to fund loan activities.

h.	Syndicated Loan

As part of the Bank’s global strategy to diversify funding, on July 22, 2014, it amended its existing syndicated loan, increasing the principal from MUS$199.4 to MUS$490, due in 15 months at a rate of 90-day Libor plus +85 basis points. Eleven banks participated in this transaction, led by Standard Chartered Bank; HSBC Securities (USA) Inc. and Wells Fargo Securities, LLC., which acted as global coordinators.

i.	Tax Reform

On September 29, 2014, Law No. 20,780 was published in the Official Gazette. This law introduced several amendments to the current system for income and other taxes. The main amendments include a progressive increase in corporate income tax rates for commercial years 2014, 2015, 2016, 2017 and from 2018 forward to 21%, 22.5%, 24%, 25.5% and 27%, respectively, for entities applying the semi-integrated system. Or, an increase for commercial years 2014, 2015, 2016 and from 2017 forward to 21%, 22.5%, 24% and 25%, respectively, for entities that choose to apply the attributed income system.

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS S.A.

a.	Board of Directors and Profit Distribution.

•	a) At the twenty-ninth ordinary general shareholders’ meeting held on March 12, 2014, the shareholders approved the financial statements and annual report as of December 31, 2013. At the same meeting, the Chairman proposed to shareholders that all profits for the year ended 2013, totaling MCh$ 2,603, be distributed as dividends. The proposal was unanimously approved by those shareholders present, agreeing to authorize the board of directors to decide when these dividends will be paid during 2014. The dividends were paid on December 26, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	In an ordinary meeting (No. 282) of the board of directors held May 23, 2014, the board accepted the resignation of the following directors: Pablo De la Cerda Merino, Andrés Garcia Lagos and Gerardo Schlotfeldt Leighton.

•	In the same meeting, in accordance with article 71 of the Corporations Regulations, the following directors were appointed to replace them: Cristian Canales Palacios, Carlos Ruiz de Gamboa Riquelme and Eugenio Gigogne Miqueles. Lastly, as one of the resigning directors served as the vice-chairman of the board, Cristian Canales Palacios was elected the new vice-chairman.

b.	Adjustments to Mutual Fund Portfolios

b.1	Market Adjustment, Type 1 Fund, Corp Oportunidad.

In accordance with SVS Ruling No. 1,990 (Section II, letter a) issued on April 7, 2014, adjustments were made to the portfolio of the mutual fund known as Corp Oportunidad, which is managed by this company, because there were deviations greater than 0.1% of the value of the portfolio over its valuation using market rates.

This situation involved a variation in the value of the units for the series issued for this mutual fund and their returns between the dates indicated in the table below:

Fund	Unit Value 04/07/2014	Unit Value 04/06/2014	% Change (30 d)
CORP OPORTUNIDAD SERIES M1	1,603.2627	1,603.0560	0.387%
CORP OPORTUNIDAD SERIES M2	1,081.3446	1,081.2016	0.397%
CORP OPORTUNIDAD SERIES M3	1,090.6069	1,090.4485	0.436%
CORP OPORTUNIDAD SERIES M4	1,093.5151	1,093.3499	0.453%
CORP OPORTUNIDAD SERIES M5	1,097.6751	1,097.5085	0.455%

b.2	Liquidation of Corp Commodities Mutual Fund

As established in SVS Exempt Resolution No. 454 dated December 30, 2013, and Exempt Resolution No. 126 dated April 30, 2014, regarding the order to liquidate the CORP COMMODITIES MUTUAL FUND, as well as the stages of this liquidation, CorpBanca Administradora General de Fondos S.A. informs its customers that it has taken the following steps:

•	On June 2, 2014, fund participants were informed by certified mail of the liquidation and its start date.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	On June 2, 2014 a notice regarding the liquidation and its start date was published in the newspaper La Tercera.

•	On June 16, 2014, the subsidiary began disposing of the fund assets in the shortest period possible.

•	On June 20, 2014, funds from the disposal began to be distributed among fund participants.

On the same date, the participants were informed of the handing over and payment of the last distribution, leaving record that if they had investments in the fund and had not made any movements, they could request a cashier’s check for their investments in the CorpBanca branch of their convenience up until July 21, 2014.

Any amounts not claimed by participants by the deadline indicated above will be invested in indexed time deposits.

b.3	Modifications to General Mutual Fund Regulations

The General Mutual Fund Regulations for CorpBanca Administradora General de Fondos S.A. were approved in Exempt Resolution No. 141 dated April 30, 2014.

CORPBANCA CORREDORES DE BOLSA S.A.

a.	Profit Distribution

•	At the twenty-first ordinary general shareholders’ meeting held March 12, 2014, shareholders unanimously agreed to distribute profits for the year ended December 31, 2013, totaling MCh$2,206, and agreed to authorize the board of directors to determine the date these dividends will be paid to shareholders. This payment was made on December 22, 2014.

b.	Board of Directors

At the ordinary board meeting held on April 28, 2014, director Alberto Selman Hasbún presented his letter of resignation, which became effective on that same date. The subsidiary’s board of directors appointed Felipe Hurtado Arnolds to replace him.

At the extraordinary board meeting held on May 23, 2014, director Cristián Canales Palacios presented his letter of resignation, which became effective on that same date. The board of directors appointed Pablo De la Cerda Merino to replace him. As of that date, the subsidiary’s board of directors was comprised of: José Francisco Sánchez Figueroa as chairman, José Manuel Garrido Bouzo as vice-chairman, and Felipe Hurtado Arnolds, Américo Becerra Morales and Pablo De la Cerda Merino as directors.

By the letter dated October 27, 2014, the company was notified of a resolution dated October 22, 2014, of the Best Practices Committee of the Santiago Stock Exchange to initiate sanction proceedings against CorpBanca Corredores de Bolsa S.A. for violation of section B, point 4.1.6 of the Brokers’ Rights and Obligations Manual.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

CORPBANCA CORREDORES DE SEGUROS S.A.

a.	Board of Directors

At the seventeenth ordinary general shareholders’ meeting held April 25, 2014, shareholders agreed to distribute profits for the year 2013 of MCh$7,722, which was prorated among shareholders on August 26, 2014, based on their ownership interests.

On December 15, 2014, Andrés Covacevich Cornejo submitted his resignation as director of CorpBanca, which was reported to the SVS.

At the board meeting No. 193 held on December 18, 2014, the subsidiary’s CEO presented to the chairman of the board the letter of resignation from Andrés Covacevich Cornejo, director, which was accepted by the board as of that date. In this place, the board agreed to appoint Richard Kouyoumdjian Inglis as a Replacement Director until the next shareholders’ meeting in accordance with the last paragraph of article 32 of Law 18,046 on Corporations. Kouyoumdjian accepted the appointment and joined the board as of that date.

CORPBANCA AGENCIA DE VALORES S.A.

a.	Board of Directors

The fourth ordinary general shareholders’ meeting was held on April 30, 2014. At this meeting, shareholders elected the following individuals to the company’s board of directors: Pablo Ignacio Herrera Abalos, Ignacio Ruiz-Tagle Mena and Marcelo Sánchez García.

At the extraordinary meeting held May 14, 2014, because this subsidiary no longer engages in the activities it is authorized to conduct, the board agreed to request that it be removed from the SVS Broker and Securities Agent Registry maintained in accordance with article 24 of the Securities Market Law and General Character Standard 16.

The subsidiary was first registered on February 23, 2010, under No. 200.

b.	Dissolution of the Company

On May 15, 2014, a request for voluntary cancellation of the mentioned registration was filed with the SVS. Via exempt ruling No. 216 of August 25, 2014, the SVS cancelled registration number 200 for CorpBanca Agencia de Valores S.A. in the Securities Broker/Dealer Registry.

On June 25, 2014, the subsidiary’s parent company (i.e. Banco CorpBanca) requested authorization to dissolve the agency from the SBIF in accordance with Chapter 11-6 of the SBIF’s Updated Compilation of Standards. The dissolution will take place through a transaction

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

by which CorpBanca will acquire all shares in the agency held by CorpBanca Corredores de Bolsa S.A. As a result, the Bank will come to hold all of the shares of the agency and, once ten uninterrupted days have passed, the dissolution will take place in accordance with article 103 No. 2 of Law 18,046 on Corporations.

By means of a letter dated July 18, 2014, the SBIF authorized the dissolution of CorpBanca Agencia de Valores S.A.

On September 25, 2014, CorpBanca acquired from CorpBanca Corredores de Bolsa S.A. the two shares it held in CorpBanca Agencia de Valores S.A. so that the Bank came to hold all of the shares of the agency and, once ten uninterrupted days have passed, the dissolution will take place in accordance with article 103 No. 2 of Law 18,046 on Corporations.

CORPLEGAL S.A.

a.	Board of Directors

In a meeting of the board of directors on July 22, 2014, Alvaro Barriga Oliva submitted his resignation. Pablo De la Cerda Merino was elected to replace him.

SMU CORP S.A.

a.	Board of Directors

At the ordinary general shareholders’ meeting held March 6, 2014, the board elected the following individuals to the company’s board of directors.

Jorge Andrés Saieh Guzmán

Pilar Doñobeitía Estades

Fernando Massú Taré

Marcelo Gálvez Saldías

Gerardo Schlotfeldt Leyton

Marcelo Cáceres Rojas

Fernando Ureta Rojas

At the twenty-second ordinary meeting of the subsidiary’s board of directors held June 30, 2014, the board accepted the resignation of Fernando Ureta Rojas and unanimously appointed Arturo Silva Ortiz to replace him until the next ordinary shareholders’ meeting.

According to the minutes of the sixth extraordinary meeting of the Board of Directors of SMU Corp S.A., held on October 1, 2014, the subsidiary’s chief executive officer, Eulogio Guzmán Llona, submitted his resignation effective October 10, 2014. The board of directors accepted his resignation and agreed to appoint Paulo Gajardo Escobar as interim chief executive officer effective October 11, 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

According to the minutes of the seventh extraordinary meeting of the Board of Directors of SMU Corp S.A., held on October 30, 2014, the subsidiary’s interim CEO, Paulo Gajardo Escobar, submitted his resignation effective October 31, 2014. The board of directors accepted his resignation and agreed to appoint Javier Miranda Valenzuela as interim chief executive officer effective November 1, 2014.

b.	Capital Increase

•	On January 31, 2014, CorpBanca paid for 172 shares, equivalent to MCh$ 138, and SMU S.A. paid for 164 shares, equivalent to MCh$ 131, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held on March 12, 2013, which was recorded in public deed dated March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	On February 28, 2014, CorpBanca paid for 160 shares, equivalent to MCh$ 128, and SMU S.A. paid for 164 shares, equivalent to MCh$ 123, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held on March 12, 2013, which was recorded in public deed dated March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	On March 31, 2014, CorpBanca paid for 149 shares, equivalent to MCh$ 119, and SMU S.A. paid for 143 shares, equivalent to MCh$ 114, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held on March 12, 2013, which was recorded in public deed dated March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	On April 30, 2014, CorpBanca paid for 141 shares, equivalent to MCh$ 113, and SMU S.A. paid for 135 shares, equivalent to MCh$ 108, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held on March 12, 2013, which was recorded in public deed dated March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	On May 30, 2014, CorpBanca paid for 146 shares, equivalent to MCh$ 117, and SMU S.A. paid for 141 shares, equivalent to MCh$ 113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held on March 12, 2013, which was recorded in public deed dated March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

•	On June 30, 2014, CorpBanca paid for 146 shares, equivalent to MCh$ 117, and SMU S.A. paid for 141 shares, equivalent to MCh$ 113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held on March 12, 2013, which was recorded in public deed dated March 26, 2013, granted before Santiago Notary Public José Musalem Saffie.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	At the sixth extraordinary general shareholders’ meeting held on July 31, 2014, shareholders agreed to increase capital from MCh$ 19,040 divided into 23,800 single-series shares with no par value, fully subscribed and paid, to MCh$ 21,540, divided into 26,925 shares.

This capital increase of MCh$ 2,500 will take place by issuing 3,125 shares with the same characteristics as the existing shares (i.e. nominative, common, single-series with no par value), which will be subscribed and paid over a period of two years from the date of this meeting as required by business needs.

The aforementioned amendments to the bylaws were recorded in public instrument dated August 13, 2014, granted before Santiago Notary Public José Musalem Saffie; an abstract was published in edition no. 40,958 of the Official Gazette on September 13, 2014, and registered on page 63885 under number 39211 of 2014 in the Santiago Commerce Registry.

•	On July 31, 2014, CorpBanca paid for 158 shares, equivalent to MCh$ 126, and SMU S.A. paid for 153 shares, equivalent to MCh$ 122, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held on July 31, 2014, which was recorded in public deed dated September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

•	On August 29, 2014, CorpBanca paid for 146 shares, equivalent to MCh$ 117, and SMU S.A. paid for 141 shares, equivalent to MCh$ 113, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held on July 31, 2014, which was recorded in public deed dated September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

•	On September 30, 2014, CorpBanca paid for 139 shares, equivalent to MCh$ 111, and SMU S.A. paid for 134 shares, equivalent to MCh$ 108, as part of the capital increase agreed upon at the extraordinary general shareholders’ meeting held on July 31, 2014, which was recorded in public deed dated September 13, 2014, granted before Santiago Notary Public José Musalem Saffie.

The capital increases are summarized as follows:

	Payments by CorpBanca		Payments by SMU
Date	Shares	MCh$	Shares	MCh$
31-01-2014	172	138	164	131
28-02-2014	160	128	154	123
31-03-2014	149	119	143	114
30-04-2014	141	113	135	108
30-05-2014	146	117	141	113
30-06-2014	146	117	141	113
31-07-2014	158	126	153	122
29-08-2014	146	117	141	113
30-09-2014	139	111	134	108

Total	1,357	1,086	1,306	1,045

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

BANCO CORPBANCA COLOMBIA S.A.

a.	Profit Distribution

In March 2014, shareholders of Banco CorpBanca Colombia and the other companies within the CorpBanca Colombia Group met and agreed to distribute profits as follows:

BANCO CORPBANCA COLOMBIA
	MCOP$	MCh$
Profit for the period	107,782	30,157
Release of fiscal reserve	—	—

Total available to shareholders	107,782	30,157

Dividend payments	—	—

To increase legal reserve	107,782	30,157

In accordance with article 451 of the Colombian Commerce Code, the proposed distribution for 2013 profits does not include amounts for statutory reserves, occasional reserves or tax payments. Therefore, 100% of profit for the year was allocated to legal reserves.

b.	Notice of Takeover Bid for Preferential Dividend and Non-Voting Shares of Helm Bank S.A.

On January 23, 2014, the Colombian Stock Exchange (BVC) informed the general public of the final results of the takeover bid presented in 2013 by CorpBanca Colombia to the shareholders of Helm Bank.

On January 27, this transaction was paid as described in Note 21 Other Liabilities, giving it a total interest of 99.78% in Helm Bank.

c.	Merger between Banco CorpBanca Colombia S.A. and Helm Bank S.A.

On February 4, 2014, the legal representatives of Banco CorpBanca Colombia S.A., and Helm Bank S.A., loan entities headquartered in the city of Bogota D.C., in compliance with article 57 of the Organic Statutes of the Financial System (hereinafter “EOSF”), hereby notify their shareholders:

1.	That on December 2, 2013, the Colombian Financial Superintendency gave early notice on the merger to be executed by these banks, by which Banco CorpBanca Colombia S.A. absorbed Helm Bank S.A., which would in turn be dissolved without being liquidated, so that its assets, rights and obligations could be acquired by CorpBanca Colombia. This notice was signed by legal representatives from both entities through a power of attorney.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

2.	Reasons for the Merger. On August 6, 2013, for purposes of this merger, CorpBanca Colombia acquired 2,387,387,295 common shares of Helm Bank, which represent 58.89% of the outstanding common shares of that entity, and subsequently on August 29, 2013, it acquired 1,656,579,084 shares of the same type for a total of 4,043,966,379 shares, equivalent to 99.75% of these instruments and 87.42% of the total subscribed and paid capital of Helm Bank; likewise, on January 23, 2014, once the takeover bid acceptance period had concluded, the BVC awarded CorpBanca Colombia 568,206,073 Preferential Shares of Helm Bank, which represent 99.38% of these shares and 12.28% of the total subscribed and paid capital of Helm Bank, acquisitions that were carried out for the purposes of the merger and were previously authorized by the SFC in July 2013, giving it a 99.78% interest. In order to comply with article 55 et seq. of the EOSF, these entities must complete the merger during the year following the date of the first acquisition of shares of Helm Bank by CorpBanca Colombia (i.e. before August 6, 2014).

3.	Administrative and Financial Conditions. As these banks are both loan establishments, unifying their structures will create a more sound loan establishment, taking advantage of synergies that will maximize operating and administrative efficiency without neglecting customer service. Once the merger of CorpBanca Colombia has been completed, it will continue to comply with capital, solvency and equity regulations, as well as risk management practices in accordance with legal provisions.

4.	Valuation Method and Exchange Ratio. Both banks agree to hire Nogal Asesorías Financieras S.A.S to perform an independent technical study of CorpBanca Colombia and Helm Bank in order to determine their value and the exchange ratio of the shares. Nogal was certified as independent and competent by the SFC in communication number 2013106073-009-000 on December 27, 2013.

The financial statements of CorpBanca Colombia and Helm Bank as of June 30, 2013, duly audited by Deloitte and Ernst & Young, respectively, and approved by shareholders at the extraordinary general shareholders’ meeting on April 4, 2014, will serve as the basis for establishing the merger conditions. The discounted dividend method (DDM) was used to determine the value of the banks. This robust, efficient and reliable technical methodology is widely accepted locally and internationally for valuing financial entities. In conformity with the appendix containing the technical study performed by Nogal, the exchange ratio is determined as follows (information in COP$):

Value per share of CORPBANCA COLOMBIA (X)	$6.125,683
Value per common or preferential dividend and non- voting share of HELM BANK (Y):	$563,210

Exchange ratio (X/Y)	$10,876

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Once merged, based on the valuation of the shares of CorpBanca Colombia, for every 10.876 common shares and/or preferential dividend and non-voting shares of Helm Bank, its shareholders will receive one (1) share of CorpBanca Colombia. For this, CorpBanca Colombia will issue 1,239,863 common shares to fulfill the aforementioned exchange ratio at a value of COP$6,125.683 per share.

5.	Additional Information. The common shares that CorpBanca Colombia must issue in favor of the shareholders of Helm Bank must be issued in accordance with article 60-5 of the EOSF[5] in order to comply with the aforementioned exchange ratio. This issuance will take place once the merger has been formalized and registered without needing issuance or takeover bid regulations or authorization from the Financial Superintendency. The fractions of shares that result from the exchange ratio may be negotiated or paid in cash by CorpBanca Colombia with a charge to the capital account, in accordance with article 60-5-2 of the EOSF beginning on the business day following the recording in public deed of the merger.

6.	Withdrawal Right. The shareholders may exercise their withdrawal right in conformity with article 62-4 of the EOSF.

7.	Inspection Right. As of this date, the accounting records and other documents required by law, as well as the early notice of merger from the SFC, the merger commitment and other documents related to the merger process will be available to shareholders at the respective offices of the Secretary Generals of CorpBanca Colombia and Helm Bank located at La Carrera 7 # 99-53 piso 19 and La Carrera 7 # 27-18 piso 6 in Bogotá.

8.	Execution of Legal Merger

On July 1, 2014, the merger between Banco CorpBanca Colombia S.A., as the absorbing entity, and Helm Bank S.A., as the absorbed entity, was formalized. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.

In order to carry out the exchange of shares for the merger, the absorbing company (Banco CorpBanca Colombia S.A.) issued 1,239,784 common shares of Banco CorpBanca Colombia S.A. at a nominal value of COP$525.11, which increases the subscribed and paid capital of Banco CorpBanca Colombia S.A. by MCh$192 (MCOP$651), resulting in its new subscribed and paid capital of MCh$116,727 (MCOP$396,356).

In accordance with article 60-5 of the EOSF, this issuance is not subject to issuance or takeover bid regulations and does not require authorization from the SFC.

[5]	Organic Statutes of the Financial System (Estatuto Orgánico del Sistema Financiero in Spanish).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

9.	Modification of Shareholders

On June 27, 2014, the following changes to the shareholders of Banco CorpBanca Colombia were reported:

Shareholder	Shares	Value of Nominal	MCOP$	MCh$	%
CorpBanca Chile	500,275,451	525.11	262,700	77,365	66.28%
CG Financial Colombia S.A.S	62,520,726	525.11	32,830	9,669	8.28%
Inversiones CorpGroup Interhold Limitada	15,748,594	525.11	8,270	2,435	2.09%
Corporación Group Banking S.A.	15,037,244	525.11	7,896	2,325	1.99%
CG Investment Colombia	120	525.11	0	0	0.00%
CorpBanca minority shareholders	2,823,151	525.11	1,482	437	0.37%
Helm Bank minority shareholders	1,239,784	525.11	651	192	0.16%
Inversiones Timón S.A.S (*)	50,958,825	525.11	26,759	7,881	6.75%
Inversiones Carrón S.A.S. (*)	43,147,272	525.11	22,657	6,673	5.72%
Comercial Camacho Gómez S.A.S (*)	52,615,595	525.11	27,629	8,137	6.97%
Kresge Stock Holding Company Inc.	10,439,451	525.11	5,482	1,614	1.39%
Total	754,806,213		396,356	116,727	100.00%

(*)	In December 2014, these companies were liquidated and transferred to Helm Lic.

10.	Domestic and International Ratings Reports

Fitch Ratings retracted its domestic ratings for Helm Bank S.A. and its issuance programs after the legal merger with Banco CorpBanca Colombia.

On July 1, 2014, Fitch assigned long and short-term domestic ratings of “AAA(col)” and “F1+(col)” to Banco CorpBanca Colombia, detailed as follows:

-	Long-term domestic rating of ‘AAA (col)’ with a stable outlook;

-	Short-term domestic rating of F1+(col);

-	Fitch Ratings Colombia S.A. assigned ratings to the Senior and/or Subordinated Bond Issuance Programs as part of the global quota of Helm Bank (today Banco CorpBanca Colombia S.A.)

-	Fitch Ratings Colombia S.A. assigned ratings to the Multiple and Successive Issuances of Senior Bonds Helm Leasing as part of the global quota of COP$1.5 billion of Helm Bank (today Banco CorpBanca Colombia S.A.)

-	Fitch Ratings Colombia S.A. assigned ratings to the Multiple and Successive Issuances of Senior Bonds of Helm Bank for COP$1.5 billion (today Banco CorpBanca Colombia S.A.)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

d.	Issuance of Subordinated Bonds

Towards the end of 2013, Banco CorpBanca Colombia, the International Finance Corporation (IFC), a member of the World Bank Group, and the IFC Capitalization Fund, a fund managed by IFC Asset Management Company, signed a document entitled “Note Purchase Agreement”, by which, subject to compliance with certain conditions, Banco CorpBanca Colombia will issue, and the IFC Capitalization Fund will purchase, subordinated bonds for MUS$170. Once issued, these floating rate notes will mature in 10 years.

A total of MUS$170 (MCh$101,875 and COP$345,926) in bonds was issued on March 18, 2014. The 10-year notes accrue interest at a floating rate of LIBOR plus 4 points, with semi-annual interest payments, the first of which is due on September 15 for MUS$3.

Net proceeds from the placement will be used to increase loans in the market and finance other general corporate objectives.

e.	Amendments to Bylaws of Helm Bank.

On March 31, 2014, shareholders approved amendments to articles 38, 65 and 66 of the bylaws of Helm Bank in order to change the accounting close from six months to one year.

f.	Convergence towards International Standards.

Law 1314 of 2009 established the need for accounting standards for financial reporting and assurance purposes that would provide information that is understandable, transparent, relevant, reliable and useful for decision making by financial statement users, thus improving productivity, competition and harmonious development of business in Colombia and supporting globalization through convergence towards international standards.

In its strategic guidelines for 2011, the Colombian Technical Board of Public Accounting decided that the country would adopt International Financial Reporting Standards. In its opinion, these standards complied with Law 1314 of 2009, which calls for standards that are globally accepted, rely on best practices, facilitate rapid business growth and provide a single, homogenous, high-quality system with information that is understandable, transparent, comparable, pertinent, reliable, relevant, neutral and useful for decision making.

Decree 2784 of 2012 defined a timeline for IFRS convergence. According to this timeline, the preparation, transition and adoption periods for the CorpBanca Colombia Group was set for the years 2013, 2014 and 2015, respectively.

g.	Tax Reform

On December 23, 2014, a tax reform was published in Colombia as Law 1,739. This new law modified the tax statutes, creating mechanisms to prevent tax evasion as well as other provisions.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The most important modifications introduced by the Colombian tax reform include an equity tax on the taxpayer’s net worth; a normalization tax to complement the equity tax; an increase in the surtax for the fair income tax (CREE); modifications to taxation of individuals and foreign entities, among other matters.

g.1	General Aspects of the Tax Reform.

A.	Equity Tax

It established a tax on a taxpayer’s net worth, which will be applied between 2015 and 2017 for legal entities and between 2015 and 2018 for individuals.

B.	Normalization Tax to Complement Equity Tax

It established an amnesty regime for assets not included in national tax returns (that should have been) and liabilities included in tax returns (that should not have been) in order to reduce the tax burden. This amnesty will be in effect for the years 2015, 2016 and 2017 with variable rates depending on the year it is applied.

C.	Fair Income Tax (CREE) Set at 9%

The CREE was set definitely at 9% for the year 2016, giving an aggregate rate for income tax and CREE of 34%.

D.	CREE Surtax Set

Rule applicable only in cases in which the minimum taxable base is greater than COP$800 million. The CREE surtax will be as follows: 5% in 2015; 6% in 2016; 8% in 2017 and 9% in 2018. This gives an aggregate rate for income tax, CREE and the surtax of 43% for 2018.

E.	Rules on Taxation of Individuals, Foreign Companies and Legal Entities

-	Taxation of individuals: Colombians will not have tax residency if 50% or more of their annual revenue is foreign source or if 50% or more of their assets are also located abroad.

-	Foreign companies: Revenue of foreign companies not attributed to a permanent establishment are subject to special tax rates of 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018.

-	Legal entities: Effective management headquarters of foreign companies are set when they issue bonds or equities on the Colombian Stock Exchange or have more than 80% of their revenue in the jurisdiction where they were formed.

F.	Gradual Reduction of Financial Movement Tax (GMF)

The rate of 0.004 is maintained until 2018. After that, it will be reduced to 0.003 in 2019, 0.002 in 2020 and 0.001 in 2021 and then disappear altogether in 2022.

G.	Incorporation of Sales Tax Discounts

It creates a credit for acquiring or importing capital assets taxed with VAT.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

H.	Tax Amnesty

It reduced penalties and interest rates in certain cases of customs and foreign exchange-related tax controversies or in cases in which certain administrative actions may be challenged by the taxpayer. It also established discounts for taxpayers with pending tax obligations from 2012 or prior years.

I.	Other Modifications

-	It created a commission to study aspects related to combating tax evasion and avoidance.

-	It excludes legal entities from applying the simplified regime for the national tax on consumption in restaurants and bars.

-	It modified some rules on statutes of limitations for tax debt collections and remissions.

-	It ordered 70% of the revenue from stamp tax to be allocated to social investments through tourism authorities.

HELM COMISIONISTA

On August 12, 2014, the Colombia Financial Superintendency, via ruling 1,383, declared that it had no objection to the merger of CIVAL and Helm Comisionista, both subsidiaries of Banco CorpBanca Colombia. On August 22, 2014, the shareholders of Helm Comisionista and CorpBanca Investment Valores, approved the merger commitment between CorpBanca Investment Valores, as the absorbing entity, and Helm Comisionista, as the absorbed entity.

The legal, operational and technological merger of CIVAL (CorpBanca Investment Valores) and Helm Comisionista de Bolsa S.A, which are part of the CorpBanca Group, took place on September 1, 2014. The merged brokerage firm will maintain the taxpayer ID number of CIVAL and the name of Helm Comisionista de Bolsa. It will also maintain the complete portfolio of products and services offered by the two firms.

HELM BANK CAYMAN

On July 29, 2013, there was a change in this bank’s ownership as a result of the acquisition of the shares of its parent company (Helm Bank). Cayman Island monetary authorities approved the changed in ownership subject to compliance of the following conditions:

•	Immediate Voluntary Liquidation of the Bank

•	Delivery of category B operational liquidation in the Bank’s possession in December 2013.

In the general meeting of shareholders of Helm Bank Cayman on August 5, 2013, the bank’s shareholders approved a voluntary liquidation plan for Helm Bank Cayman and appointed Alexander Lawson and Keith Balke from KPMG as liquidators. The assets of Helm Bank Cayman and its customers’ deposits were transferred to other entities within the Helm Group. This process was completed on June 26, 2014, with a bank draft from Helm Cayman for US$24,606,191.57.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

CORPBANCA INVESTMENT TRUST COLOMBIA

For subsidiaries:

CorpBanca Investment Trust Colombia
	MCOP$	MCh$
Profit for the period	7,846	2195
Release of fiscal reserve	467	131

Total available to shareholders	8,313	2,326

Dividend payments	5,492	1,537

To increase legal reserve	2,821	789

Dividend payment of COP$731.25 per share for 7,510,522 outstanding common shares was declared, payable in cash to shareholders registered as of April 1, 2014, of which Banco CorpBanca received MCOP$5,190 (MCh$1,452) and CorpBanca Chile received MCOP$302 (MCh$84).

CORPBANCA HELM BANK

HELM BANK
	MCOP$	MCh$
Profit for the period	54,557	15,265
Release of fiscal reserve	407	114

Total available to shareholders	54,964	15,379

Dividend payments	5,374	1,504

To increase legal reserve	49,590	13,875

A dividend of COP$9.40 per share was declared for preferential shares based on the prospectus for the preferential share issuance, for a total of 571,749,928 shares subscribed and paid as of December 31, 2013, charged to profit for the period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

CORPBANCA INVESTMENT VALORES COLOMBIA S.A.

CORPBANCA INVESTMENT VALORES COLOMBIA S.A.
	MCOP$	MCh$
Profit for the year 2013	484	135
Retained earnings from prior years	7,131	1,995

Total available to shareholders	7,615	2,131

Dividend payments	5,879	1,645

To increase legal reserve	1,736	486

Dividend payment of COP$3,919 per share for 1,500,000 shares subscribed and paid as of December 31, 2013, payable in cash as of April 15, 2014, including amounts withheld as required by Colombian law, of which Banco CorpBanca received MCOP$5,581 (MCh$1,561) and CorpBanca Chile received MCOP$297 (MCh$83).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 4 - SEGMENT REPORTING

Segment reporting is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them.

Reporting segments and the criteria used for reporting to the Bank’s chief operating decision maker are in accordance with IFRS 8 Operating Segments. Management reviews its segments on the basis of gross operating margin and uses average balances to evaluate performance and allocate resources.

The Bank’s commercial activities take place mainly in the domestic market. It has strategically aligned its operations into four divisions for its four commercial segments based on market segmentation and the needs of its customers and commercial partners. The seven commercial segments are: Commercial Banking (which includes the Large Companies, Real Estate and International Wholesale Division and the Companies Division), Retail Banking (which includes Traditional and Private Banking and the Consumer Banking Division), International and Treasury Division, Other Financial Services and Colombia. The Bank manages these commercial segments using an information system on internal profitability. The Bank has also included geographic disclosures on its operations in New York, and those in Colombia through the acquisition of Banco CorpBanca Colombia and subsidiaries (which also includes the operations of Helm Bank and subsidiaries and Helm Corredores de Seguros starting from August 2014), as detailed above.

Each commercial segment is described below:

Segments for Chile and the United States

Commercial Banking

•	The Large Companies, Real Estate and International Wholesale Division consists of companies that belong to major economic groups, specific industries and companies with sales greater than US$60 million. It also includes companies from the real estate and financial industry sectors.

•	The Companies Division includes a wide range of financial products and services for companies with annual sales of less than US$60 million. The leasing and factoring departments have been included in this segment.

Retail Banking

•	Traditional and Private Banking Division offers, among other products, checking accounts, consumer loans, credit cards and mortgage loans to medium and high-income segments. Retail Banking includes consumer loans, personal loans, auto loans and credit cards.

•	The Consumer Banking Division (Condell) offers consumer loans to individuals with income up to ThCh$600.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

International and Treasury Division

•	This segment mainly includes treasury activities such as financial management, funding and liquidity as well as international commercial activities.

Financial Services

•	These are services provided by our subsidiaries that include insurance brokerage, financial advisory services, asset management and securities brokerage.

Colombia

The commercial activities of this segment are carried out by Banco CorpBanca Colombia S.A. and its subsidiaries.

These correspond to operations and business carried out by these entities in that country, primarily related directly to the needs of their customers and the Bank’s strategy, grouped as follows: Commercial Banking, Retail Banking, Treasury Operations and International Business or Operations. They offer additional products and other financial services through their different subsidiaries in order to provide comprehensive service to their current and potential customers.

This segment is determined by the Bank on the basis of its operating segments, which are differentiated mainly by the risks and returns that affect them. Colombia has been identified as a separate operating segment based on the business activities described above. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

Segment information regarding assets, liabilities and income or expenses for the period are presented in accordance with the SBIF Compendium of Accounting Standards.

1.	Geographic Information

CorpBanca reports revenue by segment from external customers that is:

(i)	attributed to the entity’s country of domicile; and

(ii)	attributed, in aggregate, to all foreign countries where the entity obtains revenue.

When revenue from external customers attributed to a particular foreign country is significant, it is disclosed separately.

In line with this, the Group operates in three main geographic areas: Chile, Colombia 6 and the

[6]	This segment includes the operations of Helm Bank Caymán S.A, Helm Bank (Panamá) S.A., and Helm Casa de Valores (Panamá).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

United States.

	Net Interest and Indexation Income
	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Chile	331,572	253,889
Colombia	290,113	196,324
New York	9,199	7,477

	630,884	457,690

The following table details non-segmented assets associated with each geographic area:

Non-Segmented Assets		Chile	Colombia	New York	12.31.2014	Chile	Colombia	New York	12.31.2013
	Note	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	304,495	623,501	241,182	1,169,178	188,528	597,197	125,363	911,088
Transactions in the course of collection	5	205,409	7,433	—	212,842	112,028	727	—	112,755
Investments in other companies	12	10,322	5,520	—	15,842	8,409	7,056	—	15,465
Intangible assets*	13	436,645	321,039	93	757,777	481,232	355,596	94	836,922
Property, plant and equipment	14	38,795	52,944	903	92,642	36,309	61,311	622	98,242
Current tax assets	15	(19,903)	20,834	677	1,608	—	—	—	0
Deferred tax assets	15	46,274	64,525	2,702	113,501	37,942	53,650	1,340	92,932
Other assets	16	329,657	81,912	405	411,974	243,889	45,959	830	290,678

		1,351,694	1,177,708	245,962	2,775,364	1,108,337	1,121,496	128,249	2,358,082

*	This includes goodwill generated in business combinations by operations in Colombia (Colombia segment) totaling MCh$ 386,180 as of December 31, 2014 (MCh$ 411,992 in 2013).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

2.	The information in this note was prepared based on an analysis of:

a)	Profit or Loss:

	As of December 31, 2014
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	53,014	75,295	73,935	25,528	94,736	18,263	290,113	630,884
Net fee and commission income	40,097	15,399	27,971	7,880	(255)	(1,653)	72,151	161,590
Net financial operating income	(569)	—	16,144	—	27,388	88,815	51,915	183,693
Net foreign exchange transactions	20,189	5,974	888	2	12,767	(120,645)	67,399	(13,426)
Other operating income	—	3,025	13	—	—	6,514	21,002	30,554
Credit risk provisions	(1,643)	(16,101)	(11,718)	(6,549)	—	(1,161)	(95,357)	(132,529)

Gross operating margin	111,088	83,592	107,233	26,861	134,636	(9,867)	407,223	860,766

Other income and expenses	6,357			—	—	(6,164)	1,606	1,799
Operating expenses	(19,745)	(36,004)	(65,669)	(17,136)	(13,807)	(100,937)	(264,521)	(517,819
Profit before taxes	97,700	47,588	41,564	9,725	120,829	(116,968)	144,308	344,746

Average loans	3,590,442	2,039,206	2,862,364	176,378	78,796	154	4,849,155	13,596,495
Average investments	—	—	—	—	626,230	—	985,253	1,611,483

	As of December 31, 2013
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest and indexation income	50,436	69,128	65,535	22,126	21,612	32,529	196,324	457,690
Net fee and commission income	36,701	14,390	21,413	8,976	(442)	(8,033)	44,972	117,977
Net financial operating income	(1,658)	—	3,294	—	48,851	8,681	42,119	101,287
Net foreign exchange transactions	14,153	5,988	389	2	(50,115)	1,778	13,899	(13,906)
Other operating income	—	2,450	—	—	—	30,631	7,795	40,876
Credit risk provisions	(20,840)	(20,981)	(8,000)	(6,162)	—	892	(46,283)	(101,374

Gross operating margin	78,792	70,975	82,631	24,942	19,906	66,478	258,826	602,550

Other income and expenses	—	—	—	—	—	493	748	1,241
Operating expenses	(15,981)	(28,548)	(63,464)	(17,418)	(11,784)	(61,287)	(173,569)	(372,051)
Profit before taxes	62,811	42,427	19,167	7,524	8,122	5,684	86,005	231,740

Average loans	4,010,248	1,865,224	2,532,937	162,551	66,741	161	3,226,817	11,864,679
Average investments	—	—	—	—	588,838	—	295,079	883,917

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Assets and Liabilities

	As of December 31, 2014
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	29,233	1,708,700	4,097	31	—	502,824	2,244,885
Consumer	26	3,763	408,866	176,518	—	—	1,177,160	1,766,333
Commercial	3,884,110	1,915,805	929,480	18	621,274	135	3,663,789	11,014,611

Loans, before provisions	3,884,136	1,948,801	3,047,046	180,633	621,305	135	5,343,773	15,025,829
Credit risk provisions	(40,394)	(42,598)	(29,891)	(13,013)	—	3,919	(197,739)	(319,716)

Loans, net of provisions (*)	3,843,742	1,906,203	3,017,155	167,620	621,305	4,054	5,146,034	14,706,113
Trading securities	—	—	—	—	114,809	—	571,089	685,898
Receivables from repurchase agreements and securities borrowing	—	—	—	—	27,106	—	50,973	78,079
Derivative instruments	—	—	—	—	651,284	—	115,515	766,799
Financial assets available for sale	—	—	—	—	677,793	—	479,103	1,156,896
Financial assets held to maturity	—	—	—	—	31,450	—	159,227	190,677
Non-segmented assets (**)	—	—	—	—	—	—	—	2,775,364

Total assets	3,843,742	1,906,203	3,017,155	167,620	2,123,747	4,054	6,521,941	20,359,826

Current accounts	330,711	307,644	235,215	3	1,029	(4,531)	801,149	1,671,220
Other demand deposits	79,032	50,895	37,901	7,718	—	46,308	2,061,874	2,283,728
Deposits and borrowings	967,530	866,950	1,141,464	13,212	2,850,439	—	2,237,371	8,076,966
Payables from repurchase agreements and securities lending	—	—	—	—	720	8,139	652,804	661,663
Derivative instruments	—	—	—	—	526,806	—	80,877	607,683
Borrowings from financial institutions	—	—	—	—	1,028,953	—	402,970	1,431,923
Debt issued	—	—	—	—	2,705,331	—	373,719	3,079,050
Non-segmented liabilities (**)	—	—	—	—	—	—	—	779,853
Equity	—	—	—	—	—	—	—	1,767,740

Total liabilities and equity	1,377,273	1,225,489	1,414,580	20,933	7,113,278	49,916	6,610,764	20,359,826

	As of December 31, 2013
	Commercial Banking		Retail Banking
	Large Companies and Corporate	Companies	Traditional and Private Banking	Lower Income Retail Banking	International and Treasury Division	Other Financial Services	Colombia	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans:
Mortgage	—	24,074	1,513,111	4,211	30	64	462,813	2,004,303
Consumer	35	4,528	349,471	168,479	—	—	1,157,227	1,679,740
Commercial	3,375,835	1,681,840	848,328	79	142,197	175	3,571,247	9,619,701

Loans, before provisions	3,375,870	1,710,442	2,710,910	172,769	142,227	239	5,191,287	13,303,744
Credit risk provisions	(50,577)	(37,376)	(26,337)	(12,487)	—	4,400	(185,639)	(308,016)

Loans, net of provisions (*)	3,325,293	1,673,066	2,684,573	160,282	142,227	4,639	5,005,648	12,995,728
Trading securities	—	—	—	—	40,977	—	390,706	431,683
Receivables from repurchase agreements and securities borrowing	—	—	—	—	11,660	—	190,005	201,665
Derivative instruments	—	—	—	—	339,773	—	36,507	376,280
Financial assets available for sale	—	—	—	—	633,305	—	255,782	889,087
Financial assets held to maturity	—	—	—	—	19,195	—	218,327	237,522
Non-segmented assets (**)	—	—	—	—	—	—	—	2,358,082

Total assets	3,325,293	1,673,066	2,684,573	160,282	1,187,137	4,639	6,096,975	17,490,047

Current accounts	188,092	270,671	184,033	4	343	9,524	815,955	1,468,622
Other demand deposits	77,066	69,656	33,691	7,097	8	118,621	1,676,622	1,982,761
Deposits and borrowings	747,873	646,746	985,923	16,360	2,403,459	—	2,537,342	7,337,703
Payables from repurchase agreements and securities lending	—	—	—	—	74,602	11,388	256,455	342,445
Derivative instruments	—	—	—	—	261,661	—	19,922	281,583
Borrowings from financial institutions	—	—	—	—	839,983	—	433,857	1,273,840
Debt issued	—	—	—	—	2,066,648	—	347,909	2,414,557
Non-segmented liabilities (**)	—	—	—	—	—	—	—	671,497
Equity	—	—	—	—	—	—	—	1,717,039

Total liabilities and equity	1,013,031	987,073	1,203,647	23,461	5,646,704	139,533	6,088,062	17,490,047

(*)	Loans net of provisions include loans and advances to banks as of December 31, 2014 and 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(**)	Non-segmented assets and liabilities as of December 31, 2014 and 2013, are detailed as follows:

ASSETS	Note	As of December 31, 2014	As of December 31, 2013
		MCh$	MCh$
Cash and due from banks	5	1,169,178	911,088
Transactions in the course of collection	5	212,842	112,755
Investments in other companies	12	15,842	15,465
Intangible assets	13	757,777	836,922
Property, plant and equipment	14	92,642	98,242
Current tax assets	15	1,608	—
Deferred tax assets	15	113,501	92,932
Other assets	16	411,974	290,678

		2,775,364	2,358,082

The following liabilities have not been segmented:

LIABILITIES	Note	As of December 31, 2014	As of December 31, 2013
		MCh$	MCh$
Transactions in the course of payment	5	145,771	57,352
Other financial obligations	19	15,422	16,807
Current tax liabilities	15	—	45,158
Deferred tax liabilities	15	180,934	179,467
Provisions	20	227,010	187,206
Other liabilities	21	210,716	185,507

		779,853	671,497

The percentage of assets and liabilities not included in any segment is 13.6% and 3.8%, respectively, as of December 31, 2014 (13.4% and 3.8% for 2013).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 5 - CASH AND CASH EQUIVALENTS

a.	Detail of Cash and Cash Equivalents

The following table details cash and cash equivalents:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Cash and Due from Banks
Cash	175,886	164,628
Deposits in the Chilean Central Bank	39,885	39,285
Deposits in domestic banks	795	4,666
Deposits in foreign banks	952,612	702,509

Subtotal cash and due from banks	1,169,178	911,088

Transactions in the course of collection, net	67,071	55,403
Highly liquid financial instruments (1)	118,897	294,260
Repurchase agreements (2)	75,440	66,725

Total cash and cash equivalents	1,430,586	1,327,476

(1)	This corresponds to trading instruments, available-for-sale investments and fixed income mutual funds maturing in less than three months from the date of acquisition.
(2)	This corresponds to repurchase agreements maturing in less than three months from the date of acquisition, which are presented in the line item “Repurchase Agreements and Securities Borrowing” in the Statement of Financial Position.

Funds in cash and deposits in the Chilean Central Bank are in response to monthly average matching regulations that the Bank must meet.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Items (1) and (2) are detailed as follows:

	Note	As of December 31, 2014	As of December 31, 2013
Highly Liquid Financial Instruments (1)		MCh$	MCh$
Trading securities	6	101,983	86,617
Financial assets available for sale	11	16,914	207,643

Total		118,897	294,260

Repurchase agreements (2)	7	75,440	66,725

b.	Transactions in the Course of Collection

Transactions in the course of collection consist of transactions awaiting settlement to increase or decrease funds in the Chilean Central Bank or foreign banks, normally within 12 to 24 business hours following period end, and are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Assets
Outstanding notes from other banks	55,775	47,737
Funds receivable	157,067	65,018

Subtotal assets	212,842	112,755

Liabilities
Funds payable	145,771	57,352

Subtotal liabilities	145,771	57,352

Transactions in the course of collection, net	67,071	55,403

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 6 - TRADING SECURITIES

Trading securities are detailed as follows:

	As of December 31, 2014		As of December 31, 2013
	MCh$		MCh$
Chilean Government and Central Bank instruments:
Central Bank bonds	—		746
Central Bank promissory notes	—		—
Other Chilean Government and Central Bank instruments	4,822		9,106

Other instruments issued in Chile:
Bonds	2,548		—
Promissory notes	13,320		18,582
Other instruments	15		133

Instruments issued abroad:
Bonds	542,791		326,141
Promissory notes	—		—
Other instruments	110,615		64,443

Mutual fund investments:
Funds managed for related parties	11,787		12,495
Funds managed for third parties	—		37

Total	685,898	(*)	431,683	(*)

(*)	As of December 31, 2014, trading securities totaled MCh$ 101,983 (MCh$ 86,617 as of December 31, 2013), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 7 - OPERATIONS WITH REPURCHASE AGREEMENTS AND SECURITIES

BORROWING/LENDING

a)	The Bank purchases financial instruments under agreements to resell them at a future date. As of December 31, 2014 and 2013, instruments acquired with repurchase agreements are detailed as follows:

	As of December 31, 2014
	Less than Three Months		Between Three Months and One Year	More than One Year	Total
	MCh$		MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	339		—	—	339
Treasury bonds and notes	—		—	—	—
Other government instruments	—		—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	13,148		—	—	13,148
Corporate bonds and commercial paper	272		—	—	272
Other instruments issued in Chile	10,708		2,639	—	13,347
Instruments issued abroad:
Government and Central Bank instruments	50,973		—	—	50,973
Other instruments issued abroad	—		—	—	—
Mutual fund investments:
Funds managed for related parties	—		—	—	—
Funds managed for third parties	—		—	—	—

Total	75,440	(*)	2,639	—	78,079

	Balances as of December 31, 2013
	Less than Three Months		Between Three Months and One Year	More than One Year	Total
	MCh$		MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	—		—	—	—
Treasury bonds and notes	—		—	—	—
Other government instruments	—		—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	—		—	—	—
Corporate bonds and commercial paper	772		—	—	772
Other instruments issued in Chile	9,669		1,219	—	10,888
Instruments issued abroad:
Government and Central Bank instruments	56,284		—	133,721	190,005
Other instruments issued abroad	—		—	—	—
Mutual fund investments:
Funds managed for related parties	—		—	—	—
Funds managed for third parties	—		—	—	—

Total	66,725	(*)	1,219	133,721	201,665

(*)	As of December 31, 2014, purchases with repurchase agreements totaled MCh$75,440 (MCh$66,725 as of December 31, 2013), maturing in less than three months from the date of acquisition. (See Note 5).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	As of December 31, 2014 and 2013, instruments sold with repurchase agreements are detailed as follows:

	As of December 31, 2014
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments:
Central Bank instruments	720	—	—	720
Treasury bonds and notes	—	—	—	—
Other government instruments	—	—	—	—
Other instruments issued in Chile:
Instruments from other domestic banks	8,138	—	—	8,138
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad:
Government and Central Bank instruments	652,805	—	—	652,805
Other instruments issued abroad	—	—	—	—
Mutual fund investments:
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	661,663	—	—	661,663

	As of December 31, 2013
	Less than Three Months	Between Three Months and One Year	More than One Year	Total
	MCh$	MCh$	MCh$	MCh$
Chilean Government and Central Bank instruments
Central Bank instruments	11,628	—	—	11,628
Treasury bonds and notes	—	—	—	—
Other government institutions	17,405	—	—	17,405
Other instruments issued in Chile
Instruments from other domestic banks	56,957	—	—	56,957
Corporate bonds and commercial paper	—	—	—	—
Other instruments issued in Chile	—	—	—	—
Instruments issued abroad
Government and Central Bank instruments	256,455	—	—	256,455
Other instruments issued abroad	—	—	—	—
Mutual fund investments
Funds managed for related parties	—	—	—	—
Funds managed for third parties	—	—	—	—

Total	342,445	—	—	342,445

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 8 - DERIVATIVE INSTRUMENTS AND ACCOUNTING HEDGES

a)	The Bank and its subsidiaries held the following derivative instruments for hedging and trading purposes:

			As of December 31, 2014
			Notional Amount of Contract with Final Maturity in			Fair Value
	Cash Flow (CF) or Fair Value (FV) Hedge		Less than Three Months	Between Three Months and One Year	More than One Year	Assets	Liabilities
	(FV)		MCh$	MCh$	MCh$	MCh$	MCh$
Hedge Accounting Derivatives

Fair Value
Currency forward	(FV	)	—	—	—	—	—
Cross currency swaps	(FV	)	—	181,639	83,010	4,343	3,942
Interest rate swaps	(FV	)	—	66,000	868,395	2,532	2,466

Subtotal			—	247,639	951,405	6,875	6,408
Cash Flow
Currency forward	(CF	)	268,435	243,808	86,195	15	6,612
Cross currency swaps	(CF	)	42,382	—	48,521	1,775	192
Interest rate swaps	(CF	)	148,801	20,000	213,233	120	5,322

Subtotal			459,618	263,808	347,949	1,910	12,126

Total hedge accounting derivatives			459,618	511,447	1,299,354	8,785	18,534

Trading Derivatives

Currency forwards			4,104,965	5,140,521	2,295,518	154,214	134,337
Interest rate swaps			839,471	2,135,599	8,559,385	283,089	214,835
Cross currency swaps			209,696	436,228	3,034,569	317,667	236,727
Currency call options			99,699	75,296	—	2,648	2,564
Currency put options			61,412	49,321	—	396	686

Total trading derivatives			5,315,243	7,836,965	13,889,472	758,014	589,149

Total financial derivatives			5,774,861	8,348,412	15,188,826	766,799	607,683

In order to incorporate credit risk into the valuation, derivative contracts and accounting hedges are adjusted to reflect the value of the credit risk of the counterparty or credit value adjustment (CVA).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

			As of December 31, 2013
			Notional Amount of Contract with Final Maturity in			Fair Value
	(CF) or Fair Value (FV) Hedge		Less than Three Months	Between Three Months and One Year	More than One Year	Assets	Liabilities
	(FV)		MCh$	MCh$	MCh$	MCh$	MCh$
Hedge accounting derivatives

Fair Value
Currency forward	(FV	)	5,272	905	—	27	—
Cross currency swaps	(FV	)	—	22,623	48,044	—	2,235
Interest rate swaps	(FV	)	20,979	85,080	266,307	358	3,161

Subtotal			26,251	108,608	314,351	385	5,396
Cash Flow
Currency forward	(CF	)	83,914	13,986	74,591	6	793
Cross currency swaps	(CF	)	—	140,836	15,677	3,171	1,027
Interest rate swaps	(CF	)	—	236,367	244,100	58	4,241

Subtotal			83,914	391,189	334,368	3,235	6,061

Total hedge accounting derivatives			110,165	499,797	648,719	3,620	11,457

Trading derivatives

Currency forwards			6,592,715	3,456,296	411,396	70,232	61,377
Futures contracts			151,301	45,338	—	—	—
Interest rate swaps			1,083,725	2,915,462	11,989,083	152,591	93,382
Cross currency swaps			131,745	490,918	2,906,968	147,357	111,256
Currency call options			129,766	118,551	—	1,968	3,549
Currency put options			45,611	60,584	—	512	562

Total trading derivatives			8,134,863	7,087,149	15,307,447	372,660	270,126

Total financial derivatives			8,245,028	7,586,946	15,956,166	376,280	281,583

b)	Hedges

Fair values hedges:

The Bank uses interest rate derivatives to reduce the risk of debt issuances (short and long-term) as well as long-term assets (commercial loans). Through this structure, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and, consequently, risk, aligning the balance sheet structure with expected movements in the yield curve.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2014 and 2013, detailed by maturity:

	As of December 31, 2014
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged Item

Loans	66,000	48,000	—	—
Inversiones	—	—	—	—
Loans	181,639	26,738	57,456	—
Bonds	—	—	819,211	—

Total	247,639	74,738	876,667	—

Hedging Instrument

Currency forwards	—	—	—	—
Interest rate swaps	66,000	49,184	819,211	—
Cross currency swaps	181,639	25,554	57,456	—

Total	247,639	74,738	876,667	—

	As of December 31, 2013
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged Item

Loans	110,034	20,311	109,123	—
Inversiones	24,825	—	6,993	—
Loans	—	—	—	—
Bonds	—	—	157,924	20,000

Total	134,859	20,311	274,040	20,000

Hedging Instrument

Currency forwards	6,177	—	—	—
Interest rate swaps	106,059	8,080	238,227	20,000
Cross currency swaps	22,623	12,231	35,813	—

Total	134,859	20,311	274,040	20,000

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Cash flow hedges:

Cash flow hedges are used by the Bank to:

a)	Reduce the volatility of cash flows of balance sheet items that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.

b)	Fixes the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank’s cost of funding, although still maintaining the liquidity risk of the pool. This is achieved by setting the cash flows of the hedged items equal to those of the derivative instruments, modifying uncertain cash flows for certain cash flows.

c)	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

The following table presents the nominal values of the hedged items as of December 31, 2014 and 2013:

	As of December 31, 2014
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged Item

Loans	512,244	224,904	—	43,000
Inversiones	—	—	—	4,745
Time Deposits	168,800	45,000	30,300	—
Working Capital	42,382	—	—	—

Total	723,426	269,904	30,300	47,745

Hedging Instrument

Currency forward	512,244	86,195	—	—
Interest rate swaps	168,800	139,933	30,300	43,000
Cross currency swaps	42,382	43,776	—	4,745

Total	723,426	269,904	30,300	47,745

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

	As of December 31, 2013
	Within 1 Year	Between 1 and 3 Years	Between 3 and 6 Years	More than 6 Years
	MCh$	MCh$	MCh$	MCh$
Hedged Item

Loans	225,867	74,591	—	—
Inversiones	—	—	—	15,677
Time Deposits	115,000	213,800	30,300	—
Working Capital	134,236	—	—	—

Total	475,103	288,391	30,300	15,677

Hedging Instrument

Currency forward	97,900	74,591	—	—
Interest rate swaps	236,367	213,800	30,300	—
Cross currency swaps	140,836	—	—	15,677

Total	475,103	288,391	30,300	15,677

Gains or losses generated by cash flow derivatives recorded in the Statement of other comprehensive income for the period and accumulated in the statement of changes in equity for the years ended December 31, 2014 and 2013:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Time deposits	(3,380)	(3,324)
Loans	4,168	(766)
Inversiones	(58)	(646)
Working capital	228	(451)

Net cash flows	958	(5,187)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Hedge of Net Investments in Foreign Operations

CorpBanca, the parent company whose functional currency is the Chilean peso, has foreign business investments, particularly its branch in New York. Following of the proper accounting treatment for this investment, fluctuations in the value of the investment as a result of changes in the Chilean peso-U.S. dollar exchange rate alter the parent company’s equity. The objective of this hedge is to protect the value of equity by managing exchange rate risk affecting the investment.

Instruments designated as accounting hedges correspond to non-derivative financial assets or liabilities for a notional amount of MUS$ 60.1 with a fair value of MCh$ (4,751) as of year-end 2014 and MCh$ 2,840 as of year-end 2013.

In accordance with IAS 39 “Financial Instruments:: Recognition and Measurement” (paragraph 102), the Bank recorded the hedge as follows:

a)	Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recognized similar to cash flow hedges, where:

	2014	2013
	MCh$	MCh$
Opening balance	(1,907)	365
Gain (loss) on hedges of net investments in foreign operations, before taxes	(4,751)	(2,840)
Reclassification adjustments for profit or loss, before taxes	—	—
Income tax related to hedges of net investments in foreign operations	1,371	568

Closing balance	(5,287)	(1,907)

The portion of the gain or loss from the hedge instrument that is determined to be an effective hedge is recognized in equity. For the year, 2014, this was a loss of MCh$ 5,287 net of deferred taxes (loss of MCh$ 1,907 net of deferred taxes as of December 31, 2013).

b)	The ineffective portion is recognized in profit or loss. No such amounts were recorded in 2014 and 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 9 - LOANS AND ADVANCES TO BANKS

As of December 31, 2014 and 2013, loans and advances to banks are detailed as follows:

	As of December 31, 2014
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$
Chilean Banks
Loans to Chilean banks	—	—	—
Provisions and impairment for loans to Chilean banks	—	—	—

Subtotal	—	—	—

Foreign Banks
Loans to foreign banks	194,433	—	194,433
Other advances to foreign banks	—	—	—
Provisions and impairment for loans to foreign banks	(271)	—	(271)

Subtotal	194,162	—	194,162

Chilean Central Bank
Restricted deposits in the Chilean Central Bank	620,047	—	620,047

Subtotal	620,047	—	620,047

Total	814,209	—	814,209

	As of December 31, 2013
	Unimpaired Portfolio MCh$	Impaired Portfolio MCh$	Total MCh$
Chilean Banks
Loans to Chilean banks	—	—	—
Provisions and impairment for loans to Chilean banks	—	—	—

Subtotal	—	—	—

Foreign Banks			—
Loans to foreign banks	78,064	—	78,064
Other advances to foreign banks	—	—	—
Provisions and impairment for loans to foreign banks	(137)	—	(137)

Subtotal	77,927	—	77,927

Chilean Central Bank	—	—	—
Restricted deposits in the Chilean Central Bank	140,017	—	140,017

Subtotal	140,017	—	140,017

Total	217,944	—	217,944

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Movements in provisions and impairment for loans with domestic and foreign banks during 2014 and 2013 are detailed as follows:

	As of December 31, 2014
	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2014	—	(137)	(137)

Charge-offs	—	—	—
Provisions established	—	(269)	(269)
Provisions released	—	117	117
Impairment	—	—	—
Exchange differences	—	18	18

Balances as of December 31, 2014	—	(271)	(271)

	As of December 31, 2013
	Chilean Banks	Foreign Banks	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2013	—	(178)	(178)

Charge-offs	—	—	—
Provisions established	—	(1,054)	(1,054)
Provisions released	—	2,330	2,330
Impairment	—	—	—
Acquisition Helm Group	—	(1,244)	(1,244)
Exchange differences	—	9	9

Balances as of December 31, 2013	—	(137)	(137)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 10 - LOANS TO CUSTOMERS, NET

a)	Loans to Customers

As of December 31, 2014 and 2013, the loan portfolio is detailed as follows:

As of December 31, 2014	Gross Assets			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans:
Commercial loans	8,145,577	251,337	8,396,914	140,794	19,735	160,529	8,236,385
Foreign trade loans	481,183	24,368	505,551	20,703	272	20,975	484,576
Current account overdrafts	32,316	2,727	35,043	704	1,004	1,708	33,335
Factoring transactions	69,771	143	69,914	1,733	143	1,876	68,038
Lease transactions (*)	841,694	39,099	880,793	10,616	3,997	14,613	866,180
Other loans and receivables	309,761	2,155	311,916	1,146	5,184	6,330	305,586

Subtotal	9,880,302	319,829	10,200,131	175,696	30,335	206,031	9,994,100

Mortgage Loans:
Loans funded with mortgage bonds	62,262	2,360	64,622	—	192	192	64,430
Loans funded with own resources	176,912	5,402	182,314	—	1,045	1,045	181,269
Other mortgage loans	1,648,376	22,915	1,671,291	—	10,026	10,026	1,661,265
Lease transactions (*)	285,366	5,554	290,920	—	11,594	11,594	279,326
Other loans and receivables	34,588	1,150	35,738	—	232	232	35,506

Subtotal	2,207,504	37,381	2,244,885	—	23,089	23,089	2,221,796

Consumer Loans:
Consumer installment loans	1,134,927	37,104	1,172,031	—	61,188	61,188	1,110,843
Current account overdrafts	46,403	1,325	47,728	—	1,877	1,877	45,851
Credit card debtors	244,966	5,003	249,969	—	12,364	12,364	237,605
Lease transactions (*)	19,932	452	20,384	—	682	682	19,702
Other loans and receivables	271,116	5,105	276,221	—	14,214	14,214	262,007

Subtotal	1,717,344	48,989	1,766,333	—	90,325	90,325	1,676,008

Total	13,805,150	406,199	14,211,349	175,696	143,749	319,445	13,891,904

(*)	Lease transactions (commercial, mortgage and consumer) are presented net of MCh$1,165,208 and MCh$1,093,044 as of December 31, 2014 and 2013. See detail of term remaining until maturity in letter e).

Unimpaired Portfolio:

This includes individual debtors in the Normal Portfolio (A1 to A6) or the Substandard Portfolio (B1 to B2). For group evaluations, it includes the Normal Portfolio.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Impaired Portfolio:

This includes individual debtors in the Substandard Portfolio (B3 to B4). For group evaluations, it includes the Default Portfolio.

As of December 31, 2013	Gross Assets			Provisions
	Unimpaired Portfolio	Impaired Portfolio	Total	Individual Provisions	Group Provisions	Total	Net Assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial Loans:
Commercial loans	7,547,588	241,817	7,789,405	138,121	19,761	157,882	7,631,523
Foreign trade loans	427,242	31,832	459,074	21,736	236	21,972	437,102
Current account overdrafts	27,118	1,010	28,128	444	491	935	27,193
Factoring transactions	75,102	282	75,384	1,921	183	2,104	73,280
Lease transactions (*)	789,272	37,998	827,270	10,647	5,161	15,808	811,462
Other loans and receivables	220,927	1,432	222,359	601	2,074	2,675	219,684

Subtotal	9,087,249	314,371	9,401,620	173,470	27,906	201,376	9,200,244

Mortgage Loans:
Loans funded with mortgage bonds	71,285	2,764	74,049	—	218	218	73,831
Loans funded with own resources	189,563	6,796	196,359	—	1,571	1,571	194,788
Other mortgage loans	1,405,805	18,986	1,424,791	—	9,060	9,060	1,415,731
Lease transactions (*)	266,524	4,706	271,230	—	11,085	11,085	260,145
Other loans and receivables	36,323	1,551	37,874	—	361	361	37,513

Subtotal	1,969,500	34,803	2,004,303	—	22,295	22,295	1,982,008

Consumer Loans:
Consumer installment loans	1,069,425	33,744	1,103,169	—	56,990	56,990	1,046,179
Current account overdrafts	39,711	465	40,176	—	1,238	1,238	38,938
Credit card debtors	232,875	4,169	237,044	—	10,763	10,763	226,281
Lease transactions (*)	21,710	495	22,205	—	768	768	21,437
Other loans and receivables	272,091	5,055	277,146	—	14,449	14,449	262,697

Subtotal	1,635,812	43,928	1,679,740	—	84,208	84,208	1,595,532

Total	12,692,561	393,102	13,085,663	173,470	134,409	307,879	12,777,784

Guarantees taken by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2014 and 2013, the fair value of guarantees taken corresponds to 83.4% and 80.9% of the assets covered, respectively.

In the case of mortgage guarantees, as of December 31, 2014 and 2013, the fair value of the guarantees taken corresponds to 51.1% and 50.0% of the balance receivable on loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through finance lease agreements that are presented within this item. As of December 31,

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

2014, the Bank recorded MCh$393,254 in finance leases for movable property (MCh$152,193 as of December 31, 2013) and MCh$742,600 in finance leases for real estate property (MCh$179,552 as of December 31, 2013).

During 2014, the Bank obtained financial asset such as houses, apartments, commercial stores and farm land, among others, totaling MCh$ 3,550 by executing guarantees (MCh$ 1,785 in 2013).

b)	Portfolio Characteristics

The following table details the Bank’s loan portfolio (before provisions) as of December 31, 2014 and 2013 by the customer’s industry sector:

As of December 31, 2014	Domestic Loans	Foreign Loans	Total
	MCh$	MCh$	MCh$	%
Commercial loans:
Manufacturing	896,426	192,998	1,089,424	7.67%
Mining	256,092	381,300	637,392	4.49%
Utilities	158,105	607,887	765,992	5.39%
Agriculture and livestock	182,056	124,263	306,319	2.16%
Forestry	48,344	7,785	56,129	0.40%
Fishing	2,199	—	2,199	0.02%
Transportation	184,557	147,451	332,008	2.34%
Telecom	1,517	94,261	95,778	0.67%
Construction	859,034	254,235	1,113,269	7.83%
Trade	108,351	1,264,743	1,373,094	9.66%
Services	1,176,877	2,791,602	3,968,479	27.93%
Other	289,868	170,180	460,048	3.24%

Subtotal	4,163,426	6,036,705	10,200,131	71.80%

Mortgage loans	1,742,061	502,824	2,244,885	15.80%
Consumer loans	587,068	1,179,265	1,766,333	12.40%

Total	6,492,555	7,718,794	14,211,349	100.00%

As of December 31, 2013	Domestic Loans	Foreign Loans	Total
	MCh$	MCh$	MCh$	%
Commercial loans:
Manufacturing	504,950	336,710	841,660	6.43%
Mining	332,268	463,309	795,577	6.08%
Utilities	148,050	355,464	503,514	3.85%
Agriculture and livestock	181,129	125,374	306,503	2.34%
Forestry	23,930	8,980	32,910	0.25%
Fishing	1,226	—	1,226	0.01%
Transportation	198,415	167,949	366,364	2.80%
Telecom	3,464	112,994	116,458	0.89%
Construction	864,576	260,488	1,125,064	8.60%
Trade	439,864	1,046,670	1,486,534	11.36%
Services	2,727,755	992,505	3,720,260	28.43%
Other	77,810	27,740	105,550	0.81%

Subtotal	5,503,437	3,898,183	9,401,620	71.85%

Mortgage loans	1,541,489	462,814	2,004,303	15.32%
Consumer loans	522,513	1,157,227	1,679,740	12.84%

Total	7,567,439	5,518,224	13,085,663	100.00%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

c)	Provisions

Movements in credit risk provisions during the years ended December 31, 2014 and 2013, are detailed as follows:

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2014	173,470	134,409	307,879

Portfolio Charge-Offs
Commercial loans	(20,964)	(16,133)	(37,097)
Mortgage loans	—	(2,506)	(2,506)
Consumer loans	—	(62,032)	(62,032)

Total charge-offs	(20,964)	(80,671)	(101,635)

Provisions established	133,767	194,498	328,265
Provisions released	(91,686)	(84,490)	(176,176)
Impairment	—	—	—
Debt swap and/or portfolio sale	(9,239)	—	(9,239)
Exchange differences	(9,652)	(19,997)	(29,649)

Balances as of December 31, 2014	175,696	143,749	319,445

	Individual Provisions	Group Provisions	Total
	MCh$	MCh$	MCh$
Balances as of January 1, 2013	82,379	84,330	166,709

Portfolio Charge-Offs
Commercial loans	(30,178)	(12,253)	(42,431)
Mortgage loans	—	(2,831)	(2,831)
Consumer loans	—	(62,296)	(62,296)

Total charge-offs	(30,178)	(77,380)	(107,558)

Provisions established	193,586	137,423	331,009
Provisions released	(148,563)	(62,875)	(211,438)
Impairment	—	—	—
Acquisition Helm Group	77,619	47,113	124,732
Debt swap and/or portfolio sale	(4,565)	—	(4,565)
Exchange differences	3,192	5,798	8,990

Balances as of December 31, 2013	173,470	134,409	307,879

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

In addition to these provisions for loan losses, the Bank also establishes country risk provisions to hedge foreign transactions as well as additional provisions agreed upon by the board of directors, which are presented within liabilities in Note 20 Provisions. Therefore, total credit risk provisions established for different concepts are detailed as follows:

	Note	As of December 31, 2014	As of December 31, 2013
		MCh$	MCh$
Individual and group provisions	10	319,445	307,879
Contingent credit risk provisions (i)	22	17,871	13,495
Provisions for contingencies	20	4,000	4,000
Country risk provisions (ii)	20	4,849	4,779
Provisions for loans and advances to banks	9	271	137

		346,436	330,290

i)	In accordance with SBIF Ruling 3489 of December 29, 2009, the Bank has established provisions for unused balances of unrestricted lines of credit and loan commitments. Both are recorded in liabilities, specifically within “provisions” (Note 20).

ii)	Country risk is necessary to cover the risk assumed by maintaining and committing resources to a customer in a foreign country. These provisions are created on the basis of country risk ratings made by the Bank in accordance with Chapter 7-13 of the RAN.

d)	Sale of Portfolio:

1.	In 2014 and 2013, the Bank and its subsidiaries engaged in portfolio purchases and sales. The effect on income of these transactions as a whole does not exceed 5% of profit before tax profit for the year, and is recorded within net gains from trading and brokerage activities in the Consolidated Statement of Income for the Period, disclosed in Note 26 within “Other Instruments at Fair Value through Profit and Loss”.

As of December 31, 2014 and 2013, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities in Note 1, letter aa) of the annual consolidated financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

As of December 31, 2014
Sale of Loans MCh$	Provision MCh$	Sale Value (*) MCh$	Effect on Profit (Loss) MCh$
150,436	9,239	141,973	776

As of December 31, 2013
Sale of Loans MCh$	Provision MCh$	Sale Value (*) MCh$	Effect on Profit (Loss) MCh$
667,065	1,090	663,625	(2,350)

(*)	For the year 2014, the sale of the current commercial portfolio for MCh$ 141,973 consists of MCh$ 29,303 and MUS$ 198.5 (equivalent to MCh$ 112,670).
(**)	For the year 2013, the sale of the current commercial portfolio for MCh$ 663,625 consists of MCh$ 599,746 and MUS$ 126.2 (equivalent to MCh$ 63,879).

SBIF Ruling No. 3,548 (March 2014) specifies the treatment for presenting gains and losses originating from sales of loan portfolios, which defines the net profit or loss from the sale of loans (loans and advances to banks and loans to customers) as the difference between the value of cash received (or the fair value of instruments received in consideration) and the value of the transferred assets net of loan loss allowances, recorded as of the date of sale. Income from sales of the charged-off portfolio should also be included in this same line item and not as recovery of charged-off loans. Before this change, the net gain or loss from these transactions was defined as the difference between the value in cash received (defined above) and the gross value of the transferred assets, releasing provisions established for these loans and thus impacting the account “credit risk provisions” in the Consolidated Statement of Income for the period.

Sale of CAE Portfolio

a.	The gain on the sale is recorded within net financial operating income in the Consolidated Statement of Income for the Period, disclosed in Note 26 within “Other Instruments at Fair Value through Profit and Loss”.

	December 31, 2014
	No. of Loans	Par Value MCh$	Sale Value MCh$	Gain (Loss) on Sale MCh$
Loans sold	9,265	11,028	9,802	(1,226)
Loans sold	64,373	126,372	143,193	16,821

Total	73,638	137,400	152,995	15,595

	December 31, 2013
	No. of Loans	Par Value MCh$	Sale Value MCh$	Gain (Loss) on Sale MCh$
Loans sold	28,120	50,018	53,019	3,197
Loans sold	12,430	16,934	16,934	—

Total	40,550	66,952	69,953	3,197

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

e)	Lease

The maturity of finance leases (presented net) as of December 31, 2014 and 2013, is detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Up to 1 month	20,397	29,928
Between one month and three months	24,393	40,820
Between three months and one year	87,485	167,689
Between one year and three years	230,620	322,322
Between three years and six years	263,055	223,757
More than six years	539,258	308,528

Total	1,165,208	1,093,044

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 11 - INVESTMENT SECURITIES

a)	As of December 31, 2014 and 2013, the Bank recognizes the following instruments as available for sale and held to maturity:

	As of December 31,			As of December 31,
	2014			2013
	Available for Sale	Held to Maturity	Total	Available for Sale	Held to Maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments Quoted on Active Markets:
Chilean Government and Central Bank instruments
Central Bank instruments	276,487	—	276,487	334,718	—	334,718
Treasury bonds and notes	253,999	—	253,999	847	—	847
Other government instruments	6,442	—	6,442	21,769	—	21,769

Other instruments issued in Chile
Deposit promissory notes	54,162	—	54,162	78,712	—	78,712
Chilean mortgage bonds	203	—	203	313	—	313
Bank bonds	—	—	—	17,985	—	17,985
Other instruments	51,526	7,175	58,701	136,623	8,632	145,255

Instruments issued abroad
Foreign government and Central Bank instruments	434,392	—	434,392	212,280	93,750	306,030
Other instruments issued abroad	79,685	183,502	263,187	85,840	135,140	220,980

Impairment provision	—	—	—	—	—	—

Investments Not Quoted on Active Markets:
Corporate bonds and commercial paper	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—

Impairment provision	—	—	—	—	—	—

Total	1,156,896	190,677	1,347,573	889,087	237,522	1,126,609

(*)	As of December 31, 2014, available-for-sale instruments totaled MCh$ 16,914 (MCh$ 207,643 as of December 31, 2013), maturing in less than three months from the date of acquisition. (See Note 5).

The portfolio of available-for-sale instruments includes a net loss from unrealized deferred taxes of MCh$ 6,869 (MCh$ 2,799 as of December 31, 2013) recorded as a valuation adjustment in equity.

Impairment of Investment Securities

The Bank’s portfolio of investment securities presented no impairment as of December 31, 2014 and 2013.

Within this context, all investments quoted on inactive markets that are classified as available for sale have been recorded at fair value.

CorpBanca reviewed the instruments with unrealized losses as of December 31, 2014 and 2013, and concluded that they were not more than temporarily impaired. Therefore, no adjustments to profit or loss for the period are needed.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Movements in the available-for-sale portfolio as of December 31, 2014 and 2013, are as follows:

	As of December 31, 2014
	Carrying Amount	Positive MtM Adjustment	Negative MtM Adjustment	Total
	MCh$	MCh$	MCh$	MCh$
Investments Quoted on Active Markets:
Chilean Government and Central Bank instruments
Central Bank instruments	275,640	1,606	(759)	276,487
Treasury bonds and notes	253,845	702	(548)	253,999
Other government instruments	6,430	12	—	6,442

Other instruments issued in Chile
Deposit promissory notes	53,972	190	—	54,162
Chilean mortgage bonds	201	2	—	203
Bank bonds	—	—	—	—
Other instruments	50,746	780	—	51,526

Instruments issued abroad
Foreign government and Central Bank instruments	447,131	291	(13,030)	434,392
Other instruments issued abroad	80,536	363	(1,214)	79,685

Impairment provision	—	—	—	—

Investments Not Quoted on Active Markets:
Corporate bonds and commercial paper	—	—	—	—
Other instruments	—	—	—	—
Impairment provision	—	—	—	—

Total	1,168,501	3,946	(15,551)	1,156,896

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

	As of December 31, 2013
	Carrying Amount	Positive MtM Adjustment	Negative MtM Adjustment	Total
	MCh$	MCh$	MCh$	MCh$
Investments quoted on active markets:
Chilean Government and Central Bank instruments
Central Bank instruments	334,864	381	(527)	334,718
Treasury bonds and notes	850	—	(3)	847
Other government instruments	21,816	3	(50)	21,769

Other instruments issued in Chile
Deposit promissory notes	78,375	337	—	78,712
Chilean mortgage bonds	310	3	—	313
Bank bonds	17,985	—	—	17,985
Other instruments	138,317	467	(2,161)	136,623

Instruments issued abroad
Foreign government and Central Bank instruments	212,291	—	(11)	212,280
Other instruments issued abroad	87,825	98	(2,083)	85,840

Impairment provision	—	—	—	—

Investments not quoted on active markets:
Corporate bonds and commercial paper	—	—	—	—
Other instruments	—	—	—	—
Impairment provision	—	—	—	—

Total	892,633	1,289	(4,835)	889,087

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 12 - INVESTMENTS IN OTHER COMPANIES

a)	Investments in Other Companies

The Bank’s investments in other companies as of December 31, 2014 and 2013, are detailed as follows:

	As of December 31,			As of December 31,
	2014			2013
	Ownership Interest			Ownership Interest
	%	MCh$		%	MCh$
Company

Nexus S.A.	12.90	1,057		12.90	1,057
Transbank S.A.	8.72	3,145	(ii)	8.72	939
Combanc S.A.	5.29	159		5.29	159
Redbanc S.A.	2.50	110		2.50	110
Sociedad Interbancaria de Depósitos de Valores S.A.	3.91	75		3.91	75
Imerc OTC S.A.	6.67	864		6.67	864
Deceval S.A.	10.76	5,915	(i)	11.35	8,098	(i)
A.C.H Colombia	4.22	447	(i)	4.22	523	(i)
Redeban Multicolor S.A.	1.60	263	(i)	1.60	284	(i)
Cámara de Compensación Divisas de Col. S.A.	6.38	68	(i)	7.76	73	(i)
Cámara de Riesgo Central de Contraparte S.A.	2.42	192	(i)	2.42	208	(i)
B.C.H. - Settlement	—	—	(i)	0.000003	15	(i)
Cifin	9.00	295	(i)	9.00	150	(i)
Servibanca - Tecnibanca	4.54	1,130	(i)	4.54	719	(i)

Shares or rights in other companies

Share of Bolsa de Comercio de Santiago	2.08	1,056		2.08	1,056
Share of Bolsa Electrónica de Chile	2.44	211		2.44	211
Bolsa de Valores de Colombia	0.97	778	(i)	0.97	841	(i)
Fogacol	150,000 units	77	(i)	150,000 units	83	(i)

Total		15,842			15,465

(i)	This corresponds to investments in other companies made by its Colombian subsidiaries.
(ii)	Capital increase in Transbank from CorpBanca of UF 91,756.072. - as of the date of actual payment (11,209,947 shares) as part of the capital contribution in accordance with the Share Subscription Agreement.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

In 2014 and 2013, the Bank received dividends from the following companies:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Dividends received	1,799	1,241

Total	1,799	1,241

Movements in these investments as of December 31, 2014 and 2013, are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Opening carrying amount as of January 1	15,465	5,793
Investments acquired	2,664	9,672
Investments sold	(16)	—
PPA valuation	(1,543)	—
Exchange differences	(728)	—

Total	15,842	15,465

b)	Business Combination – CorpBanca Colombia and Subsidiaries with Helm Bank and Subsidiaries.

a.	General Operating Aspects

•	On July 4, 2013, the Chilean Central Bank (BCCH in Spanish) authorized CorpBanca to make an investment abroad consisting of the acquisition through its subsidiary Banco CorpBanca Colombia S.A. (domiciled in Bogota, Colombia, the “Acquirer”) of up to 100% of Helm Bank S.A., including its subsidiaries in Colombia, which provide complementary services through the subsidiaries Helm Comisionista[7] and Helm Fiduciaria, Panama and the Cayman Islands (the “Acquirees”), with the purpose of subsequently merging both banks incorporated in Colombia; and for CorpBanca Chile (“the Buyer”) to directly acquire up to 80% of the shares of Helm Corredores de Seguros S.A.,[8] (“the Acquiree”, domiciled in Colombia). In terms of the subsidiaries owned by Helm Bank S.A in Panama and the Cayman Islands, BCCH did not

[7]	Company merged in September 2014 with CorpBanca Investment Valores Colombia (CIVAL).
[8]	See Section Business Combination – CorpBanca Chile and Helm Corredor de Seguros S.A.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

directly authorize CorpBanca Chile to invest in them. It resulted as a necessary consequence of the acquisition of their parent company Helm Bank S.A. under the terms authorized by the SBIF. The SBIF established for CorpBanca Chile the obligation to liquidate the operations of the subsidiary incorporated in the Cayman Islands 9 once it took control of the parent company in the shortest time possible and under the terms and conditions set forth in the relevant SBIF ruling.

•	As a result, CorpBanca Colombia committed to acquire the voting and non-voting shares of Helm Bank and subsidiaries. As part of the agreement, CorpBanca Colombia committed to acquire up to 100% of the preference dividend and non-voting shares (preference shares).

•	It acquired, for merger purposes, 2,387,387,295 common shares, which represent 58.89% of the outstanding common shares (51.61% of subscribed and paid capital) of Helm Bank during the first close and 1,656,579,084 common shares, which represent 40.86% of the outstanding common shares (35.81% of subscribed and paid capital) of Helm Bank during the second close for a total of 4,043,966,379 common shares, which represent 99.75% of the total outstanding common shares and 87.42% of the subscribed and paid capital of Helm Bank, for purchases made on August 6 and 29, 2013.

•	On January 28, 2014, CorpBanca Colombia honored that commitment, carrying out a voluntary Takeover Bid (TOB) for the preference shares as part of the third close, which was mainly designed to offer a liquidity and sales mechanism to the preferential shareholders under the same economic conditions that were agreed upon for the sellers of the common shares of Helm Bank under the SPA10 and to facilitate the merger process, enabling CorpBanca Colombia and its subsidiaries to expand their presence in the medium and long term as loan establishments in the Colombian market, obtaining a 12.36% interest and giving a total interest of 99.78% of subscribed and paid capital[11].

•	As explicitly legally required, CorpBanca Colombia and Helm Bank had to merge within the year following the date of the first acquisition of shares of Helm Bank (i.e. before August 6, 2014).

[9]	On August 5, 2013, the Bank’s shareholders approved a voluntary liquidation plan for Helm Bank Cayman. Its assets and liabilities were transferred to other entities within the Helm group (mainly Panama). This process was completed on June 26, 2014.
[10]	Stock Purchase Agreement or SPA: A stock purchase agreement for common shares of Helm Bank signed between Helm Corporation, Inversiones Carrón S.A.S, Comercial Camacho Gómez S.A.S. e Inversiones Timón S.A.S., together the first party, and HC Acquisitions SAS, the second party, who subsequently transferred the agreement to CorpBanca Colombia, by virtue of which the first party sold to the second party all of the common shares owned by Inv. Carrón S.A.S., Comercial Camacho Gómez S.A.S. and Inversiones Timón S.A.S., in Helm Bank, and by which CorpBanca Colombia committed to offer to purchase up to 100% of the Preference Shares from the Preferential Shareholders under the same economic conditions set for the sellers of the aforementioned common shares.
[11]	On January 23, 2014, the Colombian Stock Exchange (BVC) informed the general public of the final results of the TOB, which totaled 568,206,073 shares or 99.38% of the total (571,749,928), and later reached 100%. On January 27, 2014, MCh$ 83,998 was paid as part of this transaction, described in Note 21 Other Liabilities, giving it a total interest of 99.78%.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	On June 1, 2014, the merger between CorpBanca Colombia S.A., as the absorbing entity, and Helm Bank S.A., as the absorbed entity, was formalized. As a result, Helm Bank S.A. is dissolved without being liquidated and all of its assets, rights and obligations are transferred fully to the absorbing entity.

The acquired interests are summarized as follows:

Closing	Share Type	Total No. of Shares	No. of Shares Acquired	Ownership Interest by Share Type (%)	Total Ownership Interest (%)
		(a)	(b)	(b)/(a)	(b)/(a)
First	Common	—	2,387,387,295	58.89%	51.61%
Second	Common	—	1,656,579,084	40.86%	35.81%

Subtotal		4,054,076,213	4,043,966,379	99.75%	87.42%

Third	Preferential	571,749,459	571,749,459	100.00%	12.36%

		4,625,825,672	4,615,715,838	—	99.78%

b.	Main Reasons for the Purchase

After receiving the necessary regulatory authorizations from regulators in Chile, Colombia, Panama and the Cayman Islands, the Bank took control of Helm Bank and subsidiaries through its subsidiary Banco CorpBanca Colombia. With the recent acquisition of Helm Bank and its subsequent merger with CorpBanca Colombia, CorpBanca Chile has consolidated its operations in Colombia, reaffirming its long-term commitment to this market.

For CorpBanca Chile, the Colombian market has great potential and significant room for growth in the banking business. Many Chilean investors have invested in Colombia and the Bank aims to assist customers with these projects, to strengthen long-term relationships with people and companies in that country, and also to provide reassurance to our shareholders and investors by diversifying risks and earnings sources.

c.	Detail of Assets Acquired and Liabilities Assumed

1.	The fair values presented as of December 31, 2013, in the audited consolidated financial statements (see (1) in section 3.3 of the table below) were calculated on a provisional basis determined by qualified professionals that were independent from CorpBanca and subsidiaries (the Group) and its external auditors, as well as independent from each other.

2.

In accordance with IFRS 3 Business Combinations, if a business combination accounting is for incomplete, at the end of the accounting period in which the combination takes place the Group should report the provisional amounts of the incomplete items in its consolidated financial statements. During the measurement period, CorpBanca will retroactively adjust the provisional amounts recognized as of the date of acquisition to reflect the new information obtained

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

regarding the facts and circumstances that existed as of the date of acquisition that, had they been known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the acquirer will also recognize additional assets or liabilities if new information is obtained regarding facts and circumstances that existed as of the date of acquisition that, had they been known, would have resulted in recognition of these assets and liabilities as of that date. The measurement period will end as soon as the Group receives the information that it was looking for regarding the facts and circumstances that existed as of the date of acquisition or concludes that no more information can be obtained. However, the measurement period shall not exceed one year (in our case August 6, 2014) from the date of acquisition described above.

3.	During the measurement period, the Group retroactively adjusted the fair values determined on a provisional basis in accordance with IFRS 3. (see (2) of section 3.1 of the table below).

This had no impact on the Consolidated Statements of Income for the period 2013.

3.1	Fair Value of the Identifiable Assets and Liabilities of Helm Bank and Subsidiaries as of the Date of Acquisition (August 6, 2013):

		Fair Value Recognized at Acquisition Date		Amounts at Close of Measurement Period
		Provisional (1)	Definitive (2)
		MCh$	MCh$	MCh$
		(c.1, c.2, a)	(c.3)	(c.3)	Obs
Total net identifiable assets at fair value		364,233	360,042	(4,191)
Non-controlling interest at fair value		(1,485)	(1,485)	—	(b)
Intangible assets		146,384	142,201	(4,183)	(k)
Contingent liabilities		(3,703)	(1,054)	2,649	(h)
Net deferred taxes		(48,521)	(47,832)	689	(i)
Deferred taxes (mercantile loan)		31,585	27,990	(3,595)	(g)

Subtotal fair value	(i)	488,493	479,862	(8,631)

Goodwill arising in acquisition	(ii)	189,622	198,253	8,631	(c,e)

Total value of company	(i) + (ii)	678,115	678,115	—

Net cash received with subsidiary (including cash flows from investing activities)		349,245	349,245	—	(j)
Cash payment		(596,004)	(596,004)	—	(j)

Net cash disbursement	(i)	(246,759)	(246,759)	—

Liability for preferential shares	(ii)	(83,998)	(83,998)	—	(j)

Total value of company	(i) + (ii)	(330,757)	(330,757)	—

a.	This business combination was accounted for using the acquisition method as of the purchase date, which is the date on which control is transferred to the Group. The Bank obtains control in an investee when it has exposure, or rights, to variable returns from the investor’s involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. Potential voting rights that are currently enforceable or convertible were considered when evaluating control. Due to its interest in Helm Bank, CorpBanca has the following substantive rights:

✓	Voting rights in proportion to its interest in the companies.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

✓	The right to appoint or remove key members of management of the investees that have the ability to direct relevant activities.

✓	The right to assign or unassign investees so that they direct relevant activities.

✓	The right to direct the activities of subordinates for the benefit of the bank.

b.	CorpBanca decided to measure the non-controlling interest in the acquiree at fair value. This value was evaluated by applying the discounted cash flow method.

c.	The Group valued goodwill as of the acquisition date, taking into account the following factors:

✓	Fair value of the consideration transferred; less

✓	The recoverable amount of any non-controlling interest in the acquiree, plus

✓	If the business combination is performed in stages (not the case for our purposes), the fair value of the existing interests in the equity of the acquiree; less

✓	The net amount recognized (generally the fair value) of the identifiable assets acquired and the identifiable liabilities assumed.

d.	Regarding the preceding point, when the excess is negative, a gain on sale with advantageous conditions is recognized immediately in profit and loss (such was not the case with this business combination).

e.	The goodwill of MCh$ 198,253 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the entities’ assets and activities. This concept was not expected to be tax deductible. The final amount of goodwill determined by adjusting the fair value during the measurement period increased by MCh$ 8,631.

f.	As of the date of acquisition, the fair value of loans and receivables (including loans and advances to banks) totaled MCh$3,015,395 and their gross amount was MCh$ 3,142,532. None of these debtors are impaired and the Bank expects to collect the full amounts. In accordance with IFRS, the fair value of loans should be shown net of credit risk provisions. As of the date of acquisition of Helm Bank and subsidiaries, the fair value of those provisions was MCh$ 125,976, contained in Note 9 Loans and Advances to Banks (MCh$ 1,244) and Note 10 Loans to Customers, Net letter c) (MCh$ 124,732), which are presented separately in accordance with the SBIF Compendium of Accounting Standards.

g.	A deferred tax asset must be recognized as part of the purchase price allocation for the mercantile tax credit generated under Colombian regulations. This is based on a future tax benefit existing as of the transaction date to reduce the future income tax basis (i.e. this credit is likely to be recovered). This analysis is based on IAS 12 Income Taxes. The amount for this deferred tax for the mercantile tax credit is MCh$ 27,990.

h.	As of the date of acquisition, a contingent liability with a fair value of MCh$ 3,703 was determined as a result of legal contingencies. As of the date of the reporting period, the Bank reevaluated that contingent liability and determined variations in its value, giving a final amount of MCh$ 1,054.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

i.	The acquirer recorded and measured deferred tax assets and/or liabilities that arose from the aforementioned assets acquired and liabilities assumed in accordance with IAS 12. The acquirer accounted for the potential tax effects of temporary differences and tax compensations of the acquirees that existed as of the acquisition date, totaling MCh$47,832.

j.	The total consideration transferred in the transaction was MCh$ 596,004. Net cash received for cash flow purposes was MCh$ 246,759. In 2013 and 2014, the line item “Acquisition of Subsidiary Helm Bank, net of cash acquired” was added. This includes the net cash disbursement for the purchase of Helm Bank S.A. and subsidiaries, detailed as follows:

		2014	2013
		MCh$	MCh$
Helm Bank and subsidiaries		83,998	246,759
Helm Corredor de Seguros	(i)	—	8,685

Net cash disbursement for acquisition		83,998	255,444

(i)	Included in Section: Business Combination – CorpBanca Chile and Helm Corredor de Seguros S.A.

k.	The fair value of intangible assets (mainly related to customers and licenses for MCh$ 142,201) and their respective deferred taxes. See Note 13 Intangible Assets to these consolidated financial statements.

l.	The transaction did not include any agreements involving contingent considerations.

m.	Since the acquisition date, during the 2013 period Helm Bank and subsidiaries contributed MCh$ 67,927 to net interest income, MCh$ 12,753 to net fees and commissions, MCh$ 92,429 to net operating income and MCh$ 34,076 to before tax profit for the period. If the combination had occurred at the beginning of the period (January 1, 2013), net interest and adjustment income would have been MCh$ 280,981 and before tax profit for the period would have been MCh$ 62,001. In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

n.	The acquisition-related transaction costs of MCh$ 3,935, mainly for external legal fees and due diligence costs, are charged to administrative expenses in the Consolidated Statement of Income for the period and included within cash flows from operating activities in the Statement of Cash Flows.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

o.	Both the goodwill arising from the acquisition of a foreign business (the case of Helm and other group entities) as well as the fair value adjustments made to the carrying amount of the assets and liabilities must be treated as assets and liabilities of the same entity as a result of the acquisition of this business. In other words, they will be expressed in the same functional currency of the company (the Colombian peso) and will be converted at the closing exchange rate (COP to Ch$ exchange rate for parent company accounting purposes) in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates.

c)	Business Combination – Banco CorpBanca Chile and Helm Corredor de Seguros S.A.

a.	General Operating Aspects

As part of the transaction with Helm, Banco CorpBanca Chile, domiciled in Chile, acquired 80.00% of the shares with voting rights of Helm Corredor de Seguros S.A. (HCS). This company, created on January 16, 1985, is engaged in brokering insurance, under the supervision of the Colombian Financial Superintendency. It is domiciled in Bogota. This entity is not a subsidiary of Helm Bank S.A.

b.	Main Reasons for the Purchase

With this acquisition, CorpBanca seeks to expand regionally and simultaneously participate in the growing Colombian banking market as a complementary business whose potential is based on the sound economic perspectives of that country.

c.	Detail of Assets Acquired and Liabilities Assumed

The fair value of the identifiable assets and liabilities of Helm Corredores de Seguros S.A. as of the date of acquisition (August 6, 2013) was as follows:

		MCh$
Total net identifiable assets at fair value		4,030
Non-controlling interest at fair value		(2,278)
Intangible assets		1,797
Deferred taxes		(616)
Goodwill arising in acquisition		6,171
Contingent liabilities		—

Consideration transferred for acquisition		9,104

Net cash received with subsidiary (including cash flows from investing activities)	(i)	419
Cash payment	(ii)	(9,104)

Net cash disbursement	(i) + (ii)	(8,685)

d.	Important Matters Regarding the Acquisition

•	The same criteria as described for the business combination between CorpBanca Colombia and subsidiaries and Helm Bank and subsidiaries in sections c.1, c.2 and 3.3 letters a), b), c), d), i), j), k), l) and o) were applied for this transaction. No adjustments were made during the measurement period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	As of the acquisition date, no contingent liabilities were identified.

•	Since the acquisition date, during the 2013 period HCS contributed MCh$ 29 to net interest income, MCh$ 3,081 to net fees and commissions, MCh$ 3,111 to net operating income and MCh$ 901 to before tax profit for the period. If the combination had occurred at the beginning of the period (January 1, 2013), net interest and adjustment income of Banco CorpBanca Chile would have been MCh$ 457,716 and before tax profit for the period would have been MCh$ 232,600 (these amounts do not include the effects of the business combination with Helm and subsidiaries). In determining these amounts, management has assumed that the provisional fair value adjustments originated on the date of acquisition would have been the same had the acquisition occurred on January 1, 2013.

•	The goodwill of MCh$ 6,171 recognized as of the date of acquisition was attributed to expected synergies and other benefits arising from the combination of the assets and activities of HCS. Goodwill was not expected to be tax deductible.

The acquisition-related transaction costs, mainly legal fees and other external costs, were recognized by the parent company (CorpBanca Chile).

e.	Reconciliation of Carrying Amount of Goodwill.

Goodwill is tested annually to determine whether impairment exists (as of December 31, of each year) and when circumstances indicate that its carrying amount may be impaired. This impairment is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generating units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The following table reconciles the carrying amount of goodwill at the beginning and end of the period:

	2014	2013
	MCh$	MCh$
Opening balance	411,992	201,085
Accumulated impairment losses at beginning of period	—	—
Increase in goodwill due to acquisitions during the period (*)	—	195,793
Net exchange differences arising during the period	(34,443)	1,659
Amounts at close of measurement period (**)	8,631	13,455
Impairment losses recognized during the period	—	—

Closing balance	386,180	411,992

(*)	Goodwill Helm and subsidiaries (MCh$ 189,622) + Goodwill Helm Corredores de Seguros (MCh$ 6,171).
(**)	As of December 31, 2014, MCh$8,631 in adjustments for Helm Bank were determined as of the end of the measurement period; in the case of Helm Corredor de Seguros, no adjustments were made. As of December 31, 2013, adjustments of MCh$ 13,120 and MCh$ 335 correspond to CorpBanca Colombia and Citrust, respectively.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 13 - INTANGIBLE ASSETS

a)	As of December 31, 2014 and 2013, this account is detailed as follows:

As of December 31, 2014	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2014	Gross Balance	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$
Integrated banking system (1)	15	2	4,217	9,147	(6,074)	3,073
Computer software or systems	5	3	15,443	34,225	(22,243)	11,982
IT projects and licenses	7	7	23,332	35,186	(11,576)	23,610
Arising from business combination (*)			792,807	751,045	(32,593)	718,452
-Goodwill			411,992	386,180	—	386,180
-Licenses			50,567	46,797	—	46,797
-Trademarks	4	3	11,603	7,466	(1,703)	5,763
-Customer relationships	21	19	311,578	307,721	(29,871)	277,850
-Other intangible assets	6	4	7,067	2,881	(1,019)	1,862
Other projects	6	2	1,123	1,383	(723)	660

Total			836,922	830,986	(73,209)	757,777

As of December 31, 2013	Useful Life (Years)	Remaining Life (Years)	Net Assets as of 01/01/2013	Gross Balance	Accumulated Amortization	Net Assets
			MCh$	MCh$	MCh$	MCh$
Integrated banking system (1)	15	3	5,368	9,086	(4,869)	4,217
Computer software or systems	4	3	10,960	27,948	(12,505)	15,443
IT projects and licenses	8	6	12,074	30,527	(7,195)	23,332
Arising from Business Combination			459,879	811,364	(18,557)	792,807
-Goodwill			214,540	411,992	—	411,992
-Licenses			49,630	50,567	—	50,567
-Trademarks			1,246	11,603	—	11,603
-Customer relationships	17	16	191,991	329,022	(17,444)	311,578
-Other intangible assets	4	4	2,472	8,180	(1,113)	7,067
Other projects	6	4	1,025	1,703	(580)	1,123

Total			489,306	880,628	(43,706)	836,922

(1)	Integrated Banking System (IBS) is the Bank’s central operating system, which replaces the diverse operating systems used previously, providing one sole central system that supplies up-to-date information on customers for each of the business lines, calculating net income as well as the profitability of each product and customer segment.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Movements of gross intangible assets for the year ended December 31, 2014 and 2013, are detailed as follows:

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
January 1, 2014	9,086	27,948	30,527	811,364	1,703	880,628
Acquisitions	52	7,942	4,985	—	59	13,038
Retirements	(13)	(313)	(1)	—	(379)	(706)
Exchange differences	22	(1,352)	(325)	(60,319)	—	(61,974)
Other	—	—	—	—	—	—

Balances as of December 31, 2014	9,147	34,225	35,186	751,045	1,383	830,986

	2013	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
Balance as of January 1, 2013		9,056	14,455	15,543	453,857	1,356	494,267
Additions		19	14,197	15,119	343,974	436	373,745
Disposals		—	—	(135)	—	—	(135)
Exchange differences		—	—	—	13,533	—	—
Other		11	(704)	—	—	(89)	(782)

Balance as of December 31, 2013		9,086	27,948	30,527	811,364	1,703	880,628

c)	Movements of accumulated amortization of intangible assets for the year ended December 31, 2014 and 2013, are detailed as follows:

	2014	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
January 1, 2014		(4,869)	(12,505)	(7,195)	(18,557)	(580)	(43,706)
Amortization for the period		(1,203)	(10,427)	(4,381)	(21,628)	(147)	(37,786)
Exchange differences		(15)	681	—	7,592	—	8,258
Other		13	8	—	—	4	25

Balances as of December 31, 2014		(6,074)	(22,243)	(11,576)	(32,593)	(723)	(73,209)

	Integrated Banking System	Computer Software or Systems	IT Projects and Licenses	Arising from Business Combination	Other Projects	Total
January 1, 2013	(3,688)	(3,495)	(3,469)	(1,602)	(331)	(12,585)
Amortization for the period	(1,181)	(9,010)	(3,726)	(15,442)	(249)	(29,608)
Exchange differences	—	—	—	(1,513)	—	(1,513)
Other	—	—	—	—	—	—

Balances as of December 31, 2013	(4,869)	(12,505)	(7,195)	(18,557)	(580)	(43,706)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

d) As of December 31, 2014 and 2013, the Bank has made the following commitments to purchase intangible assets:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Licenses:
Microsoft	1,185	—
Business Object Borja Consultores Ltda.	—	981
Ingram Micro Chile S.A.	—	668

e)	Impairment

At each reporting date, Banco CorpBanca will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

The entity will conduct impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Impairment of goodwill is determined by evaluating the recoverable amount of each cash generating unit (or group of cash generated units) to which goodwill is allocated. Where the recoverable amount of the cash generating unit is less than its carrying amount, an impairment loss is recognized; goodwill acquired in a business combination shall be allocated as of the acquisition date among the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

In accordance with IAS 36 “Impairment of Assets”, annual impairment testing is required for a CGU to which goodwill has been allocated, and for intangible assets with indefinite useful lives at any time, as long as they are carried out at the same time each year. Different cash generating units and different intangible assets can be tested for impairment at different times during the year.

CorpBanca and subsidiaries conducted impairment testing for unamortized assets, including intangible assets that are still not in use, and concluded that no impairment exists.

137

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE	14 - PROPERTY, PLANT AND EQUIPMENT

a)	As of December 31, 2014 and 2013, this account is detailed as follows:

	Useful Life (Years)	Remaining Life (Years) (1)	Net Assets as of 01/01/2014	Gross Balance	Accumulated Depreciation	Net Assets
	MCh$		MCh$	MCh$	MCh$	MCh$
Buildings and land	21	17	74.406	83.239	(15.844)	67.395
Equipment	5	3	11.521	41.560	(27.080)	14.480
Other	10	5	12.315	24.427	(13.660)	10.767
- Furnishings			5.007	18.372	(11.278)	7.094
- Leased assets			1.542	1.542	(354)	1.188
- Other			5.766	4.513	(2.028)	2.485

Total			98.242	149.226	(56.584)	92.642

	Useful Life (Years)	Remaining Life (Years) (1)	Net Assets as of 01/01/2013	Gross Balance	Accumulated Depreciation	Net Assets
Buildings and land	21	18	47.067	86.452	(12.046)	74.406
Equipment	5	4	7.824	38.018	(26.497)	11.521
Other	9	4	10.195	22.854	(10.539)	12.315
- Furnishings			2.575	14.016	(9.009)	5.007
- Leased assets			1.896	2.250	(708)	1.542
- Other			5.724	6.588	(822)	5.766

Total			65.086	147.324	(49.082)	98.242

(1)	The useful life presented in the following tables is the residual useful life of the Bank’s property, plant and equipment based on the useful life established during the transition to IFRS (January 1, 2009). The total useful life was determined based on expected use given the quality of the original construction, the environment where the assets are located, the quality and extent of maintenance performed, and appraisals prepared by external specialists independent from the Bank.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Movements of gross property, plant and equipment for the years ended December 31, 2014 and 2013, are detailed as follows:

Gross Balance	Buildings and land	Equipment	Other	Total
January 1, 2014	86,452	38,018	22,854	147,324

Acquisitions	3,374	7,729	3,052	14,155
Retirements	(2,035)	(958)	(271)	(3,264)
Impairment of property, plant and equipment	—	(1,308)	—	(1,308)
Exchange differences	(4,552)	(1,921)	(1,208)	(7,681)
Other	—	—	—	—

Balances as of December 31, 2014	83,239	41,560	24,427	149,226

	Buildings and land	Equipment	Other	Total
January 1, 2013	56,587	31,186	21,939	109,712

Acquisitions	53,644	7,080	4,679	65,403
Retirements (*)	(20,240)	(47)	—	(20,287)
Exchange differences	470	121	129	720
Other	—	—	—	—

Balances as of December 31, 2013	86,452	38,018	22,854	147,324

(*)	Retirements for 2013 include sales of branches during 2013, detailed as follows:

Sales of Branches in 2013 (MCh$)
Month	Number of Branches	Sale	Carrying Amount		Gain
October	9	11,976	3,968		8,008
November	15	17,648	6,844		10,804
December	7	12,422	7,980		4,442

Total	31	42,046	18,792	(*)	23,254	(**)

(**)	The gain on the sales of branches is a part of the amount reflected in Note 32 a) for 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

c)	Movements of accumulated depreciation of property, plant and equipment for the years ended December 31, 2014 and 2013, are detailed as follows:

Accumulated Depreciation	Buildings and Land	Equipment	Other	Total
January 1, 2014	(12,046)	(26,497)	(10,539)	(49,082)

Depreciation for the period	(5,775)	(4,138)	(3,914)	(13,827)
Sales and/or retirements for the period	873	1,078	(133)	1,818
Exchange differences	1,104	2,477	926	4,507
Other	—	—	—	—

Balances as of December 31, 2014	(15,844)	(27,080)	(13,660)	(56,584)

	Buildings and Land	Equipment	Other	Total
January 1, 2013	(5,511)	(23,040)	(7,851)	(36,402)

Depreciation for the period	(6,535)	(3,457)	(2,688)	(12,680)
Sales and/or retirements for the period	—	—	—	—
Exchange differences	—	—	—	—
Other

Balances as of December 31, 2013	(12,046)	(26,497)	(10,539)	(49,082)

d)	As of December 31, 2014 and 2013, the Bank has operating lease agreements that cannot be terminated unilaterally. Information on future payments is detailed as follows:

Future Operating Lease Payments Land, Buildings and Equipment
	Less than 1 Year	Between 1 and 5 Years	More than 5 Years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2014	10,020	33,329	47,797	91,146
As of December 31, 2013	7,653	25,996	35,275	68,924

e)	As of December 31, 2014 and 2013, the Bank has finance lease agreements that cannot be terminated unilaterally. Information on future payments is detailed as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Future Finance Lease Payments Land, Buildings and Equipment
	Less than 1 Year	Between 1 and 5 Years	More than 5 Years	Total
	MCh$	MCh$	MCh$	MCh$
As of December 31, 2014	600	4	—	604
As of December 31, 2013	486	770	—	1,256

f)	As of December 31, 2014 and 2013, the Bank and its subsidiaries have no restrictions on property, plant and equipment. In addition, no property, plant and equipment have been given as a guarantee for compliance with any obligations. There are also no amounts owed by the Bank of property, plant and equipment as of the aforementioned dates.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 15 - CURRENT AND DEFERRED INCOME TAXES

a)	Current Taxes

As of each year end, the Bank has established a corporate income tax provision, determined in accordance with current tax laws. An income tax recovery of MCh$ 1,608 was recognized as of December 31, 2014, (MCh$ 45,158 of provision as of December 31, 2013), detailed as follows:

	As of December 2014	As of December 2013
	MCh$	MCh$
Income taxes	83,800	82,327

Less:
Monthly provisional tax payments	(80,044)	(32,879)
Property tax credit	(1,307)	(1,006)
Credits for training expenses	(760)	(394)
Donation credits	(1,261)	(519)
Other recoverable taxes	(2,036)	(2,371)

Taxes (recoverable) payable	(1,608)	45,158

b)	Income Tax Expense

The Bank’s tax expense recorded for the years ended December 31, 2014 and 2013, is detailed as follows:

	2014	2013
	MCh$	MCh$
Income Tax Expense:
Current year taxes	(83,800)	(82,327)

Credit (Charge) for Deferred Taxes:
Origin and reversal of temporary differences	1,190	19,601

Subtotal	(82,610)	(62,726)
Other	2,501	(1,104)

Net charge to profit (loss) for income taxes	(80,109)	(63,830)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

c)	Reconciliation of Effective Tax Rate

The following table reconciles the income tax rate to the effective rate applied to determine the Bank’s income tax expense for the years ended December 31, 2014 and 2013.

The nominal tax rates of the countries where consolidated subsidiaries are located are:

	2014	2013
Chile	21%	20%
Colombia	34%	34%
United States	34%	34%

	2014		2013
	Rate Tax	Amount	Rate Tax	Amount
	%	MCh$	%	MCh$
Calculation of Statutory Rate	21.0	72,397	20.0	46,348
Permanent and other differences (*)	2.6	8,983	4.4	10,136
Effect of rate change Chile (1)	(0.1)	(369)	—	—
Effect of rate change Colombia (2)	0.3	890	(0.04)	(82)
Intangible assets business combination	(5.4)	(18,496)	(3.7)	(8,531)
Effect of rates New York subsidiary (**)	0.2	704	0.6	1,422
Effect of rates Colombia (**)	4.6	16,000	6.2	14,537

	23.2	80,109	27.5	63,830

(1)	Law No. 20,455 of 2010 modified the corporate tax rate on profits obtained in 2011 and 2012, leaving the rate at 20% and 18.5%, respectively. However, Law 20,630 published in the Official Gazette on December 27, 2012, permanently increased the corporate income tax rate from its current rate of 18.5% to 20% for operations accounted for as of January 1, 2012.

In September 2014, Law 20,780 was published in the Official Gazette. The law modifies the income tax system in order to increase revenue collection to finance education reform, make taxation more equitable and improve the current tax system.

One of the most important changes introduced by the tax reform is the creation of two separate taxation systems in the Income Tax Law: the “attributed income” system and the “semi-integrated” system. This law also called for a gradual increase in the corporate income tax rate from 20% in 2013 to:

	2014	2015	2016
Rates	21%	22.5%	24%
Beginning in 2017, the applicable tax rate will depend on the tax system chosen. Taxpayers choosing the “Attributed Income” system will have a final rate of 25% while those choosing the “Semi-Integrated” system will have a transitory rate of 25.5% in 2017 and a final rate of 27% in 2018 and beyond.

The impact of this rate change on deferred taxes resulted in a credit to profit for the period of MCh$369.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(2)	In December 2014, Law 1,739 was published in Colombia. This new law modified both the Tax Statutes and Law 1,607 and also created mechanisms to prevent tax evasion.

Among the more important modifications introduced by the Colombian tax reform were a gradual and transitory increase in income taxes between 2015 and 2018. This modification will raise the income tax rate in Colombia from 34%, in effect for commercial year 2014, to:

	2015	2016	2017	2018
Rates	39%	40%	42%	43%

It will return to 34% in 2019 and beyond.

The impact of this rate change on deferred taxes resulted in a charge to profit for the period of MCh$890 (credit of MCh$82 in 2013 for the effect of the tax reform in Law 1,607 on December 26, 2012).

(*)	This line contains the effects of the variation in the observed dollar value that affects the valuation of the tax investment of companies in Colombia and the New York branch.

(**)	This line reflects the differences in tax rates in other jurisdictions, based on the Bank’s consolidated results.

d)	Effect of Deferred Taxes on Equity

Deferred taxes have been recognized with a charge or credit to other comprehensive income during the years ended December 31, 2014 and 2013, and are detailed as follows:

	As of December 31,
	2014	2013
	MCh$	MCh$
Financial investments available for sale	3,989	(911)
Variation in accounting hedges	281	1,410

Total credit for the year in O.C.I.	4,270	499

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

e)	Effect of Deferred Taxes

The effects of deferred taxes on the Bank’s assets and liabilities accounts are detailed as follows:

	As of December 31,
	2014			2013
	Asset	Liability	Net	Asset	Liability	Net
			MCh$	MCh$	MCh$	MCh$
Loan provisions	45,209	—	45,209	35,325	—	35,325
Accrued interest and indexation past due portfolio	4,038	—	4,038	3,401	—	3,401
Unaccrued price difference	78	—	78	93	—	93
Personnel provisions	7,190	—	7,190	4,834	—	4,834
Miscellaneous provisions	14,336	—	14,336	9,421	—	9,421
Subsidiary tax loss	6,205	—	6,205	3,553	—	3,553
Net tax value of amortizable assets	10,863	—	10,863	6,832	—	6,832
Depreciation of property, plant and equipment	—	(6,465)	(6,465)	—	(5,639)	(5,639)
Lease division and others	—	(2,867)	(2,867)	—	(5,817)	(5,817)
Market value of financial instruments	—	(57,265)	(57,265)	—	(42,147)	(42,147)
Intangible assets CorpBanca Colombia	—	(108,342)	(108,342)	—	(122,446)	(122,446)
Intangible assets mercantile credit CorpColombia	24,150	—	24,150	26,100	—	26,100
Other	1,432	(5,995)	(4,563)	3,373	(3,418)	(45)

Total asset (liability), net	113,501	(180,934)	(67,433)	92,932	(179,467)	(86,535)

f)	Effect of Joint Ruling 3,478 (SBIF) and 47 (Chilean Internal Revenue Service)

The information presented does not include neither the operations of entities that are consolidated in the financial statements nor factoring or lease transactions but only those of the taxpaying Bank as of December 31, 2014 and 2013.

Total book and tax basis assets must be reported, notwithstanding the fact that the operations are not related to each other or they do not correspond to what should be included in the columns of the past-due portfolio. The Company details these operations as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

A. Loans to Customers as of 12.31.2014	Carrying Amount of Assets MCh$	Tax Value of Assets
		Total MCh$	Past-Due Loans with Guarantee MCh$	Past-Due Loans without Guarantee MCh$
Commercial loans	6,397,446	6,415,016	28,375	24,947
Mortgage loans	1,742,011	1,742,011	329	151
Consumer loans	575,350	575,350	3,228	1,277

B. Provisions for Past-Due Portfolio	Balance as of 12.31.2013 MCh$	Charge-Offs Against Provisions MCh$	Provisions Established MCh$	Provisions Released MCh$	Balance as of 12.31.2014 MCh$
Commercial loans	16,632	11,578	45,031	25,138	24,947
Mortgage loans	116	0	436	401	151
Consumer loans	1,285	3,429	8,012	4,591	1,277

C. Direct Charge-Offs and Recoveries	MCh$	D. Application of Art. 31, No. 4, Paragraphs 1 and 3	MCh$
Direct charge-offs Art. 31, No. 4, paragraph 2	21,346	Charge-offs, paragraph 1	—
Relief that gave rise to release of provisions	—	Relief, paragraph 3	—
Recovery or renegotiation of charged-off loans	13,242

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

A. Loans to Customers as of 12.31.2013	Carrying amount of assets MCh$	Tax value of assets
		Total MCh$	Past-Due Loans with Guarantee MCh$	Past-Due Loans without Guarantee MCh$
Commercial Loans	5,379,354	5,396,360	13,333	16,632
Mortgage Loans	1,541,434	1,541,434	3,329	116
Consumer Loans	514,551	514,551	451	1,285

B. Provisions for Past-Due Portfolio	Balance as of 12.31.2012 MCh$	Charge-offs against provisions MCh$	Provisions established MCh$	Provisions released MCh$	Balance as of 12.31.2013 MCh$
Commercial Loans	15,717	12,146	28,532	15,471	16,632
Mortgage Loans	157	2	228	267	116
Consumer Loans	1,145	3,887	7,219	3,192	1,285

C. Direct charge-offs and recoveries	MCh$	D. Application of Art. 31, No. 4, paragraphs 1 and 3	MCh$
Direct charge-offs Art. 31, No. 4, paragraph 2	27,496	Charge-offs, paragraph 1	—
Relief that gave rise to release of provisions	—	Relief, paragraph 3	—
Recovery or renegotiation of charged-off loans	13,599

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 16 - OTHER ASSETS

a)	As of December 31, 2014 and 2013, this account is detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Leased assets (5)	57,022	46,768
Assets awarded and recovered (6)	1,962	1,907
Assets received in lieu of payment	8,577	185
Provisions for assets received in lieu of payment	(7,995)	(63)
Assets awarded in court-ordered public auction	1,380	1,785
Other assets	352,990	242,003
Lease prepayments (1)	18,157	19,067
Accounts and notes receivable (2)	118,959	101,087
Prepaid expenses (3)	34,397	20,952
Projects in development (4)	32,899	24,688
Notes in clearance from banks without local offices	11,697	1,213
Threshold effect guarantees (7)	115,949	50,832
Other	20,932	24,164

Total	411,974	290,678

(1)	Leases prepaid by SMU S.A. for ATM space. (See Note 33, letter b) to these financial statements.)
(2)	This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending collections.
(3)	It incorporates payments made for different services that will be received (leases, insurance and others) that have not yet been provided.
(4)	IT projects and other projects in progress.
(5)	Property, plant and equipment to be given under finance lease.
(6)	Assets received in lieu of payment are assets received as payment of past-due debts of customers. The set of assets held by the Bank that were acquired in lieu of payment should at no time exceed 20% of the Bank’s regulatory capital. These assets currently represent 0.01% (0.01% as of December 31, 2013) of the Bank’s regulatory capital.

Assets awarded in court-ordered auctions are assets that have been awarded in court-ordered auctions to pay debts previously contracted with the Bank. Assets awarded in court-ordered auctions are not subject to the previously mentioned margin. These properties are kept for sale. For the majority of the assets, the Bank expects to complete the sale within one year from the date on which the asset was received or acquired. If the asset is not sold during the course of a year, it must be charged off.

Provisions are also recorded for the difference between the initial value of these assets and their realizable value when the former is greater.

(7)	Guarantees for financial transactions.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Movements in the provision for assets received or awarded in lieu of payment for the years ended December 31, 2014 and 2013, are detailed as follows:

Provisions for Assets Received in Lieu of Payment
MCh$

Balance as of January 1, 2014	63

Provisions released	(114)
Provisions established	630
Opening balance Colombia	8,915
Exchange differences	(1,499)

Balance as of December 31, 2014	7,995

Balance as of January 1, 2013	71

Provisions released	(678)
Provisions established	670

Balance as of December 31, 2013	63

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 17 - DEPOSITS AND OTHER DEMAND OBLIGATIONS AND BORROWINGS

As of December 31, 2014 and 2013, this account is detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
a) Current Accounts and Other Demand Deposits

Current accounts	1,671,220	1,468,622
Other demand deposits and accounts	2,067,625	1,737,779
Payments in advance from customers	86,029	138,312
Other demand balances payable	130,074	106,670

Total	3,954,948	3,451,383

b) Savings Accounts and Time Deposits

Time deposits	7,950,992	7,273,216
Term savings accounts	31,556	32,630
Other term balances payable	94,418	31,857

Total	8,076,966	7,337,703

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 18 - BORROWINGS FROM FINANCIAL INSTITUTIONS

a)	As of December 31, 2014 and 2013, borrowings from financial institutions are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Loans from Foreign Financial Institutions
Standard Chartered Bank	107,236	168,621
Commerzbank AG	120,861	91,908
Wells Fargo Bank, N.A.	146,362	91,170
Citibank N.A.	137,745	84,171
Findeter S.A - Financiera del Desarrollo Territorial	69,322	80,372
Sumitomo Mitsui Banking Corporation	84,907	74,049
Bancoldex S.A - Banco de Comercio Exterior de Colombia S.A	41,209	59,821
ING Bank N.V Amsterdam	442	54,095
Bank of America, N.A.	60,779	49,182
Bladex Pamana	5,445	44,797
Deutsche Bank	—	42,696
Bank of Montreal	84,693	31,571
Banco de la Producción S.A. Produbanco	2,427	28,463
Wachovia Bank N.A.	—	26,049
Corporacion Andina de Fomento	30,333	26,003
Bank of New York	29,484	25,794
Bank of Nova Scotia	33,239	21,056
Toronto Dominion Bank	—	20,181
Royal Bank of Scotland	27,078	18,424
Mercantil Commercebank, N.A	23,965	15,266
Banco Crédito del Peru	21,201	13,168
HSBC England	27,078	13,160
HSBC USA	30,086	—
Banco Latinoamericano del Exterior SA	—	10,573
Fifth Third Bank	—	10,566
JPMorgan Chase & Co.	—	10,528
OCBC Bank	24,069	21,056
Bancolombia	8,512	9,405
Swedbank	—	7,911
Banco del Estado Chile New York	30,470	5,264
Banco de Bogota	6,058	1,505
Finagro	10,044	2,525
Taiwan Cooperative Bank	—	7,897
Banco Aliado S.A.	6,060	1,053
Banco de Occidente	—	1,492
Banco República	393	—
Helm Bank Panama New York	12,111	5,266
Banque Nationale Du Canada	30,086	5,264
Mizuho	30,086	—
Bank of Taiwan	21,938	4,231
Bank of Tokyo Mitsubishi	30,086	—
BNP Paribas	30,086	—
Other banks	108,032	89,287

Subtotal	1,431,923	1,273,840

Total	1,431,923	1,273,840

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Borrowings from Financial Institutions by Maturity:

	December 31, 2014	December 31, 2013
	MCh$	MCh$
Maturing within 1 year	934,076	1,149,147
Maturing between 1 and 2 years	384,363	26,053
Maturing between 2 and 3 years	26,961	16,820
Maturing between 3 and 4 years	17,263	12,531
Maturing between 4 and 5 years	11,073	19,324
Maturing after 5 years	58,187	49,965

Total	1,431,923	1,273,840

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 19 - DEBT INSTRUMENTS ISSUED AND OTHER FINANCIAL OBLIGATIONS

As of December 31, 2014 and 2013, this account is detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Debt Issued
Letters of credit	98,444	118,489
Senior bonds	2,078,358	1,521,952
Subordinated bonds	902,248	774,116

Subtotal	3,079,050	2,414,557

Other Financial Obligations
Public-sector obligations	5,378	7,458
Other Chilean obligations	8,673	8,227
Foreign obligations	1,371	1,122

Subtotal	15,422	16,807

Total	3,094,472	2,431,364

Debt classified as short term includes demand obligations or obligations that will mature in less than one year. All other debt is classified as long term, debt issued is detailed as follows:

By Maturity	As of December 31, 2014
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$
Letters of credit	81,330	17,114	98,444
Senior bonds	1,858,576	219,782	2,078,358
Subordinated bonds	902,248	—	902,248

Debt issued	2,842,154	236,896	3,079,050

Other financial obligations	5,161	10,261	15,422

	As of December 31, 2013
	Long-Term	Short-Term	Total
	MCh$	MCh$	MCh$
Letters of credit	98,859	19,630	118,489
Senior bonds	1,464,497	57,455	1,521,952
Subordinated bonds	774,116	—	774,116

Debt issued	2,337,472	77,085	2,414,557

Other financial obligations	7,317	9,490	16,807

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following tables provide further detail on each debt instrument as of December 31, 2014 and 2013:

a)	Letters of Credit

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Expiring within 1 year	17,114	19,630
Expiring between 1 and 2 years	10,100	15,187
Expiring between 2 and 3 years	10,776	11,040
Expiring between 3 and 4 years	9,133	11,513
Expiring between 4 and 5 years	8,302	9,186
Expiring in more than 5 years	43,019	51,933

Total letters of credit	98,444	118,489

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Senior Bonds

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
BCORAD0710	50,209	23,069
BCORAE0710	250,420	94,336
BCORAF0710	153,013	—
BCORAG0710	74,969	121,828
BCORAI0710	118,391	111,246
BCOR-J0606	14,547	47,066
BCOR-L0707	99,961	113,310
BCOR-O0110	23,103	22,966
BCOR-P0110	23,875	23,917
BCOR-Q0110	119,998	—
BCOR-R0110	126,487	236,526
BCORUSD0118	439,350	143,288
BCORUSD0919	450,959	382,465
Fixed-rate financial bonds	—	3,333
UVR financial bonds	13,456	14,210
DTF financial bonds	2,898	471
IBR financial bonds	—	24,293
CPI financial bonds	116,722	159,628

Total senior bonds	2,078,358	1,521,952

Senior bond maturities are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Maturing within 1 year	219,782	57,455
Maturing between 1 and 2 years	282,611	212,046
Maturing between 2 and 3 years	282,109	280,038
Maturing between 3 and 4 years	552,030	270,054
Maturing between 4 and 5 years	472,092	422,305
Maturing in more than 5 years	269,734	280,054

Total senior bonds	2,078,358	1,521,952

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(c)	Subordinated Bonds

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
UCOR-V0808	131,270	124,174
UCOR-Y1197	7,847	8,076
UCOR-Z1197	18,259	18,785
UCORAA0809	120,261	113,915
UCORBF0710	12,098	11,435
UCORBI0710	29,372	27,817
UCORBJ0710	130,053	122,899
UCORBL0710	102,059	96,646
UCORBN0710	75,078	71,015
UCORBP0710	35,311	33,379
Series B in US$	104,318	—
Series A (*)	9,692	1,923
Series B (*)	62,612	75,070
Series AS10 (*)	26,629	28,694
Series AS15 (*)	37,389	40,288

Total subordinated bonds	902,248	774,116

(*)	Debt instruments issued by Banco CorpBanca Colombia.

Subordinated bond maturities are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Maturing within 1 year	—	—
Maturing between 1 and 2 years	9,692	—
Maturing between 2 and 3 years	36,250	10,340
Maturing between 3 and 4 years	—	66,482
Maturing between 4 and 5 years	26,361	—
Maturing in more than 5 years	829,945	697,294

Total subordinated bonds	902,248	774,116

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

d)	Other Financial Obligations

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Maturing within 1 year	1,588	1,263
Maturing between 1 and 2 years	—	552
Maturing between 2 and 3 years	268	125
Maturing between 3 and 4 years	709	386
Maturing between 4 and 5 years	—	734
Maturing in more than 5 years	4,184	5,520

Total long-term financial obligations	6,749	8,580

Short-term obligations:
Amounts due to credit card operators	8,673	8,227
Other	—	—

Total short-term financial obligations	8,673	8,227

Total other financial obligations	15,422	16,807

As of December 31, 2014 and 2013, the Bank has not defaulted on principal, interest or other payments related to its debt instruments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 20 - PROVISIONS

As of December 31, 2014 and 2013, the Bank has recorded the following provisions:

a)	Provisions for Contingent Loans

Provisions established as of December 31, 2014 and 2013 for contingent loans are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Guarantors and pledges	3,801	2,675
Documentary letters of credit	236	468
Bank guarantees	4,558	4,314
Unrestricted lines of credit	6,832	5,411
Other contingent loans	116	519
Other	2,328	108

Total provisions for contingent loans	17,871	13,495

b)	Other Provisions

The following provisions are recorded in liabilities as of December 31, 2014 and 2013:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Provisions for employee benefits and compensation	85,965	80,801
Provision for minimum dividends	113,130	77,547
Contingent credit risk provisions	17,871	13,495
Provisions for contingencies (*)	5,195	10,584
Country risk provisions	4,849	4,779

Total	227,010	187,206

(*)	As of December 31, 2014 and 2013, this includes additional provisions of MCh$ 4,000.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

c)	The following table details the movements in provisions during 2014 and 2013:

	PROVISIONS FOR
	Employee Benefits and Compensation	Minimum Dividends	Contingent Loan Risk	Country Risk and Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2014	80,801	77,547	13,495	15,363	187,206
Provisions established	24,044	113,130	11,142	982	149,298
Provisions released	(18,341)	(77,547)	(6,220)	(4,345)	(106,453)
Other movements	(539)	—	(546)	(1,956)	(3,041)

Balances as of December 31, 2014	85,965	113,130	17,871	10,044	227,010

	PROVISIONS FOR
	Employee Benefits and Compensation	Minimum Dividends	Contingent Loan Risk	Country Risk and Contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2013	62,787	60,040	7,213	9,810	139,850
Provisions established	56,194	77,547	7,060	2,755	143,556
Provisions released	(51,769)	(60,040)	(6,514)	(1,275)	(119,598)
Acquisition Helm	11,231	—	5,661	493	17,385
Other movements	2,358	—	75	3,580	6,013

Balances as of December 31, 2013	80,801	77,547	13,495	15,363	187,206

d)	Provisions for employee benefits and compensation

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Employee termination provision	37,899	44,086
Provision for other employee benefits	40,426	29,437
Vacation accrual	7,640	7,278

Total	85,965	80,801

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 21 - OTHER LIABILITIES

As of December 31, 2014 and 2013, this account is detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Accounts payable for Helm TOB (4)	—	83,998
Accounts and notes payable (1)	160,050	61,030
Dividends payable	266	307
Unearned revenue	6,993	6,000
Hedge valuation adjustments (2)	—	1,010
Miscellaneous payables	15,544	5,987
Provision for commissions and consulting fees	914	1,212
Threshold effect guarantees (3)	204	19,110
Equity tax payable	—	3,057
Funds applicable	23,829	—
Other liabilities	2,916	3,796

Total	210,716	185,507

(1)	This consists of obligations that fall outside the Bank’s line of business such as withholding taxes, social security payments, credits on materials purchases, credits on or obligations for lease agreements to acquire property, plant or equipment, or provisions for expenses pending payment.
(2)	This corresponds to a fair value adjustment of items hedged with fair value hedges.
(3)	Guarantees for financial transactions.
(4)	Accounts payable for the Helm TOB (see detail in Note 12 Investments in Other Companies, letter b).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 22 - CONTINGENCIES, COMMITMENTS AND RESPONSIBILITIES

a)	Commitments and Responsibilities Accounted for in Off-Balance-Sheet Memorandum Accounts:

The Bank, its subsidiaries and its foreign branch record the following balances related to commitments and responsibilities that fall within its line of business in off-balance-sheet memorandum accounts:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
CONTINGENT LOANS	3,191,435	2,751,929
Guarantees and surety bonds	182,894	200,759
Guarantees and surety bonds in Chilean currency	—	—
Guarantees and surety bonds in foreign currency	182,894	200,759
Confirmed foreign letters of credit	329	15,762
Issued documentary letters of credit	58,695	99,031
Bank guarantees	826,235	761,728
Interbank guarantee letters	—	—
Immediately available credit lines	1,592,026	1,399,496
Other loan commitments	531,256	275,153
Other contingent loans	—	—
TRANSACTIONS ON BEHALF OF THIRD PARTIES	1,714,376	1,279,978
Collections	10,811	22,602
Collections in foreign countries	5,184	13,607
Collections in Chile	5,627	8,995
Placement or sale of financial instruments	—	—
Placement of publicly-traded securities	—	—
Sale of letters of credit for bank operations	—	—
Sale of other instruments	—	—
Transferred financial assets managed by the Bank	370,791	230,511
Assets assigned to insurance companies	35,469	37,156
Securitized assets	—	—
Other assets assigned to third parties	335,322	193,355
Third-party resources managed by the Bank	1,332,774	1,026,865
Financial assets managed on behalf of third parties	1,332,774	1,026,865
Other assets managed on behalf of third parties	—	—
Financial assets acquired in Bank’s name	—	—
Other assets acquired in Bank’s name	—	—
SECURITIES CUSTODY	493,698	536,341
Securities in custody held by the Bank	118,321	113,895
Securities deposited in other entities	284,594	334,752
Instruments issued by the Bank	90,783	87,694
Time deposit promissory notes	90,783	87,694
Letters of credit for sale	—	—
Other documents	—	—
COMMITMENTS	—	—
Guarantees for underwriting transactions	—	—
Commitments to acquire assets	—	—

Total	5,399,509	4,568,248

The preceding table only includes the most significant balances.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Pending Litigation

b.1)	CorpBanca

As of the date of issuance of these financial statements, there are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of December 31, 2014, it has recorded provisions of MCh$ 207 (MCh$ 239 as of December 31, 2013).

b.2)	CorpBanca Corredores de Bolsa S.A.

According to the Bank’s Legal Services Division, as of December 31, 2014 and 2013, this company does not have any pending lawsuits that represent a risk of significant loss for the Bank.

As of December 31, 2014, the subsidiary had MCh$ 212 in doubtful accounts related to customer management. In the opinion of the Bank’s general counsel, not recovering the amounts owed could result in a loss for the Bank. Therefore, the subsidiary has recorded a provision of MCh$212 in its financial statements.

Before the Fifth Criminal Court of Santiago, in fraud case No. 149913-7, as part of a criminal suit filed by Banco del Estado de Chile, to which CorpBanca Corredores de Bolsa S.A. is not party, the court seized (in the Company’s opinion, improperly) Time Deposit No. 00243145 for MCh$ 43 (historical pesos) that Concepción S.A. Corredores de Bolsa, now CorpBanca Corredores de Bolsa S.A., had acquired from its initial beneficiary, because it was considered corpus delicti. This time deposit is fully provisioned in the Company’s financial statements and is presented net of the provision in notes and accounts receivable.

b.3)	CorpBanca Administradora General de Fondos

On April 15, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-17811-2012, seeking compensation for damages due to an alleged breach of contractual liability. Compensation sought amounts to MCh$138. On March 6, 2014, the court ruled that the proceedings had been abandoned. This ruling became final on March 21, 2014. Therefore, this case is currently closed.

On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-9302-2013. The lawsuit petitions the court to render null and void four mutual fund investment agreements. As a result of the annulment, the plaintiff is requesting that the subsidiary be sentenced to /i/ return all funds invested in the four mutual fund investment agreements; /ii/ pay for lost profits valued at MCh$100, which is equivalent to the money that the plaintiff would have invested in fixed income mutual fund units as of the date of filing the lawsuit; and /iii/ pay the plaintiff the sum of MCh$50 for moral damages. On December 1, 2014, the first instance ruling was issued, partially accepting the lawsuit by declaring the agreements null and void and ordering the subsidiary to refund the sum of MCh$513 for the money handed over to invest. The ruling rejected the petition for lost profits and moral damages filed by the plaintiff.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Management has estimated a possible loss of MCh$9,928.

b.4)	Banco CorpBanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, labor and administrative proceedings. Of the 160 outstanding civil and administrative proceedings, 124 are related to banking operations and 36 to ownership of leased assets. Compensation sought amounts to approximately MCh$38,850. Of these proceedings, the probability of loss is remote in 126 cases, possible in 20 cases and probable in 14 cases. Provisions for those proceedings classified as probable in accordance with IAS 37 total MCh$4,599.

The proceedings classified as probable include one class action suit from 2014 that affects the entire financial sector. No court proceedings, adverse rulings or complaints were filed that, given their amount, might materially affect the Bank’s capital. The common legal proceedings or processes that affect most of the financial sector will not necessarily be ruled on in 2014, but perhaps in subsequent years. Particularly because of the portfolio sales by Banco CorpBanca Colombia (formerly Banco Santander), which make its particular situation different from other banks that are party to the lawsuit, it is difficult to quantify the status of these proceedings and impossible to determine the financial implications.

There are 121 labor proceedings seeking a total of MCh$2,011, for which MCh$1,280 has been provisioned, equivalent to 61%. Of these, the probability of loss is remote in 43 cases and probable in 55 cases.

There are lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Division, present no risk of significant loss. Nevertheless, as of December 31, 2014, it has recorded provisions of MCh$ 3,642 (MCh$ 2,209 as of December 31, 2013).

b.6)	Other Companies Included in Consolidation

As of December 31, 2014 and 2013, the following companies do not have any pending lawsuits that represent a risk of significant loss for the Bank:

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch.

•	SMU CORP S.A.

•	CorpBanca Investment Trust Colombia S.A.

•	CorpBanca Securities Inc.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

c)	Contingent Loans

The following table contains the amounts for which the Bank is contractually obliged to provide loans and the amount of credit risk provisions established:

	As of December 31,	As of December 31,
	2014	2013
	MCh$	MCh$
Ensorsements and surety bonds	182,894	200,759
Documentary letters of credit	58,695	99,031
Confirmed foreign letters of credit	329	15,762
Bank guarantees	826,235	761,728
Available amounts of credit lines and credit cards	1,592,026	1,399,496
Student loans (Law No. 20,027)	493,824	224,265
Other	37,432	50,888

Subtotal (Note 22)	3,191,435	2,751,929
Provisions for contingent loans (Note 20)	(17,871)	(13,495)

Total	3,173,564	2,738,434

d)	Responsibilities

d.1)	CorpBanca

The Bank and its subsidiaries have the following responsibilities arising from the normal course of business:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Documents in collections	10,811	22,602
Transferred financial assets managed by the Bank	370,791	230,511
Third-party resources managed by the Bank	1,332,774	1,026,865
Securities custody	493,698	536,341

Total	2,208,074	1,816,319

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

d.2)	CorpBanca Corredores de Bolsa

The subsidiary CorpBanca Corredores de Bolsa S.A. presents the following information regarding securities in custody:

As of December 31, 2014

	Domestic			Foreign
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other	Total
Custody services for unrelated third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	246,706	48,020	—	1	—	—	294,727
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	246,706	48,020	—	1	—	—	294,727

Percentage in custody of CSD (% )	95.66%	99.34%	—	100.00%	—	—	96.26%

As of December 31, 2013

	Domestic			Foreign
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other	Total
Custody services for unrelated third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	303,546	41,866	—	—	—	—	345,412
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	303,546	41,866	—	—	—	—	345,412

Percentage in custody of CSD (% )	96.23%	99.94%	—	—	—	—	96.68%

As of December 31, 2014

	Domestic			Foreign
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other	Total
Custody services for related third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	886	—	—	—	—	—	886
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	886	—	—	—	—	—	886

Percentage in custody of CSD (% )	100.00%	—	—	—	—	—	100.00%

As of December 31, 2013

	Domestic			Foreign
	Variable	Fixed & Money Mkt	Other	Variable	Fixed & Money Mkt	Other	Total
Custody services for related third parties	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Custody without asset management	799	—	—	—	—	—	799
Portfolio management	—	—	—	—	—	—	—
Voluntary pension savings management	—	—	—	—	—	—	—

Total	799	—	—	—	—	—	799

Percentage in custody of CSD (% )	100.00%	—	—	—	—	—	100.00%

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

d.3)	CorpBanca Corredores de Seguros

In order to comply with Art. 58, letter d) of DFL 251 of 1930, which states, “Insurance Brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Superintendency of Securities and Insurance, in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties that contract policies through the brokerage house”, the Company renewed the following policies, taking effect April 15, 2014, and expiring April 14, 2015, through Consorcio Nacional de Seguros S.A.:

Policy	Insured Item	Amount Insured (UF)
10026223	Civil Liability	60,000
10026220	Guarantee	500

e)	Guarantees Granted

e.1)	CorpBanca

Assets provided as guarantees:

	As of December 31,	As of December 31,
	2014	2013
	MCh$	MCh$
Assets provided as guarantees	17,235	13,663

Total	17,235	13,663

e.2)	CorpBanca Corredores de Bolsa S.A.

Direct Commitments. As of December 31, 2014 and 2013, the Company does not have any direct commitments.

Real Guarantees in Assets Established in Favor of Third-Party Obligations. As of December 31, 2014 and 2013, the Company does not have any real guarantees in assets established in favor of third parties.

Personal Guarantees. As of December 31, 2014 and 2013, the Company has not granted any personal guarantees.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Operating Guarantees

In compliance with articles 30 and 31 of Law No. 18,045 (Securities Market Law), the Company has established a guarantee of UF 4,000 expiring on April 22, 2016, through Compañía de Seguros de Crédito Continental S.A., designating the Santiago Stock Exchange as the creditors’ representative.

On October 29, 2013, an employee dishonesty insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring October 29, 2014.

On November 29, 2014, an employee dishonesty insurance policy with MUS$10 in coverage was purchased from ORION SEGUROS GENERALES, expiring November 28, 2015.

This subsidiary maintains shares in the stock exchanges to guarantee simultaneous operations for MCh$13,347 (MCh$10,887 in December 2013).

The Bank has established guarantees for US$100,000 equivalent to MCh$61 and US$30,137.69 equivalent to MCh$18, (US $100,000 equivalent to MCh$53 and US$30,137.69 equivalent to MCh$16 in December 2013), to guarantee transactions with foreign traders Pershing and Corp FX, respectively. The latter is a Chilean company engaged primarily in purchasing and selling financial assets on its own or on behalf of third parties and, in general, carrying out any type of purchase and sale transaction, arbitrage and/or any transaction or operation involving any monetary and/or financial assets, expressly including derivative contracts (swaps, forwards, options and/or arbitrage) for any type of underlying asset, in addition to receiving guarantees for the contracts and operations mentioned above, and accepting any type of mandate for these transactions involving any type of asset over which these guarantees are established.

The Company has fixed income instruments and cash deposits in the Santiago Stock Exchange to guarantee transactions in the Securities Settlement and Clearing House that totaled MCh$3,878 and MCh$795, respectively as of December 31, 2014 (MCh$2,766 and MCh$1,378 in December 2013, respectively).

e.3)	CorpBanca Administradora General de Fondos S.A.

On October 9, 2012, CorpBanca Administradora General de Fondos S.A. issued a bank guarantee from Banco Santander to guarantee faithful and timely compliance of portfolio management obligations and payment of employment and social security obligations for the contracting party’s employees, expiring on March 31, 2016. The amount of the guarantee is UF 15,000.0000, equivalent in pesos to the total in UF as of the date of payment and without interest in favor of the Chilean Development Corporation, Taxpayer ID 60,706,000-2.

On October 29, 2013, CorpBanca Administradora General de Fondos S.A. purchased a bankers blanket bond with Compañía Orion Seguros Generales, to insure itself against employee dishonesty, expiring October 29, 2014. The policy provides coverage of MUS$ 5.0 per claim and an annual aggregate of MUS$ 10.0.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

On October 29, 2014, CorpBanca Administradora General de Fondos S.A. extended the employee dishonesty insurance policy it had with Orion Seguros Generales until November 29, 2014.

On November 29, 2014, an employee dishonesty insurance policy with coverage of MUS$ 5.0 per claim and an annual aggregate of MUS$ 10.0 was purchased from Compañía de Seguros Orion S.A., expiring November 28, 2015.

e.4)	Other Companies Included in Consolidation

As of December 31, 2014 and 2013, the following companies have not granted any guarantees that must be disclosed in these financial statements:

•	CorpBanca Asesorías Financieras S.A.

•	CorpBanca Corredores de Seguros S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch.

•	SMU CORP S.A.

•	Banco CorpBanca Colombia and Subsidiaries.

•	Helm Bank and Subsidiaries

•	CorpBanca Securities Inc.

f)	Other Obligations

f.1)	CorpBanca

•	The Bank is authorized to transfer to its customers any obligations for deferred customs duties arising from imports of leased assets. These transfers take place with prior authorization from the National Customs Service. As of December 31, 2014 and 2013, the Bank has not transferred any customs duties obligations to its customers.

As of December 31, 2014, lease agreements for assets that have not been delivered amounted MCh$90,122 (MCh$99,663 in December 2013).

f.2)	CorpBanca Administradora General de Fondos S.A.

On December 19, 2013, the Chilean Treasury seized the funds deposited in account No. 1244905 at CorpBanca that the Company had in that bank for a past due tax debt for MCh$22, according to Administrative File 10305-2013 (Las Condes). The debt arose because of an error by the entity responsible for sending the tax payment charged by the Internal Revenue Service.

On December 27, 2013, the debt was paid and the Company filed a motion to release the seized assets.

On February 7, 2014, the seized assets were released into account No. 1244905 at CorpBanca.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

f.3)	Other Companies Included in Consolidation

As of December 31, 2014 and 2013, the following companies have no other obligations that must be disclosed in these financial statements:

•	CorpBanca Corredores de Bolsa S.A.

•	CorpBanca Asesorías Financieras S.A.

•	CorpLegal S.A.

•	CorpBanca New York Branch.

•	SMU CORP S.A.

•	Banco CorpBanca Colombia and Subsidiaries.

•	CorpBanca Securities Inc.

•	Helm Bank and Subsidiaries

g)	Sanctions

g.1)	CorpBanca Corredores de Bolsa S.A.

During the years ended December 31, 2014 and 2013, the Company and/or its Chief Executive Officer received the following sanctions:

The Company received a penalty from the Best Practices Committee of the Santiago Stock Exchange via a Ruling dated October 4, 2013, and notified on October 9, 2013, in case number 64-2012, regarding 24 advances for simultaneous operations as indicated in the “Specific Audit Report of Matching of Custody and Simultaneous Operations of CorpBanca Corredores de Bolsa S.A. as of February 29, 2012”, dated June 6, 2012. This committee fined the Company 300 UF. The fine was paid on time.

CCLV Penalties as of December 31, 2014:

On October 14, 2014, the Company was fined 50 UF by the CCLV for hedging of net seller positions during the verification period.

On October 3, 2014, the Company was sanctioned by the CCLV for hedging of net seller positions during the complement period.

On August 21, 2014, the Company was fined 12.2 UF by the CCLV for hedging of net seller positions during the extraordinary period.

On July 22, 2014, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On July 1, 2014, the Company was sanctioned by the CCLV for hedging of net seller positions during the complement period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

On June 9, 2014, the Company was fined 10 UF by the CCLV for annulling accepted transactions.

On June 4, 2014, the Company was sanctioned by the CCLV for hedging of net seller positions during the complement period.

On May 2, 2014, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On April 4, 2014, the Company was fined 5 UF by the CCLV for modifying accepted transactions.

On February 14, 2014, the Company was sanctioned by the CCLV for hedging of net seller positions during the complement period.

On January 6, 2014, the Company was fined 50 UF by the CCLV for hedging of net seller positions during the extraordinary period.

CCLV Penalties as of December 31, 2013:

On December 10, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On December 3, 2013, the Company was fined 50 UF by the CCLV for hedging of net seller positions during the extraordinary period.

On November 29, 2013, the Company was sanctioned by the CCLV for hedging of net seller positions during the complement period.

On July 11, 2013, the Company was sanctioned by the CCLV for hedging of net seller positions during the complement period.

On July 4, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On July 1, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On May 24, 2013, the Company was sanctioned by the CCLV for hedging of net seller positions during the complement period.

On April 10, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

On March 14, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On February 27, 2013, the Company was fined 5 UF by the CCLV for annulling accepted transactions.

On February 4, 2013, the Company was fined 21.54 UF by the CCLV for hedging of net seller positions during the verification period.

On January 28, 2013, the Company was sanctioned by the CCLV for hedging of net seller positions during the complement period.

On January 9, 2013, the Company was fined 50 UF by the CCLV for hedging of net seller positions during the extraordinary period.

During the same period, its directors have not been penalized by any regulator.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 23 - EQUITY

a.	Movements in Capital Accounts and Reserves (Attributable to Other Shareholders)

As of December 31, 2014 and 2013, the Bank’s paid in capital is represented by common shares with no par value, all of which are fully subscribed and paid, detailed as follows:

	Common Shares 2014	Common Shares 2013
	(number)	(number)
Issued as of January 1	340,358,194,234	293,358,194,234
Issuance of paid shares	—	47,000,000,000

Total outstanding	340,358,194,234	340,358,194,234

i.	Purchases and Sales of Bank Shares

As of December 31, 2014 and 2013, there were no purchase or sale transactions by the Bank involving its own shares.

ii.	Subscribed and Paid Shares

2014

As of December 31, 2014, the Bank’s paid capital is represented by 340,358 million subscribed and paid common shares with no par value, totaling MCh$781,559.

2013

In an extraordinary meeting of the board of directors (January 15, 2013), the board made the following agreements related to the extraordinary shareholders’ meeting of CorpBanca held November 6, 2012:

•	To preferentially offer shareholders 47,000,000,000 common shares, with no par value.

•	To set the period for exercising the preferential right on these shares as January 16, 2013 to February 14, 2013.

•	To offer the issuance preferentially to the Bank’s shareholders, who will be entitled to subscribe 0.160213694 new shares for each share registered in the Shareholders’ Registry five working days before the beginning of the first preferential period.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	In the preferential offer process, 100% of the shares offered were subscribed for a total of MCh$291,168. This amount consists of MCh$143,325 in capital and MCh$147,843 in reserves.

iii.	Profit Distribution

2014

•	Regarding 2013 profit, at the ordinary general shareholders’ meeting held on March 13, 2014, shareholders agreed to distribute MCh$ 88,403 in earnings, representing 57% of profit for the year. The remaining 43% was left as retained earnings.

2013

•	Regarding 2012 profit, at the ordinary general shareholders’ meeting held on March 7, 2013, shareholders agreed to distribute MCh$ 60,040 in earnings, representing 50% of profit for the year. The remaining 50% was left as retained earnings.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Main Shareholders

As of December 31, 2014 and 2013, the Bank’s main shareholders were:

	Common Shares 2014
	No. of Shares	% Ownership Interest
Corp Group Banking S.A.	148,835,852,909	43.72918	%(*)
Banco de Chile on behalf of non-resident third parties	28,294,988,762	8.31330%
Banco Itau on behalf of investors	23,733,292,313	6.97303%
Banco Santander on behalf of foreign investors Foreign	23,071,014,201	6.77845%
Compañía Inmobiliaria y de Inversiones SAGA SPA	20,918,589,773	6.14605	%(1) (*)
Deutsche Bank Trust Company Americas (ADRS)	14,042,402,000	4.12577%
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%
Moneda S.A. (AFI Pionero Investment Fund)	8,949,961,000	2.62957%
CorpBanca Corredores de Bolsa S.A. on behalf of third parties	4,238,106,664	1.24519%
Inv. Las Nieves S.A.	3,790,725,224	1.11375%
Cía. de Seguros Corpvida S.A.	3,563,148,560	1.04688%
Santander S.A. C de B	3,528,163,068	1.03660%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,316,120,234	0.97430%
Bolsa de Comercio de Santiago Bolsa de Valores	2,569,145,250	0.75484%
Inmob. e Inversiones Boquiñeni Ltda.	2,353,758,526	0.69155%
Inversiones Tauro Limitada	2,290,479,818	0.67296%
BTG Pactual Chile S.A. C de B	2,053,973,966	0.60347%
MBI Corredores de Bolsa S.A.	1,969,927,336	0.57878%
Consorcio C de B S A	1,918,739,065	0.56374%
Valores Security S A C de B	1,872,636,183	0.55020%
Other shareholders	29,230,077,202	8.58803%

Total	340,358,194,234	100.00000%

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 926,513,842 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In short, the controlling group has a 49.8752% interest in CorpBanca and subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

	Common Shares 2013
	No. of Shares	% Ownership Interest
Corp Group Banking S.A.	154,043,852,909	45.25933	%(*)
Banco Santander on behalf of foreign investors Foreign	25,377,118,381	7.45600%
Banco Itau on behalf of investors	18,653,411,916	5.48052%
Banco de Chile on behalf of non-resident third parties	18,024,857,961	5.29585%
Compañía Inmobiliaria y de Inversiones SAGA Limitada	18,597,285,842	5.46403	%(1) (*)
Deutsche Bank Trust Company Americas (ADRS)	10,139,985,500	2.97921%
Moneda S.A. (AFI Pionero Investment Fund)	9,974,800,000	2.93068%
Sierra Nevada Investments Chile Dos Ltda.	9,817,092,180	2.88434%
Cía. de Seguros Corpvida S.A.	7,193,390,867	2.11348%
Corpbanca Corredores de Bolsa S.A. on behalf of third parties	4,953,736,229	1.45545%
Inv. Las Nieves S.A.	3,790,725,224	1.11375%
Santander S.A. C de B	3,440,910,083	1.01097%
Cía. de Seguros de Vida Consorcio Nacional de Seguros S.A.	3,389,025,493	0.99572%
Bolsa de Comercio de Santiago Bolsa de Valores	2,967,790,771	0.87196%
Compañía de Seguros Corpseguros S.A.	2,928,659,561	0.86046%
BTG Pactual Chile S.A. C de B	2,829,206,389	0.83124%
Inversiones Tauro Limitada	2,822,883,095	0.82939%
SN Holding S.A.	2,713,342,266	0.79720%
Inmob. e Inversiones Boquiñeni Ltda.	2,353,758,526	0.69155%
R CC Private Investment Fund	2,221,303,931	0.65264	%(*)
Other shareholders	34,125,057,110	10.02622%

Total	340,358,194,234	100.00000%

(1) This group includes Deutsche Securities Corredores de Bolsa Ltda., which includes 952,160,000 shares in custody that are owned by Compañía Inmobiliaria y de Inversiones SAGA Limitada.

(*) In short, the controlling group has a 51.3760% interest in CorpBanca and subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b.	Dividends

Dividends distributed by the entity are detailed as follows:

Period	Profit Attributable to Owners of the Bank	Allocated to Reserves or Retained Earnings	Allocated as Dividends	Percentage Distributed	No. of Shares	Dividend per Share (Ch$)
	MCh$	MCh$	MCh$	%
2013 (Shareholders’ Meeting March 2014)	155,093	66,690	88,403	57.00%	340,358,194,234	0.260
2012 (Shareholders’ Meeting February 2013)	120,080	60,040	60,040	50.00%	340,358,194,234	0.176
2011 (Shareholders’ Meeting February 2012)	122,849	—	122,849	100.00%	250,358,194,234	0.491

c.	Diluted and Basic Earnings per Share

As of December 31, 2014 and 2013, the Bank’s diluted and basic earnings per share are detailed as follows:

	December 31, 2014		December 31, 2013
	Weighted Average No. of shares	Amount	Weighted Average No. of shares	Amount
	Millions	MCh$	Millions	MCh$
Diluted and Basic Earnings
Basic earnings per share
Profit for the period attributable to owners of the bank		226,260		155,093
Weighted average number of shares outstanding	340,358		337,605
Assumed conversion of convertible debt
Adjusted number of shares	340,358		337,605
Basic earnings per share (Chilean pesos)		0.665		0.459
Diluted earnings per share
Profit for the period attributable to owners of the bank		226,260		155,093
Weighted average number of shares outstanding	340,358		337,605
Dilutive effect of:
Assumed conversion of convertible debt
Conversion of common shares
Options rights
Adjusted number of shares	340,358		337,605
Diluted earnings per share (Chilean pesos)		0.665		0.459

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

d.	Valuation Accounts

Fair Value Reserve. This includes accumulated net changes in the fair value of investments available for sale until the investment is disposed of or there is a significant or prolonged decline in value.

Translation Reserves. This includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Banco CorpBanca (the Chilean peso).

Cash Flow Hedge Reserves. This includes the effects of increases and decreases in fair value of hedging instruments designated in qualifying cash flow hedge relationships.

Foreign Investment Accounting Hedge Reserve. Corresponds to adjustments for hedges of net investments in foreign operations, mentioned above.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following tables present movements in other comprehensive income for the periods ended December 31, 2014 and 2013:

Comprehensive Income for the Period	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Financial assets available for sale
Balance as of January 1	(3,546)	(8,143)
Losses and gains on portfolio valuation and other adjustments	(8,059)	4,597

Total	(11,605)	(3,546)

Foreign investment hedges
Balance as of January 1	(2,384)	456
Losses and gains on hedge valuation and other adjustments	(4,751)	(2,840)

Total	(7,135)	(2,384)

Cash flow hedges
Balance as of January 1	(5,187)	570
Losses and gains on hedge valuation and other adjustments	6,145	(5,757)

Total	958	(5,187)

Translation adjustments
Balance as of January 1	(14,257)	(26,217)
Loss on net translation adjustments	(67,793)	11,960

Total	(82,050)	(14,257)

Other comprehensive loss before taxes	(99,832)	(25,374)

Income taxes related to items of other comprehensive income (loss)
Income tax related to financial assets available for sale	4,736	747
Income tax related to foreign investment hedges	1,848	477
Income tax related to cash flow hedges	(362)	728

Total	6,222	1,952

Other comprehensive loss net of taxes	(93,610)	(23,422)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

e.	Non-Controlling Interest:

This corresponds to the net amount of equity in the controlled entities attributable to capital that does not belong, directly or indirectly, to the Bank, including the part of profit for the period that is attributed to them. Non-controlling interest in the subsidiary’s equity and comprehensive income for the period is detailed as follows:

December 31, 2014

				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv. in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,743	(687)	—	—	—	—	—	—	(687)
Helm Corredor de Seguros S.A	20.00%	1,761	374	—	—	—	—	—	—	374
Banco CorpBanca Colombia and
Subsidiaries	33.72%	319,809	38,690	4,261	—	—	—	(1,678)	2,583	41,273

		324,313	38,377						2,583	40,960

December 31, 2013

				Other Comprehensive Income (Loss)
Subsidiary	Third-Party Interest	Equity	Income (Loss)	Financial Assets Available for Sale	Effect Translation Adjustment NY Branch	Effect Hedge of Net Inv. in Foreign Operation	Effect Cash Flow Hedge	Deferred Taxes	Total Other Comprehensive Income (Loss)	Comprehensive Income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
SMU CORP S.A.	49.00%	2,386	(1,475)	—	—	—	—	—	—	(1,475)
Helm Corredor de Seguros S.A	20.00%	554	83	—	—	—	—	—	—	83
Banco CorpBanca Colombia and
Subsidiaries	33.62%	302,758	14,209	—	—	—	—	—	—	14,209

		305,698	12,817						—	12,817

Movements in non-controlling interest are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Opening balance	305,698	54,370
Comprehensive income for the period	40,960	12,817
Variation in non-controlling interest	(22,345)	3,503
Non-controlling interest resulting from investment in Colombia	—	235,008
Closing balance

	324,313	305,698

•	Dilutive effect. Since CorpBanca Chile did not participate in the capital increase of CorpBanca Colombia in the same proportion, the controlling and non-controlling interests changed, producing a dilution by the majority shareholder as a result of not participating in the capital increase for the original percentage, decreasing its interest from 91.9314% to 66.3877% of the shares. However, because the economic value was greater than the carrying amount, it caused an increase because of the dilutive effect reflected in reserves in these financial statements.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	Movements generated by non-controlling interest. CorpBanca decided to value non-controlling interest at fair value. To do so, each movement of assets and liabilities created at the time of purchase will move in proportion to non-controlling interest based on how they are generated.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 24 - INTEREST AND INDEXATION INCOME AND EXPENSES

This account includes interest accrued during the period on all financial assets whose implicit or explicit return is calculated by applying the effective interest method independent from their fair value valuations, as well as rectifications of products as a result of accounting hedges, which forms part of interest and indexation income and expenses as shown in the Statement of Income for the Period. Interest and indexation is recognized when received for the past-due portfolio, as well as the amount that was not recognized in the Statement of Income for the Period as this recognition was suspended on an accrual basis.

a.	For the years ended December 31, 2014 and 2013, interest and indexation income is detailed as follows:

	As of December 31,				As of December 31,
	2014				2013
	Interest	Indexation	Prepayment Fees	Total	Interest	Indexation	Prepayment Fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Normal Portfolio
Repurchase agreements	13,518	37	—	13,555	15,115	20	—	15,135
Loans and advances to banks	11,000	—	—	11,000	14,673	—	—	14,673
Commercial loans	628,032	114,015	1,851	743,898	536,813	42,804	632	580,249
Mortgage loans	118,304	88,985	—	207,289	88,455	31,025	—	119,480
Consumer loans	273,276	484	716	274,476	188,922	227	1,031	190,180
Investment securities	31,666	9,944	—	41,610	38,158	1,560	—	39,718
Other interest or indexation income	7,674	1,328	—	9,002	4,133	514	—	4,647
Gain (loss) from accounting hedges	(291)	—	—	(291)	(713)	—	—	(713)

Subtotal	1,083,179	214,793	2,567	1,300,539	885,556	76,150	1,663	963,369

Impaired Portfolio
Recovery of interest and indexation
Commercial loans	8,592	2,640	—	11,232	14,990	1,349	—	16,339
Mortgage loans	1,556	1,697	—	3,253	1,479	629	—	2,108
Consumer loans	5,093	7	—	5,100	25,285	5	—	25,290
Investment securities	—	—	—	—	—	—	—	—
Gain (loss) from accounting hedges	—	—	—	—	—	—	—	—
Other interest or indexation income	—	—	—	—	—	—	—	—

Subtotal	15,241	4,344	—	19,585	41,754	1,983	—	43,737

Total interest and indexation income	1,098,420	219,137	2,567	1,320,124	927,310	78,133	1,663	1,007,106

b.	Interest and indexation that may be suspended, as indicated in letter o) of note 1, are recorded in memorandum (off-balance-sheet) accounts until they are effectively received.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

As of December 31, 2014 and 2013, suspended interest and indexation are detailed as follows:

	As of December 31,
	2014			2013
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	10,046	1,390	11,436	9,376	996	10,372
Mortgage loans	1,364	836	2,200	1,564	836	2,400
Consumer loans	3,059	—	3,059	2,751	—	2,751

Total	14,469	2,226	16,695	13,691	1,832	15,523

c.	For the years ended December 31, 2014 and 2013, interest and indexation expenses are detailed as follows:

	As of December 31,			As of December 31,
	2014			2013
	Interest	Indexation	Total	Interest	Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Demand deposits	(73,560)	(547)	(74,107)	(33,195)	(224)	(33,419)
Repurchase agreements	(28,107)	(35)	(28,142)	(14,569)	(167)	(14,736)
Savings accounts and time deposits	(325,316)	(23,849)	(349,165)	(352,167)	(9,476)	(361,643)
Borrowings from financial institutions	(21,977)	—	(21,977)	(15,987)	—	(15,987)
Debt issued	(119,213)	(92,057)	(211,270)	(95,368)	(32,843)	(128,211)
Other financial obligations	(274)	(567)	(841)	(334)	(805)	(1,139)
Other interest or indexation expense	(946)	(2,506)	(3,452)	(379)	(857)	(1,236)
Gain (loss) from accounting hedges	(286)	—	(286)	6,955	—	6,955

Total interest or indexation expense	(569,679)	(119,561)	(689,240)	(505,044)	(44,372)	(549,416)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 25 - FEE AND COMMISSION INCOME AND EXPENSES

This account includes all commissions accrued and paid during the year, except those included in the effective interest rate of financial instruments. They consist primarily of:

a)	Fee and commission income

This account includes financial income for the period from commissions generated by services provided by the Bank and its subsidiaries, related to:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Fee and commission income
Lines of credit and overdrafts	11,629	13,393
Guarantees and letters of credit	12,621	9,826
Credit card services	37,911	25,591
Account management	11,066	8,959
Collections, billing and payments	34,129	30,127
Securities brokerage and management	8,369	6,281
Mutual funds and other investments	23,557	14,522
Insurance brokerage	21,025	13,615
Financial consulting services	23,631	11,725
Other fees for services provided	16,401	9,397
Other commissions earned	1,674	1,341

Total fee and commission income	202,013	144,777

b)	Fee and commission expenses

This account includes expenses for commissions accrued during the period, related to:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Fee and commission expenses
Credit card transactions	(17,282)	(12,367)
Securities transactions	(3,922)	(3,588)
Commissions paid through Chilean clearing house (ACC)	(4,503)	(3,779)
Foreign trade transactions	(996)	(415)
Expenses from refunded commissions	(6)	(15)
CorpPuntos loyalty program	(887)	(824)
CorpPuntos loyalty program benefits	(925)	(1,191)
Loan services to customers	(3,692)	(1,409)
Fees for payroll deduction agreements	(4,565)	(613)
Other commissions paid	(3,645)	(2,599)

Total fee and commission expenses	(40,423)	(26,800)

Commissions earned for transactions with letters of credit are presented in the Statement of Income for the period within “interest and indexation income”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 26 - NET FINANCIAL OPERATING INCOME

This account includes adjustments for valuation on financial instruments except those attributable to interest accrued using the effective interest method, as well as gains or losses obtained from sales and purchases.

Net financial operating income included in the Statement of Income for the period consists of the following concepts:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Trading securities	37,752	10,660
Trading derivatives	94,279	58,471
Other assets at fair value through profit and loss	19,862	7,741
Financial assets available for sale	31,659	22,293
Gain on repurchase of bank-issued time deposit	64	397
Loss on repurchase of bank-issued time deposit	(376)	(478)
Other	453	2,203

Total	183,693	101,287

NOTE 27 - NET FOREIGN EXCHANGE TRANSACTIONS

This includes the gain or loss from purchases and sales of currency, differences that arise from translating monetary items in foreign currency to the functional currency and from non-monetary assets in foreign currency upon disposal. Net foreign exchange transactions are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Net foreign exchange transactions
Net gains (losses) on currency positions	(8,627)	(18,980)
Gain (loss) on purchase and sale of currency	2,491	1,629
Other currency gains (losses)	674	334

Subtotal	(5,462)	(17,017)

Net gain (loss) for exchange rate adjustments
Adjustments to loans to customers	1,860	1,427
Adjustments to investment securities	1,448	713
Adjustments to deposits and borrowings	(27)	—
Adjustments to other liabilities	(68)	(88)
Net gain (loss) on hedging derivatives	(11,177)	1,059

Subtotal	(7,964)	3,111

Total	(13,426)	(13,906)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 28 - CREDIT RISK PROVISIONS AND IMPAIRMENT

Movements in credit risk provisions and impairment during the periods ended December 31, 2014 and 2013, are detailed as follows:

	As of December 31, 2014
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision for Normal Portfolio MCh$	Total MCh$
Provisions established:
Individual provisions	(269)	(133,767)	—	—	(8,207)	—	—	(142,243)
Group provisions	—	(45,398)	(10,198)	(138,902)	(2,197)	—	—	(196,695)

Provisions established, net	(269)	(179,165)	(10,198)	(138,902)	(10,404)	—	—	(338,938	)(*)

Provisions released:								95,956
Individual provisions	141	91,686	—		4,129
Group provisions	—	22,710	5,349	56,431	1,018	—	—	85,508

Provisions released, net	141	114,396	5,349	56,431	5,147	—	—	181,464	(*)

Recovery of charged-off assets	—	9,321	1,277	14,347	—	—	—	24,945

Provisions, net	(128)	(55,448)	(3,572)	(68,124)	(5,257)	—	—	(132,529)

	As of December 31, 2013
		Loans to Customers
	Loans and Advances to Banks MCh$	Commercial Loans MCh$	Mortgage Loans MCh$	Consumer Loans MCh$	Contingent Loans MCh$	Additional Provisions MCh$	Minimum Provision for Normal Portfolio MCh$	Total MCh$
Provisions established:
Individual provisions	(1,054)	(193,586)	—	—	(6,108)	—	—	(200,748)
Group provisions	—	(29,038)	(7,602)	(100,783)	(952)	—	—	(138,375)

Provisions established, net	(1,054)	(222,624)	(7,602)	(100,783)	(7,060)	—	—	(339,123	)(*)

Provisions released:								155,611
Individual provisions	2,330	148,563	—		4,718
Group provisions	—	14,027	4,604	44,244	1,796	—	—	64,671

Provisions released, net	2,330	162,590	4,604	44,244	6,514	—	—	220,282	(*)

Recovery of charged-off assets	—	5,037	1,627	10,803	—	—	—	17,467

Provisions, net	1,276	(54,997)	(1,371)	(45,736)	(546)	—	—	(101,374)

(*)	Consolidated Statement of Cash Flows, December 2014 for MCh$ 157,474 and 2013 for MCh$ 118,841.

In management’s opinion, the credit risk provisions established cover all potential losses that may arise from not recovering assets, based on the information examined by the Bank and its subsidiaries.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 29 - PAYROLL AND PERSONNEL EXPENSES

Payroll and personnel expenses for the periods ended December 31, 2014 and 2013, are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Personnel compensation	(131,872)	(102,967)
Bonuses	(57,326)	(45,009)
Employee termination benefits	(10,231)	(3,026)
Training expenses	(1,093)	(955)
Other personnel expenses	(18,790)	(13,052)

Total	(219,312)	(165,009)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 30 - ADMINISTRATIVE EXPENSES

For the years ended December 31, 2014 and 2013, administrative expenses are detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Maintenance and repair of property, plant and equipment	(13,296)	(8,178)
Office leases	(20,986)	(14,297)
Equipment leases	(4,644)	(3,088)
Insurance premiums	(17,949)	(10,996)
Office supplies	(1,595)	(1,202)
IT and communications expenses	(11,262)	(7,583)
Lighting, heating and other utilities	(5,545)	(4,697)
Security and transportation of valuables	(1,994)	(2,213)
Travel and entertainment expenses	(2,675)	(1,935)
Court and notary expenses	(795)	(1,435)
Fees for technical reports	(31,963)	(12,997)
Professional service fees	(2,366)	(1,233)
Securities rating fees	(121)	(180)
Regulatory fines	(131)	(165)
Comprehensive management of ATMs	(2,448)	(2,649)
Management of outsourced temp services	(569)	(521)
Postage and mailing expenses	(470)	(482)
Internal events	(1,305)	(1,140)
Donations	(1,266)	(1,580)
Contracted services	(942)	(878)
Miscellaneous contributions	(657)	(292)
CCA transfer services	(370)	(342)
Credit card miles	(4,819)	(2,045)
Credit card management	(2,609)	(1,506)
Other general administrative expenses	(13,354)	(7,834)

Subtotal	(144,131)	(89,468)

Outsourced services	(26,806)	(18,323)
Data processing	(11,688)	(9,526)
Product sales	(779)	(307)
Credit assessments	(3,674)	(35)
Other	(10,665)	(8,455)

Board expenses	(1,592)	(1,343)
Directors’ fees	(1,567)	(1,343)
Other board expenses	(25)	—

Advertising	(7,205)	(6,672)

Taxes, property taxes and contributions	(33,406)	(23,808)
Property taxes	(416)	(352)
Municipal business permits	(817)	(818)
Other taxes (*)	(27,145)	(18,795)
Contribution to SBIF	(5,028)	(3,843)

Total	(213,140)	(139,614)

(*)	This amount corresponds primarily to taxes other than income taxes that affect CorpBanca Colombia and its subsidiaries (Colombian segment). They are taxes on local financial transactions, ongoing performance of commercial activities or services, non-discountable value added tax and equity tax, among others.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 31 - DEPRECIATION, AMORTIZATION AND IMPAIRMENT

a)	Amounts charged to profit and loss for depreciation, amortization and impairment during the periods ended December 31, 2014 and 2013, are detailed as follows:

	As of December 31,	As of December 31,
	2014	2013
	MCh$	MCh$
Depreciation and amortization
Depreciation of property, plant and equipment (Note 14)	(13,827)	(12,680)
Amortization of intangible asset (Note 13)	(37,786)	(29,608)

Balances	(51,613)	(42,288)

b)	Impairment:

For the years ended December 31, 2014 and 2013, impairment expenses are detailed as follows:

	As of December 31,	As of December 31,
	2014	2013
	MCh$	MCh$
Impairment of financial assets available for sale	—	—
Impairment of financial assets held to maturity	—	—

Subtotal financial assets	—	—
Impairment of property, plant and equipment (1)	(1,308)	—
Impairment of intangible assets	—	—

Subtotal non-financial assets	(1,308)	—

Total	(1,308)	—

(1)	Impairment for technological obsolescence as a result of new regulations on ATMs (decree 222 dated October 30, 2013 from the Ministry of Internal Affairs and Public Safety), accounted for in accordance with IAS 36 Impairment of Assets.

At each reporting date, Banco CorpBanca and its subsidiaries (the Group) will evaluate whether there is any indication of impairment of any asset. Should any such indication exist, or when impairment testing is required, the entity will estimate the asset’s recoverable amount.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

A)	Financial Assets

As of each reporting date, Banco CorpBanca and its subsidiaries assess whether there is objective evidence that a financial asset or a group of financial assets may be impaired. Financial assets or asset groups are considered impaired only if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the asset and the loss event had an impact on the estimated future cash flows of the financial asset or asset group that can be reliably estimated. Evidence of impairment may include, among other examples, debtors or a group of debtors with significant financial difficulties, non-compliance or delinquency in principal or interest payments, the potential to declare bankruptcy or undergo another form of financial reorganization, or observable data that indicate a measureable reduction in estimated future cash flows.

Banco CorpBanca and subsidiaries performed impairment tests on these assets, concluding that there is no indication of impairment as of the date of these consolidated financial statements.

B)	Non-Financial Assets

The carrying amounts of these assets, evaluated in accordance with IAS 36 Impairment of Assets, are reviewed regularly, or at least every reporting period, to determine whether indications of impairment exist. If such indication exists, the recoverable amount of the asset is then estimated. The recoverable amount of an asset is the greater of the fair value less costs to sell, whether for an asset or a cash generating unit, and its value in use. That recoverable amount is determined for an individual asset, unless the asset does not generate cash flows that are largely independent from the cash flows of other assets or asset groups.

The above also includes conducting impairment testing on an annual basis for intangible assets with indefinite useful lives, as well as intangible assets that are not yet available for use, by comparing their carrying amount with their recoverable amount. Impairment testing can be carried out at any time during the year, as long as it takes place at the same time each year, in accordance with IAS 36. Impairment testing of different intangible assets can take place on different dates. However, if that intangible asset had been recognized initially during the current year, it will be tested for impairment before the year ends.

Similarly, impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which goodwill is allocated. Where the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized; goodwill acquired (generated) in a business combination shall be allocated as of the acquisition date to the CGUs or group of CGUs of the acquirer that are expected to benefit from the synergies of the business combination, regardless of whether other of the acquiree’s assets or liabilities are allocated to these units. Impairment losses relating to goodwill cannot be reversed in future periods.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Upon evaluating whether any indication of impairment exists for an asset, the entity shall consider at least the following factors:

External sources of information:

(a)	During the period, an asset’s market value has declined significantly more than would be expected as a result of the passage of time or normal use.

(b)	Adverse conditions in the technological, market, economic or legal environment.

(c)	Increase in interest rates.

(d)	Market value of equity is lower than carrying amount.

Internal sources of information:

(a)	Evidence of obsolescence of physical damage of an asset.

(b)	Plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite.

(c)	Decrease or expected decrease in an asset’s performance.

In the event of objective impairment, the carrying amount of an asset will be reduced to the recoverable amount if, and only if, the recoverable amount is less than the carrying amount. This reduction is an impairment loss.

Impairment losses are recognized immediately in the Statement of Income for the period unless the asset is accounted for at revalued value in accordance with other standard. Any impairment loss of revalued assets is treated as a decrease of the revaluation made in accordance with that standard. When the estimated amount of an impairment loss is greater than the carrying amount of the asset to which it is related, the entity will recognize a liability if, and only if, it were obligated to do so by another standard. After recognizing an impairment loss, charges for depreciating the asset are adjusted for future periods in order to distribute the asset’s revised carrying amount, less its potential residual value, systematically over the remaining useful life.

If an impairment loss is recognized, the deferred tax assets and liabilities related to it will also be determined by comparing the asset’s revised carrying amount to its tax basis in accordance with IAS 12 Income Taxes.

Impairment Testing of Goodwill and Intangible Assets with Indefinite Useful Lives

1.	Goodwill Impairment Testing

The Group’s business combinations began in the first half of 2012, with CorpBanca Chile’s acquisition of Banco Santander Colombia S.A. from Banco Santander Spain12. The acquiree’s name was changed to Banco CorpBanca Colombia S.A. Following a capital increase in which CorpBanca Chile did not contribute the same proportion as its initial interest, CorpBanca Chile held a 66.27%

[12]	This transaction also included the acquisition of Santander Investment Valores Colombia S.A. (currently CorpBanca Investment Valores Colombia S.A.) and Santander Investment Trust Colombia S.A. (currently CorpBanca Investment Trust Colombia S.A.).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

interest in CorpBanca Colombia and subsidiaries. Subsequently, during the second half of 2013, Banco CorpBanca Colombia S.A. acquired and took control of Helm Bank and subsidiaries, (this acquisition also enabled it to enter the Panamanian market), while CorpBanca Chile acquired 80% of the shares of Helm Corredor de Seguros S.A. Lastly, on June 1, 2014, the merger between Banco CorpBanca Colombia and Helm Bank S.A. was completed in order to operate as one single bank, taking advantage of the synergies generated as a result of each bank’s area of expertise and target business segments. This is framed within the Group’s long-term strategy, which includes elements such as: to expand geographically; to increase returns from individual segments while maintaining low risk levels; to diversify and improve funding sources; to lead in costs and operating efficiency; to obtain synergies that promote growth; to cultivate a corporate culture that enables its strategy to be applied, etc.

The business combinations summarized in the preceding paragraph generated goodwill and intangible assets that must be tested for impairment in accordance with current regulations. They were allocated to the Colombia CGU, which is also identified as an operating segment13 (See Note 4 Operating Segments).

The following table details the unamortizable assets for 2014 and 2013:

	As of December 31,	As of December 31,
	2014	2013
	MCh$	MCh$
Trademarks (*)	1,206	11,603
Licenses	46,797	50,567
Database	463	500
Goodwill	386,180	411,992

Total	434,646	474,662

(*)	As of December 31, 2013, trademarks were created that were provisionally valued at MCh$1,298 and MCh$10,305 (for the respective acquisitions of CorpBanca Colombia S.A. and Helm Bank) and initially defined as having indefinite useful lives. Using the measurement period set forth in IFRS 3 Business Combinations, for the transactions executed and described in Note 12, the Bank concluded in 2014 (the end of the measurement period) that these trademarks had finite useful lives.

The Group has conducted annual impairment testing as of December 31, 2014 and 2013. Upon evaluating whether indications of impairment exist, the relationship between its market capitalization and the carrying amount of its equity are among the main factors considered. The

[13]	The Group determined that its operating segments also correspond to its reportable segments. As a result, no operating segments were aggregated to create reportable segments.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Group’s market capitalization is greater than the carrying amount of its equity (Price/BV around 2.2 and 2.3 times, respectively).

The variables evaluated in the projections used in the Colombia CGU take into account aspects such as:

•	In general, the Colombian banking industry should experience sustained growth in loan portfolios, backed by positive macroeconomic outlooks and opportunity for growth. This is based mainly on the fact that the Colombian economy has reported sustained growth over the last four years, which is expected to continue in coming years. This situation is reflected primarily in current GDP growth of around 4.4%, an inflation rate of around 3.0%, record low unemployment rates of 7.86%, increased bank usage rates that still leave room for growth, positive expectations from the construction sector that would entail expanding mortgage and commercial loans, the latter of which is that industry’s main product.

•	CorpBanca’s market share is expected to report sustained growth in upcoming years, rising from approximately 2.8% in 2013 to close to 7% by 2019.

•	The entity posts sound solvency figures, which gives it room for reinvestment and, consequently, improved conditions for growth.

•	In terms of internal information sources, management based its projections on the following aspects: Revenue was forecasted by taking into account historical growth, which is consistent with Colombian GDP growth, economic growth expectations and the expected increase in market share as a result of the mergers, as well as growth expectations for the Colombian banking industry in general.

•	Expenses were forecasted in a similar manner, using historical growth, adjusted to account for synergies and economies of scale generated by the mergers described above.

•	Corporate tax projections use current tax rates based on the Colombian tax reform passed in December 2014.

The recoverable amount of the Colombia CGU has been determined using the income approach for valuing assets, relying mainly on the dividend discount model. This methodology considers the cash flow to be generated by dividends distributed to its shareholders on a perpetual horizon, discounted at their equity cost rate as of the valuation date in order to be able to estimate the economic value of the company’s equity, using cash flow projections derived from financial assumptions approved by senior management, and that covers a period of five years of explicit projection (until 2019), a perpetual time horizon and approximate growth in profits of 5% in perpetuity (beginning in 2019).

Senior management considers this growth rate to be justified by the acquisition of new subsidiaries in Colombia and the aspects explained above, which will enable it to attain greater market share and other potentialities.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

1.1	Key Assumptions Used in Calculating the Recoverable Amount.

The values assigned to the key assumptions represent the evaluation by senior management of future industry trends based on both external and internal sources. The key assumptions used in calculating the recoverable amount are summarized below and detailed in subsequent sections:

Key Assumptions	2014	2013
Projection period and perpetuity (years)	5	5
Perpetuity growth rates (%)	5	5
Projected inflation rates (%)	3	3
Discount rate (%)[14]	12, 3	12.5
Tax rate (%)	40.4	33.5
Solvency index limit (%)	10	10

a.	Projection Period and Perpetuity

•	The recoverable amount has been determined using cash flows based on six -month budgets approved by senior management with a discount rate of around 12%. Cash flows beyond this time horizon have been extrapolated using a growth rate of around 5.0%. This growth rate does not exceed the average long-term growth rate for the market in which the CGU operates.

•	Cash flow projections correspond to 5 years (until 2019) after which time a present value is calculated for cash flows in perpetuity by normalizing cash flows. This normalization is performed to increase the payment of dividends used in perpetuity without reducing the solvency ratio.

•	The growth rate of cash flows in perpetuity is approximately 5.0% nominal (represents an approximate excess of 2.0 percentage points over inflation). Projected inflation for Colombia is around 3.0%.

b.	Loans and Deposits

•	Loans were projected considering an increase of around 15% annually and the deposit portfolio was projected as a temporary balance account for the projected balance sheet.

[14]	An average discount rate is used since the estimate employs different tax rates because of the tax reform passed in Colombia in December 2014.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

c.	Income

•	Determined by average balances (calculated with respect to gaining market share) of mortgage loans, credit cards, commercial loans and consumer loans. Average growth rates until 2019 for interest income are around 17.5% while fee and commission income is close to 12.1%.

d.	Costs

•	Cost projections are determined primarily by average balances of time and demand deposits as well as other relevant components. Interest expense (expenses related to deposits and taxes) demonstrate growth of 18.1% up to 2019. Credit risk provisions grow around 18.0%.

e.	Discount Rate

•	In order to estimate the discount rate (Ke, cost of equity in Colombian pesos), the capital asset pricing model (CAPM) was used as a framework. This models sets the rate demanded by shareholders (Ke) equal to the risk-free rate plus a premium that the investors expect to assume for the systematic risk inherent to the company.

•	The risk-free rate corresponds to U.S. treasury bonds, specifically T-Bond 30Y.

•	The beta measures the share price volatility for a company with respect to the general securities market. It reflects the market or systematic risk, as opposed to the company’s specific risk. We have selected a group of listed companies that operate in the Colombian banking industry. In the search for these indicators, we concentrated on companies whose main activities are similar. The beta of shares used for each of the comparable companies were taken from the Bloomberg platform. In order to adjust for the financial leverage effect of the beta of each company, the betas were “unlevered”, based on the current history of the comparable company and its debt-equity ratio to give the asset beta of each company.

•	Taxes are projected at a rate of 39% for 2015, 40% for 2016, 42% for 2017 and 43% for 2018 and 2019, in accordance with the tax reform passed in Colombia in December 2014. For the 2013 period, a tax rate of 34% was used for the first three years and after that a rate of 33%, as set by the Colombian government.

•	Because the discount rate is a variable that has a considerable impact on results, sensitivity testing was performed for that rate.

f.	Dividend Payments

•	Dividend payments were used to maximize the cash flows of shareholders with the restriction that solvency (technical capital to risk-weighted assets) did not go below 10% for projected cash flow. This did not exceed the solvency limits required by regulators, which are in line with the market and future growth forecasts.

1.2	Sensitivity to Changes in Key Assumptions Used

In determining the recoverable amount of the cash generating unit analyzed, senior management performed a sensitivity analysis under diverse scenarios and concluded that no reasonable possible change in any of the aforementioned key assumptions would make the carrying amount of the unit significantly exceed that amount.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

1.3	Results of Impairment Testing

The Bank concluded that the recoverable amounts of the assets tested exceed their respective carrying amounts. As a result of this analysis, senior management has not identified impairment.

2.	Impairment Testing of Intangible Assets with Indefinite Useful Lives

2.1	Licenses.

The “with or without” methodology was used for the valuation, which reflects the difference between the values of the company based on the time it would take to obtain the intangible asset and, therefore, begin to receive cash flows. The key assumptions are detailed as follows:

a.	Period. Period of time to obtain the license. A period of 18 months was defined as the time necessary to obtain a banking license and, therefore, begin to generate cash flows.

b.	Cash flows. The same flows used for the equity valuation model were used (i.e. dividend discount) assuming that the same cash flows would be generated if it were to begin operating one month later.

c.	Discount rate. The cash flows were discounted at the same rate used in the equity valuation model described above. A spread of 1% is added for cash flows generated by this asset, which is in line with its nature and is presented as riskier than the average of the assets in the Statement of Financial Position.

As a result of this analysis, senior management has not identified impairment for these assets.

2.2	Trademarks.

The relief from royalty method was used, which considers the income attributable to the trademarks of CorpBanca Colombia. It also considers a royalty equivalent to 0.3% income produced by the trademarks and the result of this cash flow is discounted to equity cost. The key assumptions are detailed as follows:

a.	Evolution of contribution margin. The assumptions that govern the evolution of income and costs are the same used in the valuation of CorpBanca’s economic capital.

b.	Tax Relief-From-Royalty. The royalty rate used is approximately 0.3%. The same tax rate described above is used.

c.	Marketing expenses. This uses the assumption that for the brand to continue to generate cash flows, marketing expenses must be incurred, specifically around 21% of results after the effects of the post-tax royalties.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

d.	Discount rate. The cash flows were discounted at the same rate used in the equity valuation model described above. A spread of 1% is added for cash flows generated by this asset, which is in line with its nature and is presented as riskier than the average of the assets in the Statement of Financial Position.

As a result of this analysis, senior management has not identified impairment for these assets.

2.3	Databases.

For this asset, a value per user was estimated justified by the level of detail in the database and considering total customers for the Colombia segment.

As a result of this analysis, senior management has not identified impairment for this asset.

Sensitivity to Changes in Key Assumptions Used

In determining the recoverable amount of the assets described above (in 2.1 to 2.3), senior management performed a sensitivity analysis under diverse scenarios and concluded that no reasonable possible change in any of the aforementioned key assumptions would make their carrying amount significantly exceed that amount.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 32 - OTHER OPERATING INCOME AND EXPENSES

•	Other operating income

Other operating income is detailed as follows:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Income from Assets Received in Lieu of Payment
Gain on sales of assets received in lieu of payment	2,226	1,921
Other income	645	71

Subtotal	2,871	1,992

Release of Provisions for Contingencies
Country risk provisions	1,596	1,218
Other provisions for contingencies	2,749	57

Subtotal	4,345	1,275

Other Income
Gain on sale of property, plant and equipment	415	25,164
Indemnity payment from insurance	89	106

Subtotal	504	25,270

Recovery of leased assets	748	1,231
Income from leased assets	1,433	360
Other operating income, subsidiaries	2,561	1,146
Gain on sale of leased assets	604	334
Other operating income, leases	241	185
Minor income	1,573	2,500
Reversal of provision	6,417	2,750
Recovery of useful life of intangible assets PPA	2,272	—
Management and control of policies	1,481	397
Rental payments	2,713	1,279
Other income	2,791	2,157

Subtotal	22,834	12,339

Total	30,554	40,876

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	Other operating expenses

In 2014 and 2013, the Bank recorded the following other operating expenses:

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
Provisions and Expenses for Assets Received in Lieu of Payment
- Provisions for assets received in lieu of payment	(516)	(805)
- Write-offs of assets received in lieu of payment	(1,978)	(2,044)
- Maintenance expenses for assets received in lieu of payment	(554)	(352)

Subtotal	(3,048)	(3,201)

Provisions for Contingencies
- Country risk provisions	(982)	(2,648)
- Special provisions for foreign loans	—	—
- Other provisions for contingencies	—	(107)

Subtotal	(982)	(2,755)

Other Expenses
- Loss on sale of property, plant and equipment	(98)	(145)

Subtotal	(98)	(145)

- Collections expenses, consumer loans	(320)	(2,091)
- Bond placement expenses	—	(14)
- Commercial report expenses	(627)	(603)
- Operating loss expenses	(12,883)	(4,150)
- Operating loss expenses, process failures	(2,348)	(1,851)
- Provision expense for recovered leased assets	(2,841)	(1,732)
- Advertising expenses, loyalty program for credit card customers	(53)	(1,026)
- Banking expenses	(2,211)	(1,839)
- Sales force expenses	—	(3,280)
- Fines and penalties	(2,347)	(1,069)
- Dues and memberships	(1,959)	(1,074)
- Other expenses	(2,729)	(310)

Subtotal	(28,318)	(19,039)

Total	(32,446)	(25,140)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 33 - RELATED PARTY TRANSACTIONS

In conformity with the General Banking Law the instructions issued by the SBIF, a related party is defined as an individual or legal entity related to the property or management of an institution, either directly or through a third party.

Article 89 of the Corporations Law, which also applies to banks, establishes that any transaction with a related party must take place under arm’s length conditions similar to those prevailing in the market.

For publicly-held corporations and their subsidiaries, transaction with related parties is defined as any negotiation, act, contract or transaction in which the company must intervene, while related party is defined as the entities of the corporate group to which the company belongs; the legal entities that, with regard to the company, are considered its parent company, affiliate, subsidiary, associate; individuals that are directors, managers, administrators, key executives or liquidators of the company, on their own behalf or in representation of persons other than the company and their respective spouses until a second degree blood relationship, as well as any entity controlled directly or indirectly through any of them; and any person that alone or with other persons through an agreement of joint action can designate at least one member of the company’s management or control 10% or more of its capital, with voting rights, if the company has shares; those that establish the company’s bylaws or are justifiably identified by the directors’ committee; and those in which he has performed the function of director, manager, administrator, key executive or liquidator of the company within the last 18 months. Article 147 of the Corporations Law sets forth that a publicly held corporation may only carry out transactions with related parties when they are intended to contribute to the corporate interest and are adjusted in price, terms and conditions to those prevailing in the market at the time of their approval and that meet the requirements and procedures indicated in that standard. Moreover, Article 84 of the General Banking Law establishes limits on loans granted to related parties and prohibits the granting of loans to the Bank’s directors, managers and general representatives.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

a.	Loans to Related Parties

As of December 31, 2014 and 2013, loans to related parties are detailed as follows:

As of December 31, 2014	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and Receivables:
Commercial loans	181,576	31,351	1,741
Mortgage loans	—	—	14,580
Consumer loans	—	—	2,592

Gross loans	181,576	31,351	18,913
Loan provisions	(2,650)	(154)	(47)

Net loans	178,926	31,197	18,866

Contingent loans	77,444	387	2,304
Provisions for contingent loans	(1,048)	(75)	—

Net contingent loans	76,396	312	2,304

December 31, 2013	Producers of Goods and Services	Holding Companies	Individuals
	MCh$	MCh$	MCh$
Loans and Receivables:
Commercial loans	161,421	193,076	1,915
Mortgage loans	—	—	16,267
Consumer loans	—	—	4,955

Gross loans	161,421	193,076	23,137
Loan provisions	(2,334)	(10,792)	(85)

Net loans	159,087	182,284	23,052

Contingent loans	71,530	337	2,167
Provisions for contingent loans	(73)	(5)	(1)

Net contingent loans	71,457	332	2,166

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b.	Other Related Party Transactions

For the periods ended December 31, 2014 and 2013, the Bank has carried out the following transactions with related parties for amounts greater than 1,000 UF.

As of December 31, 2014

Name or Corporate Name	Description	Note	Balances Receivable (Payable)	Effect on Profit (Loss)
				Income	Expenses
			MCh$	MCh$	MCh$
Transbank S.A.	Credit card management		—	—	3,617
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees		—	—	3,067
Inversiones Corp Group Interhold Ltda.	Administrative consulting		—	—	2,187
SMU S.A., Rendic Hnos S.A.	Lease ATM space	16	18,157	—	2,092
Redbanc S.A.	ATM management		—	—	2,016
Recaudaciones y Cobranzas S.A.	Office lease and collections services		—	—	1,943
Fundación Corpgroup Centro Cultural	Donations		—	—	1,505
Promoservice S.A.	Promotional services		—	—	1,188
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management		—	—	936
Corp Group Holding Inversiones Limitada	Advisory services		—	—	618
Corp Research S.A	Advisory services		—	—	408
Empresa Periodística La Tercera S.A.	Advertising services		—	—	282
CAI Gestion Inmobiliaria S.A	Department stores		—	—	219
Grupo de Radios Dial S.A.	Advertising		—	—	177
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease		—	—	159
Hotel Corporation of Chile S.A.	Lodging, events		—	—	132
Pulso Editorial S.A	Advertising services		—	—	111
Fundación Descúbreme	Donations		—	—	78
Corp Imagen y Diseños S.A.	Other services		—	—	76
Asesorias e Inversiones Rapelco Limitada	Other services		—	—	49

These transactions were carried out under normal market conditions prevailing when the contracts were signed.

As of December 31, 2013

Name or Corporate Name	Description	Note	Balances Receivable (Payable)	Effect on Profit (Loss)
				Income	Expenses
			MCh$	MCh$	MCh$
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees		—	—	2,740
Transbank S.A.	Credit card management		—	—	2,430
Corp Group Interhold S.A.	Administrative consulting		—	—	2,287
SMU S.A., Rendic Hnos S.A.	Lease ATM space	16	19,067	—	1,928
Redbanc S.A.	ATM management		—	—	1,782
Promoservice S.A.	Promotional services		—	—	1,508
Recaudaciones y Cobranzas S.A.	Office lease and collections services		—	—	971
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management		—	—	846
Fundación Corpgroup Centro Cultural	Donations		—	—	736
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease		—	—	318
Empresa Periodística La Tercera S.A.	Advertising services		—	—	163
Fundación Descúbreme	Donations		—	—	80

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

c.	Donations

As of December 31, 2014

Name or Corporate Name	Description	Balances Receivable	Effect on Profit (Loss)
			Income	Expenses
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	—	—	1,505
Fundación Descúbreme	Donations	—	—	78
Fundación de Inclusión Social Aprendamos	Donations	—	—	5

As of December 31, 2013

Name or Corporate Name	Description	Balances Receivable (Payable)	Effect on Profit (Loss)
			Income	Expenses
		MCh$	MCh$	MCh$
Fundación Corpgroup Centro Cultural	Donations	—	—	736
Fundación Descúbreme	Donations	—	—	80
Fundacion El Golf	Donations	—	—	5

d.	Other Assets and Liabilities with Related Parties

	As of December 31, 2014	As of December 31, 2013
	MCh$	MCh$
ASSETS
Derivative instruments	17,686	20,589
Other assets	212	14,186

LIABILITIES
Derivative instruments	—	1,965
Demand deposits	84,848	67,569
Savings accounts and time deposits	196,956	170,930
Other liabilities	1,093	1,092

e.	Income (Loss) on Transactions with Related Parties

	As of December 31, 2014		As of December 31, 2013
Type of Income or Expense Recognized	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$
Interest and indexation income and expense	11,159	1,318	25,501	9,251
Commissions and service income and expense	903	88	470	249
Financial operating gain and loss	—	—	—	—
Gain and loss on other financial transactions	—	—	311	—
Net foreign exchange transactions	—	—	—	—
Operating expenses	317	20,906	525	15,994
Other income and expenses	—	848	—	437

Total	12,379	23,160	26,807	25,931

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

f.	Related Party Contracts

As of December 31, 2014
Name or Corporate Name	Description
Fundación Corpgroup Centro Cultural	Donations
Transbank S.A.	Credit card management
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees
Inversiones Corp Group Interhold Ltda.	Administrative consulting
Redbanc S.A.	ATM management
Recaudaciones y Cobranzas S.A.	Office lease and collections services
Promoservice S.A.	Promotional services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management
Corp Group Holding Inversiones Limitada	Advisory services
Empresa Periodística La Tercera S.A.	Advertising services
Corp Research S.A	Advisory services
Fundación Descúbreme	Donations
Grupo de Radios Dial S.A.	Advertising
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Hotel Corporation of Chile S.A.	Lodging, events
Pulso Editorial S.A	Advertising services
SMU S.A., Rendic Hnos S.A.	Lease ATM space

As of December 31, 2013
Name or Corporate Name	Description
Inmobiliaria Edificio Corpgroup S.A.	Office lease and building fees
Transbank S.A.	Credit card management
Corp Group Interhold S.A.	Administrative consulting
Redbanc S.A.	ATM management
Promoservice S.A.	Promotional services
Recaudaciones y Cobranzas S.A.	Office lease and collections services
Operadora de Tarjeta de Crédito Nexus S.A.	Credit card management
Fundación Corpgroup Centro Cultural	Donations
Compañía de Seguros Vida Corp S.A.	Brokerage of insurance premiums and office lease
Empresa Periodística La Tercera S.A.	Advertising services
SMU S.A., Rendic Hnos S.A.	Lease ATM space

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

g.	Payments to Board of Directors and Key Management Personnel

Compensation received by directors and key management personnel is categorized as follows:

	As of December 31,	As of December 31,
	2014	2013
	MCh$	MCh$
Short-term employee benefits	26,325	23,563
Post-employment benefits	—	—
Other long-term benefits	—	—
Contract termination indemnity	1,482	395
Share-based payments	—	—

Total	27,807	23,958

2014

As agreed by shareholders at the Ordinary General Shareholders’ Meeting on March 13, 2014, the Directors of CorpBanca received a total of MCh$463 in compensation for the year.

Monthly remunerations for 2014 were set at 100 UF for directors and 600 UF for the chairman of the board during the ordinary shareholders’ meeting. Members of the Directors’ Committee received 150 UF, while the chairman received 250 UF.

As agreed at the same meeting, the members of the Directors’ Audit Committee were paid total fees of MCh$ 799.

Total compensation received by the Bank’s executives and key management personnel during the year ended December 31, 2014, amounted to MCh$17,852. In addition, based on the bonus policy established by the Human Resources and Development Division, together with the CEO, senior executives received bonuses for meeting their targets.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

h.	Composition of Key Management Personnel

As of December 31, 2014 and 2013, the Bank’s key management personnel is detailed as follows:

	Number of Executives
Position	2014	2013
Directors	42	40
Chief Executive Officer	9	10
Division Manager	24	25
Area Manager	154	168
Deputy Manager	138	146
Vice Chairman	19	22

i.	Transactions with Key Management Personnel

In 2014 and 2013, the Bank carried out the following transactions with key personnel:

	Income
	MCh$ 2014	MCh$ 2013
Credit cards	138	149
Consumer	133	283
Commercial	101	62
Mortgage	2,495	792

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 34 - FAIR VALUE OF ASSETS AND LIABILITIES

This disclosure was prepared based on the guidelines in Chapter 7-12 from the SBIF and IFRS 13, in order to comply with both standards. This standard applies to both financial assets and liabilities and non-financial assets measured at fair value (recurring and non-recurring).

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Early application is permitted (but not done by Group) and it must be prospectively applied from the beginning of the annual period in which it is adopted (for our purposes the 2014 period). The disclosure requirements do not need to be applied to comparative information provided for periods before initial application. (However, in some cases it is presented for 2013 only to provide additional information to financial statement users, although it is not comparable to the criteria applied in 2014.)

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal15 or most advantageous16 market and is not forced (i.e. it does not consider factors specific to the Group that may influence a real transaction).

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

a.	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.

b.	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.

c.	They are able to enter into a transaction for the asset or liability.

d.	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

15 The market with the greatest volume and level of activity for the asset or liability.

16 The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant’s ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group’s own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

a.	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.

b.	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity’s own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mentioning. The first two are the most frequently used by the Group:

a.	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).

b.	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.

c.	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

a.	An estimate of future cash flows for the asset or liability being measured.

b.	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.

c.	The time value of money, represented by the rate on risk-free monetary assets that have maturity dates or durations that coincide with the period covered by the cash flows and pose neither uncertainty in timing nor risk of default to the holder (i.e. a risk-free interest rate).

d.	The price for bearing the uncertainty inherent in the cash flows (i.e. a risk premium).

e.	Other factors that market participants would take into account in the circumstances.

f.	For a liability, the non-performance risk relating to that liability, including the entity’s (i.e. the debtor’s) own credit risk.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Determination of Fair Value

The following table summarizes the fair values of the Bank’s principal financial assets and liabilities as of year-end 2014 and 2013, including those that are not recorded at fair value in the Consolidated Statement of Financial Position.

		As of December 31,
		2014		2013
	Note	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,169,178	1,169,178	911,088	911,088
Transactions in the course of collection	5	212,842	212,842	112,755	112,755
Trading securities	6	685,898	685,898	431,683	431,683
Receivables from repurchase agreements and securities borrowing	7	78,079	78,079	201,665	201,665
Derivative instruments	8	766,799	766,799	376,280	376,280
Loans and advances to banks	9	814,209	814,209	217,944	217,944
Loans to customers	10	13,891,904	14,215,243	12,777,784	12,691,109
Financial assets available for sale	11	1,156,896	1,156,896	889,087	889,087
Financial assets held to maturity	11	190,677	190,713	237,522	231,880
LIABILITIES
Current accounts and other demand deposits	17	3,954,948	3,928,982	3,451,383	3,451,383
Transactions in the course of payment	5	145,771	145,771	57,352	57,352
Payables from repurchase agreements and securities lending	7	661,663	661,663	342,445	342,445
Savings accounts and time deposits	17	8,076,966	8,077,208	7,337,703	7,320,494
Derivative instruments	8	607,683	607,683	281,583	281,583
Borrowings from financial institutions	18	1,431,923	1,438,512	1,273,840	1,295,807
Debt issued	19	3,079,050	3,239,315	2,414,557	2,388,752
Other financial obligations	19	15,422	15,422	16,807	16,807

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group’s profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following section describes the methods used to estimate fair value:

1.1.1. Fair Value Measurement of Assets and Liabilities Only for Disclosure Purposes (Non-Recurring)

As of December 31,	Note	Non-Recurring Fair Value Measurement of Items
		2014	2013
		MCh$	MCh$
ASSETS
Cash and due from banks		1,169,352	911,088
Transactions in the course of collection	5	212,842	112,755
Receivables from repurchase agreements and securities borrowing	7	78,079	201,665
Loans and advances to banks		816,666	217,944
Loans to customers		14,215,243	12,691,109
Financial assets held to maturity		202,824	231,880

		16,695,006	14,366,441

LIABILITIES
Current accounts and other demand deposits		3,929,155	3,451,383
Transactions in the course of payment	5	145,771	57,352
Payables from repurchase agreements and securities lending	7	661,663	342,445
Savings accounts and time deposits		8,077,208	7,320,493
Borrowings from financial institutions		1,453,080	1,295,807
Debt issued		3,239,315	2,388,752
Other financial obligations	19	15,422	16,807

		17,521,614	14,873,039

Cash, Short-Term Assets and Short-Term Liabilities

The fair value of these items approximates their carrying value given their short-term nature. These items include:

•	Cash and due from banks

•	Transactions in the course of collection

•	Payables from repurchase agreements and securities lending

•	Current accounts and other demand deposits

•	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis, using the Group’s cost of funds rate in the different countries where it does business, adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on observed market

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

variables and the Group’s qualitative and quantitative credit risk methodologies in accordance with internal policy. The line items include:

•	Loans and advances to banks

•	Loans to customers

Financial Instruments Held to Maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the principal market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and Long-Term Liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using a cost of funds rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

•	Savings accounts and time deposits

•	Borrowings from financial institutions

•	Debt issued

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

1.1.2	Fair Value Measurement of Assets and Liabilities Only for Accounting Purposes (Recurring)

		Recurring Fair Value Measurement of Items
December 31,	Note	2014	2013
		MCh$	MCh$
ASSETS

Trading Securities	6	685,898	431,683

from the Chilean government and Central Bank		4,822	9,852
Other instruments issued in Chile		15,882	18,715
Foreign government and Central Bank instruments		542,790	326,141
Other instruments issued abroad		110,615	64,443
Mutual fund investments		11,789	12,532

Financial assets available for sale	11	1,156,896	889,087

from the Chilean government and Central Bank		536,928	357,334
Other instruments issued in Chile		105,891	233,633
Foreign government and Central Bank instruments		434,392	212,280
Other instruments issued abroad		79,685	85,840

Derivative instruments	8	766,799	376,280

Forwards		154,228	70,265
Swaps		609,527	303,535
Call options		2,648	1,968
Put options		396	512

Total		2,609,593	1,697,050

LIABILITIES

Derivative instruments	8	607,683	281,583

Forwards		140,812	62,170
Swaps		463,621	215,302
Call options		2,564	3,549
Put options		686	562

Total		607,683	281,583

Financial Instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the principal market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	Trading Securities

•	Financial assets available for sale

Derivative Instruments

The estimated fair value of derivative instruments is calculated using prices quoted on the market for financial instruments of similar characteristics. The methodology, therefore, recognizes the credit risk of each counterparty. The adjustments are known internationally as the credit value adjustment (CVA) and debit value adjustment (DVA). The sum of these adjustments gives the effective counterparty risk that the derivative contract must have. These adjustments are recorded periodically in the financial statements. As of December 2014, the portfolio of derivative contracts in both Chile and Colombia had an aggregate effect of MCh$ (2,929), detailed as follows:

	As of December 31, 2014
	CVA	DVA
	MCh$	MCh$

Hedge accounting derivatives	(1)	10

Fair value	(1)	3

Currency forwards	—	—
Cross currency swaps	(1)	2
Interest rate swaps	—	1

Cash flow	—	7

Currency forwards	—	5
Cross currency swaps	—	(1)
Interest rate swaps	—	3

Trading derivatives	(3,075)	137

Currency forwards	330	5
Interest rate swaps	313	13
Cross currency swaps	(3,723)	118
Currency call options	5	1
Currency put options	—	—

Total financial derivatives	(3,076)	147

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

1.2	Fair Value Hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation.

•	Level 1: inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument’s cash flows.

•	Level 2: the specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument’s cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

•	Level 3: this is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (cámara), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers’ needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model’s parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

Impact of Calibration in MCh$	Total	Volatility of American Forwards	TAB 30	TAB 90	TAB 180	TAB 360
American forward USD-CLP	—	—
Basis TAB CLP	(1,452)		82	(377)	(1,146)	(11)
Basis TAB CLF	(539)		—	—	28	(567)

Total	(1,991)	—	82	(377)	(1,118)	(578)

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following table summarizes the fair value hierarchy for the Group’s recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Various	Santiago Stock Exchange	Directly observable price.
	Mutual funds	Asset managers	SVS	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market instruments	Chilean Central Bank and Chilean Treasury	Santiago Stock Exchange	Interest rate curves based on prices.
	Money market instruments	Banks	Santiago Stock Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB- Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 as of December 31, 2014 and 2013.

			Recurring Fair Value Measurement of Items Using
December 31, 2014	Note	Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Trading Securities	6	685,898	477,084	181,760	27,054

from the Chilean government and Central Bank		4,822	4,822	—	—
Other instruments issued in Chile		15,883	—	15,883	—
Foreign government and Central Bank instruments		542,791	460,475	82,316	—
Other instruments issued abroad		110,615	—	83,561	27,054
Mutual fund investments		11,787	11,787	—	—

Financial assets available for sale	11	1,156,897	964,878	192,019	—

from the Chilean government and Central Bank		536,928	530,486	6,442	—
Other instruments issued in Chile		105,891	—	105,891	—
Foreign government and Central Bank instruments		434,392	434,392	—	—
Other instruments issued abroad		79,686	—	79,686	—

Derivative instruments	8	766,799	—	716,207	50,592

Forwards		154,229	—	154,216	13
Swaps		609,526	—	558,947	50,579
Call options		2,648	—	2,648	—
Put options		396	—	396	—

Total		2,609,594	1,441,962	1,089,986	77,646

LIABILITIES

Derivative instruments	8	607,683	—	605,488	2,195

Forwards		140,949	—	140,944	5
Swaps		463,484	—	461,294	2,190
Call options		2,564	—	2,564	—
Put options		686	—	686	—

Total		607,683	—	605,488	2,195

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

			Recurring Fair Value Measurement of Items Using
December 31, 2013	Note	Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Trading Securities	6	431,683	348,525	83,158	—

from the Chilean government and Central Bank		9,852	9,852	—	—
Other instruments issued in Chile		18,715	—	18,715	—
Foreign government and Central Bank instruments		326,141	326,141	—	—
Other instruments issued abroad		64,443	—	64,443	—
Mutual fund investments		12,532	12,532	—	—

Financial assets available for sale	11	889,087	595,877	293,210	—

from the Chilean government and Central Bank		357,334	334,910	22,424	—
Other instruments issued in Chile		233,633	—	233,633	—
Foreign government and Central Bank instruments		212,280	212,280	—	—
Other instruments issued abroad		85,840	48,687	37,153	—

Derivative instruments	8	376,280	—	340,558	35,722

Forwards		70,265	—	70,260	5
Swaps		303,535	—	267,818	35,717
Call options		1,968	—	1,968	—
Put options		512	—	512	—

Total		1,697,050	944,402	716,926	35,722

LIABILITIES

Derivative instruments	8	281,583	—	278,867	2,716

Forwards		62,170	—	62,166	4
Swaps		215,302	—	212,590	2,712
Call options		3,549	—	3,549	—
Put options		562	—	562	—

Total		281,583	—	278,867	2,716

1.2.1	Transfers Between Level 1 and Level 2

The following table details transfers of assets and liabilities between Level 1 and Level 2 during 2014.

		Recurring Fair Value Measurement of Items
December 31, 2014	Note	Fair Value	Level 1 to 2	Level 2 to 1
ASSETS
Trading Securities	6	685,898	—	—
Financial assets available for sale	11	1,156,896	—	—
Derivative instruments	8	766,799	—	—

Total		2,609,593	—	—

LIABILITIES
Derivative instruments	8	607,683	—	—

Total		607,683	—	—

During 2014, no assets were transferred between levels 1 and 2.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

1.2.2	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

•	Derivative financial instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.

•	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

None of these products generate significant impacts on the Bank’s results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book’s sensitivity in the longest part of the curve. The following table reconciles assets and liabilities measured at fair value on a recurring basis as of year-end 2014 and 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Level 3 Reconciliation
December 31, 2014	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in O.C.I.	Net of Purchases, Sales and Agreements	Transfers from/to Level 1 and Level 2	Closing Balance
	MCh$					MCh$
ASSETS
Trading securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Derivative instruments	35,722	21,427	—	(6,558)	—	50,591
Forwards	5	19	—	(11)	—	13
Swaps	35,717	21,408	—	(6,547)	—	50,578
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	35,722	21,427	—	(6,558)	—	50,591

LIABILITIES
Derivative instruments	2,716	5,897	—	(6,418)	—	2,195
Forwards	4	566	—	(565)	—	5
Swaps	2,712	5,331	—	(5,853)	—	2,190
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—

Total	2,716	5,897	—	(6,418)	—	2,195

Level 3 Reconciliation
December 31, 2013	Opening Balance	Gain (Loss) Recognized in Profit or Loss	Gain (Loss) Recognized in O.C.I.	Net of Purchases, Sales and Agreements	Transfers from/to Level 1 and Level 2	Closing Balance
ASSETS
Trading Securities	—	—	—	—	—	—
Financial assets available for sale	—	—	—	—	—	—
Derivative instruments	32,971	9,728	—	(6,977)	—	35,722
Forwards	—	8	—	(3)	—	5
Swaps	32,971	9,720	—	(6,974)	—	35,717

Total	32,971	9,728	—	(6,977)	—	35,722

LIABILITIES
Derivative instruments	5,812	5,703	—	(8,799)	—	2,716
Forwards	208	146	—	(350)	—	4
Swaps	5,604	5,557	—	(8,449)	—	2,712

Total	5,812	5,703	—	(8,799)	—	2,716

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

1.2.3	Hierarchy for Remaining Assets and Liabilities

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of year-end 2014 and 2013.

		Non-Recurring Fair Value Measurement of Items
As of December 31, 2014	Note	Estimated Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	1,169,178	—	—	1,169,178
Transactions in the course of collection	5	212,842	—	—	212,842
Payables from repurchase agreements and securities lending	7	78,079	—	50,973	27,106
Loans and advances to banks	9	814,209	—	99,747	714,462
Loans to customers		14,215,243	—	—	14,215,243
Financial assets held to maturity		190,713	147,116	43,597	—

		16,680,264	147,116	194,317	16,338,831

LIABILITIES
Current accounts and other demand deposits		3,928,982	—	—	3,928,982
Transactions in the course of payment	5	145,771	—	—	145,771
Payables from repurchase agreements and securities lending	7	661,663	—	—	661,663
Savings accounts and time deposits		8,077,208	—	5,359,682	2,717,526
Borrowings from financial institutions		1,438,512	—	—	1,438,512
Debt issued		3,239,315	—	2,865,595	373,720
Other financial obligations	19	15,422	—	—	15,422

		17,506,873	—	8,225,277	9,281,596

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

		Non-Recurring Fair Value Measurement of Items
As of December 31, 2013	Note	Estimated Fair Value	Level 1	Level 2	Level 3
		MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and due from banks	5	911,088	—	—	911,088
Transactions in the course of collection	5	112,755	—	—	112,755
Payables from repurchase agreements and securities lending	7	201,665	—	—	201,665
Loans and advances to banks	9	217,944	—	—	217,944
Loans to customers		12,691,109	—	—	12,691,109
Financial assets held to maturity		231,880	—	231,880	—

		14,366,441	—	231,880	14,134,561

LIABILITIES
Current accounts and other demand deposits		3,451,383	—	—	3,451,383
Transactions in the course of payment	5	57,352	—	—	57,352
Payables from repurchase agreements and securities lending	7	342,445	—	—	342,445
Savings accounts and time deposits		7,320,493	—	7,094,291	226,202
Borrowings from financial institutions		1,295,807	—	—	1,295,807
Debt issued		2,388,752	—	2,388,752	—
Other financial obligations	19	16,807	—	—	16,807

		14,873,039	—	9,483,043	5,389,996

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 35 - RISK MANAGEMENT

1. Introduction:

As a result of its activities, the Bank is exposed to several types of risks mainly related to its loan portfolio and financial instruments. The following disclosures describe the Bank’s main business activities and policies as they relate to risk management.

Risk Management Structure:

Board of Directors

At CorpBanca, the board of directors plays a leading role in corporate governance. It is responsible for establishing and monitoring the Bank’s risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the SBIF. One of the principal functions of the board of directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices. To accomplish this, various committees, support areas, codes and manuals have been developed, which lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank’s risks.

Directors’ and Audit Committee

The purpose of the Directors’ Committee is to strengthen self-regulation within the Bank, thus improving the efficiency of the directors’ supervisory activities and adopting any agreements necessary to protect shareholders, particularly minority shareholders. This committee is responsible for, among other functions, examining accounting and financial reports, transactions with related parties and compensation of managers and senior executives.

The Audit Committee’s objective is to promote efficiency within the Bank’s internal control systems and compliance with regulations. In addition, it must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a bridge between the internal audit department and the external auditors as well as between these two groups and the board of directors.

Corporate Governance Committee

The Corporate Governance Committee is a consultation body of the board of directors whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. For this purpose, it is responsible for evaluating the current practices and policies, proposing and making recommendations to the board of directors on improvements, reforms and adjustments that it deems appropriate, also ensuring proper implementation and application of these corporate governance practices and policies defined by the Bank’s board of directors. The committee performs these functions for the Bank, its divisions, its subsidiaries and its foreign entities.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

This committee is governed by its bylaws, as well as applicable SBIF regulations, general character standards from the SVS, the General Banking Law, the Corporations Law and other current laws and regulations or others issued in the future on these matters. The work of this committee is also particularly based on the principles of the Organization for Economic Cooperation and Development (OECD) as well as of the Basel Committee on Banking Supervision with regards to good governance matters in financial companies.

Loan Committees

These committees are comprised of directors and/or executives from the commercial and risk divisions as well as directors based on the required credit attributions and are intended to make decisions on different loan transactions and conditions that involve credit risk for the Bank. In addition, the highest decision-making authority—the Executive Committee—approves new, amended and/or updated credit policies.

Retail Risk Committee

The objective of this committee is to evaluate risk policies, mechanisms and procedures in place as well as to recommend measures and adjustments that help optimize the risk-return ratio for all segments within retail or consumer banking, maintaining risk in line with the returns sought by the Bank, granting flexible and specialized services that meet their customers’ needs. It proposes policies and strategies to improve diverse credit risk management processes in order to evaluate, rate and control the Bank’s internal processes to guarantee effective compliance and achieve proposed objectives. It reports directly to the Bank’s board of directors and is comprised of several directors other than the members of the Directors’-Audit Committee.

Asset-Liability Committee (ALCO)

This committee is responsible for establishing the policy framework for financial risk management, in accordance with guidelines defined by the board of directors and current legislation, as well as reviewing macroeconomic and financial conditions, the risks taken by the Bank and the results obtained. Its main function is divided between commercial and financial matters. It approves the strategies that guide the Bank’s composition of assets and liabilities, cash inflows and outflows and transactions with financial instruments. This was done so that, after considering the diverse alternatives available, the Bank makes the decisions that ensure the highest and most sustainable returns with risk levels that are compatible with the financial business, current regulations and internal standards.

Anti-Money Laundering and Anti-Terrorism Finance Prevention Committee

This committee is in charge of preventing money laundering and terrorism financing. Its main purposes include planning and coordinating activities to comply with related policies and procedures, maintaining itself informed of work carried out by the Compliance Officer and making decisions on any improvements to control measures proposed by the Compliance Officer.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Compliance Committee

The purpose of this committee is to monitor compliance with the Codes of Conduct and other complementary rules; establish and develop procedures necessary for compliance with these codes; interpret, administer and supervise compliance with these rules; and resolve any conflicts that may arise. This committee is comprised of one director; the Chief Executive Officer; the Legal Services Division Manager; the Organizational Development Division Manager and the Compliance Officer.

Office of the Comptroller

The main function of the Office of the Comptroller is to support the board of directors and senior management to ensure maintenance, application and proper functioning of the Bank’s internal control system, which also entails supervising compliance with rules and procedures.

Code of Conduct and Market Information Manual

CorpBanca’s objective is to continue progressing to become the best bank and have first-rate human capital. All associates and directors of CorpBanca and its subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients’ trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

2. Principal Risks Affecting the Bank:

2.1	Quantitative and Qualitative Disclosures about Credit Risk

For CorpBanca, proper risk management in all areas, particularly regarding credit risk, is one of the core pillars of the Bank’s portfolio management efforts, striving to maintain a proper risk/return ratio.

CorpBanca’s credit risk management is based on the following key elements:

-	Loan policies.

-	Loan approval processes.

-	Sound risk culture that is consistent with the Bank’s strategy.

-	Regulatory and preventative outlook on risk.

-	Human resources with considerable expertise in loan-related decision making.

-	Active participation from Credit Risk Division in the approval process, using a market segmented structure.

-	Defined monitoring and collections processes with involvement from the Commercial, Risk, Rating and Asset Control Areas.

-	Dissemination of a risk culture throughout the Bank with internal and external training programs for the Commercial and Risk Areas.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

-	The Companies Risk Division fulfills a checks-and-balances function for the commercial areas.

The Bank also has Credit Committees, which include Risk Managers, that determine debtor risk ratings.

These committees define individual and group exposure levels with customers as well as mitigating conditions such as collateral, loan agreements, etc.

The Bank’s risk management tool divides its portfolio into the following categories:

Normal Risk Portfolio

Watch List Portfolio

Default Portfolio

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Normal Risk Portfolio

The risk involved is reviewed at the following times:

-	For each loan proposal upon initial granting, renewals and for special transactions.

-	When deemed necessary by the Rating and Asset Control Division or the Companies Credit Risk Division.

-	Whenever the account executive determines that relevant changes have occurred in any of the debtor’s risk factors that may imply greater risk.

-	Through a monthly sample provided by the warning system.

-	Through periodic review by diverse centers of responsibility.

Watch List

An asset on the watch list presents weaknesses that can correct themselves, but requires special attention from each account executive and the Rating and Asset Control Division. Payment outlooks are satisfactory but may deteriorate if these weaknesses are not corrected. Loans in this category do not necessarily present expected losses for the Bank.

To safeguard the credit quality of loans, the Bank has established that the commercial segments must maintain a minimum of 5% of the Bank’s commercial portfolio on the watch list.

The watch list is managed by the Commercial Areas. These areas must comply with action plans established by the Watch List Committee.

The watch list is also reviewed by the Watch List Committee, which is composed of the Companies Credit Risk and/or Credit Risk Division Manager, Rating and Asset Control Division Manager and the corresponding Commercial Area Managers, based on the following timetable:

Every 4 months	Debtors are reviewed using these strategies:
V1 Exit
V2 Guarantee
V3 Reduce

Every 6 months	V4 Continue
Every 2 months	V5 Structured exit
If the loan remains unpaid.

The committee reviews all debtors classified individually on the watch list, which controls 93% of the Bank’s commercial portfolio on a case-by-case basis.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The Risk Manager of each commercial segment and the Rating and Asset Control Division Manager are responsible for monitoring the account executive’s compliance with action plans and any agreements made by the Watch List Committee.

Debtors on the watch list must be included in the following action plans, depending on the type of problems that affect them:

Debtors with exit plans. The Bank made the decision to completely eliminate the risk. For these debtors, there must be a defined payment plan.	V1

Debtors with plans to increase guarantee coverage.	V2

Debtors with plans to decrease exposure. Decrease debt to an amount that is comfortable for the Bank.	V3

Debtors with monitoring plans.

Less degree of concern. Example: monitoring the capitalization of a company that is committed but not executed, one-time delays in payments, payment of claims questioned by the insurance company.

V4

Debtors with structured payment plans. Defined payment plan for all debt. Only requires monitoring that installments are paid on time.	V5

Debtors declared as satisfactory assets. They were eliminated from the system after having satisfactorily complied with agreed-upon action plans.	V0

Variables that determine the classification of an asset as on the watch list.

1.	Using warning signs, which may include:

•	Qualitative aspects of debtor (some examples)

Change of owner, partner or guarantor

Problems between partners

Change of marital regime of guarantors

Change of ownership of property, plant and equipment

Labor conflicts

Quality of financial information

Adverse situation in industry or market in which debtor does business

Regulatory changes

Damage to facilities

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	Quantitative aspects of debtor (some examples)

Decrease in sales

Decrease in gross or operating margins

Increase in cash cycle (inventory permanence, age of receivables)

Increase in bank debt

Significant withdrawals by partners

Increase in investments in and receivables from related parties

Major investment projects

•	Payment behavior

Requesting continual renewals

Continuous internal overdrafts

Unpaid balances more than 30 days past due in financial system and/or past-due portfolio

Documents issued with insufficient funds

Scarce movements in current account

Unexplained labor and other violations

Number of defaults in Bank and financial system

2.	Debtor risk rating

When the customer should be classified in category A6 or worse

3.	Debtor analysis

As a result of renewals of lines of credit or requests for particular loans, the commercial and financial situation are reviewed.

Who classified the debtor on the watch list

•	Account Executives
•	Risk Managers
•	Loan Approval Committees
•	Past-due Portfolio Committee
•	Rating and Asset Control Manager
•	Commercial Managers

To whom was the request for classification made

Rating and Asset Control Manager

Who changes payment plans for debtors on the watch list or removes customers from the list

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The Rating and Asset Control Division is the only entity that can change, modify or exclude a customer from the watch list.

How is a customer removed from the watch list

The request is submitted to the committee, which then studies the information and approves or rejects the request.

How is the Commercial Area informed of the committee’s agreements

Through minutes issued by the Rating and Asset Control Manager.

Default Portfolio

This includes the entire portfolio managed by the Normalization Division. All customers with individual ratings of C1 or worse and all customers that have defaulted on any loan as a result of payment capacity problems, regardless of their rating, should be transferred to this division.

The Rating and Asset Control Division reviews compliance with this provision on a monthly basis.

This portfolio is revised by the Rating and Asset Control Division each month.

Derivative Instruments

The Bank has strict controls for derivative contracts negotiated directly with its counterparties. Credit risk is limited to the fair value of contracts that are favorable for the Bank (asset position), which only represents a small fraction of the notional values of those instruments. This exposure to credit risk is managed as part of the loan limits for customers, together with potential exposure from market fluctuations. In order to mitigate risk, the Bank tends to operate with counterparty deposit margins.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include guarantors and pledges, documentary letters of credit, bank guarantees and commitments to grant loans.

Cosignatories and sureties represent an irrevocable payment obligation. In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

indebtedness. Bank guarantees are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

Regarding commitments to grant loans, the Bank is potentially exposed to losses equivalent to the unused total of the commitment. However, the likely amount of the loss is less than the unused total of the commitment. The Bank monitors the maturity of credit lines because generally long-term commitments have greater credit risk than short-term commitments.

Financial Instruments

For this type of asset, the Bank measures the probability of not being able to collect from issuers using internal and external ratings such as risk rating agencies that are independent from the Bank.

Maximum Exposure to Credit Risk

The following table shows the Bank’s maximum credit risk exposure by financial asset as of December 31, 2014 and 2013 for different balance sheet items, including derivatives, without deducting real guarantees or other credit enhancements received:

		Maximum Exposure
	Note	2014	2013
		MCh$	MCh$
Loans and advances to banks	9	814,209	217,944
Loans to customers	10	13,891,904	12,777,784
Derivative instruments	8	766,799	376,280
Receivables from repurchase agreements and securities	7	78,079	201,665
Financial assets available for sale	11	1,156,896	889,087
Financial assets held to maturity	11	190,677	237,522
Other assets	16	411,974	290,678
Contingent loans	22	3,191,435	2,751,929

Total		20,501,973	17,742,889

For more details on maximum credit risk exposure and concentration by type of financial instrument, see the specific notes.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following table displays the concentration of credit risk by industry for financial assets:

		2014			2013
	Note	Maximum Gross Exposure	Maximum Net Exposure	%	Maximum Gross Exposure	Maximum Net Exposure	%
		MCh$	MCh$		MCh$	MCh$
Manufacturing		1,089,424	1,067,420	10.68%	841,660	823,633	8.95%
Mining		637,392	624,517	6.25%	795,577	778,537	8.46%
Utilities		765,992	750,519	7.51%	503,515	492,729	5.36%
Agriculture and livestock		306,319	300,132	3.00%	306,503	299,938	3.26%
Forestry		56,129	54,996	0.55%	32,910	32,205	0.35%
Fishing		2,199	2,154	0.02%	1,226	1,200	0.01%
Transportation		332,008	325,302	3.25%	366,364	358,516	3.90%
Telecom		95,778	93,843	0.94%	116,458	113,963	1.24%
Construction		1,113,269	1,090,783	10.91%	1,125,064	1,100,965	11.97%
Trade		1,373,094	1,345,358	13.46%	1,486,534	1,454,694	15.81%
Services		3,968,479	3,888,321	38.91%	3,720,259	3,640,575	39.57%
Other		460,048	450,755	4.51%	105,550	103,289	1.12%

Subtotal commercial loans	10	10,200,131	9,994,100	100%	9,401,620	9,200,244	100%
Consumer loans	10	1,766,333	1,676,008		1,679,740	1,595,532
Mortgage loans	10	2,244,885	2,221,796		2,004,303	1,982,008

Total		14,211,349	13,891,904		13,085,663	12,777,784

Guarantees

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

-	For loans to companies, the main guarantees are:

•	Machinery and/or equipment

•	Projects under construction, buildings with specific purposes and urban plots or land.

-	For loans to individuals, the main guarantees are:

•	Houses,

•	Apartments and

•	Automobiles.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Credit Quality by Class Financial Asset

The credit quality of financial assets is described in conformity with the SBIF Compendium of Accounting Standards. The following table summarizes financial assets by credit quality:

December 31, 2014

	Individual Portfolio																					Group Portfolio
	Normal Portfolio							Substandard Portfolio					Default Portfolio									Normal Portfolio	Default Portfolio
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1		C2	C3	C4	C5	C6	Subtotal	Total			Subtotal	Overall Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and Advances to Banks	620,047	145,363	44,820	4,250	—	—	814,480	—	—	—	—	—		—	—	—	—	—	—	—	814,480	—	—	—	814,480

Loans to customers	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—
Commercial Loans:	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—
Commercial loans	—	440,672	1,715,679	3,096,734	2,092,385	244,994	7,590,464	142,492	51,960	49,461	27,078	270,991		58,957	12,231	3,153	5,429	11,441	35,602	126,813	7,988,268	360,659	47,987	408,646	8,396,914
Foreign trade loans	—	6,821	160,843	177,597	88,026	8,926	442,213	28,230	1,243	—	875	30,348		1,030	6,955	381	386	13,155	1,211	23,118	495,679	9,497	375	9,872	505,551
Current account overdrafts	—	—	8,235	8,443	3,918	264	20,860	413	123	7	77	620		476	63	—	190	73	232	1,034	22,514	10,918	1,611	12,529	35,043
Factoring transactions	—	—	4,574	30,570	28,474	481	64,099	29	—	—	11	40	-	1	—	—	—	30	25	54	64,193	5,643	78	5,721	69,914
Lease transactions	—	6,762	69,110	324,541	285,389	31,491	717,293	33,432	12,244	10,089	5,083	60,848		8,359	3,122	1,396	2,902	3,028	91	18,898	797,039	78,724	5,030	83,754	880,793
Other loans and receivables	2	168	1,686	4,566	2,924	141	9,487	86	54	30	26	196		350	103	7	27	157	860	1,504	11,187	300,136	593	300,729	311,916

Subtotal commercial loans	2	454,423	1,960,127	3,642,451	2,501,116	286,297	8,844,416	204,682	65,624	59,587	33,150	363,043		69,171	22,474	4,937	8,934	27,884	38,021	171,421	9,378,880	765,577	55,674	821,251	10,200,131

Consumer Loans	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—	—	—	—	1,717,344	48,989	1,766,333	1,766,333

Mortgage Loans	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—	—	—	—	2,207,504	37,381	2,244,885	2,244,885

Total Loans to Customers	2	454,423	1,960,127	3,642,451	2,501,116	286,297	8,844,416	204,682	65,624	59,587	33,150	363,043		69,171	22,474	4,937	8,934	27,884	38,021	171,421	9,378,880	4,690,425	142,044	4,832,469	14,211,349

Investment securities	—	—	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—	—	—	—	—	—	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

December 31, 2013

	Individual Portfolio																				Group Portfolio
	Normal Portfolio							Substandard Portfolio					Default Portfolio								Normal Portfolio	Default Portfolio
	A1	A2	A3	A4	A5	A6	Subtotal	B1	B2	B3	B4	Subtotal	C1	C2	C3	C4	C5	C6	Subtotal	Total			Subtotal	Overall Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and Advances to Banks	140,017	30,469	47,595	—	—	—	218,081	—	—	—	—	—	—	—	—	—	—	—	—	218,081	—	—	—	218,081

Loans to customers
Commercial Loans:
Commercial loans	194,049	1,325,825	2,582,752	2,185,937	621,324	40,134	6,950,021	190,482	32,492	42,356	41,650	306,980	32,875	9,348	3,005	27,266	9,597	30,450	112,541	7,369,542	375,333	44,530	419,863	7,789,405
Foreign trade loans	14,671	141,600	159,657	63,862	21,765	—	401,555	12,900	2,737	—	1,383	17,020	1,259	326	—	18,532	9,157	848	30,122	448,697	10,050	327	10,377	459,074
Current account overdrafts	1	1,603	4,868	7,584	1,641	155	15,852	202	33	97	165	497	153	4	—	14	17	116	304	16,653	11,031	444	11,475	28,128
Factoring transactions	—	1,501	32,596	31,539	1,160	—	66,796	718	—	—	—	718	—	—	—	—	—	172	172	67,686	7,588	110	7,698	75,384
Lease transactions	1,052	11,896	149,260	345,971	142,546	8,666	659,391	30,051	3,827	2,899	10,228	47,005	6,815	2,488	3,638	2,022	3,100	789	18,852	725,248	96,003	6,019	102,022	827,270
Other loans and receivables	1	278	2,699	4,672	1,598	49	9,297	206	46	13	78	343	400	4	37	10	85	325	861	10,501	211,378	480	211,858	222,359

Subtotal commercial loans	209,774	1,482,703	2,931,832	2,639,565	790,034	49,004	8,102,912	234,559	39,135	45,365	53,504	372,563	41,502	12,170	6,680	47,844	21,956	32,700	162,852	8,638,327	711,383	51,910	763,293	9,401,620

Consumer Loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,635,812	43,928	1,679,740	1,679,740

Mortgage Loans	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,969,500	34,803	2,004,303	2,004,303

Total Loans to Customers	209,774	1,482,703	2,931,832	2,639,565	790,034	49,004	8,102,172	234,559	39,135	45,365	53,504	372,563	41,502	12,170	6,680	47,844	21,956	32,700	162,852	8,638,327	4,316,695	130,641	4,447,336	13,085,663

Investment securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

An analysis of the age of past-due loans by class of financial asset is provided below:

	December 31, 2014
	Less than 30 Days MCh$	Between 30 and 89 Days MCh$	Over 89 Days MCh$	Total Past- Due Debt MCh$
Loans and advances to banks	—	—	—	—
Loans to customers:
Commercial	56,977	20,998	73,705	151,680
Mortgage	1,778	974	4,629	7,381
Consumer	32,367	14,915	4,316	51,598
Investment securities	—	—	—	—

Total	91,122	36,887	82,650	210,659

	December 31, 2013
	Less than 30 Days MCh$	Between 30 and 89 Days MCh$	Over 89 Days MCh$	Total Past- Due Debt MCh$
Loans and advances to banks	—	—	—	—
Loans to customers:
Commercial	50,380	14,200	52,036	116,616
Mortgage	1,493	1,108	4,614	7,215
Consumer	26,007	7,449	7,441	40,897
Investment securities	—	—	—	—

Total	77,880	22,757	64,091	164,728

The fair value of guarantees for past-due assets that are not impaired amount to MCh$857,110 as of December 31, 2014, and MCh$445,889 as of December 31, 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Asset and liability positions by currency as of each year-end are detailed as follows:

As of December 31, 2014

	Note	US$	Euros	Yen	Pounds	Colombian Peso	Other Currencies	UF	Chilean pesos	FX Rate	Total
		MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	399,755	11,675	1,293	30	622,248	265	—	133,912	—	1,169,178
Transactions in the course of collection	5	51,716	1,865	—	486	7,433	41	—	151,301	—	212,842
Trading securities	6	82,316	—	—	—	571,089	—	5,434	27,059	—	685,898
Receivables from repurchase agreements and securities borrowing	7	—	—	—	—	50,973	—	272	26,834	—	78,079
Derivative instruments	8	338,506	—	—	—	115,515	—	—	312,778	—	766,799
Loans and advances to banks	9	91,958	—	—	—	102,204	—	—	620,047	—	814,209
Loans to customers	10	1,501,179	2,586	—	—	5,043,827	6	3,903,662	3,430,948	9,696	13,891,904
Financial assets available for sale	11	43,068	—	—	—	479,103	—	220,478	404,580	9,667	1,156,896
Financial assets held to maturity	11	24,275	—	—	—	159,227	—	7,175	—	—	190,677
Investments in Other Companies	12	—	—	—	—	5,520	—	—	10,322	—	15,842
Intangible assets	13	103	—	—	—	321,029	—	—	436,645	—	757,777
Property and Equipment	14	1,345	—	—	—	52,502	—	—	38,795	—	92,642
Current tax assets	15	1,018	—	—	—	590	—	—	—	—	1,608
Deferred tax assets	15	2,765	—	—	—	64,462	—	—	46,274	—	113,501
Other assets	16	126,277	—	—	—	80,243	—	6	205,448	—	411,974

Total Assets		2,664,281	16,126	1,293	516	7,675,965	312	4,137,027	5,844,943	19,363	20,359,826

Current accounts and other demand deposits	17	120,915	2,588	—	9	2,863,024	64	10,117	958,231	—	3,954,948
Transactions in the course of payment	5	75,017	1,782	1,617	15	205	128	—	67,007	—	145,771
Receivables from repurchase agreements and securities borrowing	7	131	—	—	—	652,804	—	—	8,728	—	661,663
Savings accounts and time deposits	17	1,024,704	8,388	—	—	2,237,371	—	527,356	4,279,146	1	8,076,966
Derivative instruments	8	268,071	—	—	—	80,876	—	640	258,096	—	607,683
Borrowings from financial institutions	18	1,025,646	3,308	—	—	402,969	—	—	—	—	1,431,923
Debt issued	19	892,149	—	—	—	373,720	—	1,766,196	46,985	—	3,079,050
Other financial obligations	19	—	—	—	—	1,371	—	4,552	9,286	213	15,422
Current tax liabilities	15	—	—	—	—	—	—	—	—	—	—
Deferred taxes	15	63	—	—	—	92,206	—	—	88,665	—	180,934
Provisions	20	5,764	—	—	—	71,378	—	—	149,868	—	227,010
Other Liabilities	21	27,988	—	—	—	69,261	—	502	112,965	—	210,716

Total liabilities		3,440,448	16,066	1,617	24	6,845,185	192	2,309,363	5,978,977	214	18,592,086

Net asset (liability)		(776,167)	60	(324)	492	830,780	120	1,827,664	(134,034)	19,149	1,767,740
Contingent loans	22	459,290	17,061	1,225	—	1,016,737	—	282,259	1,414,863	—	3,191,435

Net asset (liability) position		(316,877)	17,121	901	492	1,847,517	120	2,109,923	1,280,829	19,149	4,959,175

As of December 31, 2014		—	—	—	—	—	—	—	—	—	—
Total Assets		2,664,281	16,126	1,293	516	7,675,965	312	4,137,027	5,844,943	19,363	20,359,826
Total Liabilities		3,440,448	16,066	1,617	24	6,845,185	192	2,309,363	5,978,977	214	18,592,086
Net asset (liability)		(776,167)	60	(324)	492	830,780	120	1,827,664	(134,034)	19,149	1,767,740
Contingent loans	22	459,290	17,061	1,225	—	1,016,737	—	282,259	1,414,863	—	3,191,435
Net asset (liability) position		(316,877)	17,121	901	492	1,847,517	120	2,109,923	1,280,829	19,149	4,959,175

An analysis by contractual maturity of assets and liabilities can be found in Note 36.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

As of December 31, 2013	Note	US$	Euros	Yen	Pounds	Colombian Peso	Other Currencies	UF	Chilean pesos	FX Rate	Total
		MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$
Cash and due from banks	5	172,340	3,625	98	67	595,663	390	—	138,905	—	911,088
Transactions in the course of collection	5	30,380	1,529	—	2,214	727	167	—	77,738	—	112,755
Trading securities	6	—	—	—	3	390,706	—	9,310	31,664	—	431,683
Receivables from repurchase agreements and securities borrowing	7	—	—	—	—	190,005	—	772	10,888	—	201,665
Derivative instruments	8	191,371	—	—	—	36,507	—	—	148,402	—	376,280
Loans and advances to banks	9	63,716	—	—	—	14,223	—	—	140,005	—	217,944
Loans to customers	10	1,205,734	4,039	—	240	4,991,425	—	3,676,190	2,885,927	14,229	12,777,784
Financial assets available for sale	11	74,381	—	—	—	255,782	—	201,724	349,001	8,199	889,087
Financial assets held to maturity	11	10,563	—	—	—	218,327	—	8,632	—	—	237,522
Investments in Other Companies	12	—	—	—	—	10,994	—	—	4,471	—	15,465
Intangible assets	13	118	—	—	—	355,572	—	—	481,232	—	836,922
Property and Equipment	14	1,140	—	—	—	60,792	—	—	36,310	—	98,242
Current tax assets	15	—	—	—	—	—	—	—	—	—	—
Deferred tax assets	15	820	—	—	—	54,170	—	—	37,942	—	92,932
Other assets	16	54,197	—	—	—	44,043	—	8	192,430	—	290,678

Total Assets		1,804,760	9,193	98	2,524	7,218,936	557	3,896,636	4,534,915	22,428	17,490,047

Current accounts and other demand deposits	17	91,314	1,272	—	1	2,492,576	11	11,602	854,607	—	3,451,383
Transactions in the course of payment	5	11,434	1,371	—	54	698	57	—	43,738	—	57,352
Receivables from repurchase agreements and securities borrowing	7	10,899	—	—	—	256,455	—	—	75,091	—	342,445
Savings accounts and time deposits	17	626,742	267	—	—	2,537,342	—	377,280	3,796,071	1	7,337,703
Derivative instruments	8	137,037	—	—	—	19,922	—	32	124,592	—	281,583
Borrowings from financial institutions	18	836,699	3,326	—	240	433,857	—	—	(282)	—	1,273,840
Debt issued	19	382,466	—	—	—	347,909	—	1,637,283	46,899	—	2,414,557
Other financial obligations	19	—	—	—	—	1,122	—	6,224	8,840	621	16,807
Current tax liabilities	15	715	—	—	—	17,695	—	—	26,748	—	45,158
Deferred taxes	15	104	—	—	—	82,916	—	—	96,447	—	179,467
Provisions	20	3,886	—	—	—	76,486	—	—	106,834	—	187,206
Other Liabilities	21	92,877	2,766	98	2,226	59,544	351	914	26,731	—	185,507

Total liabilities		2,194,173	9,002	98	2,521	6,326,522	419	2,033,335	5,206,316	622	15,773,008

Net asset (liability)		(389,413)	191	—	3	892,414	138	1,863,301	(671,401)	21,806	1,717,039
Contingent loans	22	1,318,986	12,127	78	—	1,012,045	—	158,588	250,105	—	2,751,929

Net asset (liability) position		929,573	12,318	78	3	1,904,459	138	2,021,889	(421,296)	21,806	4,468,968

As of December 31, 2013
Total Assets		1,804,760	9,193	98	2,524	7,218,936	557	3,896,636	4,534,915	22,428	17,490,047
Total Liabilities		2,194,173	9,002	98	2,521	6,326,522	419	2,033,335	5,206,316	622	15,773,008
Net asset (liability)		(389,413)	191	—	3	892,414	138	1,863,301	(671,401)	21,806	1,717,039
Contingent loans	22	1,318,986	12,127	78	—	1,012,045	—	158,588	250,105	—	2,751,929
Net asset (liability) position		929,573	12,318	78	3	1,904,459	138	2,021,889	(421,296)	21,806	4,468,968

An analysis by contractual maturity of assets and liabilities can be found in Note 36.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

FINANCIAL RISK MANAGEMENT

Definition and Principles of Financial Risk Management

1.	Market Risk

a)	Definition

Market risk is the exposure to economic gains or losses caused by movements in prices and market variables. This exposure stems from both the trading book, where positions are valued at fair value, and the banking book, which is at amortized cost. The different valuation methodologies require the use of diverse tools to measure and control the impact on either the value of the Bank’s positions or its financial margin.

Decisions as to how to manage these risks are reviewed by committees, the most important of which is the Asset-Liability Committee (ALCO).

Each of the activities are measured, analyzed and reported on a daily basis using different metrics to ascertain their risk profiles.

The following section describes the main risk factors along with the tools we use to monitor the most important impacts of market risk factors to which the Bank and its subsidiaries are exposed.

(1)	Risk Factors

(a)	Foreign Exchange Risk

Foreign exchange risk is the exposure to adverse movements in the exchange rates of currencies other than the base currency for all balance sheet and off-balance sheet positions.

The main sources of foreign exchange risk are:

- Positions in foreign currency (FX) within the trading book.

- Currency mismatches between assets and liabilities in the banking book.

- Cash flow mismatches in different currencies.

- Structural positions produced from consolidating assets and liabilities from our foreign branches and subsidiaries denominated in currencies other than the Chilean peso. As a result, movements in exchange rates can generate volatility within the bank’s income statement and equity. This effect is known as “translation risk”.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(b)	Indexation Risk

Indexation risk is the exposure to changes in indexed units (e.g. UF, UVR or others) linked to domestic or foreign currency in which any instruments, contracts or other transactions recorded in the balance sheet may be denominated.

(c)	Interest Rate Risk

Interest rate risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of trading instruments and the financial margin and other gains from the banking book such as fees. Likewise, fluctuations in interest rates can affect the underlying value of the Bank’s assets and liabilities and of derivative instruments that are recorded off balance sheet at fair value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin and equity.

Movements in interest rates can be explained by at least the following risk factors:

•	Systemic risk

•	Funding liquidity risk

•	Credit risk

•	Specific risk

A key component of our asset and liability policy is the management of interest rate sensitivity. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the maturity or re-pricing characteristics of interest-earning assets and interest bearing liabilities. For any given period, the pricing structure is matched when an equal amount of such assets and liabilities mature or re-price in that period. Any mismatch of interest-earning assets and interest bearing liabilities is known as a gap position. A positive gap denotes asset sensitivity and means that an increase in interest rates would have a positive effect on net interest income while a decrease in interest rates would have a negative effect on net interest income. Accordingly, a negative gap denotes asset sensitivity and means that a decrease in interest rates would have a negative effect on net interest income while an increase in interest rates would have a positive effect on net interest income.

Our interest rate sensitivity strategy takes into account not only the rates of return and the underlying degree of risk, but also liquidity requirements, including minimum regulatory cash reserves, mandatory liquidity ratios, withdrawal and maturity of deposits, capital costs and additional demand for funds. Our maturity mismatches and positions are monitored by our A&L Committee and are managed within established limits.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(i)	Prepayment or Call Risk

This risk arises from the possible prepayment (partial or full) of any transaction before its contractual maturity, generating the need to reinvest the freed cash flows at a different rate than that of the prepaid transaction.

(i)	Underwriting or insurance Risk

This risk arises as a result of the Bank underwriting a placement of bonds or other debt instruments, taking on the risk of coming to own the portion of the issuance that could not be placed among potential interested parties.

(d)	Correlation Risk

Correlation risk is the exposure to changes in estimated correlations between the relative value of two or more assets, or a difference between the effective and estimated correlation over the life of the transaction.

(e)	Market Liquidity Risk

Market liquidity risk is the exposure to losses as a result of the potential impact on transaction prices or costs in the sale or closure of a position. This risk is related to the particular market’s degree of depth.

(f)	Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as the exposure to changes in the perceived volatility of these factors.

b)	Management Principles

The following principles govern the market risk management efforts of CorpBanca and its subsidiaries:

•	Business and trades are conducted in line with established policies, pre-approved limits, guidelines, procedure controls and clearly defined delegation of decision-making authority, in compliance with applicable laws and regulations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	The Bank’s organizational structure must ensure effective segregation of duties so that trading, monitoring, accounting and risk measurement are performed and reported independently using a dual-control system.

•	Trading of new products and participation in new markets can only take place if:

•	The product has been approved by the Bank’s New Product Committee.

•	A full assessment has been conducted to determine if the activity falls within the Bank’s general risk tolerance and specific commercial objectives.

•	Proper controls and limits have been set for that activity.

•	The limits, terms and conditions stipulated in the authorizations are monitored on a daily basis and any excesses are reported no later than the following day.

•	Trading positions are valued each day at fair value in accordance with the Valuation Policy.

•	All trades must be executed at current market rates.

2.	Funding Liquidity Risk

a)	Definition

Funding liquidity risk is the exposure of the Bank and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

•	the liquidation of positions, when it so decides, to occur without significant losses.

•	the commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.

•	the Bank to avoid fines or regulatory penalties for not complying with regulations.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Management Principles

The principles used to manage funding liquidity risk include:

•	Balancing strategic liquidity objectives with corporate profitability objectives, designing and implementing investment and financing strategies to compete with our key competitors.

•	Designing policies, limits and procedures in accordance with banking regulations, internal rules and CorpBanca’s strategic business objectives.

•	Establishing a robust framework for managing liquidity risk that guarantees that the entity will maintain sufficient liquidity, including a cushion of high-quality, unencumbered liquid assets that can be used to contend with a series of stress-generating events, including those that bring about losses or weaken sources of secured and unsecured financing.

•	Clearly establishing liquidity risk tolerance appropriate for its business strategy and its size within the financial system.

•	The Bank has a financing strategy that promotes effective diversification of funding sources and maturities. It maintains a continuous presence in the funding market with correspondent banks and select customers, maintaining close relationships and promoting diversification of funding sources. It also keeps appropriate lines of financing available, ensuring its ability to obtain liquid resources quickly. The Bank has identified the main factors of vulnerability that affect its ability to secure funds and monitors the validity of the assumptions behind estimates for obtaining funding.

CorpBanca actively manages its intraday liquidity positions and risks in order to punctually meet its payment and liquidation obligations both under normal circumstances as well as situations of stress, contributing to the smooth operations of the payment and settlement systems.

3.	Counterparty Risk

Credit default risk is the risk of loss arising from non-compliance by a given counterparty, for whatever reason, in paying all or part of its obligations with the Bank under contractually agreed-upon conditions. This risk also includes a given counterparty’s inability to comply with obligations to settle derivative operations with bilateral risk.

The Bank diversifies credit risk by placing limits on the concentration of this risk in any one individual debtor, debtor group, product, industry segment or country. Such risks are continuously monitored and the limits by debtor, debtor group, product, industry and country are reviewed at least once per year and approved by the respective committees.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Exposure to credit risk is evaluated using an individual analysis of the payment capacity of debtors and potential debtors to meet their obligations on time and as agreed.

Furthermore, the Bank has strict controls for derivative contracts negotiated directly with its counterparties. This exposure is managed using limits per customer based on a risk methodology equivalent to credit risk exposure. Lastly, the values of derivatives are adjusted to reflect the expected loss from the counterparty.

B.	Corporate Governance Structure and Committees

CorpBanca has established a sound organizational structure for monitoring, controlling and managing market risks, based on the following principles:

•	Risk is monitored and controlled by parties independent from those managing risk, thus correctly aligning incentives.

•	Management efforts should be flexible, within the framework permitted by policies, rules and current regulations.

•	Senior management establishes the guidelines for risk appetite, and

•	is informed periodically on risk levels assumed, contingencies and instances when limits are exceeded.

In order to guarantee the flexibility of management efforts and communication of risk levels to upper management, the following network of committees has been established:

•	Daily Committee: Meets daily to review financial conditions and the latest market movements. This committee reviews the relevance of positions on a daily basis in order to detect in advance any scenarios that could negatively impact returns and liquidity. It also monitors the performance of strategies used for each of the portfolios.

•	Market and Proprietary Trading Committee: Meets weekly to analyze management of positions. This committee reviews local and global economic conditions and projections in order to analyze the potential benefits and risks of the strategies executed and evaluate new strategies.

•	Financial Management Committee: Meets biweekly to analyze management of structural interest rate and indexation risk in the banking book.

•	Liquidity Management Committee: Meets biweekly to analyze management of funding liquidity risk.

•	Asset-Liability Committee (ALCO): Meets biweekly to analyze economic and financial conditions and inform senior management of market and liquidity risk levels assumed by presenting indexes of market and funding liquidity risk, limit consumption and results of stress tests.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	Board of Directors: the board of directors is informed each quarter of the market and funding liquidity risk levels assumed by presenting established risk indexes, limit consumption and results of stress tests.

The divisions in charge of managing market and funding liquidity risk are:

The Treasury Division is responsible for managing market risk. Its primary objective is to generate or conduct business with customers while its secondary function is to carry out proprietary trading.

The Finance and International Division is responsible for managing all structural risks in the markets in which it operates through the Financial Management and Liquidity Management Areas in order to provide greater stability to the financial margin and ensure suitable levels of solvency and liquidity.

As with the corporate structure for financial risk, each local financial risk unit arranges its functions based on the specific characteristics of the business, operations, legal requirements or other relevant aspects.

In order to guarantee adherence to corporate policies and proper local execution, the corporate financial risk area and local units have the following roles and functions:

Corporate Financial Risk Area:

•	To design, propose and document risk policies and criteria, corporate limits and decision making and control processes.

•	To generate management schemes, systems and tools, overseeing and supporting implementation so that they function effectively.

•	To know, assimilate and adapt internal and external best practices.

•	To drive commercial activity to attain risk-weighted results.

•	To consolidate, analyze and control financial risk incurred by all perimeter units.

Local Financial Risk Units:

•	To measure, analyze and control the risks under their responsibility.

•	To adapt and embrace corporate policies and procedures through local approval.

•	To define and document local policies and lead local projects.

•	To apply policies and decision-making systems to each market.

•	To adapt the organization and management schemes to corporate frameworks and rules.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

C.	Monitoring and Controlling Financial Risk

1.	Market Risk

a)	Management Tools

(1)	Internal Monitoring

(a)	Limits and Warning Levels

(i)	Trading Book

The trading book consists of financial instruments that are allocated to diverse portfolios based on their strategy. The market risk of these instruments stems mainly from being recorded at fair value. As a result, changes in market conditions can directly impact their value. The following sections describe the monitoring and control structure for market risk in the trading book used during 2014.

(a)	Value at Risk (VaR)

The Value at Risk (VaR) methodology is the main tool for controlling market risk in the trading book. Its appeal lies in providing a statistical measurement of the maximum expected loss at a certain defined level of confidence, consolidating risk exposures with the observed distribution of market factors.

The Bank assigns global limits based on its activities in different markets. In addition, in order to complement these global limits, VaR sublimits are defined using diverse variables such as market volatility, volume, liquidity and return on capital.

The following table presents the use of VaR during 2014 for the Bank and its Chilean and foreign subsidiaries. The Chilean branch accounts for most of the VaR consumption with an average of 1,927.30MMCLP followed by CorpBanca Colombia with an average consumption of 286.54MMCLP.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

VaR Statistics for Bank and Subsidiaries

		(MMCh$) VaR with 99% confidence level
		2014
		Minimum	Average	Maximum	Last
CORPBANCA CHILE	Total VaR	1,126.28	1,927.30	2,763.36	2,147.21
	Diversification Effect	-349.73	-107.33	-66.98	-117.12
	Interest Rate	1,183.70	1,918.20	2,759.28	2,186.57
	Equity	0.00	0.00	0.00	0.00
	Foreign Exchange Rate	292.30	116.43	49.21	77.76

CORPBANCA COLOMBIA	Total VaR	138.25	286.54	709.77	695.29
(CorpBanca & Helm Bank)	Diversification Effect	39.73	-30.32	-192.72	-21.00
	Interest Rate	97.98	283.17	708.36	694.96
	Equity	0.00	0.00	0.00	0.00
	Foreign Exchange Rate	0.54	33.69	194.13	21.33

CORREDORA DE BOLSA	Total VaR	21.08	43.85	87.42	39.47
	Diversification Effect	35.82	-34.34	-79.62	-21.43
	Interest Rate	-20.99	34.05	92.02	24.78
	Equity	3.56	15.13	44.35	3.67
	Foreign Exchange Rate	2.69	29.01	30.66	32.44

CORPBANCA NEW YORK	Total VaR	8.69	10.38	13.64	13.27
	Diversification Effect	0.00	0.00	0.00	0.00
	Interest Rate	8.69	10.38	13.64	13.27
	Equity	0.00	0.00	0.00	0.00
	Foreign Exchange Rate	0.00	0.00	0.00	0.00

FIGURE 1: VAR CONSUMPTION FOR THE BANK AND ITS SUBSIDIARIES

The following graphs show the daily evolution of the VaR during 2014 for the Bank and its subsidiary in Colombia. As mentioned previously, the VaR consumption of CorpBanca Chile (blue line) is consistently higher than CorpBanca Colombia (red line).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

VaR Statistics for Bank and Subsidiaries

Figures in millions of Chilean pesos (MCh$)

VaR with 99% confidence level

FIGURE 2: VAR TRENDS IN CHILE IN 2014

(i)	VaR Backtesting

VaR backtesting is carried out at a local and corporate level by the different financial risk units. The backtesting methodology is applied consistently to all of the Bank’s portfolios. These exercises consist of comparing the estimated VaR measurements at a determined level of confidence and time horizon against the real results of losses obtained during the same time horizon. The methodology used compares the results obtained without considering the intraday results or changes in positions within the portfolio. This method corroborates the individual models’ ability to value and measure risks from the different positions.

The graphs below compare the bank’s daily VaR estimates and the realized P&L over a period of 300 days in order to probe the VaR measurements’ consistency (Kupiec’s frequency test). Indeed, about 99% of the realized P&L should lie within the ±99% VaR interval. Given the time period of 300 days, there should be an expected number of 3 excesses.

As seen below, CorpBanca Chile exhibited 2 exceptions over the considered time period, which corresponds to the Basel green zone.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

FIGURE 3: BACKTESTING TRENDS FOR CHILE IN 2014

The graph presented above shows VaR movements with data from 300 days of history and the Bank’s results in Chile. Based on the graph, during the time frame indicated, there were 2 exceptions over the daily VaR. The frequency or Kupiec test places the model within the green zone, which indicates that the model is correct and aligned with the hypotheses made and accepts exceptions generated with a frequency of close to 1%, which are also independent from one another.

FIGURE 4: BACKTESTING TRENDS FOR COLOMBIA IN 2014

The figure above illustrates an exception to the daily VaR. The frequency test places the model within the green zone, which indicates that there is no evidence for rejecting the model.

(b)	Interest Rate and Currency Sensitivity

Measuring interest rate and currency sensitivity is one of the main tools for monitoring market risk in the trading book, enabling the Bank to break down, understand and report on the directional positions to which it is exposed.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Interest rate and currency sensitivity is monitored on a daily basis and is limited by the VaR limits established for each portfolio.

At the same time, exchange rate risk is controlled using notional limits, giving fluidity to currency products with customers and simultaneously limiting trading positions. The following table shows the current notional limits as well as closing positions as of year-end 2014, and statistics for that year.

Current Limits and Consumption of Currency Positions

	As of December 31, 2014						Consumption Statistics 2014
Exchange Rate	Limit [USD]	Position [USD]		VaR 95% [CLP]	VaR Inc 95% [CLP]		Minimum [USD]		Average [USD]		Maximum [USD]
USD/CLP	55.000.000	-	27.325.595	194.938.852		84.231.891	-	27.325.595		8.880.335	48.922.929
EUR/USD	20.000.000		26.781	211.924	-	137.904	-	17.954.871	-	4.021.840	2.199.938
JPY/USD	10.000.000		68.236	849.507	-	593.157	-	7.715.228	-	1.488.303	7.451.707
GBP/USD	10.000.000		42.005	273.706	-	138.463	-	1.603.774		23.873	1.232.517
CAD/USD	10.000.000		43.896	291.351	-	31.324	-	468.908		10.856	114.667
AUD/USD	5.000.000		27.035	294.669	-	14.126	-	14.835		52.888	151.555
MXN/USD	5.000.000		13.027	116.567		57.685	-	4.567.117	-	140.641	2.184.759
PEN/USD	5.000.000		—	—		—		—		—	—
BRL/USD	5.000.000		2.265	37.824	-	3.975	-	2.025.591	-	20.351	2.916.988
COP/USD	5.000.000		—	—		—	-	2.436.382	-	14.361	2.131
NOK/USD	500.000		65.957	736.809	-	250.484		9.376		22.149	66.048
DKK/USD	500.000		19.295	150.387	-	99.443		17.480		24.488	29.862
SEK/USD	500.000	-	6.187	61.635		22.637	-	287.591		2.289	25.115
CHF/USD	500.000		70.872	637.689	-	365.519	-	16.910		78.441	218.499
WON/USD	500.000		—	—		—		—		—	—
CNY/USD	500.000		13.224	23.706		39.862		1.604		6.104	20.813

FIGURE 5: CURRENT LIMITS AND CONSUMPTION OF CURRENCY POSITIONS FOR 2014

The following tables show the trends in the most important currency positions managed in Chile, which are the U.S. dollar (USD) and the euro (EUR).

The graphs below show that the USD-CLP and EUR-USD exposures of CorpBanca Chile (blue line) lie within the authorized limits (range between the red lines).

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

FIGURE 6: EVOLUTION OF USD POSITION FOR 2014

FIGURE 7: EVOLUTION OF EUR POSITION FOR 2014

The limit for Colombia uses an overall position for all currencies, which cannot exceed US$ 40 million (notional). The table below shows the aggregate position for Colombia.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

FIGURE 8: EVOLUTION OF USD/COP POSITION FOR YEAR 2014 CORPBANCA COLOMBIA

(c)	Sensitivity to Volatility

While the options portfolio is included in the VaR calculation described in the section above, the Bank also uses additional limits to controls the risks associated with the currency options portfolio. These added limits promote the product as a customer necessity, more than as trading positions.

•	Gamma Risk Limit or Effect of Convexity of Options

•	Vega Risk Limit or Effect of Variability of Area of Implied Market Volatility

The following figures show the use of limits as of year-end 2014, and trends in their use in Chile and the Colombian subsidiary.

	December 2014
Index	Limit [MCh$]	Value [MCh$]
Gamma Risk	50	—
Vega Risk	300	214
FIGURE 9: CONSUMPTION OF GAMMA AND VEGA RISK 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

FIGURE 10: TRENDS IN GAMMA RISK 2014

FIGURE 11: TRENDS IN VEGA RISK 2014

The following figures show the use of gamma and vega limits as of year-end 2014, for our subsidiary in Colombia.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

	December 2014
Index	Limit [MCh$]	Value [MCh$]
Gamma Risk	215	0
Vega Risk	89	7

FIGURE 12: CONSUMPTION OF GAMMA AND VEGA RISK 2014 CORPBANCA COLOMBIA

FIGURE 13: TRENDS IN GAMMA RISK 2014 COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

FIGURE 14: TRENDS IN VEGA RISK 2014 COLOMBIA

(ii)	Banking Book

The banking book consists primarily of:

Assets

•	Cash

•	Commercial, mortgage and consumer loans from the commercial areas

•	Fixed-income instruments classified as available for sale or held to maturity.

Liabilities

•	Demand deposits

•	Time deposits

•	Senior and subordinated bonds

•	Derivative instruments that qualify for hedge accounting: Derivatives that, meeting certain requirements, are given an accounting treatment different than those derivatives recorded in the trading book, the objective of which is to manage risks in the banking book.

The banking book’s main risks and the tools used to monitor, control and manage these risks are described below.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(a)	Financial Investment Positions

The banking book includes a portfolio of financial investments classified as available-for-sale instruments, used to manage structural interest rate risk in the balance sheet. Exposure to this type of investments is calculated using PV01 and VaR market value sensitivities, in order to continuously monitor the volatility of book basis equity.

(b)	Sensitivity to Indexation

CorpBanca’s balance sheet presents a mismatch between inflation-indexed assets and liabilities. The Chilean market has more indexed assets than liabilities, which explains why the Bank has a mismatch of inflation-indexed assets. This is due to the existence of medium and long-term indexed assets that are financed with liabilities in Chilean pesos.

Hedge accounting is used as an effective and relatively low-cost tool to manage this risk.

The following table shows the size of the mismatch as of year-end 2014, and the mismatch statistics during the year.

		Statistics 2014
	December 31, 2014 [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
Total Mismatch	640,915	475,031	885,572	1,155,321

Balance Sheet Mismatch	1,580,966	1,498,922	1,645,540	1,770,066
Derivative Mismatch	(947,339)	(1,084,087)	(767,488)	(553,770)
Investment Mismatch	7,288	—	7,519	8,693

FIGURE 15: INFLATION MISMATCH AS OF PERIOD-END 2014 AND STATISTICS FOR THE YEAR

The following graph shows trends in this mismatch during 2014 and the Bank’s relative ease in managing this risk. Throughout 2014, exposure remained at moderate levels.

FIGURE 16: EVOLUTION OF INFLATION MISMATCH DURING 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(c)	Sensitivity of Financial Margin and Economic Capital

The Annual Income Sensitivity (AIS) index measures the sensitivity of the interest margin to 100 bp variations in the reinvestment rate for assets and liabilities during the next 12 months. The established limits are much lower than the Bank’s profit for the year. During 2014, the sensitivity risk in the interest margin in Chile has remained low with a positive sensitivity to drops in interest rates.

The Market Value Sensitivity (MVS) index measures the sensitivity of the economic value (fair value) of the banking book in the event of a 100 bp increase in the valuation rates of assets and liabilities.

The tables below show the evolution of sensitivity indicators for interest margins and economic capital for Chile and Colombia.

FIGURE 17: EVOLUTION MVS AND AIS CHILE 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

FIGURE 18: EVOLUTION MVS AND AIS COLOMBIA 2014

(d)	Structural Exchange Rate Risk

Structural exchange rate risk arises from the Bank’s positions in currencies other than the Chilean peso related primarily to the consolidation of investments in subsidiaries or affiliates and the gains or losses from and hedges of these investments. The process of managing structural exchange rate risk is dynamic and attempts to limit the impact of currency depreciation, thus optimizing the financial cost of hedges.

The general policy for managing this risk is to finance them in the currency of the investment provided that market depth so allows and the cost is justified by the expected depreciation. One-time hedges are also taken out when the Bank considers that any currency may weaken beyond market expectations with respect to the Chilean peso. As of December 31, 2014, greater ongoing exposure was concentrated in Colombian pesos (approximately US$ 1.1 billion).

The Bank hedges part of these positions on a permanent basis using currency derivatives.

(b)	Stress Tests

These exercises allow weaknesses in positions and the balance sheet structure to be diagnosed. From this, the Bank can create a critical factor plan to be used before such scenarios come about, or a contingency plan for when the scenarios have already taken place or the estimated probability of occurrence is high.

(i)	Trading Book

In addition, market stress tests can be performed to test trading book positions under diverse extreme scenarios in order to estimate the losses they would generate.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The results of the market stress tests on the trading book are reported periodically to the ALCO and the board of directors.

Stress tests conducted during 2014 indicated that none of the critical scenarios considered would affect the Bank’s solvency.

The list below enumerates some of the linear and historical sensitivity scenarios analyzed.

Scenario	Description
1	Parallel shift of +50 bps
2	Parallel shift of +75 bps
3	Parallel shift of +100 bps
4	Steepening of 0 to 100 bps in 5 years
5	Twist of 25 bps pivoting in 5 years
6	Shock to inflation compensation of +200 bps
7	Shock to inflation compensation of -70 bps
8	Shock of +80 bps to Libor-Camara curve
9	Fall of Lehman Brothers (September 2008)
10	Recomposition of AFP portfolios (March 2009)

FIGURE 19: TRADING BOOK

(ii)	Banking Book

Market stress tests are also performed to test the banking book under diverse extreme scenarios in order to estimate the potential losses they would generate on both the interest margin and on capital. Results of the market stress tests on the banking book are disclosed periodically to the ALCO and the board of directors.

Scenario	Description
1	Parallel shift of 100 bps, +50 bps inflation compensation
2	Parallel shift of 200 bps, +100 bps inflation compensation
3	Parallel shift of 300 bps, +150 bps inflation compensation
4	Ramp of 0 to 100 bps in 1 year, +50 bps inflation compensation
5	Inverse ramp of 0 to 100 bps in 1 year, -200 bps inflation compensation
6	+3 standard deviations, +50 bps inflation compensation
7	+6 standard deviations, +150 bps inflation compensation
8	Shock to inflation compensation of +200 bps
9	Global recession, Δ inflation compensation: -200bps
10	Global recovery, Δ inflation compensation: +200bps

FIGURE 20: BANKING BOOK

(c)	Methodologies

(i)	Trading Book

(a)	Value at Risk - VaR

For the calculation of VaR, the non-parametric method of historical simulation is used, which consists of using a historical series of prices and the position at risk from the trading book.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

A time series of simulated prices and yields is constructed with the assumption that the portfolio was conserved for the period of time of the historical series. The VaR tries to quantify a threshold of expected losses, which should only occur a certain percentage of times based on the level of confidence used in the calculation.

(b)	Rate Sensitivity

Sources of rate risk include forwards, swaps and options. Rate sensitivity is calculated and reported by portfolio, by relevant discount curve and by maturity.

The present value of the portfolio is stressed by 1 bp. In other words, the present value is calculated by increasing the respective discount rate by 1 bp. The sensitivity of options is calculated using the theta value.

The variation in the present value of the portfolio corresponds to its sensitivity at a variation of one basis point (bp).

•	DV01: Sensitivity to 1 bp variation in rate i at band m.

•	PV: Present value of portfolio’s cash flows.

•	PV’im: Present value of portfolio’s cash flows with shock of 1 bp in rate i at time band m.

•	Pim: Net position in CLP at time band i, currency m.

•	rim: Representative rate of currency m, time band i.

•	Ti: Representative maturity of time band i.

(c)	Currency Sensitivities

Sources of exchange rate risk come from both balance sheet and off-balance sheet positions such as derivatives.

Currency or position sensitivity corresponds to the market valuation of each cash flow in the currency of origin. That is, cash flows in foreign currency expressed at present value.

•	PV: Present value of portfolio’s cash flows.

•	PV’m: Present value of portfolio’s cash flows with shock of 1 unit in exchange rate of currency m with respect to USD.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(ii)	Banking Book

(a)	Sensitivity to Indexation

Sources of indexation risk come from both balance sheet and off-balance sheet positions such as derivatives that, as a result of a change in indexation units (UF, UVR or others), impact the Bank’s profit for the year.

As with currency sensitivity, indexation sensitivity is the market valuation of each indexed cash flow. That is, cash flows in indexation units expressed at present value.

•	PV: Present value of portfolio’s cash flows.

•	PV’m: Present value of portfolio’s cash flows with shock of 1 unit in indexation unit.

(b)	Sensitivity of Financial Margin

This measures the impact caused by a movement of 100 bp, over a twelve-month horizon, in the Bank’s financial margin (interest earned less interest paid).

The information required to calculate the index is obtained from the regulatory cash flows of the market risk data from the balance sheet book (regulatory report C40) only considering the time bands up to and including 1Y.

•	Annual Income Sensitivity.

•	Pim: Net position in CLP in respective time band.

•	Δr: Variation of 100 bp.

•	Ti: Representative maturity of time band i.

(c)	Sensitivity of Economic Capital

This measures the sensitivity of the market value of the cash flows associated with assets and liabilities in the event of a parallel change of 100 bp in the relevant discount curve.

The information required to calculate the index is obtained from the cash flows of the Bank’s entire portfolio using data from the banking book.

The present value of the aggregate flows are discounted using the average terms of the respective time bands. Then the present value is calculated similarly with a shock increasing the respective discount rate by 100 bp.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	MVS: Market Value Sensitivity.

•	PVim: Present value of the cash flows of time band i, currency m.

•	PV’im: Present value of the cash flows of time band i, currency m, with a shock of 100 bp in discount rates.

•	Pim: Net position in CLP at time band i, currency m.

•	rim: Representative rate of currency m, time band i.

•	Ti: Representative maturity of time band i.

(2)	Regulatory Monitoring

Regulatory monitoring of market risk exposure is measured in accordance with chapter III.B.2 of the Compendium of Financial Standards from the Chilean Central Bank and chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions for both the trading book and the banking book. In the trading book, the impact is measured in the event of a change in the market price of its financial positions as a result of variations in interest rates, exchange rates and volatility. In the banking book, the impact is measured on the entity’s financial margin and present value.

The limits established for the trading book are for exposure to interest rate risk and exchange rate risk. The difference between the regulatory capital recorded by the financial institution and the sum of the following two items cannot be negative: (i) the product of the credit risk-weighted assets defined in article 67 of the General Banking Law and the minimum percentage established for regulatory capital in article 66 of that law, and (ii) the sum of the trading book’s exposure to interest rate risk and the exchange rate risks for the entire balance sheet measured in accordance with the Basel standard methodology with some important differences where exchange rate exposure stands out. As indicated in the paragraph above, the Bank must always comply with the following ratio:

RC-((k*CRWA)+MRE)>0

Where:
RC	: Regulatory Capital
CRWA	: Credit Risk Weighted Assets
MRE	: Exposure to interest rate risk in trading book and currency Risk in entire balance Sheet
k	: Minimum percentage established for regulatory capital in article 66 of General Banking Law

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Group	Description Sensitivity	Factor
i	Each of the foreign currencies of countries with long-term external debt in foreign currency with a rating of at least AAAr, or equivalent, from any of the risk rating agencies indicated in Chapter III.B.5 of this Compendium. It also considers the EURO and the position in gold.

j	Each of the foreign currencies of countries not included in basket i.

Market risk exposure in accordance with regulatory methodology is detailed below:

Market Risk Limit for Trading Book	31/12/2014
Market Risk Exposure	339,329
Rate trading	62,844
Currency trading	69
Options trading	806
Currency structural*	275,610
Credit risk-weighted assets	16,715,382
Total risk-weighted assets	20,956,994

Regulatory capital	2,071,647

Basel index	12.39%

Basel index (includes ERM)	9.89%

Margin	729,389
% Consumption	64.79%

FIGURE 21: MARKET RISK LIMIT FOR TRADING BOOK

The market risk presented in the table above (measured in units of risk-weighted assets) shows that capital consumption related to the Bank’s exposures to market risks is explained in more than 83% of the cases by the effect of our investment in CorpBanca Colombia. As of December 2014, this investment amounted to approximately US$ 1.1 billion. This exposure to exchange rate risk—Chilean peso vs. Colombian peso—is considered structural in the sense that it arises from a long-term investment.

It is also worth mentioning that in accordance with Chilean regulations, a sensitivity factor of 35% is applied to net exposures in foreign currencies of countries other than those classified as AAA or an equivalent rating. The standard sensitivity factor in the Basel standards is only 8%. As a result, the capital consumption that the Bank must report to comply with local regulations is more than 4 times greater than if international recommendations were applied.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The regulatory model for market risk in Colombia, as in Chile, is based on the standard Basel model, separated into risk factors (i.e. interest rate, exchange rate and stock price). The volatilities applied to each of the factors are established by regulators. This result is used for the solvency margin, to which a factor equivalent to 100/9 is applied.

Market Risk Limit for Trading Book	31/12/2014
Market risk	591,815
Rate trading	591,815
Currency trading	—
Options trading	—
Currency structural*	—
Credit risk-weighted assets	5,438,905
Total risk-weighted assets	6,030,720

Regulatory capital	752,063

Basel index	13.83%

Basel index (includes ERM)	12.47%

Margin	286,238
% Consumption	61.94%

FIGURE 22: MARKET RISK IN COLOMBIA

Chilean regulations also require banks to establish limits for their market risk exposure in their banking book, which includes limits based on sensitivity in the financial margin and volatility in its equity value. Measurement of exposure to interest rate and indexation risks in the banking book must consider both the short-term impact on the capacity to generate net interest and indexation income and the fees sensitive to changes in interest rates, as well as the long-term impact on the institution’s economic value of adverse movements in interest rates.

The banking book’s exposure to the net interest and indexation margin is known as the short-term limit and cannot exceed 35% of the accumulated interest and indexation margin, plus fees sensitive to interest rates charged in the twelve months prior to the date of measurement. The exposure of capital to changes in interest rates has a long-term limit that cannot exceed 20% of regulatory capital. Both limits were presented and ratified by the Bank’s board of directors.

The exposure of regulatory limits in the banking book for Chile is detailed as follows.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Short-term limit	31/12/2014
Exposure	64,991
Rate risk	39,274
Indexation risk	21,683
Reduced revenue (fees sensitive to interest rates)	4,033
Limit	130,591
% Consumption	49.8%

Financial margin plus fees (12 months)	373,118
Percentage limit over financial margin	35.0%
Short-term limit	130,591
Consumption with respect to financial margin	17.4%

Long-term limit	31/12/2014
Exposure	266,394
Rate risk	266,394
Limit	414,329
% Consumption	64.3%

Regulatory capital (RC)	2,071,647
Percentage limit over regulatory capital	20%
Long-term limit	414,329
Consumption with respect to RC	12.9%

FIGURE 23: MARKET RISK LIMIT FOR BANKING BOOK

Finally, regulatory provisions in Colombia do not establish methodologies for determining market risk exposure for the banking book. However, it is monitored, controlled and reported on a daily basis using the internal methodologies described above.

2.	Funding Liquidity Risk

a)	Management Tools

In order to comply with risk management objectives for funding liquidity risk, the monitoring and control structure is centered mainly on the following:

•	Short-term maturity mismatch

•	Coverage capacity using liquid assets

•	Concentration of funding sources

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Additionally, the monitoring and control structure for liquidity risk is complemented with stress testing in order to observe the institution’s ability to respond in the event of illiquid conditions.

(1)	Internal Monitoring

(a)	Limits and Warning Levels

(i)	Thirty-day Liquidity Coverage Ratio

In order to safeguard the Bank’s payment capacity in the event of illiquid conditions, a minimum has been established for the instrument portfolio that enables cash flows to be quickly generated either through liquidation or because they can be used as collateral for new funding sources.

The limit for the liquidity coverage ratio is 50% of the 30-day mismatch in consolidated currency. The composition of liquid assets as of December 31, 2014, after applying the respective price volatility haircuts and market liquidity adjustments is presented in the table below.

Investment Portfolio Chile 12/31/2014	Liquid Assets in Domestic Currency (30 days)		Liquid Assets in Foreign Currency (30 days)		Total Liquid Assets
Cash and cash equivalents		756,259		244,515		1,000,774
Sovereign bonds		505,497		65,853		571,350
Bank time deposits		51,846		—		51,846
Corporate bonds		27,621		20,996		48,618
Bank bonds		198		17,967		18,165
Repo agreements	-	677		—	-	677
Average reserves required	-	83,500	-	18,070	-	101,570
Liquid assets		1,257,244		331,261		1,588,506

FIGURE 24: LIQUID ASSETS [MCH$] CORPBANCA CHILE

Investment Portfolio Colombia 12/31/2014	Liquid Assets in Domestic Currency (30 days)	Liquid Assets in Foreign Currency (30 days)	Total Liquid Assets
Cash and cash equivalents	63,401	12,294	75,695
Sovereign bonds	974,834	—	974,834
Bank time deposits	—	—	—
Corporate bonds	63,496	—	63,496
Bank bonds	—	—	—
Repo agreements	—	—	—
Average reserves required	340,192	—	340,192
Liquid assets	1,441,923	12,294	1,454,217

FIGURE 25: LIQUID ASSETS [MCH$] CORPBANCA COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(ii)	Daily Wholesale Maturities

In order to control concentration of funding sources and safeguard compliance with obligations, the Bank monitors maturities of deposits in Chilean pesos by wholesale customers. This monitoring is conducted with a daily limit of MCh$50,000 in maturities per day.

Special treatment is given to this customer segment for two reasons:

•	They individually represent an important percentage of CorpBanca’s business.

•	Given the profile of these customers in the wholesale segment, the renewal rate for these deposits tends to be lower. This last reason is consistent with cash disbursement models in regulatory reports, which do not assume that wholesale customers will renew deposits.

The maturity profile for wholesale deposits is monitored on a daily basis. As a result, excesses are detected and reported based on the structure of the maturity profile. Forecasted excesses must be justified the day after they are reported and must then be managed.

(iii) Warning	Levels for Liquidity Requirements

In addition to monitoring and reporting all internal limits on a daily basis, senior management is informed each month through the ALCO and the board of directors is informed each quarter. Special importance is placed on the Bank’s liquidity position by presenting an analysis of measurements of concentration, performance, premiums paid and/or other relevant variables.

(a)	Monitoring Funding Sources

Monitoring of variations in the stock of short-term funding such as time and demand deposits for each of the segments represents a key variable in monitoring the Bank’s liquidity. Identifying abnormal volatilities in these funding sources enables the Bank to quickly foresee possible undesired liquidity problems and thus to suggest action plans for managing them.

During 2014, different strategies were implemented to diversify liabilities, including: diversifying time deposits, expanding stable funding sources such as on-line time deposits by individuals and issuing bonds.

These strategies enabled the Bank to continue to improve its funding structure, providing more stable funding.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(b)	Survival Horizon under Individual Stress

As a function of stressed maturities and renewal ratios, days of survival are estimated based on projected liquidity needs and the portfolio of available liquid assets. Based on these scenarios, any significant deviation is studied to determine whether action plans need to be implemented.

(b)	Stress Tests

Stress testing is a tool that complements the analysis of liquidity risk management as it enables the Bank to know its ability to respond in the event of extreme illiquid conditions and to trigger its contingency plans, if necessary, to address such conditions.

In particular, three types of scenarios are modeled:

•	Individual Crisis: the financial system losses confidence in the Bank, which translates into important withdrawals from demand accounts, decreases in deposits and bond investments by customers and penalties to its funding rates.

•	Systemic Crisis: Local weakening of financial and credit conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, massive outflows of capital, increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

•	Global Crisis: Global weakening of financial, credit and economic conditions that causes the market to seek refuge in the U.S. dollar, greater restrictions on access to credit from abroad, decreased exposure to credit risk (replaced by sovereign risk), increases in the use of lines of credit and downward adjustments in expectations for the monetary policy rate.

(2)	Regulatory Monitoring

In accordance with chapter III B.2 from the Chilean Central Bank and chapter 12-9 of the Updated Compilation of Standards from the Superintendency of Banks and Financial Institutions, the Bank must measure and control its liquidity position based on the difference between cash flows payable from liability and expense accounts and cash flows receivable from asset and income accounts for a given period or time band, which is called maturity mismatch.

This measurement is determined for controlling the liquidity position of the Bank itself and of its subsidiaries. The maturity mismatch calculation is carried out separately for domestic and foreign currency, setting limits based on capital and cash flows accumulated at 30 and 90 days:

•	The maturity mismatch in all currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

•	The maturity mismatch in foreign currencies for periods less than or equal to 30 days must be less than or equal to the Bank’s basic capital.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

•	The maturity mismatch in all currencies for periods less than or equal to 90 days must be less than or equal to twice the Bank’s basic capital.

In full compliance with the Chilean Central Bank and the Superintendency of Banks and Financial Institutions, CorpBanca’s board of directors approved a policy to measure and control its liquidity position based on maturity mismatches on an adjusted basis with a 10% cushion with respect to the regulatory limit.

The table below shows the use of internal mismatch limits as of December 31, 2014, and some consumption statistics for the year.

	As of December 31, 2014			Statistics 2014
Index	Limit [MCh$]	Mismatch [MCh$]	Excess Reserves [MCh$]	Minimum [MCh$]	Average [MCh$]	Maximum [MCh$]
All currencies 30 days	1,362,821	567,416	1,930,237	887,310	1,483,735	2,453,379
All currencies 90 days	2,725,642	-381,918	2,343,724	1,036,892	1,927,660	3,000,636
Foreign currency 30 days	1,362,821	281,575	1,644,396	1,075,827	1,493,219	1,839,143

FIGURE 26: INTERNAL LIMITS AND CURRENCY MISMATCHES FOR 2014

Figures 27, 28 and 29 show the evolution of consumption for each limit in 2014.

FIGURE 27: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 30 DAYS DURING 2014

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

FIGURE 28: EVOLUTION OF CONSOLIDATED MISMATCH IN ALL CURRENCIES AT 90 DAYS DURING 2014

FIGURE 29: EVOLUTION OF CONSOLIDATED MISMATCH IN FOREIGN CURRENCIES AT 30 DAYS DURING 2014

In the Colombian market, the regulatory measurement known as the standard LRI model measures 7 and 30-day liquidity gaps. It allows entities to quantify the level of minimum liquid assets, in domestic and foreign currency, that they should maintain each day in order to, at a minimum, meet their payment obligations fully and on time. Entities must be capable of measuring and forecasting the cash flows of their assets, liabilities, off-balance sheet positions and derivative instruments for different time horizons in both normal scenarios and crisis scenarios where cash flows vary significantly from expectations as a result of unforeseen changes in markets, the entity or both.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The following tables show the evolution of the 7 and 30 day liquidity gaps in Colombia in 2014.

FIGURE 30: CONSOLIDATED 7-DAY LIQUIDITY GAP 2014 COLOMBIA

FIGURE 31: CONSOLIDATED 30-DAY LIQUIDITY GAP 2014 COLOMBIA

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Capital Requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During 2013, the Bank has complied fully with all capital requirements.

The Bank maintains and actively manages basic capital to cover the risks inherent to its business. The Bank’s capital adequacy is monitored using, among other measures, indices and rules established by the SBIF.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Basic Capital to Total Consolidated Assets of 3%, net of required provisions. For this purpose, Regulatory Capital is determined based on Capital and Reserves or Basic Capital, adjusted by:

a.	(a) adding subordinated bonds limited to 50% of Basic Capital and,

b.	(b) subtracting the asset balance of goodwill and unconsolidated investments in companies.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back each asset. There are 5 risk categories (0%, 10%, 20%, 60% and 100%). For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets. Property, plant and equipment have 100% risk, which means that minimum capital equivalent to 8% of the value of these assets is needed.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or “credit equivalent”). For weighting purposes, “credit equivalent” also considers off-balance sheet contingent loans.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As instructed in Chapter 12-1 of the SBIF RAN, beginning in January 2010, a regulatory change was implemented that made effective Chapter B-3 of the Compendium of Accounting Standards, which changed the risk exposures of contingent loans, passing from 100% to the percentages indicated below:

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

Type of Contingent Loan	Exposure
a) Cosignatories and sureties	100%
b) Confirmed foreign letters of credit	20%
c) Issued documentary letters of credit	20%
d) Bank guarantees	50%
e) Interbank guarantee letters	100%
f) Unrestricted lines of credit	50%
g) Other loan commitments:
- Student loans (Law 20.027)	15%
- Other	100%
h) Other contingent loans	100%

As of year-end, the ratio of assets to risk-weighted assets is as follows:

	Note	Consolidated Assets		Risk-Weighted Assets
		2014 MCh$	2013 MCh$	2014 MCh$	2013 MCh$
Balance Sheet Assets (Net of Provisions)
Cash and due from banks	5	1,169,178	911,088	—	—
Transactions in the course of collection	5	212,842	112,755	69,124	38,367
Trading securities	6	685,898	431,683	182,209	114,243
Receivables from repurchase agreements and securities	7	78,079	201,665	78,079	201,665
Derivative instruments (1)		1,553,424	852,162	1,066,545	593,931
Loans and advances to banks	9	814,209	217,944	194,162	76,716
Loans to customers	10	13,891,904	12,777,784	12,920,115	11,950,287
Financial assets available for sale	11	1,156,896	889,087	211,567	265,354
Financial assets held to maturity	11	190,677	237,522	190,677	153,147
Investments in other companies	12	15,842	15,465	15,842	15,465
Intangible assets (2)	13	371,597	424,930	371,597	424,930
Property, plant and equipment	14	92,642	98,242	92,642	98,242
Current tax assets	15	1,608	—	161	—
Deferred tax assets	15	113,501	92,932	11,350	9,293
Other assets	16	411,974	290,678	411,974	290,678
Off-Balance-Sheet Assets
Contingent loans		1,498,897	1,377,022	899,338	826,213

Total risk-weighted assets		22,259,168	18,930,959	16,715,382	15,058,531

(1)	Items presented at their credit equivalent risk value, as established in SBIF Chapter 12-1 “Equity for Legal and Regulatory Purposes.”
(2)	For calculation purposes, the amount of all assets that correspond to goodwill is subtracted as established in the aforementioned chapter.

	Amount 2014 MCh$		Amount 2013 MCh$	Ratio 2014		Ratio 2013
Basic Capital	1,443,427	3	1,411,341	6.37%	5	7.30%
Regulatory capital	2,071,647	4	1,991,289	12.39%	6	13.22%

(2)	Basic capital is defined as the net amount that should be shown in the consolidated financial statements as “equity attributable to equity holders of the Bank” as indicated in the Compendium of Accounting Standards.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

(3)	Regulatory capital is equal to basic capital plus subordinated bonds, additional provisions, and non-controlling interest as indicated in the Compendium of Accounting Standards; however, if that amount is greater than 20% of basic capital, only the amount equivalent to that percentage will be added; goodwill is subtracted and if the sum of the assets corresponding to minority investments in subsidiaries other than banking support companies is greater than 5% of basic capital, the amount that the sum exceeds that percentage will also be subtracted.

(4)	The consolidated basic capital ratio is equal to basic capital divided by total assets.

(5)	The consolidated solvency ratio is equal to the ratio of regulatory capital to weighted assets.

As of year-end 2014, the Bank includes the following information within its management objectives, policies and processes:

-	The Bank, in consolidated terms, has total equity of MCh$ 1,443,427 (MCh$ 1,411,341 in 2013).

-	In terms of regulatory ratios, the Bank closed the year in 2014 with a ratio of basic capital to total assets of 6.37% (7.30% in 2013), while the Basel Index (regulatory capital to total risk-weighted assets was 12.39% (13.22% in 2013).

Operational Risk

a) Roles and Responsibilities

Board of Directors

The board of directors must ensure that the mechanisms used to manage operational risk, as well as the definition of roles and responsibilities (established in this policy) are in accordance with guidelines outlined by the Bank’s shareholders.

Operational Risk and Information Security Committee

This committee is responsible for maintaining visibility regarding and commitment to operational risk management at the highest level of authority.

Operational Risk Management Area

The mission of this area is to define, promote, implement and monitor the framework for operational risk management, which should be in line with the Bank’s focus, objectives and strategic goals.

Division Managers

Division managers are responsible for managing operational risks within their respective divisions. Their responsibilities include:

- Implementing operational risk policy in their respective business units.

- The most important operational risk management responsibilities of each division include:

- Identifying risks.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

- Valuing risks (both qualitatively and quantitatively).

- Improving risks.

- Providing direct support for operational risk monitoring within the business unit.

b) Operational Risk Management Process

The operational risk management model for CorpBanca and subsidiaries includes the following activities or functions:

c) Creation of Risk Culture

i)   Training and Communication

Ongoing training and communication regarding the threats facing the business, together with business-focused training, are crucial to achieving objectives. Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate operational risk.

ii)   Evaluation

Evaluations of operational risk are based on identifying threats to the business process, the impact of those threats and the subsequent evaluation of controls to mitigate risk.

iii)   Improvements

Each division manager must ensure that operational risks are reviewed regularly and that the proper measures are taken.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 36 - ASSET AND LIABILITY MATURITIES

a. Maturities of Financial Assets

The main assets grouped by maturity, including interest accrued as of December 31, 2014 and 2013, are detailed in the table below. Instruments held for trading or available for sale, are included at fair value and within the time period when they may be sold.

		As of December 31, 2014
	Note	Up to One Month	Between One Month and Three Months	Between Three Months and One Year	Between One Year and Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading securities	6	20,145	81,838	361,936	114,110	35,393	72,476	685,898
Receivables from repurchase agreements and securities borrowing	7	70,353	5,087	2,639	—	—	—	78,079
Derivative instruments	8	46,213	51,120	100,152	156,525	182,722	230,067	766,799
Loans and advances to banks (*)	9	720,065	35,834	16,309	26,241	16,030	—	814,480
Loans to customers (**)	10	1,780,145	1,851,508	2,005,376	2,077,420	2,337,087	3,698,231	13,749,767
Commercial loans and other		1,380,435	1,788,974	1,741,470	1,542,727	1,520,212	1,925,737	9,899,555
Residential mortgage loans		20,453	21,917	126,284	182,590	353,418	1,512,199	2,216,861
Consumer loans		379,257	40,617	137,622	352,103	463,457	260,295	1,633,351
Financial assets available for sale	11	7,914	9,000	87,162	285,053	496,090	271,677	1,156,896
Financial assets held to maturity	11	49,582	8,034	118,510	5,233	948	8,370	190,677

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 271.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$206,031, Mortgage MCh$23,089 and Consumer MCh$90,325. Excludes amounts that have already matured, which total MCh$ 142,137 as of December 31, 2014.

		As of December 31, 2013
	Note	Month	One Month	Three	One Year	Three	Six Years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Trading securities	6	15,789	8,708	240,361	146,337	18,501	1,987	431,683
Receivables from repurchase agreements and securities borrowing	7	66,725	—	1,219	133,721	—	—	201,665
Derivative instruments	8	31,481	19,710	43,830	82,289	106,631	92,339	376,280
Loans and advances to banks (*)	9	162,274	—	5,291	50,516	—	—	218,081
Loans to customers (**)	10	803,911	1,327,942	1,945,004	2,369,623	2,450,978	3,715,598	12,613,056
Commercial loans and other		531,450	1,280,289	1,730,618	1,861,086	1,779,845	1,900,340	9,083,628
Residential mortgage loans		5,470	11,740	54,519	155,701	253,159	1,494,204	1,974,793
Consumer loans		266,991	35,913	159,867	352,836	417,974	321,054	1,554,635
Financial assets available for sale	11	123,073	—	135,238	26,765	286,120	317,891	889,087
Financial assets held to maturity	11	40,045	1,018	124,050	12,189	10,701	49,519	237,522

(*)	Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$ 137.
(**)	Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$ 201,376, Mortgage MCh$22,295 and Consumer MCh$84,208.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b.   Maturities of Financial Liabilities

The main liabilities grouped by maturity, including interest accrued as of December 31, 2014 and 2013, are detailed as follows:

		As of December 30, 2014
	Note	Up to One Month	Between One Month and Three Months	Between Three Months and One Year	Between One Year and Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Payables from repurchase agreements and securities lending	7	661,566	97	—	—	—	—	661,663
Savings accounts and time deposits (*)	17	2,760,216	2,289,106	2,361,770	599,081	12,789	22,448	8,045,410
Derivative instruments	8	43,992	51,390	115,826	163,062	112,699	120,714	607,683
Borrowings from financial institutions	18	155,456	101,935	676,685	411,324	28,865	57,658	1,431,923
Debt issued	19	123,230	3,541	110,125	628,830	1,069,830	1,143,494	3,079,050

(*)	Excludes term savings accounts totaling MCh$31,556 in 2014.

		As of December 31, 2013
	Note	Up to One Month	Between One Month and Three Months	Between Three Months and One Year	Between One Year and Three Years	Between Three Years and Six Years	More than Six Years	TOTAL
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Payables from repurchase agreements and securities lending	7	298,840	43,605	—	—	—	—	342,445
Savings accounts and time deposits (*)	17	2,753,220	2,213,463	1,766,388	489,612	60,263	22,127	7,305,073
Derivative instruments	8	28,732	20,697	50,599	82,194	61,199	38,162	281,583
Borrowings from financial institutions	18	182,786	204,972	761,389	42,873	31,855	49,965	1,273,840
Debt issued	19	878	5,362	68,176	519,970	754,986	1,065,185	2,414,557

(*)	Excludes term savings accounts totaling MCh$32,630 in 2013.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 37 - FOREIGN CURRENCY

Consolidated balances as of December 31, 2014 and 2013, include assets and liabilities in foreign currency or units indexed to variations in exchange rates, detailed as follows:

	Payable in Foreign Currency		Payable in Chilean Pesos (*)		Total
	12.31.14	12.31.13	12.31.14	12.31.13	12.31.14	12.31.13
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ASSETS
Cash and due from banks	1,709,883	1,466,885	—	—	1,709,883	1,466,885
Transactions in the course of collection	101,643	66,520	—	—	101,643	66,520
Trading securities	1,079,188	742,214	—	—	1,079,188	742,214
Receivables from repurchase agreements and securities	84,189	360,945	—	—	84,189	360,945
Derivative instruments	749,878	432,891	—	—	749,878	432,891
Loans to customers and banks	11,134,939	11,928,681	16,014	27,030	11,150,953	11,955,711
Financial assets available for sale	862,438	627,197	15,966	15,575	878,404	642,772
Financial assets held to maturity	303,079	434,813	—	—	303,079	434,813
Investments in other companies	9,117	20,885	—	—	9,117	20,885
Intangible assets	530,392	675,690	—	—	530,392	675,690
Property, plant and equipment	88,936	117,650	—	—	88,936	117,650
Current tax assets	2,656	—	—	—	2,656	—
Deferred tax assets	111,035	104,462	—	—	111,035	104,462
Other assets	341,098	186,623	—	—	341,098	186,623

TOTAL ASSETS	17,108,471	17,165,456	31,980	42,605	17,140,451	17,208,061

LIABILITIES
Current accounts and other demand deposits	4,932,778	4,910,952	—	—	4,932,778	4,910,952
Transactions in the course of payment	130,088	25,862	—	—	130,088	25,862
Payables from repurchase agreements and securities	1,078,411	507,882	—	—	1,078,411	507,882
Savings accounts and time deposits	5,401,615	6,011,191	—	2	5,401,615	6,011,193
Derivative instruments	576,334	298,169	—	—	576,334	298,169
Borrowings from financial institutions	2,367,897	2,420,399	—	—	2,367,897	2,420,399
Debt issued	2,090,756	1,387,464	—	—	2,090,756	1,387,464
Other financial obligations	2,264	2,131	—	1,180	2,264	3,311
Current tax liabilities	—	34,973	—	—	—	34,973
Deferred tax liabilities	152,395	157,710	—	—	152,395	157,710
Provisions	127,412	152,679	—	—	127,412	152,679
Other Liabilities	160,618	299,884	—	—	160,618	299,884

TOTAL LIABILITIES	17,020,568	16,209,296	—	1,182	17,020,568	16,210,478

(*)	This includes transactions receivable expressed in foreign currency or indexed to variations in exchange rates

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

NOTE 38 - EVENTS AFTER THE REPORTING PERIOD

CORPBANCA

a)	Panamanian Banking Superintendency Approves Itaú – CorpBanca Merger

On January 6, 2015, the merger of Banco Itaú Chile and CorpBanca that was announced in 2013 was approved. Integration of these banks remains conditional upon approval from the shareholders of both entities as well as regulatory approval in Chile from the SBIF, in Panama from the Securities Market Superintendency (SMV) and in Colombia from the Colombian Stock Exchange (BVC).

CORPBANCA ADMINISTRADORA GENERAL DE FONDOS

a)	Establishment of Guarantees

On January 10, 2015, CorpBanca Administradora General de Fondos S.A. established the following Bank Guarantees for General Fund Managers in order to guarantee faithful compliance of the subsidiary’s obligations to manage third-party assets and compensation for damages resulting from non-fulfillment of these obligations in accordance with article 226 of Law 18,045. These policies are in effect from January 10, 2015 to January 10, 2016, and are detailed as follows:

Guarantee No.	Beneficiary	Coverage in UF	Valid Until (day/month/year)
47507073	Mutual Fund Corp Acciones Chilenas	10,000	10-01-2016
47507111	Mutual Fund Corp Acciones Latinoamerica	10,000	10-01-2016
47507154	Mutual Fund Corp Asia	10,000	10-01-2016
47507324	Mutual Fund Corp Bonos Corporativos	10,000	10-01-2016
47507413	Mutual Fund Corp Capital Balanceado	10,000	10-01-2016
47507634	Mutual Fund Corp Capital Balanceado	10,000	10-01-2016
47507685	Mutual Fund Corp Depósito	10,000	10-01-2016
47507774	Mutual Fund Corp Eficiencia	10,000	10-01-2016
47507790	Mutual Fund Corp Emea	10,000	10-01-2016
47507847	Mutual Fund Corp Europa	10,000	10-01-2016
47507898	Mutual Fund Corp Investment A	10,000	10-01-2016
47507944	Mutual Fund Corp Investment C	10,000	10-01-2016
47508002	Mutual Fund Corp Investment D	10,000	10-01-2016
47508061	Mutual Fund Corp Mas Futuro	44,586	10-01-2016
47508100	Mutual Fund Corp Mas Ingreso	10,000	10-01-2016
47508150	Mutual Fund Corp Mas Patrimonio	23,479	10-01-2016
47508177	Mutual Fund Corp Mas Valor	13,238	10-01-2016
47508223	Mutual Fund Corp Oportunidad	93,837	10-01-2016
47508274	Mutual Fund Corp Oportunidad Dolar	10,000	10-01-2016
47508290	Mutual Fund Corp Seleccion Nacional	10,000	10-01-2016
47508410	Mutual Fund Corp Selecto	32,563	10-01-2016
47508525	Mutual Fund Corp Selecto Global	10,000	10-01-2016
47508550	Mutual Fund Corp Usa	13,342	10-01-2016
47508568	Mutual Fund Deuda Latam	10,000	10-01-2016
47508592	Mutual Fund Perfil Agresivo	10,000	10-01-2016
47508606	Third-party portfolio management	28,565	10-01-2016
47474280	Corp Chile Private Investment Fund	10,000	10-01-2016
47474256	Corp Europa I Private Investment Fund	10,000	10-01-2016
47474230	Corp Europa II Private Investment Fund	10,000	10-01-2016
47474388	Corp Inmobiliario II Private Investment Fund	10,000	10-01-2016
47474310	Corp UK Private Investment Fund	10,000	10-01-2016

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

b)	Legal Matters

On September 26, 2013, the Company was notified of a lawsuit brought by José Hernán Romero Salinas against CorpBanca Administradora General de Fondos S.A. filed with the 12th Civil Court of Santiago, Case No. C-9302-2013. The lawsuit petitions the court to render null and void four mutual fund investment agreements. As a result of the annulment, the plaintiff is requesting that the subsidiary be sentenced to /i/ return all funds invested in the four mutual fund investment agreements; /ii/ pay for lost profits valued at Ch$100,000,000, which is equivalent to the money that the plaintiff would have invested in fixed income mutual fund units as of the date of filing the lawsuit; and /iii/ pay the plaintiff the sum of MCh$50 for moral damages. On December 1, 2014, the first instance ruling was issued, partially accepting the lawsuit by declaring the agreements null and void and ordering the subsidiary to refund the sum of Ch$512,792,497 consisting of the money handed over to invest. The ruling rejected the petition for lost profits and moral damages filed by the plaintiff. On January 6, 2015, the Bank filed a motion for cassation on grounds of form, arguing a lack of factual and legal grounds for the basis of the ruling and appeal. On January 16, 2015, the plaintiff appealed the ruling, requesting modification for the ruling to include compensation for moral damages, lost profits and court costs. Both filings are pending processing.

CORPBANCA AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As of and for the years ended December 31, 2014 and 2013

The matters described above do not involve any adjustments to the financial statements as of December 31, 2014.

Between January 1, 2013, and February 20, 2015, the date of issuance of these consolidated financial statements, there have been no other events after the reporting period that could affect the presentation and/or results of the financial statements.

Juan Vargas Matta	Cristián Canales Palacios
Chief Accountant	Chief Executive Officer (Interim)